FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 11, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Reference Form – 2012- BRF- BRASIL FOODS SA

Contents

1	Persons responsible for the form’s content	7
1.1	Declaration and Identification of the persons responsible
2	Independent Auditors
2.1/2.2	Identification and remuneration of the Auditors	8
2.3	Other significant information
3	Selected financial information	9
3.1	Financial information
3.2	Non-accounting measurements	10
3.3	Events subsequent to the last financial statements	11
3.4	Policy for use of the proceeds	12
3.5	Distribution of dividends and retained earnings	15
3.6	Dividends declared under retained earnings or reserves account
3.7	Level of debt
3.8	Liabilities according to type and maturity
3.9	Other significant information	16
4	Risk factors
4.1	Description of the risk factor
4.2	Comments on expected changes in exposure to risk factors	35
4.3	Significant and non-confidential legal, administrative and arbitration proceedings
4.4	Non-confidential legal, administrative and arbitration proceedings, the plaintiffs in which are administrators, ex-administrators, controllers, ex-controllers or investors	38
4.5	Significant confidential proceedings
4.6	Repetitive or related and non-confidential legal, administrative and arbitration proceedings which collectively are deemed significant
4.7	Other significant contingencies	39
4.8	Rules of the country of origin and of the country in which the securities are held in custody

5	Market risk
5.1	Description of the principal market risks	44
5.2	Description of the policy for management of market risks	50
5.3	Significant changes in the principal market risks	66
5.4	Other significant information	66
6	Issuer’s background
6.1/ 6.2/6.4	Constitution of the issuer, duration and date of registration with the CVM	67
6.3	Brief background information	67
6.5	Principal corporate events at the issuer, controlled or affiliated companies	69
6.6	Information of filing for bankruptcy based on a significant value or court or extra-court supervised recovery	71
6.7	Other significant information	71
7	Activities of the issuer
7.1	Description of the issuer’s and controlled companies’ activities	71
7.2	Information on operational segments	72
7.3	Information on products and services relative to the operational segments	74
7.4	Clients responsible for more than 10% of net operating revenue	90
7.5	Significant impacts of state regulation on the activities	90
7.6	Significant revenues generated overseas	91
7.7	Impact of foreign regulation on the activities	92
7.8	Significant long-term relations	93
7.9	Other significant information	94
8	Economic group
8.1	Description of the Economic Group	118
8.3	Restructuring operations	120
9	Significant assets
9.1	Significant non-current fixed assets - others
9.1	Significant non-current assets/ 9.1.a- Plant, property and equipment	122
9.1	Significant non-current assets/ 9.1.b- Patents, brands, licenses, concessions, franchises and transfer of technology agreements	127
9.1	Significant non-current assets/ 9.1.c – Corporate stakes	142

9.2	Other significant information	149
10	Directors’ comments
10.1	General financial and equity conditions	150
10.2	Operating and financial result	161
10.3	Relevant events which have occurred or are expected in the financial statements	173
10.4	Significant changes in accounting practices – Qualifications and emphases in the auditor’s opinion	184
10.5	Key accounting policies	188
10.6	Internal controls with respect to the preparation of the financial statements – Degree of efficiency and deficiency and current recommendations in the auditor’s report	197
10.7	Use of resources from distribution of public offerings and eventual deviations	197
10.8	Significant items not shown in the financial statements	198
10.9	Comments on items not shown in the financial statements	202
10.10	Business plan	208
10.11	Other factors with significant influence	209
11.	Forecasts
11.1	Disclosed forecasts and assumptions	210
11.2	Monitoring and changes to disclosed forecasts	212
12.	Meeting and management
12.1	Description of management structure	218
12.2	Rules, policies and practices relative to the general meetings	225
12.3	Dates and newspapers for publication of information required pursuant to Law 6.404/76	229
12.4	Rules, policies and practices with respect to the Board of Directors	230
12.5	Description of commitment clause for resolution of disputes through arbitration	230
12.6/8	Composition and professional experience of the management and fiscal council	230
12.7	Composition of the statutory committees and audit, financial and compensation committees	230
12.9	Experience of conjugal relations, common law marriage or family affinity up to 2 times removed in relation to members of management of the issuer, controlled and controlling companies	230
12.10	Relation of subordination, rendering of service or control between management and controlled and controlling companies and others	230

12.11	Agreements, including insurance policies, for payment or reimbursement of expenses borne by members of management	241
13.	Compensation of members of the management
13.1	Description of the policy or practice of compensation including the non-executive directors	267
13.2	Total compensation of the board of directors, executive board and fiscal council	270
13.3	Variable compensation of the board of directors, executive board and fiscal council	272
13.4	Equities based compensation plan of the board of directors and executive board	274
13.5	Participation in shares, units and other convertible securities held by members of management and fiscal councilors- by corporate body	278
13.6	Equities based compensation of the board of directors and the executive board	278
13.7	Information on unexercised options held by the board of directors and by the executive board	280
13.8	Exercised options and shares delivered relative to equities-based compensation of the board of directors and the executive board	280
13.9	Information necessary for understanding data published in items 13.6 to 13.8 – Method for pricing the value of the shares and options	280
13.10	Information on pension plans granted to members of the board of directors and to the executive directors	282
13.11	Maximum, minimum and average individual compensation of the board of directors, the executive board and the fiscal council	282
13.12	Compensation or indemnification mechanisms for members of management in the event of removal from the retirement position	283
13.13	Percentage of total compensation held by management and members of the fiscal council who are parties related to the controllers	283
13.14	Compensation of the management and members of the fiscal council, grouped by corporate body, received for any reason other than for the post which they hold	283
13.15	Compensation of management and members of the fiscal council recognized in the result of controlling, either direct or indirect, of companies under common control and of companies controlled by the issuer.	284
13.16	Other significant information	284
14.	Human resources
14.1	Description of the human resources	285
14.2	Significant changes- Human resources	285
14.3	Description of employee compensation policy	286
14.4	Description of relations between the issuer and the labor unions	287

15.	Control
15.1/2	Shareholding position	288
15.3	Capital distribution	290
15.5	Shareholders’ agreement filed at the issuer’s head office or to which the controller is a party	290
15.6	Significant changes in the participations of members of the controlling group and the members of management of the issuer	290
15.7	Other significant information	291
16.	Transactions involving related parties
16.1	Description of the rules, policies and practices in relation to transactions with related parties	292
16.2	Information on transactions with related parties	293
16.3	Identification of the measures taken for handling conflicts of interest and statement of the strictly cumulative nature of the conditions agreed or of the appropriate compensatory payment	294
17.	Capital Stock
17.1	Information on capital stock	295
17.2	Increase in capital stock	295
17.3	Information on stock splits, reverse stock splits and stock dividends	296
17.4	Information on reductions in capital stock	297
18.	Securities
18.1	Share rights	297
18.2	Description of eventual statutory rules which limit the voting rights of significant shareholders or obliges them to hold a public offering	298
18.3	Description of exceptions and suspensive clauses relative to equity or political rights enshrined in the bylaws	307
18.4	Trading volume and highest and lowest prices of the traded securities	308
18.5	Description of other issued securities	309
18.6	Brazilian markets on which securities are eligible to trade	310
18.7	Information on class and type of security eligible to trade in overseas markets	311
18.8	Public offerings for distribution effected by the issuer or by third parties including controllers and affiliated and controlled companies relative to the issuer’s securities	311
18.9	Description of public offerings for acquisition made by the issuer with respect to shares issued by third parties	311

18.10	Other significant information	312
19.	Buyback/treasury plans
19.1	Information on plans for buyback of issuer’s shares	315
19.2	Movement of securities held as treasury stock	316
19.3	Information on securities held as treasury stock on the closing date of the last fiscal year	317

20.	Trading policy
20.1	Information on securities’ trading policy	318
20.2	Other significant information	319
21.	Disclosure policies
21.1	Description of internal norms, charters or procedures with respect to the disclosure of information	319
21.2	Description of the policy for disclosing a material act or fact and procedures for maintaining confidentiality of undisclosed material information	320
21.3	Members of management responsible for implementing, maintenance and supervision of the information disclosure policy	336
22.	Extraordinary business
22.1	Acquisition or sale of any significant asset which is not classified as a normal operation in the business of the issuer	336
22.2	Significant changes in the way the issuer’s businesses are conducted	336
22.3	Significant agreements signed by the issuer and its controlled companies not directly related to their operations	336
22.4	Other significant information	337

1.1  Declaration and Identification of the persons responsible

Person in Charge of the Form’s Content:

Leopoldo Viriato Saboya -  CFO and Investor Relations Officer

José Antonio do Prado Fay – Chief Executive Officer

The above qualified executive officers, declare that:

a. they have reviewed the reference form;

b. all information contained in the form meets the provision in CVM Instruction 480, especially articles 14 and 19;

c. the information as a whole contained in the reference form is a true, precise and complete reflection of the economic-financial situation of the issuer and the risks inherent to its activities, and of the securities issued by it.

2. AUDITORS

2.1. As regards to the independent auditors

2.2. Report the total independent auditors' compensation for the last year, including the fees related to the audit services and those related to any other services rendered

Auditor CVM Code:

418-9

Auditor Corporate Denomination:

KPMG Auditores Independentes

Auditor CNPJ:

57.755.217/0001-29

Service period:

04/27/2009         to 12/31/2011

Technical supervisor:

Danilo Siman Simões

CPF:

524.053.116-15

Adress:

Street Dr. Renato Paes de Barros, 33, Post Office Box 2467, São Paulo, SP, Brazil, Zip Code 04530-904

Telephone 55 (11) 21833103, Fax 55 (11) 21833320, email dsimoes@kpmg.com.br

Description of hired services:

Audit services, in order to issue an audit report according Brazilian and international audit rules to addressing the balance sheet, statements of income, statements of changes in shareholders’ equity, statements of cash flows and statements of value added.

Audit fees: R$3,484 thousand.

Audit fees mentioned above are the aggregate fees billed and billable by our independent auditors in connection with the audit of the Company’s annual consolidated financial statements and review of the Company’s quarterly financial information.

Tax fees: R$ 216 thousand in 2011. Tax fees are fees billed for tax compliance.

Audit-related fees: R$ 490 thousand. Fees billed by KPMG Auditores Independentes are related to the advice abroad and technology consulting.

2.3. Other material information

The Company’s Board of Directors has established pre-approval procedures for the engagement of its registered public accounting firm for audit and non audit services. Such services can only be hired if approved by the Board of Directors, and if the scope is in compliance with the restriction provided under applicable rules and they do not jeopardize the independence of our auditors. On April 18, 2012, BRF – Brasil Foods S.A. filled at IPE an announcement, according to the Instruction 308, of May 14 1999, of CVM that in the Board of Directors Meeting of November 24, 2011 it was approved the hiring of Ernest & Young Terco to audit the Company’s Financial Statements as from January 1st 2012. Ernest & Young Terco Will substitute KPMG as independent auditors in line with article 31, which determines the rotation of independent auditors.

3. SELECTED FINANCIAL INFORMATION

3.1. Accounting Information

                a. Shareholders’ Equity

                b. Total Assets

                c. Net Revenue

                d. Gross Result

                e. Net Result

                f. Number of Shares, except Treasury Shares

                g. Book Value per Share (R$)

                h. Net Result per Share (R$)

                i. Other accounting information selected by the Company

(In Reais)	2011	2010	2009
Shareholders' Equity	14,109,917,000	13,636,518,000	12,995,659,000
Total Assets	29,983,456,000	27,751,547,000	28,383,627,000
Net revenues	25,706,238,000	22,681,253,000	15,905,776,000
Gross Profit	6,659,275,000	5,730,101,000	3,176,910,000
Net Income	1,365,089,000	804,996,000	118,591,000
Numbers of shares (ex-treasury)	869,453,804	871,692,074	870,021,066
Equity Value (Reais)	16.228484	15.643733	14.937177
Earnings per share (Reais)	1.57005	0.923500	0.136300

3.2. Non-Accounting Information:

a.      non-accounting measurements disclosed by the Company in the last fiscal year;

b.      reconciliations between the amounts disclosed and the amounts of the audited financial statements;

c.       explain the reason to believe that such measurement is more adequate for the proper understanding of its financial position and result of its operations.

Corporate Law - in millions of Brazilian Reais
2011	total
Net Income	1,367.4
(±) Non-controlling shareholders	(2.3)
(±) Income tax and social contribution	156.5
(±) Other operating income	356.5
(±) Financial expenses, net	479.5
(+) Depreciation, amortization and deplention	886.3
= EBITDA	3,244.0

Corporate Law - in millions of Brazilian Reais
2010	total
Net Income	804.1
(±) Non-controlling shareholders	0.9
(±) Income tax and social contribution	196.5
(±) Other operating income	310.0
(±) Financial expenses, net	483.1
(+) Depreciation, amortization and deplention	840.4
= EBITDA	2,635.0

Corporate Law - in millions of Brazilian Reais
2009	total
Net Income	123.0
(±) Non-controlling shareholders	(4.4)
(±) Income tax and social contribution	221.2
(±) Other operating income	249.1
(±) Financial expenses, net	(262.5)
(+) Depreciation, amortization and deplention	544.6
= EBITDA	871.0

EBITDA is defined as profit before financial income (expenses) net, income tax and social contribution, depreciation, amortization and depletion and other operation income, used as a performance measure by the Company.

The Company believes that EBITDA is practical form to measure its operational performance and allow and enable an effective comparison of reflections from different periods, as a measure of value.

3.3. Events subsequent to the last financial statement

3.3. Identificar e comentar qualquer evento subsequente às últimas demonstrações financeiras de encerramento de exercício social que as altere substancialmente

Approval for Merger of SADIA S.A.

According to the material fact released on February 9, 2012, the Board of Directors of the Company approved the merger of Sadia S.A. into BRF which will occur on December 31, 2012. The merger is part of the reorganization which started with the business combination between the two companies, which main purpose is to maximize synergies and to rationalize activities, with consequent reductions in administrative and operating costs and increased productivity.

The decision to merge Sadia into BRF resulted in losses of approximately R$215,2 million in the fiscal year of 2011 related to a valuation allowance for deferred income tax and social contribution over tax losses and negative base of social contribution on net income, which will not be utilized after the merger. The above value reflects Management´s best estimate at the data base of these financial statements, considering the available conditions. The final monetary impact of the Sadia merger into BRF will be determined on December 31, 2012.

Establishment of Joint Venture in China

On February 14, 2012, the Company disclosed the establishment of the Rising Star Food Company Limited, a Joint Venture (“JV”) with the participation of the Dah Chong Hong Limited (“DCH”), which purpose will be:

  Access to the Chinese distribution market in Continental China, Hong Kong and  Macau reaching retail and food service channels;
  Local processing of the products; and
  Developing the SADIA brand in these countries.

The Company owns 50% participation in JV and is committed to make a capital increase amounting to approximately R$2,4 million, which is proportional to its participation in the JV.

Management estimates that during the first year of operation, the JV will have sales volumes of more than 140,000 tons and have net revenues of approximately R$844,1 million.

Signature of Asset Exchange and Other Agreements with Marfrig

In continuity of the negotiations for the fulfillment of TCD and as disclosed by the relevant fact issued on March 20, 2012, the Company and Marfrig signed on this date a Asset Exchange and Other Agreements, which confirmed with some amendments in the MOU signed on December 08, 2011, whose main objective it is establish the term and conditions aiming to the accomplish an exchange of assets.

Revolving Credit Facility

As disclosed through the “Announcement to the Market” issued on April 27, 2012, with the purpose of improving the financial liquidity, the Company and its wholly-owned subsidiaries Perdigão International Ltda. and Perdigão Europe hired a credit line Revolver Credit Facility (“RFC"), in the amount of US$500 million, with a 3 years maturity term in two tranches (USD and EUR), from a syndicate comprised of 19 global banks, lead by Santander, Morgan Stanley and HSBC. In different levels the following financial institutions also entered into the syndicate: Banco Bradesco, Banco do Brasil, Bank of China, The Bank of Nova Scotia, The Bank of Tokyo-Mitsubishi, BNP Paribas, Mizuho Corporate Bank, Standard Chartered Bank, Sumitomo Mitsui Banking, ING Bank, Rabobank Curaçao, Bank of Taiwan, Deutsche Bank, Mega International Commercial Bank, United Taiwan Bank, Credit Agricole Corporate and Investment Bank.

The transaction was structured to allow the Company to utilize the credit line at anytime, throughout the 3 years and will yield interest indexed to LIBOR plus a spread which may range from 1.6% p.a. to 2.5% p.a. considering the credit rating classification of the Company’s long term debt.

3.4. Policy of Use of Proceeds for the last 3 fiscal years

        a. rules regarding retained earnings

According to the Company’s bylaws, section 32, “the net income for the year will be allocated successively as follows;

1) Five percent (5%) towards the establishment of the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock;

2) Twenty-five percent (25%) as a mandatory minimum dividend, as adjusted in accordance with Section 202 of Law No. 6,404/76, to be paid with respect to all shares of stock of the corporation;

3) Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock;

4) up to 50% (fifty per cent) for the constitution of the reserve for expansion, this reserve not to exceed 80% (eighty per cent) of the Capital Stock, with the purpose of ensuring investments in fixed assets or increases in working capital, including through amortization of the Company’s debts, irrespective of retention of profit earmarked to the capital expenditures budget, and its balance being used, as may be the case, for: (i) absorbing losses whenever necessary; (ii) distribution of dividends at any time; (iii) operations of redemption, reimbursement or the authorized purchase of shares as permitted in the legislation; and (iv) for incorporation into the Capital Stock, including through new stock dividends.”

                b. rules regarding dividends distribution

For the 3 years ended from 2009 to 2011, the Company’s bylaws determined the distribution of a minimum dividend of 25% of the net income of the year for all Company’s’ shares, adjusted as specified in article 202 of Law No.6,404/76.

Our dividend policy has historically included the distribution of periodic dividends, based on quarterly balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our bylaws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year in which they are declared.

As permitted by the Brazilian Corporation Law, our bylaws specify that 25% of our adjusted net profits for each fiscal year must be distributed to shareholders as dividends or interest on shareholders’ equity. We refer to this amount as the mandatory distributable amount. Under the Brazilian Corporation Law, the amount by which the mandatory distributable amount exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized income reserve, and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which our net income exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain associated companies, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

While we are required under the Brazilian Corporation Law to pay a mandatory dividend each year, we may suspend the mandatory dividends if our administrative bodies report to our annual shareholders’ meeting that the distribution is incompatible with our financial condition. Our fiscal council, if in operation, must review any suspension of mandatory dividends recommended by our management. In such case, our management would be required to submit a report to the CVM setting forth the reasons for any suspension of dividends. Profits not distributed by virtue of such a suspension are allocated to a special reserve and, if not absorbed by any subsequent losses, are required to be distributed as dividends as soon as our financial condition permits their distribution.

                We are able to allocate mandatory dividends in the form of interest on shareholders’ equity, which is deductible when calculating our income tax and social contribution. We have done so in the past and expect to continue to do so in the foreseeable future.

We are required by the Brazilian Corporation Law and our bylaws to hold an annual Shareholders’ meeting no later than the fourth month following the end of each fiscal year at which, among other things, the shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our audited financial statements prepared for the immediately preceding fiscal year.

Any holder of shares on the date the dividend is declared is entitled to receive the dividend. Under the Brazilian Corporation Law, dividends are generally required to be paid within 60 days of the declaration date, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared.

Our bylaws do not require that we index the amount of any dividend payment to inflation.

                Since January 1, 2006, Brazilian companies are permitted to pay interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contribution tax. The amount of the deduction is limited to the greater of: (1) 50% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made; and (2) 50% of our accumulated profits. The payment of interest on shareholders’ equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest on shareholders’ equity cannot exceed the TJLP rate for the applicable period. The amount distributed to our shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of any applicable withholding tax plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

                c. periodicity of dividend distribution

                Our board of directors may declare interim dividends or interest on shareholders’ equity based on realized profits reflected in semiannual financial statements. The board of directors may also declare dividends based on financial statements prepared for shorter periods, but they cannot exceed the amount of capital reserves. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year in which the interim dividends were paid.

                d. any restrictions on dividend distribution imposed by law or regulation applicable to the issuer, as well as contracts, court decisions, administrative or arbitral

There are no restrictions on our ability to distribute dividends that have been lawfully declared under Brazilian law. However, as with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately nine months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad.

Prescription

Our shareholders have three years to claim dividend distributions made with respect to their shares, from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

3.5. Adjusted net income, payments of dividends and profit retentions

(Reais)	Year 2011	Year 2010	Year 2009
Adjusted Net Income	1,367,409,109,01	804,105,826.29	96,161,162.48
Dividends paid in relation to adjusted net income	46.228594	32.644957	103.992087
Return on Equity	4.480069	1.924978	0.769488
Total Dividend	632,134,000.00	262,500,000.00	100,000,000.00
Retained net income	735,275,109.01	541,605,826.29	0.00
Approval date	04/24/2012	04/29/2011	03/31/2010

Retained net income	Amount	Dividend payment	Amount	Dividend payment	Amount	Dividend payment
Ordinary	292,343,997.00	08/29/2011	53,200,003.57	08/27/2010	100,000,000.00	02/22/2010
Ordinary	339,790,000.00	02/15/2012	209,299,996.43	02/24/2011

3.6. Dividends declared under retained earnings account and reserves accrued in prior fiscal years

In the year ended December 31, 2011 and 2010, dividends distributed as interest on shareholders’ equity were entirely derived from profit generated in the year. In the year ended December 31, 2009, R$8.6 million of dividends were distributed using the amounts of profit reserves (expansion reserves).

3.7. Level of debt

Year	Amount of Debt (million Reais)	Index type	Indebtedness Level	Description
2011	8,324.22	Debt Index	1.1250000

3.8. Liabilities according to the type and maturity

Year (thousand Reais)	2011
Type of Guarantee	Up to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Secured Guarantee	525,289	597,853	228,824	232,536	1,584,502
Unsecured Guarantee	3,197,881	757,487	0	2,784,353	6,739,721
Total	3,723,170	1,355,340	228,824	3,016,889	8,324,223

3.9 Other material information

3.9 To provide other information which the issuer considers relevant

The total amount of debt under Item 3.7 is presented in millions of Brazilian Reais.

In all previous years, including the year ended December 31, 2009, the Company prepared its financial statements in accordance with accounting practices adopted in Brazil. The financial statements for the year ended December 31, 2010 are the first statements prepared in accordance with the complete set of technical pronouncements, interpretations and guidelines issued by the Accounting Pronouncement Committee (CPC),and is totally in convergence with international accounting standards “IFRS" issued by the International Accounting Standards Board “IASB”.

4. RISK FACTORS

4.1. Description of the risk factor

                a. Related to the Company

                b. Related to the direct or indirect controller or controlling group

                c. Related to its shareholders

                d. Related to the subsidiaries and affiliates

                e. Related to its suppliers

                f. Related to its clients

                g. Related to the economy sectors in which the Company operates

                h. Related to the regulation of the economy sectors in which the Company operates

                i. Related to foreign countries where the issuer

Risks Relating to Our Business and Industry

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs, cattle, milk and other raw materials, as well as the selling prices of our poultry, pork, beef and dairy products, all of which are determined by constantly changing market forces of supply and demand, which may fluctuate significantly, and other factors over which we have little or no control.

These other factors include, among others, fluctuations in local and global poultry, hog, cattle and milk production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate fluctuations. Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of our suppliers because such contracts are not customary in our industry. Our financial performance is also affected by domestic and international freight costs, which are vulnerable to volatility in the price of oil. We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products, and our overall financial performance may be adversely affected.

The decreases in demand and selling prices in 2009, which were exacerbated by the global economic crisis, illustrate the susceptibility of our business to cyclical market forces. In 2009, the average corn price on the Chicago Board of Trade, or “CBOT,” was 29.1% lower than the average price in 2008 after increasing 41.1% in 2008 compared to 2007. Soybean prices decreased by 16.3% in 2009 after increasing 42.8% in 2008 compared to 2007. Similarly, we significantly increased our selling prices of certain of our products in 2008 to reflect increased production costs but were then forced to decrease prices for many products in the fourth quarter of 2008 and throughout 2009. Besides that, the exchange rate volatility and export performance adversely affected our financial performance in those periods.

The volatility of prices of our important raw materials has continued in 2010 and 2011. In 2011, the average corn price on the CBOT was 58.8% higher than the average corn price in 2010. However, the price of corn on the CBOT in December 2011 was 16.7% lower than the price of corn in June 2011, largely as a result of supply and demand volatility in the market. CBOT soybean prices decreased by 15.9% in December 2011 compared to June 2011. In 2011, we found it necessary to increase our selling prices of international products in order to mitigate the impact of the increase in the costs of our raw materials.

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Among such risks are those related to raising animals, including disease and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of our products and therefore could have a significant impact on our operations.

Our sales are dependent on consumer preferences, and any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of our products, reducing the level of consumption of those products.

Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category. We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry, hogs, cattle and dairy products).

Our systems for compliance with governmental regulations may not be fully effective in mitigating risks related to food safety. Any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Deterioration of general economic conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic conditions. In 2008 and 2009, our business was materially affected by the global economic crisis, which resulted in increased volatility in our markets and contributed to the net losses recorded in the fourth quarter of 2008 and in the first half of 2009. For instance, the global economic crisis led to an increase in raw material prices, such as corn and soybeans, which we could not pass on to our customers. In addition, there was a sharp decrease in demand in 2009, which forced us to cut 20% of our meat production for export in the first quarter of 2009. Although Brazilian and global economic conditions generally improved in 2010, in 2011, the European sovereign debt crisis led to a significant slowdown in economic activity in Europe, increasing unemployment rates and decreasing meat consumption.  The upheaval in several countries in the Middle East and events in areas of Latin America also affected meat consumption in those regions.  Because of the global nature of our business, we remain subject to the risk of economic volatility worldwide, and economic and political disruptions around the world can have a material adverse effect on our business and results of operations.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease. We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of poultry, avian influenza (discussed below) and Newcastle disease; (2) in the case of hogs, cattle and certain other animals, foot-and-mouth disease, classic swine fever “blue ear” disease and A(H1N1) influenza (discussed below); and (3) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease.” Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. In 2005, foot-and-mouth disease cases in the States of Mato Grosso do Sul and Paraná affected only cattle, although hogs can also be contaminated. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, relating to some or all of our regions. For example, due to foot-and-mouth disease cases affecting cattle in the States of Mato Grosso do Sul and Paraná, certain major export markets, including Russia (which has been the largest importer of Brazilian pork) banned imports of pork from the entire country in November 2005. Russia partially lifted this ban in the second quarter of 2006 for pork products from the State of Rio Grande do Sul, and this ban was completely lifted in December 2008. In 2011, Russia prohibited imports from several Brazilian states, citing health and sanitary reasons, and this ban remains in place. Any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.

Our pork business in our Brazilian and export markets could be negatively affected by concerns about A(H1N1) influenza, also called “swine flu.”

In 2009, A(H1N1) influenza, also called “swine flu,” spread to many countries. On June 11, 2009, the World Health Organization, or “WHO,” declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada). On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. In China, for instance, at least 20 people died of A(H1N1) influenza in 2011.

Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export  markets and could have a negative impact on the consumption of pork in those markets or in Brazil. In addition, any future significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even though no link between the influenza cases and pork consumption has been shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

Our poultry business in Brazilian and export markets could be negatively affected by avian influenza.

Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza (the H5N1 virus). In a small number of cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, on occasion, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

Since 2003, there have been over 526 confirmed human cases of avian influenza and over 311 deaths, according to the WHO. Various countries in Asia, the Middle East and Africa reported human cases in the past five years and as recently as 2011, and several countries in Europe reported cases of avian influenza in birds. For example, Indonesia became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified. The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases. In addition, in late 2011, China suspended supplies of live poultry to Hong Kong after a dead chicken there tested positive for avian influenza. In 2011, 62 cases were reported worldwide, with 34 deaths, according to the WHO.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales of poultry by us, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets.

Some countries, such as Russia, have a history of erecting trade barriers to imports of food products.  In 2006, Russia began to impose quotas on Brazilian pork, beef and poultry products. Over the last two years, the Russian government has changed the allocation criteria for these quotas (particularly for pork and poultry products), which has negatively affected Brazil’s total export volume. Russia is also developing its local production capabilities and increasing quantitative restrictions. In 2011, Russia prohibited imports from several Brazilian states for health and sanitary reasons, which also decreased Brazil’s total export volume.

We have been affected by trade barriers imposed by a number of other countries from time to time.  In 2009, for example, Ukraine initiated an anti-dumping investigation. Although the investigation was eventually halted and Brazil is once again permitted to export poultry and pork to that country, we cannot predict whether Ukraine may take similar measures in the future.  In June 2011, South Africa initiated an anti-dumping investigation against Brazilian chicken, specifically whole chicken and boneless cuts. In a preliminary determination, the South African government imposed substantial tariffs on these products (62.9% on whole chicken and 46.5% on boneless cuts), which temporarily halted Brazilian imports. A final decision by the South African government is expected by the end of this year. The Brazilian government concurrently considering initiating a WTO panel to investigate alleged violations of anti-dumping agreements.  In addition, at the end of 2011, Iraq introduced some barriers to Brazilian chicken exports, and in the beginning of 2012, Argentina imposed additional restrictions on Brazilian pork.

In Europe, another of our important markets, the European Union has, for some time, charged protective tariffs to mitigate the effects of Brazil’s lower production costs on local European producers. In addition, the European Union has a ban on certain types of Brazilian beef that impacts sales of fresh premium cuts and some frozen hindquarter cuts, and imports of Brazilian pork are currently banned.

Developed countries also use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. For example, French producers receive subsidies for their sales of poultry to countries such as Saudi Arabia, a major importer of poultry products. Trade barriers are sometimes applied indirectly to other parties that are crucial to the export of our products. In addition, local producers in a specific market may exert political pressure on their governments to prevent foreign producers from exporting to their market, particularly during unfavorable economic conditions. Any of the above restrictions could substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our domestic markets and from Brazilian and foreign producers in our export markets. The Brazilian market for whole poultry, poultry cuts and pork cuts is highly fragmented. Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from small producers is a primary reason why we sell most of our frozen (in natura) meat products in the export markets and is a barrier to expanding our sales of those products in the domestic market. With respect to exports, we compete with other large, vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers.

In addition, the potential growth of the Brazilian domestic market for processed food, poultry, pork and beef and Brazil’s low production costs are attractive to international competitors. Although the main barrier to these companies has been the need to build a comprehensive distribution network and a network of outgrowers, international competitors with significant resources could undertake to build these networks or acquire and expand existing networks.

In the Brazilian dairy products markets, our main competitors are Nestlé Brasil Ltda., Danone Ltda., LBR (Lácteos Brasil S.A.) and Vigor. To varying degrees, our competitors may have strengths in specific product lines and regions as well as greater financial resources. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

Increased regulation of food safety could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. Changes in government regulations relating to food safety could require us to make additional investments or incur other costs to meet the necessary specifications for our products. Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment to Brazil, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.

Our export sales are subject to a broad range of risks associated with international operations.

Export sales account for a significant portion of our net sales, representing approximately 40% of our net sales in both 2010 and 2011. Our major export markets include the European Union, the Middle East (particularly Saudi Arabia) and the Far East (particularly Japan, China and Russia), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

Our future ability to conduct business in export markets could be adversely affected by factors beyond our control, such as the following:

•  exchange rate fluctuations;

•  deterioration in international economic conditions;

•  political risks, such as the “Arab Spring” events in the Middle East and recent Venezuelan elections and political instability in Iran;

•  imposition of increased tariffs, anti-dumping duties or other trade barriers;

•  strikes or other events affecting ports and other transport facilities;

•  compliance with differing foreign legal and regulatory regimes; and

•  sabotage affecting our products.

The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect our export volumes, selling prices and results of operations.

Our export sales are highly dependent on conditions at a small number of ports in southern Brazil. We export our products primarily through ports in southern Brazil (Paraná, Santa Catarina and Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in the third quarter of 2007 and in March 2008, Brazilian federal government sanitary inspectors went on strike for approximately one month. More recently in August 2011, a strike at the Itajaí port affected exports for approximately two months. A widespread or protracted strike in the future could adversely affect our business and our results of operations.

In the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events resulted in reduced shipment levels in November 2008 and led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008.  Any similar events in the future affecting the infrastructure necessary for the export of our products could adversely affect our revenues and our results of operations.

In particular, political and economic risks in Argentina could limit the profitability of our operations and our ability to execute our strategy in that country.

We have five production facilities in Argentina, and we view growth of our business in Argentina as an important component of our strategy in South America.  In the fourth quarter of 2011, we acquired two Argentine companies, Avex and Flora Dánica, demonstrating our commitment to expanding in Argentina.  However, executing our strategy in Argentina is subject to significant political and economic risks.  Political and economic conditions have been volatile in that country for more than a decade.  An economic crisis in 2001-2002 led to a long period of deep recession, inflation and political and social unrest.  After growth in the second half of that decade, Argentina suffered a sudden economic decline in 2009, accompanied again by inflation and political and social unrest.  Economic uncertainty, inflation and other factors could lead to lower real salaries, lower consumption and unemployment, which could have an adverse effect on demand for our products.  In addition, Argentine government policies may adversely affect our ability to realize a return on our investment in Argentina.  For example, the government has imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds of their investments in Argentina.  More recently, the Argentine government announced the effective nationalization of YPF S.A., Argentina’s leading energy company, through the expropriation of the controlling interest in YPF S.A. held by Repsol YPF S.A., a Spanish company.  The Argentine government’s action led to a dramatic decline in the prices of Argentine securities and great concern among international investors.  Argentine government intervention, investor reactions and economic uncertainty in Argentina could adversely affect the profitability of our operations and our ability to execute our strategy in that country.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the handling and disposal of waste, discharges of pollutants into the air, water and soil, and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and liability for remediation or for environmental damage. We cannot operate a plant if the required environmental permit is not valid or current.

We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not renewed or have their solicitation of renewal dismissed by the competent environmental authority, we may incur fines and other administrative penalties, suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are being renewed, and we cannot guarantee that environmental agencies will approve our renewal requests.

Acquisitions may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions and other business ventures. We have completed several acquisitions in recent years. Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other challenges if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

In recent years, the size of our acquisitions has increased, which has increased the magnitude of the challenges described above. In 2009, we completed our business combination with Sadia, which was approved by the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, the Brazilian government agency with antitrust decision making authority, or “CADE”) in 2011. Since the Sadia transaction, we have continued to grow through acquisitions, in line with our strategy to increase the internationalization of the company. In 2011, we acquired two Argentine companies, Avex S.A., a poultry producer, and Flora Dánica S.A., a margarine producer and distributor, for R$188.3 million. In addition, we acquired Heloisa Indústria e Comércio de Produtos Lácteos Ltda. for R$55.0 million, as a part of our strategy to increase our operations in the dairy business. We may not realize the benefits of the acquisitions we undertake, in the timeframe we anticipate or at all, because of integration or other challenges.

We may not realize the expected benefits of our business combination with Sadia, whether because of lost revenues from businesses we were required to divest, difficulty in achieving projected synergies or other reasons.

In July 2011, we received Brazilian antitrust approval for our business combination with Sadia from the CADE, but that approval was subject to a number of conditions, including, among others:

•         the suspension of our use of the Perdigão and Batavo  brands with respect to several product lines in the Brazilian market for periods ranging from three to five years;

•         the divestment of our Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Elegant, Fiesta, Freski, Confiança, Doriana  and Delicata  trademarks; and

•         the divestment of 10 processed food plants, two hog slaughtering plants, two poultry slaughtering plants, four animal feed plants, 12 chicken breeder stock farms, two poultry hatcheries and eight distribution centers and a related portfolio of contracts with integrated poultry and hog outgrowers.

In March 2012, we entered into an agreement with Marfrig Alimentos S.A. to exchange these assets for assets and cash held by Marfrig. Under the agreement:

•        We agreed to transfer to Marfrig:

•        the trademarks, intellectual property, real property, facilities and equipment described in the agreement with the CADE;

•        the assets and rights relating to eight distribution centers;

•        through a lease, our hog slaughtering plant in Carambeí in the State of Paraná, with an option by Marfrig to purchase the plant for R$188.0 million at the end of the lease term;

•        capital stock of certain subsidiaries relating to the assets above;

•        contracts with integrated producers to ensure that Marfrig will maintain the same levels of supply as BRF and Sadia did; and

•        Sadia’s 64.57% interest in the capital stock of Excelsior Alimentos S.A.

In return, Marfrig agreed to transfer to us its 90.05% interest in Quickfood S.A., an Argentine company; and R$350.0 million in cash, of which R$100.0 million must be paid between June and October 2012 and the remaining R$250.0 million will be paid in 72 monthly installments, plus interest at market rates.  The transaction with Marfrig is subject to conditions precedent, including an announcement by the CADE that the agreement fulfills the conditions of the Performance Commitment Agreement (Termo de Compromisso de Desempenho, or “TCD”).  For more details on these agreements, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments—Business Combination with Sadia.”

Based on our results of operations for the year ended December 31, 2010, we estimate that the sale of assets and brands agreed with CADE represent revenues of approximately R$1.7 billion and sales volumes equivalent to approximately 456 thousand tons of in natura, marinated and processed products and other products.  We estimate that the suspended Perdigão  and Sadia  brand categories are equivalent to a further R$1.2 billion in revenues.

Although we expect to achieve synergies from the integration of the Brazilian operations of BRF and Sadia, those synergies may not compensate for the lost revenue from the divested brands and assets or the suspended brands or any unanticipated costs.  Our synergy projections are based on historical sales volumes, and if our sales volumes in future periods are lower than those we have assumed, our synergies could also be lower than our projections.  In addition, we estimate that we will need to invest approximately R$700 million from 2011 to 2013 to achieve our projected synergies.  We may not achieve the full amount of our projected synergies for 2012 to 2013, or it may take us longer to achieve these synergies than we currently anticipate.

The divestment and suspension of these brands will require us to refocus our marketing and sales efforts on our remaining brands in the Brazilian market and adjust our operations accordingly.  The transfers of our brands could lead to confusion among consumers and could affect customer loyalty.  In addition, we run the risk that any contamination or other health issue that may arise in the future from a product sold using one of our divested or suspended brands may be associated with our company, even if we did not produce the product.  Any such issue could have an adverse effect on our business, revenues and results of operations.

In addition, our integration of the Brazilian business of Sadia with our Brazilian business is ongoing, and any failure to effectively integrate those operations may increase our costs, adversely affect our margins or have other negative consequences.  The challenges of integration and transition include, among others:

•         devising a coherent marketing and branding strategy in our domestic market that takes into account the relative strengths of BRF’s and Sadia’s marketing and brands, after giving effect to the transfer of brands to Marfrig;

•         continuing to integrate two of the largest customer distribution networks in Brazil;

•         continuing to integrate the extensive production facilities of BRF and Sadia in several Brazilian states; and

•         the potential loss of key customers of BRF or Sadia, or both.

The business combination with Sadia is significantly larger than any other transaction we have undertaken in the past, and the Brazilian antitrust approval raised more complex issues than we have faced in any other acquisition.  Any combination of the challenges described above could adversely affect our results of operations and prospects and the market price of our common shares or ADRs.

We are influenced by a group of shareholders that control a significant percentage of our common shares.

Currently, five pension funds hold a significant percentage of our common shares and, acting together, have the ability to significantly influence our decisions. Those pension funds owned 27.5% of our total capital as of December 31, 2011. They were parties to a shareholders’ voting agreement that expired on October 2011 that set forth voting arrangements with respect to, among other matters, (1) the election of officers and members of our board of directors and of the fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters. Although the current shareholders’ agreement has expired, the pension funds continue to be guided by its terms and are currently negotiating a new shareholders’ voting agreement.

As a result, these shareholders have, and will continue to have, the power to significantly influence the outcome of important corporate decisions or matters submitted to a vote of our shareholders. The interests of these shareholders may conflict with, or differ from, the interests of other holders of our common shares.

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (termo de ajustamento de conduta). Under IFRS, we classify the risk of adverse results in these proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent the amounts are known or reasonably estimable, and we record provisions only for losses that we consider probable. These disclosures for 2011 are included in “Item 8. Financial Information—Legal Proceedings” and note 25 to our consolidated financial statements.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts.

Unfavorable decisions in our legal proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations.

We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions. In the ordinary course of business, we outsource labor to third parties.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect us. In addition, the loss of key professionals may adversely affect our ability to implement our strategy.

Damages not covered by our insurance might result in losses for us, which could have an adverse effect on our business.

As is typical in our business, our plants, distribution centers, vehicles and our directors and officers, among others, are insured. However, certain kinds of losses cannot be insured against, and our insurance policies are subject to liability limits and exclusions. If an event that cannot be insured occurs, or the damages are higher than our policy limits, we may incur significant cost. In addition, we could be required to pay indemnification to parties affected by such an event.

In addition, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mediate the loss, such as shifting production to another facility. These costs may not be fully covered by our insurance. For example, in March 2011, a fire affected part of the installations of our Nova Mutum, Mato Grosso unit, and on October 2011, another fire affected part of the installations of our Brasília unit. Although the facilities are covered by fire insurance and the units’ production was temporarily absorbed by other BRF plants, we cannot guarantee that all of our direct and indirect costs will be covered by our insurance. Any similar event at other facilities in the future could adversely affect our revenues, expenses and our business.

Risks Relating to Our Indebtedness

We have substantial indebtedness, especially since our business combination with Sadia, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2011, our total consolidated debt was R$8,053.5 million, including R$2,567.3 million of debt incurred by our subsidiary Sadia.

Our substantial indebtedness could have major consequences for us, including:

•         requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, reducing the funds available for our operations or other capital needs;

•         limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate because our available cash flow after paying principal and interest on our debt might not be sufficient to make the capital and other expenditures necessary to address these changes;

•         increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flows, we would be required to devote a proportionally greater amount of our cash flows to paying principal and interest on debt;

•         limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•         making it difficult for us to refinance our indebtedness or to refinance such indebtedness on terms favorable to us, including with respect to existing accounts receivable securitizations;

•         placing us at a competitive disadvantage compared to competitors that are relatively less leveraged and that may be better positioned to withstand economic downturns; and

•         exposing our current and future borrowings made at floating interest rates to increases in interest rates.

We have substantial debt that matures in each of the next several years.

As of December 31, 2011, we had R$3,452.5 million of debt that matures in 2012, R$776.9 million of debt that matures in 2013, R$578.5 million of debt that matures in 2014, R$142.4 million of debt that matures in 2015 and R$3,103.3 million of debt that matures in 2016 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2011, we had R$4,723.8 million of foreign currency debt, including R$1,638.3 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

Any future uncertainty in the stock and credit markets could also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in future years:

•         the pressures on credit return as a result of disruptions in the global stock and credit markets,

•         our operating results worsen significantly,

•         we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate, or

•         we are unable to refinance any of our debt that becomes due,

we could face liquidity problems and may not be able to pay our outstanding debt when due, which could have a material adverse effect on our consolidated business and financial condition.

The terms of our indebtedness impose significant operating and financial restrictions on us.

The instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions may limit, directly or indirectly, our ability, among other things, to undertake the following actions:

•         borrow money;

•         make investments;

•         sell assets, including capital stock of subsidiaries;

•         guarantee indebtedness;

•         enter into agreements that restrict dividends or other distributions from certain subsidiaries;

•         enter into transactions with affiliates;

•         create or assume liens; and

•         engage in mergers or consolidations.

Although the covenants to which we are subject have exceptions and qualifications, the breach of any of these covenants could result in a default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects as well as the market prices of our common shares or the ADRs may be adversely affected by, among others, the following factors:

•         exchange rate movements;

•         exchange control policies;

•         expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

•         inflation;

•         tax policies;

•         other economic political, diplomatic and social developments in or affecting Brazil;

•         interest rates;

•         energy shortages;

•         liquidity of domestic capital and lending markets;

•         changes in environmental regulation; and

•         social and political instability.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market prices of our common shares or the ADRs.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations , financial condition, and the market prices of our common shares or the ADRs.

Brazil experienced high rates of inflation in the past. According to the General Market Price Index (Índice Geral de Preços do Mercado) or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 7.7% in 2007, 9.8% in 2008, (1.7)% in 2009, 11.3% in 2010 and 5.1% in 2011. In addition, according to the IPCA, published by the IBGE, the Brazilian consumer price inflation rates were 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011.  In both 2010 and 2011, the actual inflation rate was significantly higher than the Brazilian Central Bank’s target of 4.5%. Increases in personal expenses (which include services) were the main reason that consumer inflation did not meet the Central Bank’s target in 2011.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil in the past and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations, financial condition and the market price of our common shares and the ADRs.

Exchange rate movements may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2006 and 2007 the real  appreciated 9.5% and 16.3%, respectively, against the U.S. dollar. In 2008, the real    depreciated 31.9% against the U.S. dollar. In 2009 and 2010 the real  appreciated 25.5% and 4.3%, respectively, against the U.S. dollar. In 2011, the real  depreciated 12.6% against the U.S. dollar.

Any appreciation of the real against the U.S. dollar may lead to a dampening of export-driven growth. Our production costs are denominated in reais, but our export sales are mostly denominated in U.S. dollars or euros. Financial revenues generated by exports are reduced when translated to reais in the periods in which the real appreciates in relation to the U.S. dollar. Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports.

On the other hand, any depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$4,723.8 million at December 31, 2011, representing approximately 59% of our total consolidated indebtedness at that date. A significant portion of our consolidated debt is denominated in foreign currencies because export credit facilities available in foreign currencies often have attractive financing conditions and costs compared to other financing sources. Foreign-currency denominated credit facilities expose us to a greater degree of foreign exchange risk. We manage a portion of our exchange rate risk through foreign currency swaps and investments, and cash flows from export sales are in U.S. dollars and other foreign currencies, but our foreign currency debt obligations are not completely hedged. At December 31, 2011, our short-term consolidated exchange rate exposure was R$1,638.3 million of the amount described above. A significant devaluation of the real in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares or the ADRs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators.

At the end of former president Luiz Inácio Lula da Silva’s administration, interest rates were lowered to stimulate economic growth. From 2008 to 2010, interest rates decreased from 13.75% to 10.75% and inflation was kept under 5.0%. With the transition to President Dilma Rousseff’s administration in January 2011, the Brazilian government has set a goal of cutting public expenditures and stabilizing the economy. The low interest rates from previous years resulted in high inflation rates of 6.5% in 2011, leading to the Central Bank’s decision to increase interest rates to stabilize the situation.

At December 31, 2011, approximately 32% of our total liabilities from indebtedness and derivative instruments of R$8,053.5 billion was either (1) denominated in (or swapped into) reais   and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito  Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social — COFINS), or “COFINS,” the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes. These proposals are not assured to be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Risks Relating to Our Common Shares and the ADRs

Holders of ADRs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADRs may exercise voting rights with respect to our common shares represented by ADSs and evidenced by ARSs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADRs holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADRs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADRs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, to the extent permitted by the rules of the New York Stock Exchange.

Holders of ADRs also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying the ADSs that are evidenced by their ADRs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADRs or for the manner of carrying out those voting instructions. Accordingly, holders of ADRs may not be able to exercise voting rights, and they have little, if any, recourse if the common shares underlying the ADSs that are evidenced by their ADRs are not voted as requested.

Non-Brazilian holders of ADRs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company, and our shareholders may have less extensive rights.

Holders of ADRs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian Corporation Law.

Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADRs surrenders its ADRs and becomes a direct shareholder, its rights as a holder of our common shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and the ADRs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Non-Brazilian holders of ADRs and common shares may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for non-Brazilian holders of ADRs and common shares to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Judgments of Brazilian courts with respect to our common shares may be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADRs.

Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise preemptive rights and tag-along rights with respect to our common shares underlying the ADSs evidenced by their ADRs.

Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise the preemptive rights and tag-along rights relating to our common shares (including common shares underlying the ADSs evidenced by their ADRs) unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights or tag-along, or if these rights cannot be sold, they will lapse and the holder will receive no value from them.

Provisions in our bylaws may prevent efforts by our shareholders to change our control or management.

Our bylaws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 20% or more of our share capital to, within 30 days from the date of such acquisition, commence a tender offer with respect to all of our share capital for a price per share equivalent to the greatest of: (1) the economic value of our company, which shall be equivalent to the arithmetic average of the mean points of the economic value ranges obtained in two appraisal reports prepared based on the discounted cash flow method, as long as the variation between these mean points shall not exceed 10%, in which case the economic value shall be determined through arbitration; (2) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the 24-month period before the date on which the public offering shall become mandatory, duly adjusted in accordance with the IPCA variation up to the date of payment; and (3) 135% of the unit price of our shares within the 30-day period before the public offering. These provisions of our bylaws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs.

Historically, any capital gain realized on a sale or other disposition of ADRs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares and evidenced by ADRs, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADRs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 2,689, as amended, of the CMN) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven).

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the ADRs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA - Securities, Commodities & Futures Exchange, or the “São Paulo Stock Exchange,” had a total market capitalization of R$2,292 billion, or U.S.$1,219 billion, at December 31, 2011 and an average daily trading volume of R$6.2 billion in 2011. By contrast, the New York Stock Exchange had a market capitalization of U.S.$11.8 trillion at December 31, 2011 (U.S. domestic listed companies) and an average daily trading volume of U.S.$71.5 billion in 2011. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 54.0% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2011. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 47.0% of all shares traded on the São Paulo Stock Exchange in 2011. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADRs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected, for several years, investors’ perceptions of Brazilian securities. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy also is affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

Developments in other countries and securities markets could adversely affect the market prices of our common shares or the ADRs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2011, and we do not expect to be a PFIC for 2012 or in the future, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change.

4.2. Comments on expected changes in exposure to risk factors.

                Currently, the Company does not visualize any changes in the risks mentioned under 4.1, other than those already specified in the descriptions of the principal risks.

4.3. Significant and non-confidential legal, administrative and arbitration proceedings.

Tax Cases:

1)    Subject: Industrialized Products Tax Credits- IPI- Sadia

a) Court: Judiciary- Lower Federal Court Joaçaba/SC
b) Level: 1st
c) Filing Date:08.08.2007
d) d) Parties to the case: Federal Government x Sadia
e) Amounts, goods or rights involved: R$ 416,718,226.38 (12.31.2011)

Principal facts: Sadia used the IPI tax credit recognized in Ordinary Action No. 93.0017410-0 to offset debts COFINS, PIS and social contribution. The amount of credit used by the company had not yet been definitively quantified, which is why the IRS glossed compensation. In 2007 tax foreclosure was filed against Sadia. In 2010 the tax foreclosure was moved to Brasilia, where it was appended to the main action for implementing the credit award.

f) Risk of loss: Possible

g)   Analysis of impact in the event of loss: In case of the entire credit of Sadia isn´t recognized after closed all instances of litigation, the company will be be compelled to pay debts corresponding tax.

h) Amount provisioned, if there is a provision: Not provisioned. See explanatory notes.

2)    Subject:   Industrialized Products Tax credit IPI- BRF

a) Court: Judiciary
b) Level: 2nd
c) Filing Date: 02.27.1987
d) Parties to the case: State Government x BRF – Brasil Foods S/A
e) Amounts, goods or rights involved: BRF – R$ 884,346,561.40 (12.31.2011)

Principal facts: Discusses the compensation of IPI premium credit on exports from 1982. The case became final decision favorable to the BRF. Was initiated liquidation of the sentence and in 2010 the court of 1st instance found to have a zero balance to be settled. In 2010 BRF appealed to Federal Court of Rio Grande do Sul and the decision was revised, keeping part of the credits. In 2011 were submitted requests for clarification regarding the decision. Depending on the decision on the embargo, the discussion will follow to the high courts in Brasilia.

f) Risk of loss: Possible
g) Analysis of impact in the event of loss: There is no impact, as BRF is the plaintiff.
h) Amount provisioned, if there is a provision: Not provisioned.

3)    Subject: Tax Violation Notice- Profits Earned Abroad

a) Court: Administrative – Administrative Tax Council
b) Level: 2nd
c) Filing Date: 09.29.2008
d) Parties to the case: Federal Government x BRF – Brasil Foods S/A
e) Amounts, goods or rights involved: R$: 225,182,455.57 (12.31.2011)

Principal facts: The tax authorities issued this tax violation notive demanding payment of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profits (“CSLL”) for tr the calendar years 2003 and 2004, increased by default interest and fine crafts (of 75% for 2003 and 150% for 2004). In summary, the tax authorities allege that company should have included in the calculation of Actual Profits and in the Calculation Basis of CSLL the profits earned aborad by the company Perdigão Overseas, with headquarters in the Cayman Islands, in view that the holding Crossban Holdings GMBH with headquarters in Austria is a disregarded entity. In 09.02.09 was issued the first administrative decision dismissing the notice of infraction and thus canceled all the tax requirements. It was then brought to the Appeal Office of the Board of Tax Appeals, to which is awaiting trial.

f) Risk of loss: Possible

g)   Analysis of impact in the event of loss: In case the tax ciolation notice is upheld at administrative level, the discussion may be brought before the judiciary, and only after the case runs its course can it have financial impact.

h) Amount provisioned, if there is a provision: Not provisioned. See explanatory notes.

4)    Subject:  Tax Violation Notice- Singular Fine

a) Court: Administrative- Administrative Tax Council
b) Level: 2nd
c) Filing Date: 09.28.2009
d) Parties to the case: BRF – Brasil Foods S/A x Federal Government
e) Amounts, goods or rights involved: R$ 179,727,843.73 (12.31.2011)

f)    Principal facts: Concerns the regulatory fine equal to 0.02 per day in arrears up to 1% of gross revenue for the period based on the allegation of failure/delay to deliver the magnetic tape to RFB, in respect to the periods from 2003 to 2005. Challenge dismissed in part. Awaiting trial of the action for trade and resource volunteer.

g) Risk of loss: Remote

h)  Analysis of impact in the event of loss: In case the tax violation is upheld at the administrative level, the discussion may be brought before the judiciary, and only after the case runs it course can it have a financial impact.

i) Amount provisioned, if there is a provision: Not provisioned.

Civil Cases:

1)      Subject: Class Action

a. Court: Federal District Court for the Southern District of New York in the United States of America
b. Level: 1st
c. Filing Date: 2008
d. Parties to the case: Group of investors of Sadia x Sadia and some of their current and former executives
e. Amounts, goods or rights involved: AAt the current stage of the case, it is not possible determine the amounts involved.

f.                   Principal facts: The subsidiary Sadia, and some of its current and former executives were named as defendants in five class action lawsuits filed by investors of American Depositary Receipts (“ADRs”) issued by Sadia, purchased between 04.30.08 and 09.26.08 (Class Period). These actions were filed in Federal District Court for the Southern District of New York in the United States of America, seeking a remedy Securities Exchange Act of 1934 for losses on currency exchange derivative contracts during the Class Period. By court order, the five actions were consolidated into one action (Class Action) on behalf of the group of Sadia investors.

g. Risk of loss: At the current stage of the process, it is not possible to determine the probability of any loss and the amounts involved and therefore no provision was made.
h. Analysis of impact in the event of loss: There is none.
i. Amount provisioned, if there is a provision: There is none.

4.4. Non-confidential legal, administrative and arbitration proceedings, the plaintiffs in which are administrators, ex-administrators, controllers, ex-controllers or investors.

Civil Cases:

1) Matter: Action for damages

a) Court: Lower Civil Court of the Judicial District of the City of São Paulo, State of São Paulo
b) Level: 1st
c) Filing Date: 01/28/2009
d) Parties to the case: Alexandre Dantas Fronzaglia x HFF Participações S/A
e) Amounts, goods or rights involved: At the current stage of the case, it is not possible determine the amounts involved.

f)    Principal facts: The plaintiff filed an action for damages against HFF (former controlling company of Sadia) for actual damages and lost profits arising from currency derivatives losses and, on the date of the facts, has 14,000 shares PN of Sadia. In February 2010, HFF filed its defense. The Judge in the case started the term for the plaintiff to reply to the defense. The Plaintiff’s reply was filed into the records in May 2010. Currently, we are awaiting notice to HFF that the Reply was filed into the records.

g) Risk of loss: Remote
h) Analysis of impact in the event of loss: There is none.
i) Amount provisioned, if there is a provision: There is none.

4.5. Significant confidential proceedings

                Not applicable.

4.6. Repetitive or related and non-confidential legal administrative and arbitration proceedings which collectively are deemed significant

Subject:  Fiscal War

a) Court: Administrative/ Judiciary
b) Level: Various jurisdications
c) Filing Date: Various dates
d) Parties to the case: States Governments x BRF or Sadia
e) Amounts, goods or rights involved: R$ 1,331,649,405.19
f) Principal facts: Fiscal War. Assessment of the State of destination of goods according not accepting the presumed benefit for the credit granted by the State of origin.
g) Risk of loss: Possible
h) Analysis of impact in the event of loss: Discussion on administrative and judicial spheres, with possible financial impact after the final decisions on each case.
i) Amount provisioned, if there is a provision: Not provisioned.

Subject:  Basic Needs Grocery Package

a) Court: Administrative/ Judiciary
b) Level: Various jurisdications
c) Filing Date: Various dates
d) Parties to the case: State Government x BRF- Brasil Foods S/A or Sadia
e) Amounts, goods or rights involved: R$ 493,943,873.83
f) Analysis of impact in the event of loss: Discussion on administrative and judicial spheres, with possible financial impact after the final decisions on each case.
g) Risk of loss: Possible

h)     Analysis of impact in the event of loss: In case there is no success at the administrative level, the dispute may be brought before the judiciary and only after the case runs its course can there be a financial impact.

i) Amount provisioned, if there is a provision: Not provisioned.

4.7. Other significant contingencies

In the civil and tax area, there is none. As of December 31st, 2011, we are party to 9,379 labor cases, the majority of which are claims arising from divergent interpretations on compliance with legal and regulatory rules on overtime, additional amounts related wage adjustments for inflation acquired prior to the introduction of Real, in the work environment, indirect terminations, illnesses and injuries supposedly incurred at work. Based on past experience and legal counsel, provisions were made for losses in the amount of R$ 105,2 million, which we believe to be sufficient to cover potential losses.

4.8. Rules of the country of origin and of the country in which the securities are held in custody.

Risks Relating to Our Common Shares and the ADRs

Holders of ADRs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADRs may exercise voting rights with respect to our common shares represented by ADSs and evidenced by ARSs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADRs holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADRs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADRs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, except in limited circumstances.

Holders of ADRs also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying the ADSs that are evidenced by their ADRs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADRs or for the manner of carrying out those voting instructions. Accordingly, holders of ADRs may not be able to exercise voting rights, and they have little, if any, recourse if the common shares underlying the ADSs that are evidenced by their ADRs are not voted as requested.

Non-Brazilian holders of ADRs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have less extensive rights.

Holders of ADRs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian Corporation Law.

Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADRs surrenders its ADRs and becomes a direct shareholder, its rights as a holder of our common shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and the ADRs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Non-Brazilian holders of ADRs and common shares may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for non-Brazilian holders of ADRs and common shares to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Judgments of Brazilian courts with respect to our common shares may be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais  may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADRs.

Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise preemptive rights and tag-along rights with respect to our common shares underlying the ADSs evidenced by their ADRs.

Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise the preemptive rights and tag-along rights relating to our common shares (including common shares underlying the ADSs evidenced by their ADRs) unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights or tag-along, or if these rights cannot be sold, they will lapse and the holder will receive no value from them.

Provisions in our bylaws may prevent efforts by our shareholders to change our control or management.

Our bylaws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 20% or more of our share capital to, within 30 days from the date of such acquisition, commence a tender offer with respect to all of our share capital for a price per share equivalent to the greatest of: (1) the economic value of our company, which shall be equivalent to the arithmetic average of the mean points of the economic value ranges obtained in two appraisal reports prepared based on the discounted cash flow method, as long as the variation between these mean points shall not exceed 10%, in which case the economic value shall be determined through arbitration; (2) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the 24-month period before the date on which the public offering shall become mandatory, duly adjusted in accordance with the IPCA variation up to the date of payment; and (3) 135% of the unit price of our shares within the 30-day period before the public offering. These provisions of our bylaws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs.

Historically, any capital gain realized on a sale or other disposition of ADRs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares and evidenced by ADRs, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADRs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 2,689, as amended, of the CMN) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven). For additional discussion of the tax consequences of a disposition of our common shares, see “Item 10. Additional Information––Taxation.”

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the ADRs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&F Bovespa - Securities, Commodities & Futures Exchange, or the “São Paulo Stock Exchange,” had a total market capitalization of R$2,569.41 billion, or U.S.$1,542.08 billion, at December 31, 2010 and an average daily trading volume of R$6.5 billion in 2010. By contrast, the New York Stock Exchange had a market capitalization of U.S.$16.5 trillion at December 31, 2010 (U.S. domestic listed companies) and an average daily trading volume of U.S.$71.2 billion in 2010. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 43.42% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2010. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 49.8% of all shares traded on the São Paulo Stock Exchange in 2010. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADRs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected, for several years, investors’ perceptions of Brazilian securities. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy also is affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

Developments in other countries and securities markets could adversely affect the market prices of our common shares or the ADRs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2009, and we do not expect to be a PFIC for 2010 or in the future, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change.

5. Description of the principal market risks.

5.1    Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to currency risk and interest rate

In the normal course of business, the Company is exposed to market risks that are primarily related to fluctuations in interest rates, exchange rate variations and the price of commodities. The Company uses financial protection instruments to mitigate its exposure to these risks, based on a Financial Risk Management Policy ("Risk Policy") administered by the Committee on Financial Risk Management, Executive Management and Board of Directors.

The Company has policies and procedures for managing such exposures and may use financial instruments for protection, provided they are approved by the Board of Directors to reduce the impacts of these risks. Such policies and procedures include monitoring the levels of exposure to each market risk and its measurement, including an analysis based on accounting exposure and forecasting future cash flows, as well as establishing limits for decision making and use. All of the instruments used by the Company are intended to: (i) the protection of the currency exposure of its debt and cash flow, (ii) protection from exposure to interest rates, and (iii) protection from exposure to price changes in commodities.

The Board of Directors plays a fundamental role in the structure of financial risk management and is responsible for approving the Risk Policy. Furthermore, it defines the tolerance limits to the different risks that are identified as acceptable to the Company on behalf of its shareholders.

The Board of Directors is responsible for assessing the positioning of the Company for each identified risk, in accordance with the guidelines that are issued by the Board. Furthermore, it is responsible for the approval of: (i) the action plans defined for risk alignment in regards to the tolerance limits; (ii) the performance indicators which are to be used in risk management; (iii) the overall limits; and (iv) evaluating the suggestions for improving the Risk Policy.

The Committee on Financial Risk Management is responsible for implementing the Risk Policy. It oversees the risk management process, plans and checks the impact of the implemented decisions, evaluates and approves the hedge alternatives, monitors and tracks the levels of risk exposure and compliance with the Risk Policy, monitors the performance of hedge operations through reports and assesses the scenarios that are to be used in operations, cash flow and indebtedness of the Company in accordance with the established policy.

Anchored by the Financial Risk Management Policies, the primary task of Risk Management is to track, monitor, evaluate and communicate financial risks incurred by BRF.

Highlighting as key aspects of Risk Management is the ongoing critical analysis of the scope of the Financial Risk Management Policy, ensuring compliance of risk exposures, vis a vis the limits which are established by the Risk Policy, preparing financial risk reports, ensuring transparency in the disclosure of the same, ad hoc evaluation of hedge instruments and suggesting alternatives, modeling and assessment of exposures to market risk, in order to display and inform about the magnitude of its potential impacts, preparing information on exposures that face the risk factors mapped out by the Committee on Financial Risk Management and suggesting alternatives to mitigate the same.

The strategies that must be adopted are determined in the Risk Policy and Management hires instruments of asset protection (hedge) that are approved based on responsibility limits. The Board of Directors, the Executive Management and the Financial Risk Management have distinct responsibilities where everyone acts within the preset limits of this Policy.

The Policy does not permit the Company to hire leveraged transactions in derivatives markets, and determines that the individual hedge operations (notional)  are limited to 2.5% of the Company's equity.

The inclusion and update of operations are recorded in operating systems, with a proper segregation of duties in reconciliations with counterparties, being validated by the back-office and are daily monitored by the Risk Management.

In view of the purpose of hedge operations to reduce the risks and uncertainties to which the Company is exposed, the obtained results must meet the fixed objectives.

In accordance with CVM Deliberation No.604/09, the Company applies the rules of hedge accounting to its derivative instruments classified as hedge cash flow, as permitted by its policy of financial risk management. The hedge cash flow is to protect against exposure to variability in cash flow that (i) is attributable to a particular risk associated with a recognized asset or liability, or (ii) a highly probable expected transaction and (iii) could affect profits and losses.

The Policy aims to determine the parameters of use of financial instruments, including derivatives, aimed at protecting operational and financial assets and liabilities exposed to fluctuations in the exchange rate, interest rates and commodities.  Risk Management is responsible for fulfilling the policy.

Risk management of interest rates

The interest rate risk is the risk that the Company may suffer economic losses due to adverse changes in interest rates, which can be caused by factors related to economic crises and/or changes in monetary policy in the domestic and foreign markets. This exhibition mainly refers to changes in market interest rates that affect the Company's assets and liabilities indexed by the LIBOR, TJLP UMBNDES or CDI rate, as well as any possible transaction with pre-fixed positions compared with some of the indexes mentioned above that may cause unrealized losses and/or achieved losses caused by the determination of fair market value (mark-to-market).

The Company's Risk Policy does not restrict exposure to different interest rates and it also does not establish limits between pre- and post-set rates.

The Company continuously monitors market interest rates to evaluate the need to contract operations aimed at protecting against the volatility of these rates. Basically, these operations are characterized by index exchange contracts in which the post-set rate is changed with the pre-set rate, which were designated by the Company as accounting hedge cash flow.

The Company seeks to maintain a stable relationship in its short and long term debt, preserving a higher proportion in the long run.

The debt is essentially tied to the LIBOR,  fixed coupon ("R$ and USD"), TJLP and UMBNDES rates. In the event of adverse market changes which would increase the LIBOR,  the cost of the post-set debt rises and, conversely, the cost of the pre-set debt reduces in relative terms. The same must apply to the TJLP.

On the issue of the Company's applications, the CDI is the main index for domestic market operations and fixed coupon ("USD") for foreign market operations. As the CDI elevates, the results become favorable, while in the event of a decline, the results become unfavorable.

In August 2011, the Monetary Policy Committee ("COPOM") began a cycle of monetary easing by reducing the basic tax rate from 12.5% p.a. to 11.0% p.a. in December. This way, the financial revenues arising from applications subject to the CDI variation reduced. On the other hand, expectations for international interest rates remained low. With the LIBOR at historically low levels there was a positive impact on financial costs linked to this indicator.

With respect to exposure to interest rates, the obtained results with regards to the Company's proposed objectives were achieved in the financial year 2011.

Exchange risk management

The exchange rate risk is the risk that changes in exchange rates of foreign currencies may cause the Company to incur unexpected losses, leading to a reduction in values or assets or an increase in bond values.

Regarding the exchange rates, the Company is mainly exposed to fluctuations of the U.S. dollar ("US$" or "USD"), Euro (EUR) and British Pound (GBP) in relation to the Brazilian Real (R$ or BRL).

The purpose of the Risk Policy is to protect the Company from the risk of exchange rate changes by balancing their non-denominated assets in Brazilian Real against their non-denominated obligations in Brazilian Real, thereby protecting the Company's balance sheet. To this end, the Company may make use of over-the-counter market ("swap") and operations in the futures market.

Analysis of the balances of foreign currency exposure

Assets and liabilities denominated in foreign currency with an impact on the financial results are summarized as follows:

		BR GAAP	BR GAAP and IFRS
		Controller		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Cash and cash equivalents and financial applications	40,469	166,691	1,689,551	2,493,006
Receivable accounts - third parties	37,422	65,869	1,404,316	951,041
Receivable accounts from subsidiaries	409,061	186,752	-	-
Future dollar contracts	65,801	121,336	65,801	121,336
Stocks	-	3,526	112,267	100,912
StocksTerm contracts (NDF) (a)	-	-	11,255	(241,738)
Exchange of indexes ("SWAP”) contract	(359,369)	-	(359,369)	-
Loans and financing	(1,268,830)	(863,737)	(4,723,824)	(4,016,076)
PPE´s designated as “hedge” cash flow	1,210,248	803,955	1,210,248	803,955
Suppliers	(55,760)	(37,704)	(340,300)	(105,817)
PPE controller advances	-	(560,695)	-	-
Other assets and liabilities, funds	-	1,433	71,948	35,093
	79,042	(112,574)	(858,107)	141,712

Currency exposure in foreign currency in US$	42,138	(67,563)	(457,462)	85,051

 (a) The future dollar contracts ("NDFs") offshore not designated as hedge accounting, with an impact on the financial result instead of the equity.

The Company's total foreign exchange exposure on 12/31/2011 is US$ 457,462 which is within the set limits of the Risk Policy.

In addition, the Company's Risk Policy aims to protect the revenue and operating costs that arise from transactions involving commercial activity, such as export estimates and the purchase of raw materials. For this purpose, use protective instruments, approved within the Policy Risk, which are mainly focused on protecting the projected flow denominated in foreign currency.

                 On 12/31/2011 the Company disposed of NDF operations, zero cost collar options (buying put options on the dollar ("PUT") and selling call options ("CALL") for US$ 1,400 and pre-export finance ("PEF") for US$ 645.2, designated as hedge accounting (non-realized gains or losses deferred in equity until the subsequent record in the group of operating revenues is at its completion. On the same date, the Company held a short position of EUR 316 and GBP 69.3.

In order to carry out active management and following the Risk Policy, the Company performs a daily monitoring through reports that are issued by the Risk Management of cash flow needs and foreign exchange exposure.

Analysis of the derivative financial instruments

The positions of the open derivatives are as follows:

					BR GAAP and IFRS
					Consolidated 12.31.11
Instrument	Object of de protection	Salaries	To receive	To pay	Reference value (notional)	Market value (1)
Financial instruments designated as hedge
NDF	Tx. câmbio	De 01.2012 a 11.2012	R$ (Pré de 9,25%)	US$	2.551.088	(88.150)
NDF	Tx. câmbio	De 01.2012 a 11.2012	R$ (Pré de 7,72%)	EUR	769.207	6.637
NDF	Tx. câmbio	De 01.2012 a 11.2012	R$ (Pré de 7,59%)	GBP	201.996	(5.270)
Swap	Tx. Câmbio	Até 07.2013	US$ + 7%	R$ (76% do CDI)	56.112	1.031
Swap	Tx. Câmbio	De 10.2011 a 12.2013	US$ + LIBOR 3M + 3,83%	R$ (97,50% do CDI)	330.750	(16.702)
Swap	Tx. Juros	De 08.2012 a 06.2018	US$ + LIBOR 3M + 1,43%	US$ + 3,92%	375.160	(18.102)
Swap	Tx. Juros	De 07.2012 a 02.2019	US$ + LIBOR 6M + 1,77%	US$ + 4,80%	1.095.199	(74.175)
Swap	Tx. Juros	Até 11.2012	US$ + LIBOR 12M + 0,71%	US$ + 3,70%	187.580	(3.593)
					5.567.092	(198.324)
Financial instruments not designated as hedge
NDF	Tx. câmbio	De 01.2012 a 11.2012	US$	ARS (Pré de 13,45%)	11.255	(48)
NDF	Tx. câmbio	Até 03.2012	US$ (Pré de 0,54%)	EUR	60.855	515
Swap	Tx. Juros	Até 05.2012	US$ + LIBOR 3M + 3,85%	US$ + 5,78%	56.274	(356)
Swap	Tx. Câmbio	Até 03.2015	R$ (Pré de 9,62%)	US$ + 1,40%	359.369	(47.801)
Options	Boi Gordo	De 01.2012 a 10.2012	R$	R$	33.635	347
NDF	Boi Gordo	Até 09.2012	R$	R$	1.679	29
Futures	Tx. Câmbio	Até 01.2012	US$	R$	65.801	(292)
Options	Tx. Câmbio	Até 01.2012	R$	US$	150.064	(1.308)
Futures	Boi Gordo	Até 10.2012	R$	R$	10.967	4
					749.899	(48.910)
					6.316.991	(247.234)

BR GAAP and IFRS
Consolidated 12.31.10
Instrument	Object of protectio	Salaries	To receive	To pay	Reference value (notional)	Market value (1)
Financial instruments not designated as hedge
NDF	Tx. câmbio	01.2011 a 11.2011	R$ (Pré de 9,66%)	US$	716.466	54.541
NDF	Tx. câmbio	01.2011 a 11.2011	R$ (Pré de 9,49%)	EUR	416.636	22.974
NDF	Tx. câmbio	01.2011 a 11.2011	R$ (Pré de 9,40%)	GBP	112.561	7.862
Swap	Tx. câmbio	07.2013	US$ + 7%	R$ (76% do CDI)	56.112	(756)
Swap	Tx. câmbio	01.2011 a 12.2013	US$ + LIBOR 3M + 3,83%	R$ (97,50% do CDI)	330.750	(42.793)
Swap	Tx. juros	01.2010 a 08.2013	US$ + LIBOR 3M + 0,25%	US$ +2,37%	172.230	(3.951)
Swap	Tx. juros	01.2011 a 08.2013	US$ + LIBOR 6M + 0,80%	US$ + 3,77%	838.762	(23.780)
Swap	Tx. juros	11.2012	US$ + LIBOR 12M + 0,71%	US$ + 3,70%	198.025	(6.974)
Options	Tx. câmbio	01 e 02.2011	R$	US$	85.461	2.068
					2.927.003	9.191
Instrumentos financeiros não desginados como hedge
NDF	Tx. câmbio	01.2011 a 06.2011	R$ (Pré de 8,21%)	US$	241.738	11.149
NDF	Tx. câmbio	03.2011	US$ (Pré de 0,23%)	EUR	100.260	(1.677)
Swap	Tx. juros	05.2012	US$ + LIBOR 3M + 3,85%	US$ + 5,78%	62.787	(886)
Options	Boi gordo	08 a 11.2011	R$	R$	44.039	(225)
Futures	Tx. câmbio	02.2011	US$	R$	121.336	(1.104)
Futures	Boi gordo	01 a 10.2011	R$	R$	4.422	(17)
					574.582	7.240
					3.501.585	16.431

 (1) The Company's method of calculating the market value consists of determining the future value based on the agreed conditions and determining the present value based on market curves, extracted from the Bloomberg database and BM&F.

 The Company has contracted swap operations, NDF and futures contracts aimed at minimizing the effects of changes in exchange rates and protecting against interest rate changes.

It is the Management's belief that the results that were obtained with these derivative transactions meet the Company's Risk Policy and that the results were satisfactory.

Credit risk management

 The Company is potentially exposed to credit risk related to receivables from clients, financial investments and derivative contracts. The Company limits the risks associated with these financial instruments, by allocating them to selected financial institutions, using classification criteria based upon rating and a maximum percentage of counterparties.

A concentration of credit risk of receivables is minimized due to spreading client portfolios and granting loans to clients with good financial and operational ratios. Generally, the Company does not require collateral for sales on credit, however, it has taken out a credit insurance policy for specific markets.

On 12/31/2011 the company had financial investments above 3% in the following institutions: Banco do Brasil, Banco Itau, Deutsche Bank, Banco Bradesco, Credit Suisse, Banco Votorantim and Citigroup.

 The Company had derivative contracts with the following financial institutions: Banco Santander, Citibank, HSBC, Credit Suisse, Banco do Brasil, Banco Itaú, Rabobank, Merrill Lynch, Deutsche Bank, Banco Votorantim, Banco Bradesco, JP Morgan, Morgan Stanley, Standard Bank, Goldman Sachs, Barclays Bank, ING Bank e Banco Safra.

Liquidity risk management

The financial liquidity risk management aims at minimizing the impacts caused by events that could endanger the performance of the Company in view of the cash flow.

The Company has identified market risk factors that are associated with future cash flows that may hinder their liquidity. The Company calculates the Cash Flow at Risk ("CFaR") for a period of 12 months in order to identify potential deviations in cash flow projections. The Company's management has determined that the minimum value of its available cash flow should consider the average monthly billing and EBITDA of the last 12 months, among other aspects.

 Derivative operations may require periodic adjustment payments. Currently, the only operation with daily adjustments is BM&F. To control the possible adjustments, the Company uses the methodology of VaR ("Value at Risk") which measures a permitted level of statistical confidence, the maximum adjustment is cleared for payment at intervals of 1 and 21 days.

The allocation principals for financial investments are conservative and aimed at liquidity and profitability in order to avoid the concentration of a counterparty.

The Company maintains its leverage so it will not jeopardize the ability to make payments and investments. As a guideline, the highest debt percentage should be long-term. On 12/31/2011 the long-term debt was 58% with an average maturity of more than 3.5 years.

Commodity prices risk management

 In the normal course of its operations, the Company purchases commodities,  mainly corn, soybean meal and live pigs, individual components of production costs.

 The prices of corn and soybean meal are subject to volatility as a result from weather conditions, crop yield, transportation costs, storage costs, the government's agricultural policy, exchange rates and the prices of these commodities in the international market, among other factors. The price of pigs from third parties is subject to market conditions and is influenced by domestic availability and demand levels in the international market, among other things.

 The Risk Policy sets limits to protect the purchase flow of corn and soy complex, aimed at reducing the impact of a price increase of these raw materials when such derivative instruments can be used for inventory management. Currently, Management uses inventory level management exclusively as a means of protection.

During 2011, Management has used derivative instruments to mitigate exposure to changes in the price of cattle. The instruments for protection include the following arrangements: (i) buy livestock under a fixed price, (ii) hire feedlot cattle itself, (iii) hire feedlot cattle in a partnership and (iv) purchase cattle on the spot market aimed at ensuring slaughter during the inter-harvest period.

The contracts are booked at fair value through financial result, regardless of the expiration month of the contract.

 On 12/31/2011 the Company held a short position of 150 on the BM&F futures contracts (137 on 12/31/10) with maturities between January and October 2012. In the over-the-counter market, the Company held a short position of 50 contracts with maturities in 2012. Additionally, by using options strategies, the Company held a short position of 600 lots (700 lots on 12/31/10) (see note 4.3.2).

5.2- Description of the policy for management of market risks.

Financial Risk Management Policy

APPROVED ON 10/27/2011

Summary

1.	PURPOSE	3

2.	VALIDITY	3

3.	INITIAL PROVISIONS AND GOVERNANCE	3
3.1	Financial Risk Management Committee	4
3.2	Duties	4
3.2.1	Board of Directors	4
3.2.2	Board of Directors Finance and Risk Management Committee	4
3.2.3	Executive Board	5
3.2.4	Financial Risk Management Committee	5
3.2.5	Traders	5
3.2.6	Risk Management Area	6
3.2.7	Outside consultant	6
3.2.8	Internal audit	6
3.3	Independence	6

4.	ELIGIBLE INSTRUMENTS	7

5.	Market risk	7
5.1	Risk factors	7
5.1.1	Mapped Risk factors	7
5.2	Exposure to the Exchange Rate	8
5.2.1	Cash Flow or Type 1 Exposure	8
5.2.1.1	Risk control policy	8
5.2.2	Balance Sheet or Type 2 Exposure	9
5.2.2.1	Risk control policy	9
5.3	Exposure to Commodities	9
5.3.1	Risk control policy	9
5.4	Exposure to Live Cattle [Boi Gordo]	10
5.4.1	Risk Control and Policy	10
5.4.1.1	Term, Confinement, Calving and Recalving	10
5.5	Other risk factors	11

6.	PROCEDURES AND LIMITS OF AUTHORITY	11
6.1	Change of strategy	11
6.2	Use of Limits of Authority	11
6.3	Limits of Authorities	12

7.	GENERAL CONDITIONS	12
7.1	Negotiating and Operational Procedures	13

8.	HEDGE ACCOUNTING	14
8.1	General accounting rule for financial instruments	14
8.2	Hedge accounting rules	14

9.	REVIEW OF THIS POLICY	15

ATTACHMENTS		16
I.	Glossary	16
II.	MARKING TO MARKET – MTM CALCULATION METHOD	18
A.	Libor FLOW	18
B.	LINEAR RATE INTERPOLATION	19
C.	CDI* X US DOLLAR Swap	19

1.              PURPOSE

The purpose of this document is to present BRF-Brasil Foods SA (hereinafter referred to as BRF or the Company) financial risk management policies, the main focus of which is the market risk. This policy conforms to the best international practices and also complies with the standards laid down by the regulatory entities in Brazil and abroad,

It establishes guidelines and limits to govern the actions of the areas involved in the implementation of hedging transactions, while observing the criteria approved by the Board of Directors.

2.         VALIDITY

This policy will be valid for a maximum period of two years from the date of its last approval by the Board of Directors.

3.              INITIAL PROVISIONS AND GOVERNANCE

Briefly, risk management at BRF may be characterized as follows:

•      Focus:

o  Market risk.

•      Basic principles:

o  Risk management is a process and not an isolated event, and therefore it should involve all areas of the Company;

o  The implementation of this management should be led by the Board of Directors and by the Executive Board;

o  Risk management requires the dissemination of a risk awareness and mitigation culture, with emphasis on the routine participation of employees.

•      Components of the Financial Risk Management Policy:

o  Definition of the various decision-making levels for the Company's hedging transactions;

o  Definition of the responsibilities of each hierarchical level and of the respective authorities;

o  Implementation of the risk management process: risk assessment; control, information, communication and monitoring activities.

•      Management process:

The main steps of the risk management process are listed below:

o  Analysis of the operating cash flow projections and balance sheet positions;

o  Evaluation and measurement of the risk factors;

o  Preliminary analysis of the risk factors and evaluation of mitigation alternatives;

o  Implementation of mitigation alternatives;

o  Communication of the strategies implemented;

o  Control and monitoring in accordance with the Financial Risk Management Policy.

•      Organization for financial risk management:

The risk management process should be conducted by the Financial Risk Management Committee, whose duty is to assess whether the Financial Risk Management Policy is being fully complied with and to propose applicable alternatives. In addition, the Committee has the power to veto proposals for transactions which, at its discretion, are not appropriate for BRF at the time of their evaluation.

3.1             FINANCIAL RISK MANAGEMENT COMMITTEE

The Financial Risk Management Committee shall meet on a monthly basis or extraordinarily, when necessary.

The Financial Risk Management Committee is a formally constituted body reporting to BRF Executive Board

The Financial Risk Management Committee may be strengthened by outside consultants contributing independent opinions about the management of the hedging transactions and an evaluation free of conflicts of interest in the transactions and observance of the limits.

3.2             DUTIES

3.2.1 Board of Directors

The Board plays a key role (1) in the development of a solid financial risk management framework, since it is responsible for the approval of the Financial Risk Management Policy drawn up by the Financial Risk Management Committee risk and (2) in monitoring compliance with this policy by checking observance of the overall limits established.

3.2.2 Board of Directors Finance and Risk Management Committee

The Finance and Risk Management Policy Committee will report directly to the Board of Directors and will play a consultative role in relation to the Financial Risk Management Policy, as well as other strategic guidelines for financial risk management and ongoing monitoring of the performance of the Financial Risk Management Committee.

3.2.3 Executive Board

The Board of Executive Directors of BRF will act directly in the management of the financial risk with the following responsibilities:

•      Evaluate the company's positioning for each identified risk, according to the guidelines and policies issued by the Board of Directors;

•      Approve the performance indicators to be used in risk management;•      Promote the actions for the strengthening and dissemination of a risk management and internal control culture;

•      Approve proposals for aggregate limits of authority and evaluate suggestions for improvements in the Financial Risk Management Policy;

•      Approve proposed amendments suggested in the conceptual framework of the financial risk management.

3.2.4 Financial Risk Management Committee

The Financial Risk Management Committee is the body of the Executive Board responsible for ensuring the implementation of the Financial Risk Management Policy.

The responsibilities of the Financial Risk Management Committee may be described as follows:

•      Supervise the process of financial risk management at BRF;

•      Evaluate the Company's positioning for each risk;

•      Plan and check the impact of the implemented decisions on the Company’s positions;

•      Monitor and follow up the Company’s levels of exposure to risks and compliance with the Financial Risk Management Policy;

•      Hold monthly meetings to follow up the performance of the hedging transactions;

•      Assess stress scenarios applied to Company’s transactions, cash flow projections and indebtedness;

•      Disseminate a risk management culture across the Company.

3.2.5      Traders

In terms of market risks, the duties of traders when handling the transactions in compliance with the Company’s Financial Risk Management Policy are:

•      Carry out the transactions (positions) in accordance with the limits established in this Policy, observing its Limits of Authority (LOA);

•      Perform the hedging transactions in accordance with the strategy defined by the Committee;

•      Record and disclose the contracted transactions;

•      Follow up limits and exposures through reports prepared by the Risk Management area.

3.2.6      Risk Management Area

With the support of the Financial Risk Management Policy, the main duty of the Risk Management area will be to track, monitor, assess and report the financial risks incurred by BRF. This involves mainly:

•      Making a constant critical analysis of the scope of the Financial Risk Management Policy;

•      Ensuring compliance with exposure, according to the limits laid;

•      Reporting the Company’s exposures to financial risk factors, ensuring transparency in their disclosure;

•      Making specific (ad hoc) assessments of the hedging instruments and suggest alternatives;

•      Modeling and assessing exposures to market risk, pinpointing and informing the magnitude of their potential impacts;

•      Supplying the Financial Risk Management Committee with information on the Company's exposures in relation to the mapped risk factors and suggest mitigation alternatives.

3.2.7 Outside consultant

The Financial Risk Management Committee may rely on the services of an outside consultant, provided on a monthly basis, to monitor the implementation of the Financial Risk Management Policy. One of the important requisites in the engagement of an outside consultant is to ensure that such person is an independent professional.

3.2.8      Internal audit

This will ensure the governance of the whole financial risk management process in relation to segregation of duties, internal controls, implementation of this policy and reflections on accounting. The internal audit team will have its own schedule and agenda, maintaining its independence, and will have access to Committee meetings.

3.3             INDEPENDENCE

In order to segregate duties and ensure the independence of the controls and information, the Risk Management area will report directly to the Vice President for Finance, Administration and IR. If needed and at its discretion, it may assess the CEO directly,

4.               ELIGIBLE INSTRUMENTS

Derivative instruments eligible for the implementation of hedging transactions are:

•      Swap contracts (Currencies, Interest Rates and Commodities);

•      Futures contracts (standardized and OTC, Currencies, Interest  Rates and Commodities) such as NDF (Non-Deliverable Forward - OTC), Corn, Soybean, Soybean Meal and Oil (BM&FBovespa & CBOT), among others; and

•      Long call and put contracts options (Currencies, Interest Rates and Commodities).

Short positions in options (puts or calls) are permitted, provided that no net premium is received and that the number of call and put options are equal.

Any instrument, transaction, or strategy which, individually or combined, creates any type of additional leverage or contains contractual devices that gives it an additional leverage is strictly barred.

Transactions not listed as Eligible Instruments may be executed solely upon the prior approval by the Board of Directors.

5.                  MARKET RISK

Market risk may be defined as the risk posed by price oscillations of the various risk factors identified in the Company’s transaction. The principal methodology used to measure the Market Risk is the C-FaR – Cash Flow at Risk, which seeks to determine the worst result for the cash flow projected based on the risk factors identified.

5.1             RISK FACTORS

To facilitate understanding the market risk involved in BRF activities, the risk factors mapped in this policy are described below.

5.1.1 Mapped Risk factors

•      Exchange Rate: This refers to activities tied to the variation of other (non-BRL) currencies.

•      Commodities:  this refers to activities tied to the variation in the price of commodities such as corn, soybean, soybean meal and oil.

•      Live Cattle [Boi Gordo]:  this refers to activities tied to the variation in the price of Live cattle.

•      Poultry:  this refers to activities tied to the variation in the price of in natura birds.

•      Hogs:  this refers to activities tied to the variation in the price of in natura hogs.

•      Dairy:  this refers to activities tied to the variation in the price of milk.

•      Price index: This refers to activities tied to the variation in the selling price indexes of the products, contemplating the domestic and the international markets.

•      Interest Rates: this refers to activities tied to the variation in pre-fixed or post-fixed interest rates, in Brazilian reals or other currencies and inflation rates.

•      Other:  Other factors used in the production process.

5.2             EXPOSURE TO THE EXCHANGE RATE

This section addresses specifically the exposure to variations in foreign exchange rates (USD/GBP/EUR). The main objectives are: identify the origin of the exposure, define a control policy and establish limits for such exposure.

The exposure to foreign exchange rate is derived from the projections of cash flow in foreign currency (type 1) and/or by the balance sheet accounting balances (type 2).

5.2.1 Cash Flow or Type 1 Exposure

5.2.1.1 Risk control policy

To mitigate the risks arising from type 1 exposure, specific control risk policies will be adopted according to the origin of the exposure, as defined in the preceding topic.

For a better control, two time horizons will be mapped: up to 12 months and over 12 months.

•      Up to 12 months:

o  Monthly calculation of the net exposure of the operating cash flow in foreign currency;

o  Monthly monitoring of the flow of amortizations of non-derivative financial instruments referred to as hedge accounting;

o  Hedge transactions will be carried out on the net value of monthly foreign exchange exposure and will comply with the limits as established;

o  In view of the uncertainty in forecasting the amount of cash receipts and payments in foreign currency, a more conservative stance will be adopted in relation to the hedge amount to be contracted through financial derivative instruments, particularly for the longer horizon;

o  Hedging transactions using derivatives instruments may only be hired for a horizon up to 12 months; except for transactions using options as described in chapter 3, which will be limited to a 6-month horizon.

•      Over 12 months:

o  The position of derivative instruments referred to as hedge accounting and its schedule of settlements will be monitored and reported monthly to the Board of Directors. The BOD may establish new criteria and/or limits for such instruments;

o  Hedge transactions with non-derivative financial instruments may be carried out solely for the operating cash flow, observing the specified limit.

Special hedge accounting will be adopted for both time horizons on exposures arising from highly probable future income up to the specific limits defined in this policy.

5.2.2 Balance Sheet or Type 2 Exposure

5.2.2.1 Risk control policy

•      Monthly calculation of type 2 exposure.

5.3 EXPOSURE TO COMMODITIES

This section addresses specifically the exposure to variations in the prices of commodities such as corn, soybean, soybean meal and soybean oil. This exposure, in turn, will be originated by physical buy projections.

5.3.1 Risk control policy

To mitigate the risks arising from full exposure to variation in prices of commodities, specific risk control policies will be adopted. For exposure arising from the operational flow of the purchase of soybean grain, soybean meal/oil and corn, the following parameters must be observed:

•      Monthly calculation for the next 12-month horizon of the physical flow exposure;

•      Hedge operations must be performed for the monthly net exposure volumes (Inventory and Receivables);

•      Maximum and minimum volumes of the projected grain purchase flow to be hedged should comply with the specified limits;

•      For projections over 12 months, no hedging transactions will be made for physical purchase flow.

5.4             EXPOSURE TO LIVE CATTLE [BOI GORDO]

This section addresses specifically the exposure concerning transactions linked to the Beef Division, whose main risk factor is the price of Live Cattle [Boi Gordo]. The strategies for origination which may be used include:

•      Forward [A termo]:

Buy for future delivery of Live Cattle at a fixed price or a price to be set.

•      Confinement:

Hiring of confinement to finish the animal for the market Lean cattle may be owned by the party or owned by a third party.

•      Calving and recalving:

Acquisition of calves in the pre- or post-weaning period

•      Spot:

Purchase of Live Cattle in the spot market.

5.4.1 Risk Control and Policy

5.4.1.1 Term, Confinement, Calving and Recalving

For this strategy, the following definitions apply:

•      Action and control will be based on exposure in arrobas [15 kg = 33 pounds];

•      If there are restrictions as to the liquidity of open futures contracts, the Cattle arrobas  bought will have to be spaced out.

•      The Beef Division and the Financial Management areas will have to make a previous alignment to mitigate the risk of a mismatch in this strategy;

•      The Beef Division will be responsible for informing the Financial Management area the minimum price of the Live Cattle derivative short sale position to ensure the desired profitability margin. If, during the negotiation of the derivatives, the market price falls below the minimum price level set, there will be a mismatch in this strategy. The Beef Division will then make the decision to change the minimum price or to maintain the mismatch, provided that the limits laid down in this Policy are observed;

•      Given that there is a seasonality factor in the supply of cattle between months, which may affect the correlation between maturity dates, it is recommended that the futures contract traded be aligned with the scheduled month of slaughtering. In the case of lack of liquidity for a given maturity, a short sale position should be structured using a derivative with adequate liquidity and maturity nearest to the scheduled month of slaughtering;

•      The Beef Division will be responsible for informing the Financial Management area about the timing of reversing the respective short sale position of the Cattle derivative, while observing the specified limits.

5.5             OTHER RISK FACTORS

In the meetings, the Committee will promote the study and evaluation of the Mapped Factors. If deemed necessary, it may include new factors and, in the regular reviews of the Financial Risk Management Policy, it may add details and propose limits and controls.

6.                  PROCEDURES AND LIMITS OF AUTHORITY

Procedures and limits of authorities are defined below for application in case of changes in the market strategies approved by the Financial Risk Management Committee, as well as for the use of the limits of authority established by this Financial Risk Management Policy.

6.1             CHANGE OF STRATEGY

As defined in the duties of the Financial Risk Management Committee, this Committee is responsible for approving, within its limits of authority, hedge alternatives in accordance with this Policy. Therefore, if there is any change in the strategy outlined for the current month, the person responsible for the traders involved will inform such change and the corresponding reason to the Coordinator of the Financial Risk Management Committee. The Coordinator shall then inform the Committee members. Lack of response from any signatory member will be construed as approval for the new strategy.

For cases requiring higher limits of authority, the item below, 6.2 – Use of Limits of Authority, will apply:

6.2             USE OF LIMITS OF AUTHORITY

The flow below shows the procedures to be adopted in such cases:

As noted above, the Risk Management area (after informing, or receiving the reason from, the Operational area – 01) has a duty to inform the Financial Risk Management Committee any use which is above (or below) the limit of authority established for the Operational Area – 02.
The Committee will request the Operational Area to correct the position or will agree the strategy/position, provided that it is within its own limit of authority, otherwise it will inform the Executive Board – 03.

The Executive Board, in the same manner of the Financial Risk Management Committee, will request the Operational Area to correct the position or will agree the strategy/position, provided that it is within its own limit of authority, otherwise it will inform the Board of Directors – 04.

The Board of Directors will request the Operational Area to correct the position or will agree the strategy/position.

Notes:

•      The traders must implement immediately any decision from the higher levels.

•      All decisions and communications should keep all persons in the lower levels informed and necessarily involve the Market Risk Management area;

•      If the flow described above is not followed, it is the duty of the Risk Management area to inform the higher level immediately.

6.3             LIMITS OF AUTHORITIES

In addition to the levels of authority in the preceding item, the following apply:

•      Make changes the Policy: Board of Directors

•      Approve eligible instruments: Board of Directors

•      Define the risk management strategy: Financial Risk Management Committee

•      Approve alternative hedging transactions: Financial Risk Management Committee

•      Define hedging instruments: Analysts/traders, from the alternatives approved by the Financial Risk Management Committee;

•      Perform the transactions: Analyst/operators, provided that observing the limits and guidelines established by the Financial Risk Management Committee.

7.                  GENERAL CONDITIONS

Some relevant remarks are set out below:

•      Hedging transactions may be performed solely if they do not extrapolate, in the whole, i.e., portfolio transactions (transactions already carried out by the Company’s financial and raw material areas) + new transactions, the specified limits.

•      The Financial Risk Management Committee shall pay special attention to the total hedging transactions in case the variables are close to any of the limits;

•      As a result of settlements and maturities of derivatives and non-derivatives contracts in the current month under analysis (intramonth), the minimum limit of that month will not be considered due to the natural adjustments made for adequacy of the limits from one month to the next;

•      The calculation of exposures must always consider the set of derivatives + underlying asset (Operating Flow or accounting position, both net position);

•      The basic purpose of the Value at Risk - VaR is to control adjustments. Therefore, solely standard derivatives traded on the Commodities and Futures Exchange (with daily adjustment) and transactions with derivatives that can be settled in advance by a tactic decision of the Financial Risk Management Committee will be considered;

•      It is important to note that if there are structural factors influencing exposures (e.g. new borrowings, prepayments, changes in raw material purchases and in sales, etc.), the limits may be reviewed to reflect the new reality.

7.1             NEGOTIATING AND OPERATIONAL PROCEDURES

This item describes the aspects relating to the negotiating and operational procedures of the transactions that will be performed.

•      The operational areas must be technically prepared to price the instruments approved by this policy. The pricing models should be duly documented and be made available to the audit area;

•      The derivatives will be selected within the permitted sets (eligible instruments) that better fit the market conditions (cost) and mitigate exposure. It is the duty of the areas to verify that the transactions are made within fair market parameters (prices). It is recommended that all material (document, spreadsheets, quotes and other) gathered to select the hedging derivative be duly documented and made available at any time to the Audit Area;

•      All transactions carried out should have its quote easily evidenced based on internal pricing models and using market indicators;

•      All parameters required for the performance and calculation of the settlement of transactions must be included in the proposals and/or quotations compiled by the company;

At the time of selection of the hedging instruments to be used, the areas involved in the performance of the transactions must have the following knowledge:

•      A methodology for calculation of market value (replacement value);

•      An understanding the available maturities;

•      An understanding of the volatility of prices and rates;

•      A methodology of taxation for the instruments to be used;

•      Financial Spread (margin) charged by financial institutions for contracting the transaction;

•      Possibility of daily pricing by the selling financial institution;

•      An understanding of the documentation and contract applicable to the instrument to be contracted.

8.                  HEDGE ACCOUNTING

8.1             GENERAL ACCOUNTING RULE FOR FINANCIAL INSTRUMENTS

As defined in the Accounting Pronouncement Committee - CPC 38 and in the Brazilian Securities Commission - CVM Resolution No. 604, dated November 17, 2009, a financial derivative instrument should be classified as a security held for trading and therefore recorded in the balance sheet as an asset or financial liability at fair value through income, except if the entity designates it as a cover instrument in an effective cover relationship. In this case, the entity must apply optional cover accounting rules ("Hedge Accounting").

8.2             HEDGE ACCOUNTING RULES

For entities that perform cover transactions involving the use of derivative financial instruments to hedge against a specific risk which has been determined and documented (and some non-derivative financial instruments used to hedge the risk of foreign exchange variation), there is the possibility of application of the methodology called hedge accounting. This methodology makes the impacts on the variation of the fair value of derivatives (or other non-derivatives financial instruments) used as hedging instrument be recognized in the result according to the recognition of the item that is the subject matter of the hedge. This methodology therefore ensures that the accounting impacts of the hedging transactions will be the same of the economic impacts, in line with the accrual basis.

9.                  REVIEW OF THIS POLICY

This Financial Risk Management Policy will be reviewed and updated on an ongoing basis every year.

Exceptional revisions will be permitted provided that the reasons are compatible with the urgency. These reviews also must necessarily be submitted to BRF Board of Directors, and the Executive Board may also be consulted.

ATTACHMENTS

I.                    Glossary

Futures markets

Originally developed to meet the needs of marketers and agricultural producers to eliminate the uncertainty about the price to be received for certain goods at a future specified date.

Futures contracts

Traded on Commodities and Futures Exchanges, “futures contracts” are standardized contracts that allow the holder to set a price for a particular asset at a future date. The settlement of such contract is financial: the holder will pay (or receive) the difference between the actual price on the date of expiration of the contract and the contracted price. To minimize the risk of the other party in the transaction, the Exchanges require the deposit of a guarantee margin which is adjusted on daily basis.

Derivatives

These may be defined as a private contract, the value of which almost entirely derived from the value of some underlying asset, reference rate or pertinent index. The purpose of using these instruments is to manage the financial risk appropriately.

OTC (Over-The-Counter) Market

This is a contract agreed directly between the parties, in which there is flexibility in relation to maturity, size and settlement. This form of negotiation can present risk for the other party, for not having, in most cases, the deposit of guarantees or daily adjustment.

Forward [A Termo]:

Similar to the futures contract, but not standardized, i.e., traded in the over-the-counter market and, in most cases, presenting a risk to the other party.

Options:

There are contracts that give the holder the right to buy (or sell) a particular asset, on (or until) a specified date at a fixed price. Although they are less liquid than futures contracts, the advantage of these instruments is that they do not have daily adjustments – the difference is paid solely only at the closing of the transaction.

Swap

Swap is a contract to exchange the profitability of Indexers: the holder receives the variation of a particular index, and pays the variation of another index. With this, it expects to obtain a protection against possible differences between the variations of those indexes.

NDF – Non-deliverable forward

This a forward contract for currencies.

Hedge

This is the use of financial instruments to reduce the exposure to variation in a particular market.

Hedge Accounting
This is the description in the Company’s balance sheet of the hedge protecting the exposure of the corresponding account. It also reduces volatility in the financial lines of the balance sheet.

VaR

Value at Risk, this is an estimate of the maximum expected financial loss on a certain asset or set of assets, under normal market conditions, using statistical models.

Stress Testing

The stress test aims to quantify the financial loss under abnormal market conditions, i.e., in a scenario which is different from that observed so far.

BM & FBOVESPA

This is the sole securities, commodities and futures exchange in Brazil.

CBOT

Owned by the CME Group (Chicago Mercantile Exchange),the CBOT (Chicago Board of Trade) is the largest commodities exchange of the world.

II.                  MARKING TO MARKET – MTM CALCULATION METHOD

A.                 Libor FLOW

•      Initiated flows:

o  Notional =          Nominal transaction value – amortized balance

o  Libor = Libor rate established for the period under analysis

o  TaxaPré =           Pre-fixed rate defined in the contract

o  OverLibor =        Pre-fixed rate defined in the contract

o  Libor Fut =          Libor rate projected for the maturity of the flow – Source: Bloomberg terminal

o  Cupom =             USD exchange coupon projected for the maturity of the flow – Source: BM&FBOVESPA

o  DC1 =                    Consecutive days from the initiation to the base date of the flow

o  DC2 =                    Consecutive days from the base date to the maturity of the flow

o  DC3 =                    DC2

•      Non-initiated flows:

o  AccrualLibor =   Zero

o  AccrualPré =      Zero

o  Notional =          Nominal value of the transaction

o  Libor = Zero

o  TaxaPré =           Pre-fixed rate define in the contract

o  OverLibor =        Pre-fixed rate define in the contract

o  Libor Fut =          Libor rate projected for the maturity of the flow calculated based on the synthetically created Libor FRAs (Future Libor for the maturity / Future Libor  for the date of initiation of the flow) – Source: Terminal Bloomberg

o  Cupom =             USD exchange coupon projected for the maturity of the flow – Source: BM&FBOVESPA

o  DC1 =                    Zero

o  DC2 =                    Consecutive days from the initiation to the maturity date of the flow

o  DC3 =                    Consecutive days from the base date to the maturity of the flow

B.                 LINEAR RATE INTERPOLATION

Where:

Taxa1 =                            First rate to be interpolated

Taxa2 =                            Second rate to be interpolated

Dias1 =                             Consecutive days from the base date to the first rate to be interpolated

Dias2 =                             Consecutive days from the base date to the date desired for the interpolation

Dias3 =                             Consecutive days from the base date to the second rate to be interpolated

Being:

(Taxa1<Taxa2)

(Dias1<Dias2<Dias3)

C.                 CDI* X US DOLLAR Swap

*CDI = Interbank Deposit Certificate

a.         CDI-Indexed Products (Passive End)

Mark to Market: MtM (R$) on date t  will be given by

Where:

VN	=	Nominal value of the transaction made on the base date b
	=	Percentage of the CDI of the transaction
	=	Percentage of the CDI market on date t
	=	CDI rate on date i

b.         USD-Indexed Products (Active End)

Mark to Market: MtM (R$) on date t  will be given by

	=	Clean foreign exchange coupon valid between dates t and i
DolarPartida	=	Commercial cash US dollar rate on the date of the transaction
	=	Ptax800 rate quote on date 0-1
	=	Coupon (spread) contracted

a.         CDI-Indexed Products (Passive End)

Mark to Market: MtM (R$) on date t  will be given by

Where:

VN	=	Nominal value of the transaction made on the base date b
	=	Percentage of the CDI of the transaction
	=	Percentage of the CDI market on date t
	=	CDI rate on date i

b.         USD-Indexed Products (Active End)

Mark to Market: MtM (R$) on date t  will be given by

	=	Clean foreign exchange coupon valid between dates t and i
DolarPartida	=	Commercial cash US dollar rate on the date of the transaction
	=	Ptax800 rate quote on date 0-1
	=	Coupon (spread) contracted

Mark to Market: MtM (R$) on date t  will be given by

	=	transaction sign ("+" for buy, "-" for sell);
	=	foreign exchange rate on the date at issue, according to the contract specification or as obtained in the same source described in swap contracts
	=	foreign exchange rate contracted for the final date of the transaction
R	=	pre rate expected, obtained from the Pre Curve without Cash
S	=	traded currency expected, obtained from the coupon curve without coupon

5.3 Note that in regards to the last fiscal year, there were significant changes in key market risks to which the issuer was exposed or in the adopted risk management policy

There were no significant changes in key market risks to which the Company was exposed and the adopted risk management policy.

Additionally, note that the policy of Financial Risk Management was revised in 2011, in order to improve and strengthen specific items, such as detailing the governance of the communication that was already in progress in the Company, but, as pointed out earlier, without changes in management risk.

5.4. Other material information

All relevant information was included in the preceding items.

6. Company’s Overview

6.1. Company’s Organization/ 6.2. Duration Period/ 6.4. Company’s date of registration with CVM as a publicly-held company

Company's Foundation	08/18/1934
Type of Company	Publicly traded Company
Country	Brazil
Duration Period	Indetermined
Registration at CVM	06/24/1997

6.3. Brief Company’s history

BRF-Brasil Foods S.A. is a publicly held company in Brazil and is, therefore subject to the requirements of the Brazilian Corporation Law and the rules and regulations of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”).

We were founded by the Brandalise and Ponzoni families in 1934 as Ponzoni, Brandalise e Cia, in the southern State of Santa Catarina and remained under the Brandalise family’s management until September 1994. In 1940, we expanded our operations from general trading, with an emphasis on food and food-related products, to include pork processing. During the 1950s, we entered the poultry processing business. During the 1970s, we broadened the distribution of our products to include export markets, starting with Saudi Arabia. From 1980 through 1990, we expanded our export markets to include Japan in 1985 and Europe in 1990. We also undertook a series of acquisitions in the poultry and pork processing business and made investments in other businesses.

From 1990 through 1993, we suffered substantial losses because of increased financial expenses, underinvestment in product development, limited capacity and modest marketing of our products. By September 1994, we faced a liquidity crisis, as a result of which the Brandalise family sold their interest in our company, consisting of 80.68% of our common shares and 65.54% of our preferred shares, to eight pension funds:

•         PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, or “PREVI,” the pension fund of employees of Banco do Brasil S.A.;

•         SISTEL - Fundação Telebrás de Seguridade Social, or “SISTEL,” the pension fund of employees of Telecomunicações Brasileiras S.A.-Telebrás;

•         PETROS - Fundação Petrobras de Seguridade Social, or “PETROS,” the pension fund of employees of Petróleo Brasileiro S.A. Petrobras;

•         Real Grandeza Fundação de Assistência e Previdência Social, or “Real Grandeza,” the pension fund of employees of Furnas Centrais Elétricas S.A.-Furnas;

•         Fundação de Assistência e Previdência Social do BNDES-FAPES, or “FAPES,” the pension fund of employees of Banco Nacional de Desenvolvimento Economico e Social-BNDES;

•         PREVI-BANERJ - Caixa de Previdência dos Funcionários do Banerj, or “PREVI-BANERJ,” the pension fund of employees of Banco do Estado do Rio de Janeiro S.A.;

•         VALIA - Fundação Vale do Rio Doce de Seguridade Social, or “VALIA,” the pension fund of employees of Vale S.A.; and

•         TELOS - Fundação Embratel de Seguridade Social, or “TELOS,” the pension fund of employees of Empresa Brasileira de Telecomunicações-Embratel.

Upon acquiring control of our company, the eight original pension funds hired a new team of executive officers who restructured management and implemented capital increases and modernization programs. Our new management engaged in a corporate restructuring, disposed of or liquidated non-core business operations and improved our financial structure.

Five of the eight original pension funds remain our shareholders, TELOS and PREVI-BANERJ sold all of their shares in our company in 2003 and October 2007, respectively. Real Grandeza sold its shares in 2008 and 2009. See “Item 7.  Major Shareholders and Related Party Transactions – A. Major Shareholders.”

On March 6, 2006, PREVI, SISTEL, PETROS, Real Grandeza, FAPEs, PREVI-BANERJ and VALIA (the “Pension Funds”) entered into a shareholders’ voting agreement, effective April 12, 2006, related to the common shares they held, directly or indirectly, which represented 49.0% of our common shares. We no longer have outstanding preferred shares following our April 2006 share reclassification. As of December 31, 2011, the Pension Funds, directly or indirectly, held 27.5% of our common shares.

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of the two companies.  The business combination became fully effective on September 22, 2009, and Sadia became our wholly-owned subsidiary.  See “—Recent Acquisitions and Investments—Business Combination with Sadia” for more information about the Sadia transaction.

Corporate Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Subsidiary	Country of Incorporation	Business	Interest in Equity as of December 31, 2011
Crossban Holdings GMBH	Austria	Holding company of international subsidiaries	100%
Perdigão International Ltd.	Cayman Islands	Principal export subsidiary	100%
Sadia S.A.	Brazil	Operating subsidiary	100%

The chart below shows the simplified corporate structure of our company.

We have announced that we intend to merge Sadia with and into BRF – Brasil Foods S.A., and we expect the merger to be effective on December 31, 2012.

For a complete list of all of our direct and indirect wholly-owned subsidiaries, see note 1.1 to our consolidated financial statements.

Our principal executive offices are located at Rua Hungria, 1400, Jd. Europa, 01455-000, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5052/5050/5061. Our internet address is www.brasilfoods.com/ir. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

6.5. Main corporate events, such as takeovers, mergers, spin-offs, merger of shares, and transfers of shareholding control, acquisitions of material assets, through which the Company or any of its subsidiaries or affiliates has undergone, describing:

                a. the event;

                b. main business terms and conditions;

                c. companies involved;

                d. effects arising out of the transaction on shareholding composition, in particular on the controlling shareholders’, shareholders holding over 5% of the share capital and the Company’s officers’ and directors’ stake;

                e. shareholding composition before and after the transaction

Approval for incorporation of Sadia SA

Relevant fact published in the 02/09/12 Board of Directors of the Company approved the merger of Sadia by BRF to date for 12/31/12. The merger is part of the merger of two companies, whose main goal is the seamless integration of business with the maximization of synergies, rationalization of processes and the resulting reduction in administrative and operating costs and increased productivity.

The decision of merger of Sadia in BRF resulted in recording a loss in income in 2011 of approximately R $ 215.2 on the allowance for loss of income tax and social contribution taxes on tax losses and negative basis of social contribution on net income, which will not be recovered after the merger. The value of the loss reflects the best estimate of Directors, in relation to the prevailing conditions on the base date of these financial statements. The final value of the impact of the merger of Sadia by BRF will be known on 31.12.12.

Establishment of Joint Venture in China

On 14/02/12 the Company announced the establishment of the Rising Star Food Company Limited, a joint venture ("JV") with the participation of the company Dah Chong Hong Limited ("DCH"), which has as its purpose:

• access to distribution markets in Mainland China, Hong Kong and Macao channels reaching the retail and food service;

• local processing of products;

• the development of the Sadia brand in these countries.

The Company holds 50% stake in JV and undertook to carry out a capital increase totaling approximately $ 2.5, proportional to its stake in the venture.

Management estimates that in the first year of operation of the JV marketing volumes up 140.0 tons with revenues amounting to approximately R $ 844.1.

Celebration of the Asset Swap Agreement and Other Agreements with Marfrig

Continuing negotiations for the fulfillment of TCD, and as disclosed by the relevant fact issued on 20.03.12, the Company and Marfrig, celebrated on this date an Asset Exchange Agreement and Other Covenants, which confirmed some changes to the MOU signed in 8:12:11, whose main objective was to establish the main terms and conditions for the realization of exchange of assets.

Revolving line of credit Revolving Credit Facility - ("RFC")

As the "Notice to the Market" issued on 27.04.12, in order to improve the management of financial liquidity, the Company and its wholly owned subsidiaries International Perdigao Perdigao Europe Ltd. and hired a revolving credit line RFC, worth USD500, 000 for a period of three years in two tranches (EUR and USD), supplied by a syndicate composed of 19 global banks, with the leading banks Santander, Morgan Stanley and HSBC. Also participating in the union, at different levels, Banco Bradesco, Banco do Brazil, Bank of China, The Bank of Nova Scotia, The Bank of Tokyo-Mitsubishi, BNP Paribas, Mizuho Corporate Bank, Standard Chartered Bank, Sumitomo Mitsui Banking, ING Bank , Rabobank Curacao, Bank of Taiwan, Deutsche Bank, Mega International Commercial Bank, United Taiwan Bank, Credit Agricole Corporate and Investment Bank.

The transaction was structured so that companies can make use of the credit line at any time over the three years this will be hired and paid by the variation of the rate of LIBOR plus a margin that can vary from 1.6% pa 2.5% p.a. considering the classification of the credit rating of debt securities of the Company's long-term.

6.6. Bankruptcy requests, provided that in reliance upon material amount, or the Company’s judicial or extrajudicial recovery, and current status of such requests

                Not applicable, in view that there is no petition for bankruptcy, judicial or extra-judicial restructuring in respect to the Company.

6.7. Other material information

All relevant information was included in the preceding it

7. Company’s Activities

7.1. Description of every activity developed by the Company and its subsidiaries

Section three of the Company’s Bylaws provides that our primary corporate purpose consists in:

•         To manufacture, sell and transact any business, whether wholesale or retail, relating to food generally, and particularly animal protein by-products and food products handled using the cold chain distribution process;

•         To manufacture and sell animal feeds and nutriments for animals;

•         To provide food services, generally;

•         To manufacture, refine and sell vegetable oils;

•         To produce, preserve, store, ensile and sell grains, grain by-products and grain derivatives;

•         To conduct reforestation activities, the harvesting, processing and sale of timber;

•         To conduct the business of selling at retail and wholesale consumer and production goods, including the sale of equipment and vehicles for the development of its logistic activity;

•         To export and import production and consumer goods;

•         To hold equity interests in other companies, as a means to achieving the corporate purposes to full extent; and

•         To participate in any projects required for the operation of the business of the Corporation.

The Corporation may further engage directly, or indirectly through others, in any support   activities for the core business described in Section Three above, such as:

•         To conduct supporting administrative, technical or operational activities, aiming at creating conditions for the development of its core business;

•         To provide freight services, generally;

•         To provide product storage and stocking services and all other ancillary services relating thereto;

•         To promote and reposition its retail products at points of display and points of sale to final consumers;

•         To provide the services of receiving and allocating raw materials to be used in production;

•         To provide machine and vehicle repair, maintenance and overhaul services;

•         To foster the agribusiness industry in Brazil through the promotion of activities, projects and technical assistance;

•         To manufacture, develop and sell packaging products of any kind;

•         To process and raise livestock;

•         To conduct research on and to develop techniques for the production and improvement of genetic matrices for the Corporation.

7.2. Operating segment information:

                a. trade products and services

                b. income from the segment and its participation on the net income of the Company

                c. profit or loss resulting from the segment and its participation on the net profit of the Company

7.2 – Information about Operational Segments

BRF is one of the largest food companies in the world and is the result of the merger between Perdigão and Sadia. It operates in the segments of poultry meats, pork and beef, industrialized meats, margarines, pastas, pizzas and frozen vegetables as well as being one of the leading milk collectors and dairy product processers in Brazil. It operates 61 plants in Brazil, five in Argentina, two in Europe (Plusfood) and, by the end of 2012, is expected to unveil a processed products plant in the Middle East. Its operational structure is supported by 42 distribution centers of refrigerated and frozen products supplying 98% of the country as well as consumers in 140 countries. BRF also has 19 overseas commercial offices and a portfolio of clients across the five continents.

The Company is a leader in the production of chilled and frozen foods and has a portfolio of three thousand items. Its principal raw material inputs are grains, live animals and milk. From these protein-based products are manufactured for example: in-natura meats, prepared and processed products, ready-to-eat meals, processed dairy products, pastas, pizzas and other processed items including margarines and frozen vegetables which bear the names of household brands such as Sadia, Perdigão, Batavo, Elegê and Chester among others.

The third largest exporter in Brazil and a leader in world sales of chicken meats, the Company confirms its vocation as a major currency generator for Brazil. Total sales amounted to 6.2 million tons of products and net sales of R$ 25.7 billion, 60% originating from domestic market business and 40%, exports.

In parallel to the merger between Sadia and Perdigão, there were developments in the international segment of the business during the year. In Argentina, the Company acquired corporate control of Avex, with operations in poultry farming, and the Dánica Group, which operates two plants and has activities in the markets for margarines, mayonnaise, sauces and yeasts as well as baking additives and creams, and specific hydrogenated vegetable oils for the food industry.

Revenues and Operational Results by segment

The operating segments are reported consistently with the management reports provided to Board and Directors for assessment the performance of each segment and allocating resources.

In order to reflect the organizational changes in the Company, during the last quarter of 2011, the segment information began to be prepared considering 4 reportable segments, as follows: domestic market, foreign markets, dairy products and food service. The reportable segments identified primarily observe division by sales channel.

  Domestic market: includes the Company´s sales for inside the Brazilian territory, except those relating to products in the dairy and the food service channel.
  Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.
  Dairy products: includes the Company´s sales of milk and dairy products produced domestically and abroad.
  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign customers for food service category that includes bars, restaurants, kitchens, etc.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

  Poultry: involves the production and trade of whole birds and poultry cuts in natura.
  Pork and beef cuts: involves the production and trade of cuts in natura.
  Processed: involves the production and trade of processed foods, frozen and processed derivatives of poultry, pigs and cattle.
  Others processed: involves the production and trade of processed foods like margarine and vegetable products and soy.
  Milk: involves the production and trade of pasteurized and UHT milk.
  Dairy products and other drinks: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.
  Others: involves the production and trade of animal feed, soy meal and refined soy flour.

The information for the year ended December 31, 2011 were restated for comparative purposes.

The net sales for each one of the reportable operating segments are presented below:

Net Sales	12.31.11	12.31.10
Domestic Market
Poultry	1,112,291	933,060
Pork and beef	774,476	698,952
Processed Products	7,144,983	6,020,439
Other Processed	2,043,030	1,996,305
Other	555,215	528,670
	11,629,995	10,177,426
Export Market
Poultry	6,571,946	5,724,303
Pork and beef	1,554,086	1,513,269
Processed Products	1,750,059	1,652,488
Other Processed	175,160	90,747
Other	41,859	4,358
	10,093,110	8,985,165
Dairy
Milk	1,720,470	1,585,534
Dairy Processed	818,328	726,005
	2,538,798	2,311,539

Food service
Poultry	301,272	228,432
Pork and beef	166,673	193,378
Processed Products	884,639	755,190
Other	91,751	30,123
	1,444,335	1,207,123
	25,706,238	22,681,253

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

	31.12.11	31.12.10
Operating Income
Foreing Market	1,249,386	1,035.764
Export Market	558,783	319,115
Dairy	(24,711)	(14,534)
Food service	21,.671	144,235
	2,001,129	1,484,580

7.3. Description of the products and services which correspond to the operating segments disclosed on the item 7.2.:

                a. characteristics of the production process

                b. characteristics of the distribution process

                c. characteristics of the markets where the Company operates

i. share in its markets

ii. competition outlook

                d. contingent seasonality

                e. main inputs and raw materials

i. description of the relationships held with suppliers, including whether they are subject to control or government regulation, identifying the bodies and the respective legislation
ii. eventual dependence on few suppliers
iii. Any volatility in their prices

Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry, pork and beef to produce processed food products, and distribute unprocessed and processed products throughout Brazil and in our export markets.

The following graphic is a simplified representation of our meat production chain.

Meat Production Chain

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress, Hybrid, Aviagen do Brasil and sometimes from Agrogen. We send these eggs to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. In 2011, we maintained an average parent breeding stock of approximately 18.7 million breeders that produce hatchable eggs. We also buy a small percentage of our parent stock from another supplier. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1,773 million day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2011. We hatch these eggs in our 25 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality and the feed-to-meat ratio and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 10,766  integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

At December 31, 2011, we had a fully automated slaughtering capacity of 35.1 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase some pork on the spot market.

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs from producers such as Agroceres, Dalland, DanBred, Agropecuária Imbuial and Master Agropecuária or purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 4,921 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

The local producers from whom we purchase a portion of our pork needs are also located near our production facilities but are not parties to partnership agreements with us. These producers generally raise the hogs from birth until they reach slaughtering weight, and we provide limited technical support. We purchase the hogs raised by these local producers pursuant to contracts.

We slaughter the hogs raised by our outgrowers or purchased from local producers or on the spot market. After they are slaughtered, the hogs are immediately cut in half. The half-carcasses are then partitioned according to their intended use. These parts become the raw material for the production of pork cuts and specialty meats.

At December 31, 2011, we had a pork slaughtering capacity of 250,170 heads per week.

Beef

We do not raise cattle at our facilities. We purchase cattle primarily from local producers in the region of Mirassol D’Oeste and Várzea Grande in the State of Mato Grosso. Although we purchase cattle on the spot market to the extent necessary, we expect to be able to purchase the majority of our cattle from local producers. We transport the cattle to our facilities, where we slaughter the cattle and cut and package the beef.

Under limited circumstances, we may contract for our own cattle confinement or enter into a partnership for that purpose.

At December 31, 2011, we had a beef slaughtering capacity of 11,000 heads per week.

Processed Foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. We produce lasagnas, pizzas, pastas, desserts and other frozen prepared entrees, as well as cheese bread, at our plants in Lages in the State of Santa Catarina and Rio Verde in the State of Goiás.  In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items.  In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other industrialized products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

We sell a variety of frozen vegetables, such as broccoli, cauliflower, peas, French beans, French fries and cassava fries. These products are produced for us by third parties that deliver them to us packaged. We purchase most of these products in the domestic market, but we import French fries from Belgium and peas from Chile, France and Argentina. We also produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the State of Santa Catarina in Dois Vizinhos, in the State of Paraná and in Toledo, also in the State of Paraná. We produced soybean oil until 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that the production of soybean oil was not a core product of our business.

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We purchase margarine from an agricultural cooperative supplier for resale by us. In 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines in Valinhos in the State of São Paulo. We also entered into a strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil. We also produce margarines in our plant in Paranaguá, State of Paraná, under the brands Qualy  and Deline.  We sell these products as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products. We agreed to divest the Doriana  and Delicata  brands as part of our agreement with the CADE described in “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments—Business Combination with Sadia.”  In the future, we will focus our marketing of margarine on our other brands.

Dairy Products

The following graphic is a simplified representation of our dairy products chain.

Dairy Products Production Chain

Through the acquisition of Batávia and Eleva, we produce dairy products in 9 plants. We receive milk from a network of over 13,904 milk producers in more than 673 cities. The milk is purchased mainly from local producers and supplemental purchases are made on the spot market, depending on market price conditions and demand levels. In the event that there is a lack of fresh milk in the market, we are capable of using powdered milk for part of our supply needs.

We are the second largest milk collector in Brazil based on volume, according to information compiled from Leite Brasil, the Brazilian National Agriculture Confederation (Confederação Nacional da Agricultura), the Brazilian Confederation of Dairy Cooperatives (Confederação Brasileira de Cooperativas de Laticínios) and the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária).

Feed

We produce most of the feed consumed at the farms operated by our integrated poultry and hog outgrowers. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local hog producers at market rates.

We own 31 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In 2011, we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais and Bahia. We buy soy meal from major producers such as Bunge, Cargill, ADM, Dreyfus, Amaggi and Coamo, primarily pursuant to long-term contracts.

The prices of corn, soybeans and soy meal fluctuate significantly. See “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Principal Factors Affecting our Results of Operations—Commodity Prices.”

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients (for animal feed), spices and veterinary drugs from third parties, both in the domestic and international markets. We must pay for some of these products in U.S. dollars because we must import them.

Suppliers

We generally use a bidding process to select our suppliers based on technical and commercial requirements. We have had long relationships with many of our suppliers, both in Brazil and abroad. We periodically evaluate the efficiency of our suppliers in terms of quality, lead time and service levels.

Distribution of Products

Domestic Market

We have focused on our logistical operations and seek to improve efficiency and reduce distribution costs by building distribution centers to cover long distances through our transit facilities. We reach approximately 98% of the Brazilian territory through a nationwide distribution network. As of December 31, 2011, we operated 40 distribution centers and 42 transit points.

We export our products primarily through the ports of Itajaí and Navegantes in the State of Santa Catarina and, to a lesser degree, through the ports of São Francisco do Sul in the State of Santa Catarina and Paranaguá in the State of Paraná. We store our products in refrigerated warehouses that we lease under long-term leases and that are located near the ports. We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to the export markets through independent shipping companies.

In the past, we have occasionally experienced disruptions at the ports that have posed logistical challenges. In the fourth quarter of 2008, for example, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008.

The Itajaí port is owned and administered by the municipal government of Itajaí, while the port of São Francisco do Sul is owned and administered by the Brazilian federal government and the port of Paranaguá is owned and administered by the State of Paraná. However, shipments through the ports of Itajaí and Paranaguá are made through private terminals at these ports that are operated as concessions. The dock workers and other port employees at all these facilities are generally members of labor unions. In addition, each shipment of our products requires clearance by customs agents, sanitary inspectors and other agents of the Brazilian federal government, who are also generally members of labor unions. From time to time, we have been affected by strikes of these port employees and government agents. Strikes by Brazilian federal government agents generally affect all Brazilian ports, whereas strikes by port employees sometimes affect only one port, but they also tend to last longer than strikes by government agents. In the third quarter of 2007 and in March 2008, for example, sanitary inspectors struck for approximately a month. Although these strikes did not have a material adverse effect on our results of operations, a widespread or lengthy strike in the future could adversely affect our business and our results of operations.

Export Markets

Our sales and distribution efforts abroad are coordinated through sales offices in England, Japan, The Netherlands, Russia, Singapore, Italy, Hungary, Austria, Portugal, France,

Germany, Argentina, Chile, Uruguay, the Cayman Islands, Venezuela, Saudi Arabia, South Africa, China and the United Arab Emirates. We coordinate our marketing efforts in our principal export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.

Europe. In Europe, we have developed our own distribution network and sell directly to food processing and food service companies as well as local distributors. We are currently able to distribute products in 31 European countries, and we are able to deliver products within approximately two days of receiving an order in 15 of those countries. We intend to expand our distribution network in order to broaden and deepen our coverage in Europe and to support more targeted marketing efforts. In limited cases, we may explore the processing of some products in Europe, which would allow us to distribute those products more effectively as we have done with the 2008 Plusfood acquisition.

Far East. In Japan, our largest market in the Far East, we sell primarily to trading companies, which resell our products to Japanese distributors. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore, where we believe our brands are well recognized. Our most popular products in these latter markets include chicken wings and feet. We recently signed an agreement for a joint venture with Dah Chong Hong Limited aimed at improving our position in the value chain in China by distributing Sadia-branded products through the joint venture.

Eurasia. In Russia and other regions of Eurasia, we sell primarily to distributors, which resell our products to supermarkets and other customers. Our Fazenda brand of pork and poultry products is carried in many supermarkets, and we believe it is a well-recognized brand in Russia. We have historically sold approximately two-thirds of our frozen pork cuts to Russia and also supply significant volumes of frozen whole and cut chickens. However, Russia imposes quotas on imports of poultry, pork and beef products from Brazil and other exporting countries. Also, it is not uncommon for Russian quotas for poultry, pork and beef products to be subject to changes in policy and delays in allocation, and a delay in allocating quotas for poultry products in the first half of 2006 led to a significant decline in our sales volumes of poultry products to Russia during that period. In addition, since June 2011, Russia imposed restrictions on Brazilian exports of pork, beef and poultry from several Brazilian states, citing health and sanitary issues, and this ban remains in place.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors, some of which have been our customers for decades. We sell primarily frozen whole and cut chickens in these markets. We believe that we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. In fact, Sadia  is recognized as a Top of Mind brand in the region, according to Ipsos Research, a third-party consulting firm that prepared a study for us.

Africa, the Americas and Other Countries. We sell modest amounts of our products to several countries in Africa, South America and other regions, primarily through trading companies that resell our products to distributors. We also sell chicken cuts, including breasts and wings, to processing companies in Canada. We are currently developing relationships with distributors in South America in order to expand our exports in this region. However, our sales to many of these countries are subject to significant fluctuations in demand.

Brazilian Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of July 2011, Brazil had an estimated population of 194.9 million people, according to data from the IBGE. According to IBGE, Brazil had a GDP of R$4.1 trillion for 2011, representing an increase of 9.8% over GDP of R$3.7 trillion for 2010, in each case in nominal terms. GDP per capita increased 9.4% in 2011 to R$21,536.

The Central Bank forecasts show that the Brazilian GDP in 2011 increased 2.7% compared to 2010. The inflation rate, as measured by the IPCA, published by the IBGE, was 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011, continuing a trend of relatively high rates of inflation. The Brazilian government has implemented fiscal and monetary policies to mitigate the impact of the global economic crisis on the Brazilian economy and in order to minimize inflation and endeavor to keep inflation within a target range.

Brazil is one of the world’s largest consumers of meat, with per capita meat consumption of 98.6 kilograms in 2011, including beef, broiler chicken and pork, according to the USDA. Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions and the increased purchasing power of Brazil’s fast-growing middle class has generally supported increased demand in recent years for processed food products, as well as traditional fresh and frozen poultry and pork products. For information about certain expected macroeconomic trends for 2012, see “Item 5. Operating Financial Review and Prospects—D. Trend Information.”

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF, but also Aurora-Cooperativa Central Oeste Catarinense Ltda., or “Aurora,” and Seara Alimentos S.A., or “Seara” (which is owned by Marfrig). The largest producers are subject to significant competition from a substantial number of smaller producers that operate in the informal economy and sometimes offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products which are more similar to commodities in nature.

Among processed food products, frozen processed meats have experienced considerable growth in recent years. Based upon information compiled by A.C. Nielsen, the frozen processed meats market in Brazil represented net sales of approximately R$2.3 billion in 2011, compared to R$2.0 billion in net sales in 2010. We had 71.3% market share by sales volume from November 2010 through October 2011, and a 73.0% share in the same period in 2010, according to A.C. Nielsen.

Although sales volumes decreased somewhat in 2011, the specialty meat market continues to be another important processed food market for us. Based upon information compiled by A.C. Nielsen, the specialty meat market in Brazil accounted for estimated revenues of approximately R$8.7 billion in 2011, compared to R$9.0 billion in 2010. We had a 55.0% market share by sales volume in 2011, compared to 54.5% in 2010.

Based on A.C. Nielsen data, the frozen pasta market in Brazil accounted for estimated revenues of approximately R$614 million in 2011, compared to R$494 million in 2010. We had a 77.3% market share by sales volume in 2011, compared to an 82.3% share in 2010, according to A.C. Nielsen.

Based on A.C. Nielsen data, the frozen pizza market in Brazil accounted for estimated revenues of R$440 million in 2011, compared to R$394 million in 2010. We had a 69.0% market share by sales volume from January through December 2011, compared to a 71.1% share in the same period in 2010, according to A.C. Nielsen.

The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.

Brazil is one of the world’s largest consumers of dairy products, according to A.C. Nielsen, the Brazilian market for dairy processed products (yogurts, desserts, probiotic milk and the Petit Suisse brand) totaled approximately R$4.8 billion in 2011, compared to R$4.4 billion in 2010. We had 11.1% market share by sales volume from December 2010 through November 2011, compared to an 11.1% share in the same period in 2010, according to A.C. Nielsen.

The size of the Brazilian margarine market was approximately R$2.0 billion in 2011, compared to R$1.9 billion in 2010, according to A.C. Nielsen. We had a 60.7% market share by sales volume from December 2010 through November 2011, compared to a 62.1% share in the same period in 2010, according to A.C. Nielsen.

The A.C. Nielsen data we receive is based on coverage of a portion of Brazil that accounts for 86% of the Brazilian population, according to the IBGE, and an estimated 92% of the country’s consumption potential.

Export Markets

In 2011, Brazil’s volume of poultry exports was 3.2% higher than in 2010. This improved performance can be explained mainly by higher sales to Saudi Arabia, Hong Kong and Japan.

Brazil is a leading player in global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have capitalized on these advantages to develop the scope and scale of our business.

Global demand for Brazilian poultry, pork and beef products is significantly affected by trade barriers, sanitary requirements, disease-related bans, religious considerations, economic conditions and other factors. Trade barriers may include quotas on imports from Brazil (e.g., in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers, licensing requirements (e.g., in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States, which has no sanitary agreement with Brazil covering poultry and in natura beef products and therefore will not accept Brazilian poultry or beef imports). In addition, outbreaks of animal disease may result in bans on imports (e.g., Russia, in the past has banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states and, more recently, has prohibited imports of Brazilian pork, beef and poultry from several Brazilian states since June 2011, citing health and sanitary reasons). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of this meat. Above all, economic conditions in a particular export market (whether national or regional) may influence levels of demand for all types of poultry, pork and beef products as well as processed products.

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. China, for example, suspended supplies of live poultry to Hong Kong in late 2011 after a dead chicken tested positive for the H5N1 virus. Since the beginning of 2003, there have been 526 confirmed human cases of avian influenza and 311 deaths, according to the WHO. Human cases were reported in various countries in Asia, the Middle East and Africa, and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

Similarly, global trade in pork products was negatively affected in 2009 by the spread of A(H1N1) influenza, also called “swine flu,” in many countries. On June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, prohibited imports of pork from countries reporting a significant number of cases (particularly, Mexico, the United States and Canada). On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. In China, for instance, at least 20 people died of A(H1N1) influenza in 2011.

According to the WHO, between September 2011 and January 2012, A(H1N1) influenza viruses circulated at very low levels in general, with some exceptions in Asia and the Americas. Regional A(H1N1) activity was reported by a few countries in Asia and Central America, and there were sporadic human cases reported by United States of America. According to the Pan American Health Organization (PAHO), influenza activity increased in Canada and United States but remained within the expected level for this time of the year. In Central America and Caribbean, the activity remained low, with the exception of Guatemala, where it has increased. It also remained low in South America. WHO recommended composition of influenza virus vaccines for use in 2012 for the northern and southern hemispheres, which is related to upcoming influenza season.

Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets and could have a negative impact on the consumption of pork in those markets or in Brazil. In addition, any future significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even if no link between the influenza cases and pork consumption is shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

In export markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry and frozen pork and beef cuts. These products, which are similar commodities in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork and beef cuts as well as increasing volumes of processed food products.

Competition

Domestic Market

We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil.

In the specialty meat market, we had a 55% market share by sales volume in 2011 (including Sadia), and Aurora and Marfig (including Seara) had market shares of 7.9% and 7.7%, respectively, according to A.C. Nielsen. The specialty meat market accounted for estimated revenues of approximately R$17.1 billion in Brazil in 2011, compared to R$18.0 billion in 2010, a decrease of 5.0%. The three largest players accounted for 72.6% of the market in 2011, while the remainder of the market represents several small players. This market has undergone recent consolidation due to the competitiveness of the largest players, such as the acquisition of Seara by Marfrig in 2009.

In the frozen processed meat market (which includes hamburgers, steaks, breaded meat kibes and meatballs), we had a 69.3% market share by sales volume from December 2010 through November 2011 (Sadia with a market share of 34.8%, Perdigão with 26.2%, and our other brands with 8.3%) according to A.C. Nielsen. Marfrig had a market share of 7.5% in the same period.

The graph below shows the approximate percentage of our market share for 2011 in the main categories in which we compete. The percentages are based on data for twelve-month periods that vary according to the category but include most of 2011 in each case.

Source: A.C. Nielsen

In the frozen pasta market (which includes lasagnas and other products), we had a 77.3% market share by sales volume in December 2010 through November 2011 (Sadia with a market share of 36.4%, Perdigão with 27.6% and our other brands with 13.3%) according to A.C. Nielsen. The frozen pasta market accounted for estimated revenues of approximately R$711 million in 2011, compared to R$647 million in 2010, an increase of 10%.

In the frozen pizza market, we had a 64.6% market share by sales volume from January through December 2011, including all of our brands (Sadia, Perdigão, Batavo and Rezende) according to A.C. Nielsen. The frozen pizza market accounted for estimated revenues of R$565 million in 2011, compared to R$551 million in 2010, an increase of 2.5%.

In the dairy products market, we had a 11.5% market share by sales volume from December 2010 through November 2011, while Danone, Nestlé and Paulista had market shares of 31.0%, 19.9% and 5.8%, respectively, according to A.C. Nielsen.

In the margarine market, we had a 60.7% market share by sales volume from December 2010 through November 2011, and Bunge had a market share of 27.4%, according to A.C. Nielsen. The margarine market accounted for estimated revenues of approximately R$2.4 billion in Brazil in 2011, compared to R$2.3 billion in 2010, according to A.C. Nielsen. However, in terms of sales volumes, this market decreased 2.5% in 2011 compared with the same period in 2010.

In the Brazilian market for whole poultry and poultry and pork cuts, we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. This competition from small producers is a significant factor in our selling a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market.

In the domestic market, we compete primarily based on brand recognition, distribution capabilities, selling prices, quality and service to our customers. Since the market for processed food products is still growing in Brazil, we believe that the medium and long-term prospects for this segment are positive based on the trend over the preceding years.

Export Markets

We face significant competition in our export markets, both from other Brazilian producers and from producers in other countries. For example, Marfrig competes with us internationally and has many of the same competitive advantages that we have over producers from some other countries, including lower labor and feed costs. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Customers sometimes seek to diversify their sources of supply by purchasing products from producers in other countries, even when we may be a lower cost producer.

Protectionist measures among Brazil’s trade partners are also an important competitive factor. Brazilian poultry and pork exports are increasingly affected by measures taken by other countries to protect local producers.

We exported U.S.$4.9 billion, an increase of 12.1% over the same period last year, and ranked as the fourth largest Brazilian exporter, according to SECEX, in 2011. Our main Brazilian competitor in exports is Marfrig Group (Seara), which exported U.S.$2.6 billion in 2011.

In our export markets, we compete primarily based on quality, cost, selling price and service to our customers.

Seasonality

Meat and Processed Products

Domestic Market. Our net sales of meat and processed products in the domestic market are not subject to large seasonal fluctuations.  However, our fourth quarter is generally slightly stronger than the others due to increased demand for our products during the holiday season, particularly turkeys, Chester® roosters, ham and pork loins. We market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees. Our results are also affected by the dry and rainy seasons for corn, soy beans and soy meal, which are our primary raw materials in feed production.

In 2011, the first quarter accounted for 23.0% of our total sales in the domestic market, the second quarter accounted for 24.0%, the third quarter accounted for 25.0% and the fourth quarter accounted for 28.0%.

Export Markets. Our export sales as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our export markets. However, net sales in specific export markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and the summer months.

In 2011, the first quarter accounted for 24.0% of our export sales, the second quarter accounted for 25.0%, the third quarter accounted for 24.0% and the fourth quarter accounted for 27.0%.

Dairy Products

In the dairy products market, production varies seasonally between the dry and rainy seasons because most of the milk in Brazil is produced from cows raised in open pastures. Our milk production is higher during the rainy season, which is between November and February in southeastern Brazil and between July and September in southern Brazil. Although most of our production is concentrated in the southern region, our production network helps to mitigate the effects of seasonality.

At the end of the fourth quarter and the beginning of the first quarter of any given year, there has historically been a general decrease in selling prices and a general increase in inventories of UHT milk and pasteurized milk, due to an increase in domestic production and a decrease in domestic demand. During these months, Eleva has historically increased its inventories and has been able to benefit from higher selling prices during the other months of the year. Gross revenues from dairy products have historically been higher in the second and third quarters of the year, and revenues from pork, poultry and beef have historically been higher in the third quarter and even higher in the fourth quarter of the year.

Commodity Prices

Many of our raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices for soy meal and soybeans and, to a lesser extent, corn, and are influenced by exchange rate fluctuations. Purchases of corn, soy meal and soybeans represented approximately 23.0% of our cost of sales in 2011 and 22.7% in 2010. Although we produce most of the hogs we use for our pork products, in 2011 we also purchased hogs on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate together with them. In 2011, the average corn price quoted on the Chicago Board of Trade (CBOT) was 58.8% higher than the average price in 2010. Soybean prices quoted on the CBOT also increased by 25.6% in 2011 compared to 2010. The effect of decreases or increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

Our ability to pass on increases in raw material prices through our selling prices is limited by prevailing prices for the products we sell in our domestic and export markets, especially for those products that are more similar to commodities.

The following graph illustrates the movements in the price of corn in Ponta Grossa in the State of Paraná (a commonly used reference price for corn in Brazil) for the periods indicated, as reported by Safras & Mercados Ltda., a private Brazilian consulting firm.

Wholesale Corn Prices at Cascavel, State of Paraná (R$ per 60Kg sack)

Current Brazilian government estimates of the Brazilian corn harvest in 2011-2012  forecast 61.7 million tons, according to a survey undertaken in March 2012 by the National Supply Company (Companhia Nacional de Abastecimento, or “CONAB”), an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply. This estimate represents a 7.5% increase from 57.4 million tons harvested in 2010-2011. Of these 61.7 million tons, 35.9 million tons are forecast for the summer crop and 25.8 million tons for the second crop (safrinha), to be harvested up to early August 2012.

The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the State of Paraná (a commonly used reference price for soybeans in Brazil) for the periods indicated, as reported by Safras & Mercado Ltda.

Wholesale Soybean Prices at Ponta Grossa, State of Paraná (R$ per 60Kg sack)

According to a survey released by CONAB in March 2012, current Brazilian government estimates of the Brazilian soybean harvest in 2011-2012 forecast 68.7 million tons. This estimate represents an 8.7% decrease from the soybean harvest in 2010-2011.

The estimated total exports of soybeans in the 2011-2012 harvest is 31.8 million tons, which represents a 1.9% decrease from the 2010-2011 harvest (32.4 million tons). Inventory volumes for the 2011-2012 harvest may be decreased compared to 2010-2011. CONAB estimates Brazilian inventories of 1.1 million tons, while in the last season stocks reached 3.6 million tons.

Revenues from exports of soybeans in 2011 totaled U.S.$14.7 billion, with an average price of U.S.$496 per ton, compared with an average price of U.S.$380 per ton in 2010.  With higher exports of soybeans, average prices of domestic soybeans increased 14.7% in 2011 relative to 2010, primarily as a result of the appreciation of the real and increasing international market prices.

For information about certain expected trends in commodity prices for 2011, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information––Raw Materials.”

Effects of Exchange Rate Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the INPC, IPCA and IGP-M.

	2011	2010	2009
Appreciation (depreciation) of the real against the U.S. dollar.	12.6%	4.3%	25.5%
Period-end exchange rate (U.S.$1.00)	R$1.88	R$1.67	R$1.74
Average (daily) exchange rate (U.S.$1.00) (1)	R$1.68	R$1.76	R$1.99
Basic interest rate SELIC (2)	11.0%	10.75%	8.75%
Inflation (INPC) (3)	6.5%	6.5%	4.1%
Inflation (IPCA) (4)	6.5%	5.9%	4.3%
Inflation (IGP-M) (5)	5.1%	11.3%	(1.7%)

Sources: IBGE, Fundação Getúlio Vargas and the Central Bank.

(1)  The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.

(2)  The SELIC (Sistema Especial de Liquidação e de Custódia) interest rate is the primary Brazilian reference interest rate.

(3)  INPC is published by the IBGE, measuring inflation for families with income between one and eight minimum monthly wages in 11 metropolitan areas of Brazil.

(4)  IPCA is published by IBGE, measuring inflation for families with income between one and 40 minimum monthly wages in eleven metropolitan areas of Brazil.

(5)  The General Market Price Index (Indice Geral de Preços do Mercado), or “IGP-M” gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.

Our results of operations and financial condition are significantly affected by movements in the exchange rate of reais to the U.S. dollar, the euro and the pound sterling. We invoice for our export products primarily in U.S. dollars and, in Europe, in euros and pounds sterling, but we report our results of operations in reais. Appreciation of the real against those currencies decreases the amounts we receive in reais and therefore our net sales from exports.

The prices of soy meal and soybeans, which are important ingredients of our animal feedstock, are closely linked to the U.S. dollar. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar, albeit to a lesser degree than the price of soy meal and soybeans. In addition to soy meal, soybeans and corn, we purchase sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When thereal depreciates against the U.S. dollar, the cost inreais of our U.S. dollar-linked raw materials and equipment increases, and such increases could materially adversely affect our results of operations. Although the appreciation of thereal has a positive effect on our costs because part of our costs are denominated in U.S. dollars, this reduction in U.S. dollar costs because of the appreciation of thereal does not immediately affect our results of operations because of the length of our production cycles for poultry and pork.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$4,723.9 million at December 31, 2011, representing approximately 59% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Historically, our results of operations and financial condition have been affected by rates of inflation in Brazil. Demand for our products in the domestic market is sensitive to inflation in consumer prices, as reflected in variations in the INPC and IPCA inflation indexes, and most of our costs and expenses are incurred in reais. Because long-term contracts with suppliers and customers are not customary in our industry and prices are generally negotiated monthly or quarterly, increases in inflation have a rapid impact on our net sales and costs.

The IGP-M index is often used as an inflation reference rate in negotiating prices we pay to our suppliers. In addition, we buy energy to run our production facilities pursuant to long-term contracts that contain periodic inflation adjustments according to the IGP-M index.

In terms of personnel costs, Brazilian salaries are adjusted only once a year, based on collective agreements between employers’ syndicates and unions. Generally, unions follow the INPC as a parameter for their negotiations.

7.4 – Clients responsible for more than 10% of the Company’s total net income

7.4. Identification of the clients which are responsible for more than 10% of the Company’s total net income, informing specifically:

a.       total amount of income arising out of such client

b.      operating segments affected by the income arising out of such client

None of the Company’s clients is responsible for more than 10% of the net revenues. The risk policy determined for the exposure in relation to sales of both domestic market and exports provides the diversification of product portfolio and customers.

7.5. Description of the material effects arising from governmental regulation over the Company’s activities

                a. need of governmental authorizations for the exercise of the Company’s  activities and the history related to the public administration for obtaining such authorizations

The environmental laws and regulations require greater expenditures for compliance.

We, like other Brazilian producers of food, are subject to extensive laws, regulations, permits and environmental permits local, state and federal covering, among other things, the handling and disposal of waste, the discharge of pollutants into the air, water and soil contamination and cleaning, all of which affect our business. Any breach of these laws and regulations, or any lack of permits or licenses, may result in administrative and criminal penalties such as fines, cancellation of permits or revoke licenses, as well as negative publicity and responsibility for remediation of environmental damage. We cannot operate a plant if the environmental license is not current or valid.

 The Company has incurred and will continue to incur capital and operating expenditures to comply with these laws and regulations. Because of the possibility of regulatory measures or other unanticipated events, especially as environmental regulations become more stringent in Brazil, the amount and date for future expenditures necessary to maintain compliance with the regulations may increase from current levels and negatively affect the availability resources for capital expenditures and for other purposes. Compliance with environmental laws or regulations new or existing, as well as with the obligations contained in contracts with public companies, may result in increased costs and expenses.

Our facilities are subject to environmental licensing, based on their pollution potential and use of natural resources. For example, if one of our facilities are built or expanded without an environmental permit or environmental licenses expire and are not renewed, or have your renewal request denied by a competent environmental authority, we may incur fines and administrative penalties, suspension of operations or closing the unit in question. These same penalties may also apply in case of non-compliance with the conditions of validity laid down in those environmental permits already held by us. Currently, some of our environmental permits are being renewed, and we cannot ensure that our environmental agencies approve renewal requests.

Increasing food safety regulation may increase our costs and harm our operating results.

Our manufacturing facilities and products are subject to federal, state and local Brazilian and standards of inspections of foreign governments and comprehensive regulations in the area of ??food safety, including government controls food processing. Changes in government regulations relating to food safety may require us to make investments or incur additional expenses to meet the required specifications regarding our products. Our products are often inspected by foreign authorities for food safety and reproach during these inspections may require the return of all or part of a shipment to Brazil, total or partial destruction of the shipment and costs due to delays in product delivery to our customers. Any restriction of the largest health food regulations can result in increased costs and may have a detrimental effect on our business and operating results.

7.6 – Relevant revenues provided from foreign market

7.6. Information on the countries where the Company has relevant revenues:

a. revenues from clients attributed to the country where the Company’s main place of business is located and its participation in the Company’s total net revenues;

b. revenues from clients attributed to each foreign country and its participation in the Company’s total net revenues;

c. total revenues from the foreign countries and its participation in the Company’s total net revenues

Domestic Market

In millions of Brazilian Reais	2011	%	2010	%	2009	%
Poultry	1,112,291	4.3%	933,060	4.1%	434,513	2.7%
Pork/Beef	774,476	3.0%	698,952	3.1%	336,488	2.1%
Processed food products	9,188,013	35.7%	8,016,744	35.3%	5,398,062	33.9%
Milk	2,533,447	9.9%	2,291,700	10.1%	2,139,269	13.4%
Foods service	1,255,916	4.9%	1,046,093	4.6%	623,559	3.9%
Others	555,215	2.2%	528,670	2.3%	438,137	2.8%
Total Domestic Market	15,419,358	60.0%	13,515,219	59.6%	9,370,028	58.9%
Net Sales	25,706,238	100%	22,681,253	100%	15,905,776	100%

Foreign Market

In millions of Brazilian Reais	2011		2010		2009
Net Sales	10,286,880		9,166,034		6,535,749

	2011	%	2010	%	2009	%
Europe:
Total	1,882,425	18.3%	1,742,101	19.0%	1,400,182	23.4%
Far East:
Total	2,301,806	22.4%	1,916,511	20.9%	1,267,313	21.3%
Eurasia:
Total	763,294	7.4%	1,040,065	11.3%	734,630	11.4%
Middle East:
Total	3,087,331	30.0%	2,919,717	31.9%	2,075,544	28.2%
Africa, the Americas and Other:
Total	2,252,024	21.9%	1,547,640	16.9%	1,058,080	15.7%
Total foreign market	10,286,880	100.0%	9,166,034	100.0%	6,535,749	100.0%

Domestic Market and Foreign Market

In millions of Brazilians Reais	2011	2010	2009
Total Foreign Market	10,286,880	9,166,034	6,535,749
Total Domestic and Foreign Market	25,706,238	22,681,253	15,905,776

% of Total Net Sales	40.02	40.41	41.09

7.7. Regulation of the countries where the Company has significant revenues and which countries affect the Company’s businesses

                The Company and its subsidiaries file income tax returns in Brazil and various foreign jurisdictions. The determination of the amount of deferred tax liabilities that is not recognized related to undistributed earnings is not practicable. The Company is subject to income tax examinations by the relevant tax authorities within periods of 5 years, except in Netherlands which period is 8 years.

7.8. Other relevant long-term relationships entered into by the Company not included elsewhere in this Form

BRF publishes Annual and Sustainability Reports in the GRI (Global Reporting Initiative) level A standards since 2008. The 2011 Annual and Sustainability Report is available at Company’s IR website (www.brasilfoods.com/ri) or in the link below:

http://www.brasilfoods.com/ri/siteri/web/arquivos/BRF_RAO_EN_Completo_120517.pdf

The Company is also part of ISE (Corporate Sustainability Index) and IGC (Corporate Governance Index) both BM&FBovespa’s Indexes, demonstrating BRF’s commitment to the Sustainability and Corporate Governance issues.

                Copyright Licensing Agreement

                On April 1 2002, we signed a Copyright Licensing Agreement with Maurício de Souza Produções Ltda. allowing us to use the expression “Turma da Mônica” and “Turma da Mônica Jovem” all the its characters in the sale of frozen and chilled foods throughout Brazil and valid until March 31  2013. In return, we are obliged to disburse 2,6% total value of invoices relating to sales of products , conditional on the guaranteed minimum stipulated in this agreement.

                Soybean Meal Purchase Agreement

                On September, 12, 2008 we signed bulk soybean meal purchase agreements with Coamo Agroindustrial Cooperativa on a CIF basis with the prices to be set, having as their basis Chicago Board of Trade quotations. Deliveries are made monthly to our industrial units.

                Supply, Technical Partnership and Commercial Cooperation Agreement

                On March 15 2005, we signed a Supply, Technical Partnership and Commercial Cooperation Agreement with Cobb-Vantress Brasil Ltda., a company active in the research and development of poultry breeder stock. Under this agreement, we sell our rights to Chester genetic material and in exchange, receive a 50% discount on the purchase of 172 packages of Cobb proprietary grandparent breeder chicks. On a preferential basis, Cobb has further undertaken to supply us for an indeterminate duration with all the improvements and technological advances made in future by the company to its Chester genetic line.

                Integrated Agreements for the Production of Hogs in the Complete Cycle System

                We buy part of our live hog requirements from local producers through the signing of Integrated Agreements for the Production of Hogs in the Complete Cycle System. These contracts provide for the sale to us or to any third party indicated by us, of the entire producer’s hog production on an exclusive basis. In return, we pay the values practiced in the market on the date of delivery in accordance with Sindicarne (the Meats and Meat Derivatives Industries Association) parameters.

In the Complete Cycle System the breeding animals are sold to the producers and this should give the animals ready (creates up to termination) for slaughter. The hog price is settled according to market prices.

                Partnership Agreement with Integrated Outgrowers

                By and large, our partnership agreements with the integrated outgrowers provides for the supply by us of batches of day old chicks as well as feed, technical advice and other necessary inputs for the full production of poultry (rearing) on the respective poultry farms. Once the conditions are attained for slaughter (generally when the poultry has reached the age of 100 days), the producer returns part of the fully grown poultry flock, upon which it is our responsibility under the conditions of the partnership to undertake the slaughtering process. Furthermore, the producer undertakes to sell us on an exclusive basis the part of the meat chickens determined under the agreement. The price paid to producers is set in accordance with the technical standards of each one as well as indices of weight, age, mortality and food conversion, all of which are periodically reviewed. The agreements customarily run for an indeterminate duration and can be rescinded at any time, without just cause, as long as this is notified in writing at least 60 days before hand.

Services Agreement and Other Covenants with Coopercampos

BRF, on April 29 2010, signed a services agreement with Cooperativa Coopercampos of Santa Catarina, which includes the engagement of future industrial capacity of the plant currently under construction in the municipality of Campos Novos for the slaughter of hogs. The unit is to be equipped for selling its production to the principal world markets.

In addition to hiring industrial capacity for hog slaughtering and for supplying technical advisory services in the monitoring of construction work and training the labor force specifically to operate the plant, the agreement provides for eventual support to Coopercampos in the form of anticipating contractual payments for services rendered in order to ensure work on expanding the unit is concluded. In December 2011, BRF opted by the acquisition of the aforementioned plant.

                Joint Ventures

                On June 25 2007, Unilever and BRF announced the joint venture, UP Alimentos, for managing the Becel and Becel ProActiv brands in Brazil as well as identifying opportunities for other business.

                The two companies combine BRF’s extensive experience in the manufacture, sale and distribution of food products in Brazil with Unilever’s advanced development technology, marketing and innovation as well as the penetration of its brands both in Brazil and worldwide. This strategic alliance is instrumental in supplying the Brazilian market with high value-added items directed principally to consumers seeking healthy and functional nutrition.

                In 2008, Sadia and Kraft concluded an association resulting in a company called K&S Alimentos S.A. (“K&S”). K&S’s core business is to produce and distribute cheese products and table items such as cream cheese and cheese spreads. In 2008, Sadia and Kraft also entered into a licensing agreement. Sadia has licensed its brands such as “Sadia”, “S”, “Sadia Speciale” and “SadiaVita Light” to K&S and Kraft has also licensed its “Philadelphia” brand to the joint venture.

                No significant agreements have been signed by us which are not directly related to our operating activities.

7.9. Other material information

Investments

In 2011, we recorded total investments of R$1.6 billion in order to support our organic growth, including total capital expenditures of R$1,125.2 million and expenditures of R$492.1 million for the replenishment of breeder stock. Capital expenditures in 2011 were largely dedicated to productivity and improvements as well as the continuing expansion of our industrial plant capacity, including the agroundustrial complex of Lucas do Rio Verde.

The table below sets forth our capital expenditures for the periods indicated and does not include business combinations or other acquisitions of businesses:

	As of December 31,
	2011	2010
	(in millions of reais)
Expansion and enhancement of production facilities	399.1	247.2
Lucas do Rio Verde and Vitória de Santo Antão Agroindustrial Complex	66.9	38.8
New projects	141.6	105.7
Productivity investments	443.1	282.9
Other capital expenditures	74.4	23.2
Total capital expenditures	1,125.2	697.8

Major capital expenditures in 2011 and 2010 included the following:

Lucas do Rio Verde and Vitória de Santo Antão. In 2011 and 2010, we invested a total of R$66.9 million and R$38.8 million, respectively, in the construction of these agroindustrial complexes.  Lucas do Rio Verde is located in the midwest State of Mato Grosso, and Vitória de Santo Antão is located in the State of Pernambuco in the northeast of Brazil.

Our most significant investment over the last five years, which began as an investment by Sadia before our business combination with Sadia, is the agroindustrial site of Lucas do Rio Verde in the State of Mato Grosso. The first stage of this project involved the construction of one poultry slaughtering unit, one pork slaughtering unit and one processing unit. The project included 190 broiler modules (which together produce 500,000 day-old chicks per day) and 115 hog modules (which together produce 5,000 piglets per day), which will be equipped with advanced technology to ensure animal wellness, higher productivity and, consequently, better competitiveness. The total estimated investment amounted to approximately R$869.7 million, most of which came from us and the remaining from a group of outgrowers. The outgrowers were indirectly financed by BNDES to build the pork and poultry farms that feed the agroindustrial plant. Construction started in the second half of 2006, and the plant start-up occurred in the second half of 2008 with the slaughtering of poultry and the production of processed products. The unit became fully operational in 2011, and we have initiated the second stage of the project with planned increases in capacity of both pork and chicken slaughtering and an additional processing unit.

In addition to starting up our largest plant in Brazil in Lucas do Rio Verde in the State of Mato Grosso, we have built our first plant in the northeast region, located in Vitória de Santo Antão in the State of Pernambuco. As of December 31, 2011, the total investment in this plant was R$3.7 million. It was completed in 2010 and is now in operation.

Information Technology.  In 2010, we began to install an integrated system platform to help us with synergies as a result of our business combination with Sadia. The project, which is expected to be completed later in 2012, will involve approximately 200 people working in the following four stages: (1) upgrading the SAP system to increase processing capacity; (2) developing the initial platform; (3) developing the HR SAP system; and (4) rolling out the SAP APO – Advance Planning Optimization. This investment is recorded as an intangible asset and is not reflected in the table above.

Internationalization Project. We are developing a long-term internationalization project focused on increasing our presence in countries where we can distribute our products profitably.

In 2012, we expect to make capital expenditures of approximately R$2,0 billion to R$2,2 billion (and an additional estimated R$500 million in expenditures on biological assets). We expect to focus our capital expenditures on projects that are currently in progress, such as the integration of Sadia with our business.  We expect to invest approximately R$450 million in 2012 to obtain synergies related to our business combination with Sadia.

Competitive Strengths

We believe our major competitive strengths are as follows:

•    Leading Brazilian Food Company with Strong Brands and Global Market Presence. We are one of Brazil’s largest food industry companies, with a size and scale that enable us to compete both in Brazil and globally. We believe that our leading position allows us to take advantage of market opportunities by enabling us to expand our business, increase our offering of value-added products and increase our share of international markets.  In 2011, we slaughtered approximately 1.8 billion chickens and other poultry and 11.0 million hogs and cattle. We sold nearly 6.7 million tons of poultry, pork, beef, milk and processed food products, including dairy products and other processed products, in the same period. Our own and licensed brands are highly recognized in Brazil, and our export brands are well established in those markets.

•    Extensive Distribution Network in Brazil and in Export Markets.  We believe that we are one of the only companies with an established distribution network capable of distributing frozen and refrigerated products in virtually any area of Brazil. In addition, we export products to over 140 countries, and we have begun to develop our own distribution network in Europe, where we sell directly to food processing and food service companies and to local distributors, and in Asia through a joint venture. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign businesses, resulting in increased sales volumes and a broader reach of our product lines.

•    Low-Cost Producer in an Increasingly Global Market.  We believe that we have a competitive advantage over producers in some of our export markets due to generally lower feed and labor costs and to efficiency gains in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries. We have implemented a number of programs designed to maintain and improve our cost-effectiveness, including our ATP-Total Service program to optimize our supply chain by integrating demand, production, inventory management and client service functions; our CSP-Shared Services Center, which centralizes our corporate and administrative functions; our MVP-More Value program to provide our managers with more efficient use of fixed and working capital; and matrix-based budgeting intended to improve the efficiency of cost management.

•    Diversified and Strategic Geographical Location.  In the meat business, our slaughterhouses are strategically located in different regions of Brazil (South and Mid-West), which enables us to mitigate the risks arising from export restrictions that may occur in certain regions of the country due to sanitary concerns. The geographical diversity of our plants in 11 Brazilian states also enables us to reduce transportation costs due to the proximity to grain-producing regions, while also being close to the country’s main export ports. Our dairy operations are based in the main milk-producing areas of different regions of Brazil, allowing easy access to the consumer market.

•    Emphasis on Product Quality and Safety and on a Diversified Product Portfolio.  We focus on quality and food safety in all our operations in order to meet customers’ specifications, prevent contamination and minimize the risk of outbreaks of animal diseases. We employ traceability systems that allow us to quickly identify and isolate any farm on which a quality or health concern may arise. We also monitor the health and treatment of the poultry and hogs that we raise at all stages of their lives and throughout the production process. We were the first Brazilian company approved by the European Food Safety Inspection System as qualified to sell processed poultry products to European consumers. We have a diversified product range, which gives us the flexibility to channel our production according to market demand and the seasonality of our products.

•    Experienced Management Team.  Our senior management is highly experienced and has transformed our company during the last decade into a global business. Some members of our senior management have worked with us for over ten years, and the members of our senior management who joined our company during that period have seasoned experience in their professional capacities. Our management seeks to emphasize best practices in our operations as well as corporate governance, as demonstrated by the listing of our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires adherence to the highest corporate governance standards of that Exchange

Business Strategy

Our overall strategy is to use our competitive advantages as a food company with one of the most diversified chilled and frozen food product portfolios to pursue opportunities for long-term growth, diversifying our sales and reducing our costs with the aim of reducing volatility in our results. We will continue to seek balanced growth and consolidation among the business segments in which we operate (poultry, pork and beef both in the domestic and export markets, dairy products and processed food products) and with regard to the domestic and external market, while seeking growth opportunities through food processing activities overseas. The main elements of our strategy, applicable to the poultry, pork and beef business segments and to the milk, dairy product, margarine and processed food products, are as follows:

•   Strengthen Our Global Distribution Network.   We continue to develop our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. In 2012, we expect to continue executing a long-term international distribution strategy in order to increase our brand awareness globally and expand into countries where we believe we can distribute our products profitably. We are focusing on expanding our distribution network in Europe, the Middle East and Asia so as to broaden our coverage and to support more targeted marketing efforts in these key regions. We are also considering processing some products abroad to allow us to deliver those products directly to customers in those markets. We may consider selective acquisitions as one way to achieve this goal. For example, we recently entered into a joint venture in China with Dah Chong Hong Limited and began exporting pork to this joint venture in March 2012, allowing us access to Dah Chong Hong’s distribution network.

•   Further Develop Our Domestic and International Customer Base.   We seek to continue to strengthen our domestic and international customer base through superior service and quality as well as increased product offerings. We believe that there are considerable opportunities to increase penetration of export markets, particularly as we broaden our product lines to include beef products, milk and dairy products and additional processed food products. We are also positioning our company to enter new export markets when existing trade barriers are relaxed or eliminated. Our objective is to pursue balanced growth of our domestic and export businesses. Domestic market sales represented 60.0% of our total net sales, while export market sales represented 40.0% in 2011.

•   Expand Our Core Business.   We intend to further develop our core businesses of producing and selling poultry, pork, beef, milk, dairy and processed food products by, among other methods, investing in additional production capacity to increase scale and efficiency. For example, we are expanding our Lucas do Rio Verde Agroindustrial Complex to increase our production capacity for poultry, pork and processed products to meet long-term demand for these categories.

•   Diversify Our Product Lines, Focusing on Value-Added Processed Food Products.   We intend to continue diversifying our product lines, focusing on processed food products whose prices tend to fluctuate less than our unprocessed poultry and pork cuts and that can be targeted to specific markets. In 2009, we entered into a business combination with Sadia, which brought a wide array of processed food products to our portfolio and is also one of the largest exporters of poultry products. In 2011, we purchased two Argentine companies, Avex and Flora Dánica, in order to expand our competitive base, leverage our export platform and address the potential of the local Argentine market. Avex produces unprocessed poultry products, and Flora Dánica produces, among other items, mayonnaise, sauces and margarine. In that same year, we began negotiations to establish our joint venture in China with Dah Chong Hong Company, one of the biggest food companies in the country, in order to leverage our main brands internationally and access local product processing and distribution expertise. We announced the formation of the joint venture in early 2012 and, as noted above, have begun exporting pork to the joint venture. We may also pursue other acquisitions and/or build new industrial plants to support these strategic goals.

•   Continue to Seek Leadership in Low Costs.   We continuously improve our cost structure in order to remain a low-cost producer and enhance the efficiency of our operations. We seek to achieve greater economies of scale by increasing our production capacity, and we are concentrating our expansion efforts primarily in the mid-western region of Brazil because the availability of raw materials, land, labor, favorable weather and other features allow us to minimize our production costs. We are also continuing to implement new technologies to streamline our production and distribution functions.

• Synergies.  Our acquisitions in recent years, including our business combination with Sadia, have created synergies. Our business combination strategy aims to expand our businesses in both the Brazilian and international markets. We believe that we will achieve commercial, operational, financial and production synergies in both the medium and long term from our mergers and acquisitions. We select potential business combination transactions in line with our strategy of bringing to our company a diverse range of processed food, meat and dairy products, distribution networks and customer relationships in both our domestic and export markets which can be integrated with and leveraged from our own operations.

Information Released Recently

Buyback of Shares – On 05/30/11 the Company’s Board of Directors authorized a share buy-back program to run for 90 days for the acquisition of up to 4,068,336 common shares, all book entry and with no par value, corresponding to 0.466% of its capital stock.  The Program is designed to maintain the shares as treasury stock to attend the needs of the “Stock Option Plan” and the “Additional Stock Option Plan”, both approved by the Ordinary and Extraordinary Shareholders’ Meeting of 03/31/2010. The total repurchase amount during the period was 2,630,100 shares.

Association of BRF and Sadia – On 07/13/11, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Commitment Agreement -TCD, which was also signed on the same date.

The measures established in the TCD are limited to Brazil only and the markets and/or categories of products specified therein. The Company and Sadia are free to operate in the export market as a whole, the domestic dairy products market and the domestic food service business as long as they do not infringe TCD requirements and effectiveness. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ri.

On the basis of an analysis of the results announced in 2010, the sale of assets and brands agreed with CADE represent revenues of R$ 1.7 billion and equivalent to volumes of 456 thousand tons of in natura, elaborated and processed products as well as festive product lines and margarines. Suspended Perdigão and Sadia brand categories are equivalent to a further R$ 1.2 billion in sales revenues.

Agreement was also reached on the sale of the entire direct or indirect stake in the capital stock of Excelsior Alimentos S.A. by the wholly owned subsidiary of BRF to Sadia S.A., with the consequent transfer to the future purchaser of the entire tangible and intangible assets. The respective impacts of this divestment are also incorporated in the amounts mentioned in the preceding paragraph.

The Perdigão brand as well as all the rights associated to it, remains the property of  BRF and is used normally in various processed food categories such as breaded items, hamburgers, bologna sausage, fresh sausage, frozen ready-to-eat meals (except lasagna), bacon, festive poultry-based products, in addition to the entire line of in natura products, among others. In 2010, the volume subject to TCD restrictions would have represented sales of about one third of all Perdigão branded products.

Expected Synergies – We estimate our net synergies before taxes and participations as a result of the BRF/Sadia merger, post-CADE approval, at about R$ 562 million in 2011. The Company aims to capture net synergies before taxes and participations of about R$ 1 billion per year for the period 2012 - 2013 after which these will stabilize around this amount. To achieve this result, BRF will require approximately R$ 700 million in investments for the period 2011 - 2013.

Expected synergies are in line with the survey conducted by the Company. However, realization of the synergies will be contingent on the success of the processes to be implemented in the areas of supplies (grains and other raw materials), manufactures, agriculture and logistics as well as the investments.

Rating – Fitch Ratings has assigned a BBB- rating to the Company with stable Outlook (investment grade). Standard & Poor´s has attributed a BB+ rating and Moody’s, Ba1 with a positive Outlook.

Material Fact released on October 27, 2011

The management of BRF – Brasil Foods S.A. (“BRF” or the “Company” – Bovespa: BRFS3; NYSE: BRFS) hereby publicly announces, within the terms of the Instructions by Brazil´s Securities and Exchange Commission (CVM), its estimates for the process of synergies to be obtained from the merger of BRF and Sadia. The synergies before tax and participations is foreseen at around R$ 560 million for 2011. The company has the objective to realize net synergies of about R$ 1 billion per year in the period between 2012-2013 and will stabilize at these levels going forward, which will be achieved with additional gradual investments amounting to approximately R$ 700 million between the period of 2011 to 2013.

The foreseen synergies are in line with the mapping the Company has already undertaken. However, achieving these synergies depends on the successful implementation of the processes in the areas of supply (grains and other raw materials), manufacturing, agribusiness and logistics, as well as the investments which will be carried out to obtain the gains.

As the Company has outlined and approved its Long-Term Strategic Plan – BRF 15 - which foresees organic growth and selective acquisitions on the international market, the Company estimates that it will obtain net sales of around R$ 50 billion in 2015 when the Strategic Plan will be operational.

These expectations are greatly dependent on changes in the market and the general economic performance of Brazil, the sector and the international markets and are, therefore, subject to changes.

Announcement to the Market on November 18 2011

Pursuant to  CVM Instruction 358 of January 3 2002 and Paragraph 4, Article 157 of Law 6.404/76, BRF – Brasil Foods S.A. announces that it has today acquired the company, Heloísa Indústria e Comércio de Produtos Lácteos Ltda., with registered offices in the city of Terenos, state of Mato Grosso do Sul with address at Estrada de Acesso a Colônia Velha, km 0.5, Lot 01, Quadra 02, Zona Urbana, Núcleo Industrial, CEP 79190-000, enrolled in the corporate tax register (CNPJ/MF) under number 11.317.692/0001-12 and state of Mato Grosso do Sul enrollment number 283.560.819.

The total transaction amounts to R$ 122.5 million and includes investments in the acquisition of 100% stake and assumption of respective debt of the company. The company´s main operation involves the production of cheese, having other dairy products as well. Total processing capacity is 600 thousand liters of milk/day. This acquisition is aligned to the BRF’s long-term strategic plan for the dairy segment.

Announcement to the Market on November 25 2011

For the seventh consecutive year, BRF Brasil Foods will be part of the Corporate Sustainability Index (local acronym ISE) of the BM&FBovespa. The index, which will be in force from January 2nd to December 31st, 2012, is comprised of companies which have been outstanding in their high level of commitment to the sustainability of business and of the country. It is worth noting that BRF was the first company from the food sector to be included in the portfolio.

The new portfolio is comprised 51 shares of 38 companies. The chosen companies represent 18 sectors and have a combined market value of R$ 961 billion, equivalent to 43.72% of the total market capitalization of companies listed on the stock market up to November 23rd, 2011. This selection is based on criteria established by the Business School the Getúlio Vargas Foundation (FGV)/ Escola de Administração de Empresas de São Paulo, Fundação Getúlio Vargas (FGV).

Announcement to the Market on November 29 2011

The management of BRF - Brasil Foods S.A. announces its decision to build a margarine plant in the city of Vitória de Santo Antão in the state of Pernambuco. Forecasted investments amount to R$ 140 million and the new plant will have a capacity of 8 thousand tons/month. The unit will occupy a site of 38 thousand square meters in the industrial complex operated by the company in Vitória de Santo Antão, 50 kilometers from Recife, and responsible for the production of industrialized meats.

The project is designed to meet the significant and growing demand in the region with gains in the cost of production and distribution and permitting the company to offer products at competitive prices. Work at the site is expected to begin in January 2012 and startup in operations in January 2013. When operating at full capacity, the plant is expected to create 150 direct and 350 indirect jobs. The company estimates that the unit will be generating annual sales of R$ 450 million by 2015.

Material Fact released on December 08, 2011

1.            The management of BRF – Brasil Foods S.A. (“BRF” – Bovespa: BRFS3; NYSE: BRFS) and of Marfrig Alimentos S.A. (“Marfrig” – Bovespa: MRFG3; ADR Level 1: MRTTY) hereby announce that, pursuant to the provisions of CVM (Brazilian Securities Commission) Instruction No. 358/02, and Paragraph 4 of Article 157 of the Brazilian Corporations Act (Law No. 6.404/76), and in accordance with the provisions of the Performance Commitment Agreement ("TCD") described in the Material Fact disclosed by BRF on July 13, 2011, effective as of this date, a binding agreement was entered into between BRF and Sadia S.A. (“Sadia”), on the one hand, and  Marfrig Alimentos S.A. (“Marfrig”), on the other hand, for the purpose of setting forth the main terms and conditions necessary to complete the transaction described below.

TERMS AND CONDITIONS

2.            According to the terms and conditions set forth in said TCD, BRF/Sadia on the one hand, and Marfrig, on the other hand, have agreed to the exchange:

(a) of the following assets owned by BRF and/or Sadia that are listed in the TCD, as disclosed by BRF on July 13, 2011*: (a1) trademarks and intellectual property rights related to such trademarks; (a2) all assets and rights (including real property, facilities and equipment) related to specified plants; (a3) all assets and rights associated with eight (8) distribution centers; (a4) the productive capacity of the hog slaughtering plant, located in the city of Carambei; (a5) Sadia’s entire interest, whether owned directly and or indirectly, in Excelsior Alimentos S.A. stock, which is equal to a 64.57% interest;

(b) for the following assets owned by Marfrig and/or Quickfood S.A., a subsidiary of Marfrig headquartered in Argentina: (b1) certain assets located in Argentina related to the PATY brand, hamburger market leader in Argentina, including hamburger, cold cuts and vegetables processing sites and one beef slaughtering plant, as well as warehouses and distribution structure; (b2) the trademarks, patents and all other intellectual property related to the processed food brand Paty (and its related brands), Barny and Estancia Del Sur, including all other intellectual property rights related to such brands; (b3) hog farms and rural real property, all located in the State of Mato Grosso; (b4) PATY brand commercial operations in Uruguay and in Chile; and (b5) an additional payment in the amount of  Two Hundred Million Reais (R$ 200,000,000.00), payable according to the terms and conditions to be agreed upon by the parties.

3.            The transaction is subject to changes that may arise from legal, accounting, financial and operational due diligence procedures to be conducted.

4.            The approval, on the part of Marfrig, is conditioned upon the provisions of Marfrig’s shareholders agreement.

CONDITION PRECEDENT

5. The execution of the final agreements and the implementation of this transaction are subject to a condition precedent, which is the assessment by the Administrative Council for Economic Defense (“CADE”), as per the terms and restrictions provided for in the TCD executed on July 13, 2001 by BRF, Sadia and CADE.

ADDITIONAL INFORMATION

6.            The management of both BRF and Marfrig understand that the exchanged assets are of equivalent value.

7.            BRF, Sadia and Marfrig agree to negotiate, in good faith, the measures and actions to be taken in order to determine the best structure for the implementation of the transaction described in this document. The management of both BRF and Marfrig will keep the market informed of developments pertaining to the present matter.

Material Fact released on February 09, 2012

BRF – Brasil Foods S.A. (“BRF” – Bovespa: BRFS3; NYSE: BRFS) hereby announces, pursuant to the provisions of CVM (Brazilian Securities Commission) Instruction No 358/02 and Paragraph 4 of Article 157 of the Brazilian Corporations Act (Law No. 6.404/76), that the Company's management at the Board Meeting held on 02.09.2012 has decided that the wholly-owned subsidiary Sadia S.A. will be incorporated into its Parent BRF – Brasil Foods S.A. in 2012, in accordance to the following:

1.                  Purpose of the Merger

1.1.              BRF holds all shares that represent the capital stock of Sadia S.A;

1.2.              Expected date of the merger  12.31.2012.

1.3.              The merger is part of the reorganization which started with the business combination between the two companies in 2009. Its main purpose is to accomplish the full integration of the BRF and Sadia businesses, seeking to maximize synergies and to rationalize activities, with consequent reductions in administrative and operating costs and increased productivity.

2.                  Effects of Deliberation

2.1.              In compliance with the CPC 24 (Subsequent Events - IAS 10), and CPC 32 (Income Taxes - IAS 12), the decision to merge Sadia into BRF results in losses  of approximately R$215 million in the fiscal year of 2011 related to a valuation allowance for deferred income tax and social contribution over tax losses and negative base of social contribution on net income, which will not be utilized after the merger. The above value reflects Management's current best estimate.. The final value of the impact of the Sadia merger into BRF will be determined on December 31, 2012.

2.2.              The above provision shall not affect the value of the proposed dividends for the fiscal  year 2011, and its distribution through interest on equity.

2.3.                The administrative, operational, tax and legal savings and other synergies, as well as the total cost of the merger (including publications, reports, auditors, appraisers, consultants and lawyers) are being assessed by BRF and Sadia.

3.                  General Information

3.1.        Since 100% of the shares that represent the capital of Sadia are the property of BRF, there will be no change to BRF equity, or determination of  exchange ratio which may be subject to comparison and/or the right to withdraw.

3.2.        With the merger, Sadia will cease to operate and its shares will be duly cancelled, in accordance with Article 226 of the Corporation Act, without any BRF shares being granted in lieu of shareholders rights.

3.3.        This decision of the Board shall be timely submitted to the Shareholders' Meeting according to legal provisions.

Announcement to the Market on February 14 2012

In accordance with the terms of CVM Instruction 358, of January 03, 2002 and section 4, article 157 of Law 6,404/76, and in line with the announcement to the market made on May 31, 2011, Brasil Foods S.A. (BRF) announces that it has established a joint venture with Dah Chong Hong Limited, aimed at gaining access to the Chinese distribution market, engaging in local processing, developing the Sadia brand in China, and reaching retail and food service channels in continental China, Hong Kong and Macau.

Dah Chong Hong, Limited (DCH), incorporated in 1949, is a wholly owned subsidiary of Dah Chong Hong Holdings Limited (DCHH), which is a business conglomerate whose shares are listed on the Hong Kong Stock Exchange since 2007 (01828.HK). DCH is one of the largest distributors of automobiles, food and consumer products in China and Hong Kong, with infrastructure for distributing chilled and frozen food. Its operations span the markets of Mainland China, Hong Kong and Macau, and the company pursues excellence in its products and service provision. DCHH is currently owned as to approximately 55.9% by CITIC Pacific Limited (a public company listed on the Hong Kong Stock Exchange and ultimately owned as to approximately 56.7% by CITIC Group Corporation, a state-owned company incorporated in the People’s Republic of China).

The 50:50 joint venture between BRF and DCH covers both in natura and processed products, and the joint venture will focus on overall capability building and the relevant business operation in local market, including sales, importation, procurement of products, customer clearance and trade marketing. The joint venture’s leadership will be shared, with the same number of representatives from both companies on its Board of Directors and Executive Committee.

BRF will focus on production, technical support and marketing for the products to be sold by the joint venture. Meanwhile, DCH will concentrate on supply chain and distribution operations, processing and packaging services, and various kinds of operation support during the initial transitional phase.

It is estimated that the joint venture will sell volumes of more than 140,000 metric tons and have revenues of approximately US$450 million in the first year, and investment will be made in its working capital.

Material Fact released on March 20, 2012

1. The Management of BRF – Brasil Foods S.A. ("BRF" - Bovespa: BRFS3; NYSE: BRFS) and Marfrig Alimentos S.A. ("Marfrig" - Bovespa: MRFG3; ADR Level 1: MRTTY) hereby announce that, pursuant to the provisions of CVM (Brazilian Securities Commission) Instruction No. 358 of January 3, 2002 and Paragraph 4 of Article 157 of the Brazilian Corporations Act (Law No. 6404 of December 15, 1976, and in addition to the Notice of Material Fact released by BRF and Marfrig on December 8, 2011, that on this date, the Asset Exchange Contract and Other Covenants ("Exchange Contract") was entered into between BRF, Sadia S.A. ("Sadia" and, together with BRF, "BRF Parties") and Sadia Alimentos S.A. ("Sadia Alimentos") on one side and Marfrig, whose main object is to establish the terms and conditions for the transaction described below.

TERMS AND CONDITIONS

2. According to the terms and conditions set forth in the Exchange Agreement, the BRF Parties, on one hand, and Marfrig, on the other, agree to exchange:

(a) of the following assets owned by the BRF Parties referred to in the Performance Commitment Agreement ("TCD") described in the Notice of Material Fact published by BRF on July 13, 2011: (a1) trademarks and intellectual property rights related to such trademarks; (a2) all assets and rights (including real property, facilities and equipment) related to specified plants, (a3) all assets and rights associated with eight (8) distribution centers, (a4) the hog slaughtering plant located in the city of Carambeí, by conclusion of the lease with the option to purchase Marfrig, (a5) the BRF stock described in the Exchange Agreement relating to the assets above (a6) all contracts with integrated producers to ensure Marfrig maintains the same levels of supply for BRF and/or Sadia, (a7) the entire stake held by Sadia, directly and indirectly, equivalent to 64.57% (sixty-four point five seven percent) of capital stock of Excelsior Alimentos S.A.;

(b) the following assets owned by Marfrig: (b1) the entire equity interest held either directly or indirectly by that company, equivalent to 90.05% (ninety point zero five percent) of the capital of Quickfood S.A. ("Quickfood"), a company based in Argentina, (b2 ) the payment of additional amount of R$ 350,000,000.00 (three hundred and fifty million reais), of which R$ 100,000,000.00 (one hundred million reais) will be paid between June and October 2012 and the remainder of the amount of R$ 250,000,000.00 (two hundred and fifty million reais) will be paid in 72 (seventy-two) monthly installments, with interest at market rates.

3. Additionally, after the lease period, there shall be the amount of R$ 188,000,000.00 (one hundred eighty-eight million reais) in consideration to exercise the option to buy the pork plant located in the City of Carambeí, leased to Marfrig by BRF, if that option is exercised by Marfrig.

4. Regarding Quickfood, Marfrig is forced to adopt all necessary measures to segregate the food processing activity (the object of the exchange) from the slaughterhouses activity (which will remain with Marfrig).

5. The fulfillment of the transaction is subject to condition precedents set by the parties in the Exchange Agreement which will allow completion of the business up to June 1, 2012.

CONDITION PRECEDENT

6. Transaction implementation is subject to the condition precedent, which is the manifestation of the Administrative Council for Economic Defense ("CADE"), in the sense that once the transaction described above is implemented in the manner set forth in the Exchange Agreement, it represents fulfillment by BRF and Sadia of the obligations assumed by them in the TCD.

ADDITIONAL INFORMATION

7. The management of both BRF and Marfrig will keep the market informed of developments pertaining to the present matter.

Announcement to the Market on May 27 2012

BRF - Brasil Foods S.A. (“BRF”) announces that today priced an international offer of 10 (ten) year bonds in the total amount of US$ 500 million (the “Bonds” and the “Offer”).

The Bonds, due to mature in June 06, 2022, will be issued with a coupon of 5.875% per year (yield to maturity 6.0%), payable semi-annually beginning on December, 06 2012.

The Bonds will be guaranteed by BRF and Sadia S.A. (“Sadia”) will be senior unsecured obligations of the Issuer, of BRF and of Sadia and rank pari passu with all other obligations of BRF and Sadia of a similar nature.

BRF intends to use the proceeds of the Offer to extend its debt maturity profile as well as for general corporate purposes.

The Bonds have not been and will not be registered with the Brazilian Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários - CVM) nor under the U.S. Securities Act of 1933, as amended, or the “Securities Act”, and may only offered in the United States of America on the basis of exemption from the applicable registration. The Bonds are being sold exclusively to qualified institutional investors, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Bonds were submitted for registration on the Luxembourg Stock Exchange for trading on the Euro MTF Market and are subject to approval by the same.

This announcement does not constitute an offer to sell Bonds nor a request for offers to purchase the Bonds, nor should there take place any sale of these Bonds in any state or jurisdiction in which such Offer is prohibited, according to the securities laws of that state or jurisdiction.

Code of Ethics and Conduct

MESSAGE OF ADMINISTRATION

In releasing this updated Code of Ethics and Conduct, destined to all employees and administrators of BRF Brasil Foods S.A. and its subsidiaries, whatever their positions in the hierarchy, including Board, Fiscal Council and Committee Members, our aim is to preserve and strengthen BRF’s institutional image and help us achieve the highest ethical standards in completing our mission and realizing our vision.

In order to consolidate BRF’s position and honor our commitments in line with the organization’s vision and values, we must adopt a management standpoint based on teamwork, continuous learning, flexibility and speed in decision-making and concepts and guidelines compatible with the operation of a global enterprise.

BRF’s Code of Ethics and Conduct is both a working tool and a moral guide. Our expectation is that these values and guidelines will be incorporated into the professional activities of all administrators and staff working for BRF Companies, and thereby create a sustainable, honest and fair business environment.

Nildemar Secches                                                                                                 José Antônio do Prado Fay

Chairman of Board of Directors                                                                       CEO of BRF

1.    OBJECTIVE AND SCOPE

This Code of Ethics and Conduct sets forth values, principles and guidelines as a basis for the decisions and conduct of all administrators, board members and employees of BRF Companies, and is also applicable to all other parties involved, such as suppliers in general, customers, shareholders and direct or indirect subsidiary companies, in line with governance policy and sustainability guidelines.

2.    VALUES AND PRINCIPLES

We will conduct our business in compliance with ethical principles based on consistency, transparency and integrity, showing due respect for people, the law and society in general, with the aim of fulfilling our social role.

The values forming the basis of how we do business are:

▪     Integrity as the foundation of any relationship;

▪     Focus on the Consumer as a fundamental ingredient to our success;

▪     Respect for People in order to build up our strength;

▪     Personal Development, essential to sustain the growth;

▪     High Performance as our constant goal;

▪     Quality in our products and Excellence in our processes;

▪     Spirit of Innovation as a constant factor;

▪     Sustainable Development;

▪     Global Vision, Local Action; and

▪     Commitment to Diversity and embracing differences.

 3.   MANAGEMENT POLICY

The BRF management system is oriented towards ensuring the economic growth of our organization, while maintaining product and service quality standards in harmony with environmental requirements, and thereby promoting sustainable development and all-round social efficiency.

In addition to the above-mentioned guiding principles, the organization’s management process will also take account of business sustainability, yielding appropriate returns for shareholders and society alike, based on the following principles:

▪     Supplying top quality products and services to our customers;

▪     Management methods oriented towards operational excellence, focused on results and continuous improvement;

▪     Sustainable use of natural resources and controlling the environmental impact of our operations using world-class prevention systems;

▪     Appropriate human resource management to foster excellent relationships and performance, highly-motivational working environments and high standards of health and safety;

▪     Trained, committed personnel with the ability to act effectively in line with the organization’s strategies;

▪     Compliance with the legislation, norms and commitments formally assumed by the Company and its administrators;

▪     Development and application of technologies to guarantee innovation, productivity, competitiveness and operational excellence;

▪     Ethical relations and smooth, transparent communications with all stakeholders.

4.    RELATIONS GUIDELINES

By the guidelines described below, BRF seeks to strengthen corporate governance best practices and to keep transparency and efficiency in the relations with its shareholders, employees, government bodies and suppliers, among others.

4.1.  Shareholders and Investors

BRF implements corporate governance best practices for shareholders and investors, ensuring equal access to information on Company activities and performance.

Relations with shareholders, investors and analysts are based on transparent, accurate and timely communication, providing information access to all stakeholders through especially-appointed and authorized administrators and staff who are strictly bound by the guidelines in the “Policy on Disclosure of Material Acts or Facts and Trading of Securities” document in force.

Information on projects, business and results not yet made public shall be appropriately controlled and kept confidential, especially information that could affect the Company’s share price and influence investment decisions.

4.2.  Employees

BRF employees are required to act in accordance with standards of conduct that reflect their personal and professional integrity, and to comply with the guidelines and principles laid down in this Code of Ethics and Conduct, disseminating them and ensuring that they are enforced in the working environment.

Employee admission and promotion processes will be based on technical capability, professional experience and skill in integrating into work groups, ensuring equality of opportunity for all.

BRF will not tolerate any prejudice or discrimination relating to race, color, creed or life philosophy, civil status, gender, religion, origin, age, sexual orientation, political ideology, physical or mental disability and the like, in the hiring and promotion of its employees, who should satisfy the technical requirements and profile for the position, maintaining a working environment that respects the dignity of all employees and enabling the professional growth free of any kind of discrimination.

In the interests of good professional conduct, abusive behaviors that lead to an environment of intimidation and constraint, including actions, insinuations or attitudes that harm the dignity, physical or psychical integrity of persons, and any act that could be construed as sexual or moral harassment among colleagues, regardless of position within the hierarchy, shall not be tolerated.

In the exercise of their duties, BRF employees should comply with the safety rules, seeking to identify and rectify unsafe conditions and behaviors, and preserving their physical integrity and that of their colleagues.

BRF information resources are assets that require protection and special use since they are working tools and each user is responsible for enforcing and complying with the Company’s Information Security Policy, on pain of the penalties laid down for improper use.

4.3.  Customers and Consumers

BRF shall take steps to identify the needs of and offer quality products to its customers and consumers, surpassing expectations in terms of efficiency, reliability and technical innovation.

Relations shall be based on ethical principles, with strict regard to transparency in corporate operations, efficient and courteous service, a commitment to customer satisfaction, and receptiveness and appropriate responses to criticisms and suggestions.

4.4.  Suppliers

Relations with suppliers will generally be conducted to satisfy the interests of BRF, without offering any concessions or receiving any benefits relating to the purchase of products or services.

The development and selection of  suppliers, service providers and integrated partners shall be based impartially on objective technical, professional and ethical criteria, as well as compliance with the legal, labor-related and environmental requirements. Preference shall be given to parties who show social responsibility and commitment to the social and community transformation initiatives embraced by BRF.

The receipt of commissions, gifts and privileges in the purchase of goods and services creates conflicts of interest and harms the public image of BRF. It will therefore not be tolerated, exception made to promotional gifts within the limits provided for by item 5.3.

The acceptance of travel facilities and favors offered by suppliers, service providers and customers for visits and participation in events of technical nature is conditioned upon the approval of the relevant Presidency or Vice-Presidency.

4.5.  Trade Unions, Associations and Related Bodies

BRF recognizes legally-constituted bodies and the important role they play in setting up processes for dialoging and reaching agreement, with due regard to the legislation in force, the ethical principles in this Code and sound market practices.

Full negotiations based on respect, responsibility and transparency will be conducted with trade union organization representatives to reconcile interests in an honest way, allowing freedom and independence and barring any attitudes that discriminate against trade union ideology.

4.6.  Local Communities and the Environment

BRF’s productive activities will be conducted in a manner consistent with its commitment to conserving the environment and the quality of life of its employees and local communities, keeping the channels of communication and dialog open, and controlling the impacts of its widely-varying activities.

The Company will adopt corporate norms of environmental management to establish standards and guidelines that determine how all units implement BRF Environmental Policy.

To ensure that its environmental policy is effective, BRF will promote and practice the rational use of natural resources and renewable energy. By this policy our aim is the conservation of non-renewable resources, and the increase of the use of renewable energy, materials recycling, as well as the reduction of solid waste production and polluting gas emissions, which contribute to the greenhouse effect.

BRF is committed to sustainable development and ecosystem conservation and will take all the steps necessary to achieve these objectives.

4.7.  Party Political Activities

Making contributions to or manifesting support for political parties in the name of the Company without the due authorization of the Executive Board is not allowed.

Free association with political parties is permitted, and constraints of any kind in respect of political ideology are prohibited. It should be noted that BRF employees are expected to conduct their political activities in their own names, making no reference to the Company.

Employees who stand as candidates for elective office shall take leave of absence  for 60 days during the period prior to the vote and not conduct electoral campaigns on Company premises. They are not allowed to use their positions or the Company name for promotional purposes and persuading electors.

Access to the Company’s premises for candidates to any elective office, whether employees or not, shall be allowed only by prior authorization from the appropriate Vice-Presidency.

4.8.  Government and Regulatory Agencies

BRF will respond to requests from Government and Regulatory
Agencies in a prompt manner, supplying the information requested after orientation from Corporate Affairs.

No benefits or advantages of any kind shall be offered to public officials because of their job or position, keeping relations within the bounds determined by ethical principles based on transparency and social responsibility.

Our employees are instructed in transparent practices, in compliance with the ethical principles in the Code, and in how to conduct relations and communicate with public agencies and the competent government authorities.

4.9.  Press

All Company information to be disclosed to the press shall be accurate and transparent, in accordance with ethical principles and in conformity with the legislation in force, and disclosed by especially appointed and authorized administrators and staff, so as to maintain a relationship of trust with the media and preserve the Company’s public image. The Corporate Affairs section must always be involved in communications with the press and subjects must be agreed on with the appropriate corporate sections.

4.10. International Community

BRF is present in a number of countries with different business practices and norms.

We respect the legislation in force and the cultural diversity of the countries in which we exercise our activities, in line with best market practices, expanding our business operations in a responsible manner.

We encourage the integration of and respect for different cultures and believe that diversity provides a competitive edge in our business.

4.11. Alcohol, Drugs and Weapons Possession

The use, possession and sale of alcoholic drinks or illegal drugs in working period is prohibited. People under the influence of such substances should not remain on Company premises.

Carrying weapons of any kind on Company premises is also not allowed,except on cases with express authorization, subject to the nature of the activity performed within the Company.

5.  CONFLICT OF INTEREST GUIDELINES

Conflicts of interest occur in any situation in which accommodating the claims of the employee, administrator or board member could directly or indirectly have an adverse impact on the interests of the Company or its customers, suppliers and shareholders.

BRF is careful to ensure that these kinds of situations do not arise. However, where there is a real or potential conflict of interest, this should be immediately brought to the attention of those in positions of authority. Further clarification and guidance is given in the relevant in-house Organizational Standard.

5.1.  Duties of Administrators and Employees

BRF expects its administrators and employees to be fully dedicated to their work and efforts to promote the Company’s interests, honest in their business dealings and effective in ensuring that Company information is kept confidential.

The following are examples of conflicts of interest and conduct that is unacceptable, to be avoided by all concerned:

▪ Pursue activities outside the Company that are in conflict with Company interests;

▪ Participating, whether directly or indirectly via an intermediary, in the ownership or as an associate or administrator of a company which has business relations with BRF;

▪ Using Company employees, assets or services for personal gain or to benefit third parties;

▪ Contracting service providers for the Company for personal reasons, when the individual hiring such services has a position that could influence purchase decisions; and

▪ Using your position within the Company to obtain personal advantages for yourself or others in relation to financial or commercial organizations that do business with the Company.

▪ Disclosing confidential or privileged information to which you have access, even after leaving the Company;

▪ Improperly transferring to other staff members or authorizing them to use your password for accessing Company systems;

▪ Using Company equipment, resources and electronic systems (email, internet, etc.)  for unauthorized purposes, contrary to in-house policy and practices.

        5.1.1. Kinship among BRF Employees

Direct hierarchical links are not permitted between relatives up to the second degree (father, mother, parent-in-law, grandparent, spouse, son/daughter and grandchild), collaterally between relatives up to the third degree (sibling, brother/sister-in-law, aunt/uncle and niece/nephew) and by affinity (father-in law, mother-in-law, son-in-law, daughter-in-law, stepfather, stepmother, stepson, stepdaughter, brother-in-law, sister-in-law).

The hiring of relatives by any means other than the selective process implemented by Human Resources is not allowed.

5.2.  Trading of Securities

In compliance with the legislation applicable, BRF’s Policy on Disclosure of Material Acts or Facts and Trading of Securities specifies periods during which the trading of its shares and securities is not allowed, and this must be strictly adhered to by employees, administrators and Fiscal Council members of the Company and its main shareholders.

During periods when trading is legally prohibited, special attention shall be paid to cases in which privileged information is accessible on the basis of position within the Company, in conformity with the requirements of Instruction CVM nº 358/2002, issued by the Brazilian Securities and Exchange Commission.

5.3.  Gifts, Donations and Sponsorship

Employees and administrators of BRF are not allowed to offer or receive travel facilities, gifts or any kind of favor from suppliers in general, competitors, etc. exceeding in the year the value of one minimum wage in Brazil and US$ 300.00 (three hundred US dollars) in other countries.

Sponsorship and donations must be consistent with the institutional and market-related interests of BRF, enhancing the Company’s corporate image and taking account of the benefits to the community. They are subject to the approval of the Executive Board or Vice-Presidency, according to the competence.

5.4. Related-Party Transactions

BRF Companies activities shall comply with the standards of honesty and transparency. Related-party Transactions, including transactions with direct or indirect subsidiary companies shall secure substantial and procedural honesty, by compliance with a previously established set of rules for trading processes applicable to such transactions, and such rules of conduct shall be duly informed to the market.

Transactions by individuals that, by virtue of their influence, job or position, with  BRF or a business under its control, that could, according to the law, characterize a Related-party Transaction, deserve special treatment.

Transactions of this kind shall comply with internal rules as well as with the general market rules.

5.5.  Information Security and Intellectual Property

Administrators and employees shall not pass on confidential information to third parties without the Company’s permission (Vice-Presidency), whether this information relates to BRF intellectual property or that of its suppliers and customers, except if requested by government and regulatory agencies, after previous and written approval by the Legal Department.

This covers industrial secrets, processes, products, brands, formulas, technologies, know-how, inventions, improvements, systems, copyright, etc. and includes:

▪     Disclosing or using privileged and/or relevant company information for personal gain or to benefit a third party;

▪     Publicizing unofficial information of any kind;

▪     Facilitating access to confidential documentation, such as leaving documents open to view on desks or copiers;

▪     Giving talks, holding seminars or writing academic studies on the Company’s processes and business without authorization from senior management and collaboration with Corporate Affairs; and

▪ Improper use of the Company’s brands and logos.

 6.  FINANCIAL INFORMATION AND ACCOUNTING RECORDS

BRF uses appropriate accounting and internal control systems for faithfully reflecting the situation regarding the Company’s assets, finances and results.

BRF complies with International Financial Reporting Standard (IFRS) and the prevailing legislation in preparing its records and financial statements, which are regularly submitted to the regulatory agencies (Brazilian Securities and Exchange Commission (CVM) and U.S. Securities and Exchange Commission (SEC)) within the deadlines laid down by law, with internal controls on its accounting practices and auditing in conformity with corporate governance best practices and the Sarbanes-Oxley Act (SOX).

7.  ETHICS AND CONDUCT MANAGEMENT AND DEVELOPMENT

BRF is concerned to ensure that all aspects of its Code of Ethics and Conduct are applied. The Company provides guidance for its employees in the form of talks, posters and HR releases so that they satisfy the requirements and comply with the ethical principles in this code.

7.1.  Sanctions/Penalties

Those who infringe the Code of Ethics shall be subject to disciplinary measures and/or penalties, based on the Companies internal rules and on labor, civil and criminal legislation, as is the case.

7.2. Channels for Communicating Infringements and Making Complaints and Suggestions

BRF has appropriate channels for communicating infringements and making complaints and suggestions for effectively enforcing the Code of Ethics and Conduct, as well as to comply with the requirements of the Sarbanes-Oxley Act.

Infringements should be communicated if an employee or third party has knowledge of information or concrete facts that are benefitting someone to the detriment of others or the Company itself, or behavior that contravenes the Code of Ethics and Conduct.

Violations of the ethical principles and guidelines in the Code can be notified to the Channels for Communicating Infringements, e-mail: denuncia@brasilfoods.com, and Telephones: National DDG 0800-702-7014 and International 55-11-3466.8510.

Communication of Infringements relating to issues contemplated by the Sarbanes-Oxley Act, related to possible irregularities or inaccuracy in the accounting records,  internal controls of accounting nature and audit matters are to be forwarded directly to the Company's Audit Committee, at the e-mail address comitedeauditoria@brasilfoods.com, or by regular mail addressed to :

Audit Committee/ Comitê de Auditoria da BRF - Brasil Foods;

Rua Hungria, 1.400, 5th Floor;

CEP 01455-000, São Paulo - SP - Brazil.

All Company employees and administrators are expected to ensure that the Code of Ethics is adhered to and notify any instances of inappropriate conduct. The anonymity of the informant and confidentiality of the case will be guaranteed. Retaliation against informants, whether employees or third parties, will not be tolerated.

Communications received by Managers or Administrators must be immediately forwarded to the Channels for Communicating Infringements or directly to the Audit Management.

Every attempt has been made to cover the majority of types of conduct in this Code, but it is not exhaustive and should be revised and adapted as circumstances change and new situations arise.

8.   APPROVAL, DURATION AND PUBLICATION

This Code was approved by the Board of Directors at the meeting held on 02.09.2012, and will take effect as from the date of publication, superseding the previous version published on 12.17.2002.

The Code will be widely disseminated throughout the BRF workforce, including employees, administrators, the BRF Fiscal Council, and among suppliers, service providers, integrated partners and all parties associated in any way with the Company.

It is available on the Company’s website at www.brasilfoods.com/ir  and in the Corporate Governance Module on the Intranet.

9.   ATTACHMENTS

9.1. Model: Statement of Commitment

Statement of Commitment to the BRF-Brasil Foods S.A. Code of Ethics and Conduct

I, ........................................................................................................, employee code nº ............................, member of the BRF workforce, hereby declare that:

1.            I have received a copy of the “BRF Code of Ethics and Conduct” for members of the BRF workforce;

I am fully aware of the content of said Code, am in full agreement with its standards and undertake to faithfully comply with it in all my activities for the duration of my contract and professional relationship with BRF Group Companies and after leaving my post with BRF, as set forth in the Code; and

2.            I am aware that the Internal Auditing, Human Resources and Legal departments will examine infringements of the Code and propose applicable administrative sanctions to the competent bodies.

City, State, ........../.............../  2012

Signature

 9.2.  Glossary

▪ Shareholder: a person holding shares in a limited company.

▪ Administrators: members of the Executive Board, the Board of Directors or Board Advisory Committees.

▪ Company/Companies/BRF: BRF Brasil Foods S.A and its Subsidiaries

▪ Suppliers: suppliers of materials, raw materials and services, transport companies and integrated partners.

▪ Moral harassment: any repeated abusive conduct consisting of words, acts, gestures and text that could harm an individual’s personality, dignity or physical and mental integrity.

▪ Sexual harassment: constraining behavior on the part of a superior, aimed at obtaining sexual favors, as a condition of the employment, job or position.

▪ Local communities: communities in which the Company’s physical facilities are located or in which the Company exercises its business activities.

▪ International community: group of  countries and organizations with which the Company has relations by virtue of its international operations and business.

▪ Conflict of interests: any situation in which a person is not impartial in relation to the matter in question and could influence or take decisions motivated by interests that conflict with those of the Company.

▪ Board Members: members of the Board of Directors or Audit Committee.

▪ Privileged information: data and information entrusted to the Company and declared confidential by customers, suppliers and partners, and information of interest and relevant to the Company, as well as information that the capital market considers important in deciding whether to buy or sell securities, including but not limited to the following: information of a commercial, technical or strategic nature; information on employees, self-employed persons, consultants, service providers, representatives and agents, as well as any copies or records of this information, whether verbal or written, contained on any physical medium, and that has been directly or indirectly supplied or disclosed to members of the Company, relating to it, its subsidiaries, associate companies, wholly-owned subsidiaries, shareholders, customers, service providers; information on financial situations, forecasts, performance outlooks and the like, used by the Company’s administration, and which should be confined to this area and the signatories of relevant outside confidentiality agreements, if any, until officially disclosed, where applicable.

▪ Members of the workforce: all administrators, board members, employees, suppliers, integrated partners, shareholders, service providers and trainees.

▪ Related Parties (transactions with): natural persons or legal entities with which the company engages in the purchase, sale, loan or borrowing, remuneration, service provision or use, conditions of operation, giving or receiving on a sale or return basis, paying up capital, exercising options, distributing profits, etc., under conditions that are not those of commutative property and independence that characterize transactions with third parties alien to the company, to its management control or to any other area of influence.

▪ Public authority: any government agency, authority or entity.

▪ Intellectual property: inventions, literary and artistic works, symbols, names, images, drawing and models used.

▪ Subsidiaries: companies in which the majority share of the equity is held by a parent company which holds majority voting rights for quotaholder deliberations or at general meetings and  has the power to elect the majority of administrators.

8. ECONOMIC GROUP OF THE COMPANY

8.1. Description of the Company’s Economic Group

                a. direct and indirect controlling shareholders

                b. subsidiaries and affiliates

                c. Company’s ownership interests in the group companies

                d. group companies’ ownership interests in the Company

                e. companies under common control

The control of the company is diffuse, so there are no direct or indirect controllers. The equity position of shareholders that are part of the agreement of votes and/ or owning more than 5% of voting on 03.31.2012 is as follows:

Shareholders	Common Shares	%
Major Shareholders	302,882,116	34.72%
Previ[1]	111,519,618	12.78%
Petros[1]	89,500,982	10.26%
Sistel[1]	11,726,232	1.34%
Valia[1]	16,671,890	1.91%
FPRV1 Sabiá[2]	3,474,904	0.40%
Tarpon Investimentos	69,988,490	8.02%
Board of Directors	11,786,186	1.35%
Executive Board	116,910	0.01%
Fiscal Council	0	0.00%
Treasury Shares	3,012,142	0.35%
Other Shareholders	554,675,892	63.58%
	872,473,246	100.00%
Outstanding shares in the market	554,675,892	63.58%

(1) The pension funds are controlled by employees participating in the respective companies.
(2) investment fund held exclusively by the Foundation for Assistance and Social Welfare of BNDES-FAPES. Common shares currently held by this fund are tied to a voting agreement signed by the Pension Funds.

Subsidiary		Main activity	Country	12.31.11	12.31.10
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.		Industrialization and commercializations of products	Brazil	99.99%	99.99%
PDF Participações Ltda.		Holding	Brazil	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.		Industrialization and commercializations of products	Brazil	0.01%	0.01%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of owned real state	Brazil	65.49%	65.49%
Establecimiento Levino Zaccardi y Cia. S.A.		Processing of dairy products	Argentina	10.00%	10.00%
Avipal S.A. Construtora e Incorporadora	(a)	Construction and real estate marketing	Brazil	100.00%	100.00%
Avipal Centro-oeste S.A.	(a)	Industrialization and commercializations of milk	Brazil	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Processing of dairy products	Argentina	90.00%	90.00%
UP! Alimentos Ltda.		Industrialization and commercializations of products	Brazil	50.00%	50.00%
Perdigão Trading S.A.	(a)	Holding	Brazil	100.00%	100.00%
PSA Laboratório Veterinário Ltda		Veterinary activities	Brazil	12.00%	12.00%
PDF Participações Ltda.		Holding	Brazil	99.00%	99.00%
Heloísa Ind. e Com. de Produtos Lácteos Ltda.	(i)	Industrialization and commercializations of milk	Brazil	100.00%	-
Perdigão Export Ltd.	(g)	Import and export of products	Cayman Island	-	100.00%
Crossban Holdings GmbH		Holding	Austria	100.00%	100.00%
Perdigão Europe Ltd.		Import and commercialization of products	Portugal	100.00%	100.00%
Perdigão International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
BFF International Ltd.		Unrestricted activities	Cayman Island	100.00%	100.00%
Highline International	(a)	Unrestricted activities	Cayman Island	100.00%	100.00%
Perdigão UK Ltd.	(j)	Marketing and logistics services	United Kingdom	-	100.00%
Plusfood Germany GmbH		Import and commercialization of products	Germany	100.00%	100.00%
Perdigão France SARL		Import and commercialization of products	France	100.00%	100.00%
Plusfood Holland B.V.		Administrative services	The Netherlands	100.00%	100.00%
Plusfood Groep B.V.		Holding	The Netherlands	100.00%	100.00%
Plusfood B.V.		Import and commercialization of products	The Netherlands	100.00%	100.00%
Plusfood Wrexham		Import and commercialization of products	United Kingdom	100.00%	100.00%
Plusfood Finance UK Ltd.	(c)	Financial fund-raising	United Kingdom	-	100.00%
Plusfood Iberia SL		Marketing and logistics services	Spain	100.00%	100.00%
Plusfood Italy SRL		Import and commercialization of products	Italy	67.00%	67.00%
BRF Brasil Foods Japan KK		Import and commercialization of products	Japan	100.00%	100.00%
BRF Brasil Foods PTE Ltd.		Marketing and logistics services	Singapore	100.00%	100.00%
Plusfood Hungary Trade and Service LLC		Import and commercialization of products	Hungary	100.00%	100.00%
Plusfood UK Ltd.		Marketing and logistics services	United Kingdom	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH	(b)	Holding	Austria	100.00%	100.00%
Xamol Consultores Serviços Ltda.	(a)	Import and commercialization of products	Portugal	100.00%	100.00%
BRF Brasil Foods Africa Ltd.		Import and commercialization of products	South Africa	100.00%	100.00%
Sadia Chile S.A.	(e)	Import and commercialization of products	Chile	40.00%	-
Sadia S.A.		Industralization and commercialization of products	Brazil	100.00%	100.00%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00%	100.00%
Sadia Alimentos S.A.	(f)	Import and commercialization of products	Argentina	-	5.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	60.00%	60.00%
Sadia Alimentos S.A.	(f)	Import and commercialization of products	Argentina	-	95.00%
Sadia U.K. Ltd.		Import and commercialization of products	United Kingdom	100.00%	100.00%
Concórdia Foods Ltd.	(d)	Import and commercialization of products	United Kingdom	-	100.00%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of owned real estate	Brazil	34.51%	34.51%
Estelar Participações Ltda.	(j)	Holding	Brazil	-	99.90%
Athena Alimentos S.A.	(k)	Industrialization and commercialization of commodities	Brazil	99.99%	99.90%
Estelar Participações Ltda.	(j)	Holding	Brazil	-	0.10%
Sadia Overseas Ltd.		Financial fund-raising	Cayman Island	100.00%	100.00%
Sadia GmbH		Holding	Austria	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	100.00%	100.00%
Sadia Foods GmbH		Import and commercialization of products	Germany	100.00%	100.00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	10.00%	10.00%
Qualy B.V.	(b)	Import and commercialization of products	The Netherlands	100.00%	100.00%
Sadia Japan KK		Import and commercialization of products	Japan	100.00%	100.00%
Badi Ltd.		Import and commercialization of products	Arab Emirates	100.00%	100.00%
Al-Wafi		Import and commercialization of products	Saudi Arabia	75.00%	75.00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	90.00%	90.00%
Baumhardt Comércio e Participações Ltda.		Holding	Brazil	73.94%	73.94%
Excelsior Alimentos S.A.		Industralization and commercialization of products	Brazil	25.10%	25.10%
Excelsior Alimentos S.A.		Industralization and commercialization of products	Brazil	46.01%	46.01%
K&S Alimentos S.A.		Industrialization and commercialization of products	Brazil	49.00%	49.00%
Sadia Alimentos S.A.	(f)	Import and export of products	Argentina	100.00%	-
Avex S.A.	(h)	Industrialization and commercialization of products	Argentina	70.70%	-
Flora Dánica S.A.	(h)	Industrialization and commercialization of products	Argentina	100.00%	-
Flora San Luis S.A.	(h)	Industrialization and commercialization of products	Argentina	100.00%	-
GB Dan S.A.	(h)	Industrialization and commercialization of products	Argentina	100.00%	-

a) Dormant subsidiaries.

(b) The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment of R$1,588 (R$616 as of December 31, 2010), and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in The Netherlands, and the amount of this investment, as of December 31, 2011 , is represented by a net capital deficiency of R$9,363 (R$8,913 as of December 31, 2010), the purpose of these two subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey import quotas.

(c) Company´s activities were terminated in February 2011.

(f) Exchange of capital interest between group, companies occurred in September 2011.

(d) Company´s activities were terminated in July 2011.

(g) Company´s activities were terminated in October 2011.

(e) Acquisition of remaining non-controlling interest in September 2011 which represents 40% of the capital.

(h) Acquired in October 2011.

(i) Acquired in from December 2011.

(j) Company´s activities were terminated in December 2011.

(k) The name of Sadia Industrial S.A. was changed to Athenas Alimentos S.A.

8.3. Restructuring transactions carried out in the group in the previous three fiscal years and in the current fiscal year

Date of transaction	03/31/2010
Transaction	Shares Split
Description

On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR. The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR. This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors.

As a result, Capital Stock subscribed for and paid up of R$12,553,417,953.36 represented by 872,473,246 common shares, all book entry and with no par value.

Date of transaction	03/31/2010
Transaction	Incorporation
Description	In the shareholder´s meeting held on March 31, 2010,the merger of the subsidiaries Avipal Nordeste SA and HFF Holdings SA were authorized, with the consequent extinction of the merged companies.

Date of transaction	03/31/2010
Transaction	Alteration in the Bylaws
Description

On March 31, 2010, we amended our bylaws to increase our authorized share capital to 1,000,000,000 common shares. As a result, our share capital may be increased up to that number without an amendment to our bylaws, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders.

Date of transaction	08/20/2009
Transaction	Capital Stock Increase
Description

On August 20, 2009, the Board of Directors, within the limit of the authorized capital, in connection with the exercise of the option to purchase additional shares exercised by lead underwriter, in the amount of 17,250,000 common, nominative, book-entry shares, with no par value, at the issuance price of R$40.00 per share, resulting in the increase in capital stock, within the limit of the Company’s authorized capital in the amount of R$690.0 million, representing an increase in the capital stock to R$12,553,417,953.36, represented by 436,236,623 common shares.

Date of transaction	08/18/2009
Transaction	Shares Merger
Description

On August 18, 2009, a shareholders’ meeting approved the merger of all common and preferred shares issued by Sadia into the Company, and approved the capital increase of the Company, upon the conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, in the amount of R$2.3 billion through the issuance of 59,390,963 new registered common shares, with no par value, at the issuance price of R$39.32 per share, the capital, therefore, being increased R$9,527,933,697.75 to R$11,863,417,953.36.

Date of transaction	7/21/2009
Transaction	Stock Issue
Description

On July 21, 2009, a Board of Directors meeting approved an increase in our capital stock within the limits of the authorized capital in the amount of R$4.6 billion, to R$9,527,933,697.75 through the issuance of 115,000,000 common shares, all book entry and with no par value, through a primary public offering in Brazil, in the non-organized over-the-counter market, and in the overseas market, including shares in the form of American Depositary Shares evidenced by American Depositary Receipts.

Date of transaction	7/08/2009
Transaction	Shares Merger
Description

On July 8, 2009, a shareholders’ meeting approved the merger of all shares issued by HFF into our assets, the conversion of HFF into a wholly-owned subsidiary of the Company and the capital increase of BRF, upon contribution of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$1.5 billion by issuing 37,637,557 new common shares all nominative and will no par value, at an issuance price of R$39.40 per share. As a result our capital stock increased to R$4,927,933,697.75.

9. MATERIAL ASSETS

9.1. Non-current assets relevant to the performance of the Company’s activities

                a. property, plant and equipment

Description of property, plant and equipment	Country	State	City	Type of ownership
Slaughtering plant and industry	Brazil	MT	Várzea Grande	Owned
Slaughtering plant and industry	Brazil	MG	Uberlândia	Owned
Slaughtering plant and industry	Brazil	RS	Três Passos	Owned
Slaughtering plant and industry	Brazil	PR	Toledo	Owned
Slaughtering plant and industry	Brazil	MT	Lucas do Rio Verde	Owned
Slaughtering plant and industry	Brazil	PR	Francisco Beltrão	Owned
Slaughtering plant and industry	Brazil	PR	Dois Vizinhos	Owned
Slaughtering plant and industry	Brazil	SC	Concórdia	Owned
Slaughtering plant and industry	Brazil	SC	Chapecó	Owned
Slaughtering plant and industry	Brazil	MT	Campo Verde	Owned
Slaughtering plant and industry	Brazil	GO	Buriti Alegre	Owned
Slaughtering plant and industry	Brazil	DF	Brasília	Owned
Processing plant and industry	Brazil	DF	Brasília	Owned
Processing plant and industry	Brazil	MT	Campo Verde	Owned
Processing plant and industry	Brazil	SC	Chapecó	Owned
Processing plant and industry	Brazil	SC	Concórdia	Owned
Processing plant and industry	Brazil	PR	Dois Vizinhos	Owned
Processing plant and industry	Brazil	RJ	Duque de Caxias	Owned
Processing plant and industry	Brazil	PR	Francisco Beltrão	Owned
Processing plant and industry	Brazil	PR	Paranaguá	Owned
Processing plant and industry	Brazil	PR	Ponta Grossa	Owned
Processing plant and industry	Brazil	PR	Toledo	Owned
Processing plant and industry	Brazil	RS	Três Passos	Owned
Processing plant and industry	Brazil	MG	Uberlândia	Owned

Description of property, plant and equipment	Country	State	City	Type of ownership
Processing plant and industry	Brazil	MT	Várzea Grande	Owned
Processing plant and industry	Brazil	PE	Vitória de Santo Antão	Owned
Distribution center	Brazil	RJ	Duque de Caxias	Owned
Distribution center	Brazil	MG	Uberlândia	Owned
Distribution center	Brazil	PE	Recife	Owned
Distribution center	Brazil	SP	Jundiaí	Owned
Distribution center	Brazil	SP	Guarulhos	Owned
Feed production center	Brazil	SC	Concórdia	Owned
Feed production center	Brazil	SC	Chapecó	Owned
Feed production center	Brazil	RS	Três Passos	Owned
Feed production center	Brazil	MG	Uberlândia	Owned
Feed production center	Brazil	PR	Francisco Beltrão	Owned
Feed production center	Brazil	DF	Brasília	Owned
Feed production center	Brazil	MT	Lucas do Rio Verde	Owned
Hatchery	Brazil	PR	Dois Vizinhos	Owned
Hatchery	Brazil	PR	Francisco Beltrão	Owned
Hatchery	Brazil	DF	Brasília	Owned
Hatchery	Brazil	MT	Lucas do Rio Verde	Owned
Farms	Brazil	SC	Concórdia	Owned
Farms	Brazil	PR	Toledo	Owned
Farms	Brazil	SC	Chapecó	Owned
Farms	Brazil	SC	Passos Maia	Owned
Farms	Brazil	MG	Uberlândia	Owned
Farms	Brazil	PR	Dois Vizinhos	Owned
Farms	Brazil	MT	Lucas do Rio Verde	Owned
Farms	Brazil	SC	Faxinal dos Guedes	Owned
Slaughtering plant - Rio Verde	Brazil	GO	Rio Verde	Owned

Description of property, plant and equipment	Country	State	City	Type of ownership
Slaughtering plant - Aves Capinzal	Brazil	SC	Capinzal	Owned
Slaughtering plant - Mineiros	Brazil	GO	Mineiros	Owned
Slaughtering plant - Videira	Brazil	SC	Videira	Owned
Slaughtering plant - Carambei - Batávia	Brazil	PR	Carambeí	Owned
Slaughtering plant - Carambeí	Brazil	PR	Carambeí	Owned
Slaughtering plant - Bom Conselho - Batávia	Brazil	PE	Bom Conselho	Owned
Slaughtering plant - Aves/Suínos Lajeado	Brazil	RS	Lajeado	Owned
Slaughtering plant - Bovinos Mirassol D'Oeste	Brazil	SP	Mirassol D'Oeste	Owned
Slaughtering plant - Nova Mutum	Brazil	MT	Nova Mutum	Owned
Dairy industry - Teutônia	Brazil	RS	Teutônia	Owned
Slaughtering plant - Aves Marau	Brazil	RS	Marau	Owned
Slaughtering plant - Herval D´Oeste	Brazil	SC	Herval D'Oeste	Owned
Slaughtering plant - Serafina Corrêa	Brazil	RS	Serafina Corrêa	Owned
Slaughtering plant - Suínos Marau	Brazil	RS	Marau	Owned
Slaughtering plant and industry - Marau	Brazil	RS	Marau	Owned
Dairy industry - Ijuí	Brazil	RS	Ijuí	Owned
Poultry slaughtering plant - Dourados	Brazil	MS	Dourados	Owned
Slaughtering plant - Lages	Brazil	SC	Lages	Owned
Slaughtering plant - Salto Veloso	Brazil	SC	Salto Veloso	Owned
Dairy industry - Três de Maio	Brazil	RS	Três de Maio	Owned
Dairy industry - Ravena	Brazil	MG	Ravena	Owned
Industry Concórdia - Batávia	Brazil	SC	Concórdia	Owned
Slaughtering plant - Jataí	Brazil	GO	Jataí	Owned
Dairy industry - Santa Rosa	Brazil	RS	Santa Rosa	Owned
Dairy industry - Três de Maio	Brazil	RS	Três de Maio	Owned
Dairy industry - Itatiba-Malibu	Brazil	SP	Itatiba	Owned
Margarine processing plant - Valinhos	Brazil	SP	Valinhos	Owned
Dairy industry - São Lourenço	Brazil	RS	São Lourenço	Owned
Distribution center - Embu Perdigão	Brazil	SP	Embú	Owned

Description of non-current asset	Country	State	City	Type of ownership
Commercial unit - Meat GO	Brazil	GO	Rio Verde	Owned
Selling facility - São Paulo	Brazil	SP	São Paulo	Owned
Selling facility - Salvador	Brazil	BA	Salvador	Owned
Distribution center - Marau	Brazil	RS	Marau	Owned
Selling facility - Campinas	Brazil	SP	Campinas	Owned
Selling facility - Fortaleza	Brazil	CE	Fortaleza	Owned
Selling facility - Videira	Brazil	SC	Videira	Owned
Commercial unit - Carambeí - Batávia	Brazil	PR	Carambeí	Owned
Selling facility - Rio de Janeiro	Brazil	RJ	Rio de Janeiro	Owned
Selling facility - Santos	Brazil	SP	Santos	Owned
Selling facility - Brasília	Brazil	DF	Brasília	Owned
Selling facility - MG	Brazil	MG	Belo Horizonte	Owned
Selling facility - Bauru	Brazil	SP	Bauru	Owned
Feed production center - Videira	Brazil	SC	Videira	Owned
Feed production center - Mineiros	Brazil	GO	Mineiros	Owned
Feed production center - Marau	Brazil	RS	Marau	Owned
Feed production center - Arroio do Meio	Brazil	RS	Arroio do Meio	Owned
Feed production center -Catanduvas	Brazil	PR	Catanduvas	Owned
Feed production center -Dourados	Brazil	MS	Dourados	Owned
Feed production center - Lami - POA	Brazil	RS	Porto Alegre	Owned
Grains - Guarapuava	Brazil	PR	Guarapuava	Owned
Grains - Lajeado	Brazil	RS	Lajeado	Owned
Feed production center - Gaurama	Brazil	RS	Gaurama	Owned
Feed production center - Francisco Beltrão	Brazil	PR	Francisco Beltrão	Owned
Grains Pto-Passo Pedra	Brazil	SC	Videira	Owned
Warehouse Marau - RS 324	Brazil	RS	Marau	Owned
Hatchery - Arroio do Meio	Brazil	RS	Arroio do Meio	Owned
Hatchery - Rio dos Patos	Brazil	MT	Nova Mutum	Owned
Hatchery - Marau	Brazil	RS	Marau	Owned

Description of non-current asset	Country	State	City	Type of ownership
Hatchery - Poultry Castro	Brazil	PR	Castro	Owned
Hatchery - Sta Gema	Brazil	SC	Videira	Owned
Hatchery - Mineiros	Brazil	GO	Mineiros	Owned
Hatchery - Herval D´Oeste	Brazil	SC	Herval D'Oeste	Owned
Hatchery - Rio Claro	Brazil	SP	Rio Claro	Owned
Hatchery - Rio das Pedras	Brazil	SC	Videira	Owned
Hatchery - Caxias do Sul	Brazil	RS	Caxias do Sul	Owned
Hatchery - Jataí	Brazil	GO	Jataí	Owned
Hatchery - Turkey Catanduva	Brazil	PR	Catanduva	Owned
Hatchery and farm - Araucária	Brazil	PR	Araucária	Owned
Hatchery - Capinzal	Brazil	SC	Capinzal	Owned
Breeding stock farm - Jataí	Brazil	GO	Jataí	Owned
Poultry farm Rio Verde-G.São Tomaz	Brazil	GO	Rio Verde	Owned
Poultry farm - XII - Itapua	Brazil	RS	Viamão	Owned
Poultry farm - VIII Itapua	Brazil	RS	Viamão	Owned
Poultry farm - Catanduvas	Brazil	PR	Catanduvas	Owned
Poultry farm - Califórnia	Brazil	PR	Brotas	Owned
Poultry farm - Amoras	Brazil	RS	Taquari	Owned
Poultry farm - Rio Verde II-Rio Doce	Brazil	GO	Rio Verde	Owned
Poultry farm - S.Antônio Pavan	Brazil	RS	Marau	Owned
Poultry farm - Arroio Abelha	Brazil	RS	Forquetinha	Owned
Pork farms - Carapuça	Brazil	RS	Taquari	Owned
Poultry farm - Capinzal	Brazil	SC	Capinzal	Owned
Poultry farm - S.Antônio Palma	Brazil	RS	Santo Antonio Palma	Owned
Poultry farm - P. Felicidade	Brazil	SC	Tangará	Owned
Poultry and pork farm - Áurea	Brazil	SC	Capinzal	Owned
Poultry farm - Fontoura Xavier	Brazil	RS	Fontoura Xavier	Owned
Poultry farm - Arceburgo	Brazil	SP	Arceburgo	Owned
Poultry farm - Invernada	Brazil	SC	Videira	Owned
Collection station - Passo Fundo	Brazil	RS	Passo Fundo	Owned
Collection station - Santo Cristo	Brazil	RS	Santo Cristo	Owned
Collection station - Cerro Largo	Brazil	RS	Cerro Largo	Owned
Collection station - São Sepé	Brazil	RS	São Sepé	Owned
Collection station - Alegrete	Brazil	RS	Alegrete	Owned
Processing plant - Hamburgers	UK		Wrexham	Owned
Processing plant -Stuffed, breaded meat and frozen products	Netherlands		Oosterwolde	Owned
Hatchery – Dourados	Brazil	MS	Dourados	Owned
Processing plant and industry	Brazil	BA	São Gonçalo	Owned
Processing plant and industry	Brazil	GO	Itumbiara	Owned
Processing plant and industry	Brazil	MG	Rio Casca	Owned
Processing plant and industry	Brazil	SP	Amparo	Owned
Distribution center	Brazil	RS	Teutônia	Owned
Distribution center	Brazil	MG	Sabará	Owned
Distribution center	Brazil	SC	Itajaí	Leased
Feed production center	Brazil	BA	Feira de Santana	Owned
Farm	Brazil	BA	Feira de Santana	Owned
Distribution center - Jundiaí	Brazil	SP	Jundiaí	Leased
Margarine distribution center – Uberlândia	Brazil	MG	Uberlândia	Owned
Distribution center – Vila nova	Brazil	PR	Vila Nova	Owned
Margarine processing plant and industry – Uberlândia	Brazil	MG	Uberlândia	Owned
Processing plant and industry - Tatuí	Brazil	SP	Tatuí	Owned
Feed production center - Toledo	Brazil	PR	Toledo	Owned
Francisco Beltrão farm	Brazil	PR	Francisco Beltrão	Owned
Buriti Alegre farm	Brazil	GO	Buriti Alegre	Owned
Hatchery – Faxinal dos Guedes	Brazil	SC	Faxinal dos Guedes	Owned

9.1.b. Patents, trademark, licenses, concessions, franchises and IT transfer agreements

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

“S”

Sadia S 12 Hambúrger

Sadia Singles

Meu Menu Perdigão

Batavo Ideal

Batavo Total

Batavo Leveza

Sanduba Perdigão

Mascote 3D Sadia

Batavo Ideal Pensando para sua Natureza

DOBON

Top Fresco

Batavo Kissy

Batavinho

BATAVO

Batmilk

Holandesa

Kissy

Naturis Soja

Pense Zero

Pense Bio Fibras

Chocomilk

Deline

Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil See item "Events"

(registration request).

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02 registrations requests.

02 registrations requests.

02 registrations requests

02 registrations requests

28 registrations requests

06 registrations requests

06 registrations requests

02 registrations requests

04 registrations requests

06 registrations requests

02 registrations requests

04 registrations requests

02 registrations requests

04 registrations requests

04 registrations requests

04 registrations requests

04 registrations requests

04 registrations requests

See item "Events"

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

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Territory included and respective duration: Brazil (02.18.2017); Argentina (01.06.2014); Chile (12.24.2019); Ecuador (02.19.2013); Paraguay (12.10.2012); Dominican Republic (04.15.2014); Uruguay (04.30.2013); African Continent (04 registrations requests).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Idem up

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The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Fiesta	See item "Events"	See item "Events"

Territory included and respective duration: Brazil (10.26.2020); Argentina (01.29.2019); Bolivia (12.11.2013); Paraguay (12.19.2016); Uruguay (06.11.2017).

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but most importante is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Hilal	See item "Events"	See item "Events"

Territory included and respective duration: Brazil (04.10.2014); Saudi Arabia (12.05.2014); Bahrain (04.12.2013); Qatar (04.24.2019); Egypt (05.06.2018); UAE (01.24.2014); Philippines (03.17.2018); Hong Kong (12.06.2016); Yemen (10.29.2019); India (02.13.2013); Iraq (11.16.2013); Jordan (07.27.2014); Kuwait (07.30.2019); Lebanon (11.12.2012); Oman (06.15.2013); Singapore (07.05.2020).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Alnoor	See item "Events" See item "Events"	Territory included and respective duration: Brazil

Qatar (02.21.2017); UEA (08.30.2013);
Kuwait (01.11.2014); Lebanion (07.18.2018);
Brasil (06.05.2017)

Events that may cause loss of rights: Any trademarkthat is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Miss Daisy	See item "Events"	See item "Events"

Territory included and respective duration: Brazil (05.29.2017); Belize (11.14.2011); Colombia (01.15.2014); Costa Rica (03.24.2013); El Salvador (06.07.2014); Guatemala (03.16.2013); Nicaragua (04.30.2012); Panama (03.27.2012); Peru (09.16.2012); United Kingdom (01.16.2014); Russia (11.11.2013); Ukraine (12.18.2023); Tarjaquistan (12.25.2013)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Nuggets	See item "Events"	See item "Events"	Territory included and respective duration: Brazil (06.05.2020); UAE (05.08.2016); Oman (04.24.2012); Paraguay (08.11.2013); Uruguay (06.29.2019)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset		Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks		Qualy	See item "Events"	See item "Events"

Territory included and respective duration: Brazil (08.25.2012); Netherlands Antilles (06.23.2013); Germany (09.30.2012); Saudi Arabia (01.10.2012); Algeria (01.26.2013); Argentina (09.28.2016); Aruba (09.02.2019); Chile (12.24.2019); Costa Rica (02.26.2014); United States (03.25.2013); Guatemala (04.04.2014); Italy (07.08.2012); Japan (04.28.2015); Jordan (02.12.2012); Paraguay (12.10.2012); Peru (03.02.2013); Portugal (11.24.2017); Dominican Republic (04.15.2014); Russia (02.12.2012); Switzerland (09.24.2012); Uruguay (09.02.2014); Bahrain, Iran, Irak, Israel, Kuwait, Líbano, Oman, Qaatar, Sìria,UAE and Iemen (registration request); African Continent (08 registrations requests).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks		Batavo	See item "Events"	See item "Events"

Territory included and respective duration: Chile (03.15.2020); Japan (11.06.2019); Lebanion (09.30.2019); Peru (12.20.2019); United Kindon (07.20.2019); Singapure (05.27.2019); Brasil (06.19.2017); Israel, Kuwait, Qatar, Siria, UEA, Marrocian, Moçambique (registration request);

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Chixxx		See item "Events"	See item "Events"	Territory included and respective duration: Singapure, Japan, UEA, Saudi Arabian, Qatar, Omain, Kuwait, Russian (registration request); African Continent (10 registration request)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Rezende	See item "Events"	See item "Events"

Territory included and respective duration: Brazil (09.30.2018); Argentina (01.02.2012); Bahrain (12.11.2020); Canada (05.08.2022); Qatar (01.17.2021); Chile (03.09.2020); China (04.13.2020); European Community (12.06.2020); UAE (01.20.20211); Japan (06.22.2021); Kuwait (04.21.2021); Oman (01.03.2021); Paraguay (08.29.2021); Russia (02.12.2022); Singapore (registration request); Uruguay (02.14.2021).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Sahtein	See item "Events"	See item "Events"

Territory included and respective duration: Brazil (05.08.2014); Saudi Arabia (12.02.2018); Bahrain (04.12.2013); Qatar (08.28.2014); Egypt (05.17.2018); UAE (01.24.2014); Yemen (05.24.2019); Iraq (04.22.2018); Iran (08.31.2018); Jordan (07.26.2015); Kuwait (11.28.2018); Lebanon (11.12.2012); Oman (06.15.2019); Bahrain (registration request); Irak (registration request); Israel (registration request); Saudi Arabia (registration request); UAE (registration request); Iemen (registration request).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Sadia	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (05.29.2017); Germany (11.16.2013); Saudi Arabia (08.05.2013); Argentina (01.18.2020); Bolivia (03.11.2013); Bulgaria (06.04.2016); Canada (08.29.2020); Qatar (11.19.2013); Chile (09.16.2018); China (11.27.2014); Denmark (06.10.2014); Egypt (registration request); UAE (08.01.2014); Ecuador (registration request); Spain (09.02.2014); United States (11.18.2013); Finland (registration request); French (12.02.2013); Georgia (01.04.2020); Greece (04.27.2014); Guatemala (03.17.2013); Turkey (05.31.2019); Ukraine (05.25.2019); Uruguay (03.11.2013); African Continent (37 registrations requests).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Tekitos	See item "Events"	See item "Events"	Territory included and respective duration: Brazil (12.08.2017); Argentina (03.14.2013); Chile (10.31.2012); Cuba (03.19.2013); Peru (03.12.2013).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Wilson	See item "Events"	See item "Events"	Territory included and respective duration: Brazil (08.29.2021); Paraguay (07.22.2013)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Becel	Brazil	until 2019

In 2007, we established a joint venture with Unilever Brazil Ltda to use the Becel trademark with force until 2019.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Becel Proactiv	Brazil	until 2019	In 2007, we established a joint venture with Unilever Brazil Ltda to use the Becel trademark with force until 2022.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Borella	See item "Events"	See item "Events"

Territory included and respective duration: SAUDI
ARABIA (08.25.2018);  Brazil (03.01.2020); QATAR
(5/7/2021); CHINA (11.13.2019); UAE
(07.09.2016); YEMEN (04.22.2021); IRAN
(07.25.2021); KUWAIT (07.22.2021); LEBANON
(05.18.2016); OMAN (04.24.2021); UNITED
KINGDOM (07.29.2018); SINGAPORE (03.07.2016);

The consequences may vary, but the most important
is the impossibility to sell products with the referred
trademark. Misuse of the trademark can give rise to
application of penalties established by the trademark
and unfair trade practices laws and therefore subject
to pecuniary damages.

Events that may cause loss of rights: Any
trademark that is not used for a period of 5 years,
as from its registration, may be cancelled.
However, any trademark cancellation shall be
preceded by the appropriate proceeding.

Trademarks	Danica	See item "Events"	See item "Events"

Territory included and respective duration:

Bolyvia (05.11.2022); Brazil (11.22.2015);
 Canadian  (registration request); Chile
(07.17.2016); Colombia (12.27.2016); Costa Rica
(07.31.2020); Cuba(06.26.2017);Spanish
(06.24.2017); Guatemala (registration request);
Mexico (05.04.2020); Nicaragua (registration
request)New Zeland (registration request);
Panama (03.20.2017); Peru (06.10.2017);
Paraguay (09.14.2019); USA (11.08.2015);Uruguay
(11.23.2020)

The consequences may vary, but the most important
is the impossibility to sell products with the referred
trademark. Misuse of the trademark can give rise to
application of penalties established by the trademark
and unfair trade practices laws and therefore subject
to pecuniary damages.

Trademarks	Chester	See item "Events"	See item "Events"

Territory included and respective duration:
GERMANY (01.31.2021); SAUDI ARABIA
(08.17.2020); Brazil (8/13/2015); CHINA (05.06.2018); HONG-KONG (11.03.2014); JAPAN (06.22.2017); KWAIT (07.26.2017); PORTUGAL (12.20.2014); SINGAPORE (07.05.2014); TAIWAN, PROVINCE OF CHINA (08.31.2015);

The consequences may vary, but the most important
is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Claybom	Brazil	22.09.2018	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Confiança	See item "Events"	See item "Events"

Territory included and respective duration: Brazil (03.18.2020) and Portugal (11.02.2014)

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Confidence	See item "Events"	See item "Events"

Territory included and respective duration: South Africa (07.08.2014); Saudi Arabia (03.27.2014); Argentina (04.07.2019); Brazil (02.13.2017); Qatar (07.20.2014); UAE (07.28.2014); Yemen (07.18.2014); Kuwait (09.06.2015); Lebanon (07.21.2019); Paraguay (12.23.2019); Romania (08.05.2014); Singapore (11.29.2021); Uruguay (10.21.2019); Venezuela (12.19.2015); Hong-Kong (09.25.2019); African Continent (register request)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Cotochés	Brazil	09.08.2019	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Delicata	Brazil	04.08.2017	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Doriana	Brazil	06.25.2018	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Elegê	Brazil	02.13.2017	Any trademark that is not used for a period of 5 years, as from its registration may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Fazenda	See item "Events"	See item "Events"	Territory included and respective duration: SOUTH AFRICA (05.09.2012); ARMENIA (08.12.2014); RUSSIAN FEDERATION (12.04.2012); GEORGIA (04.16.2013); UKRAINE (08.17.2017)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Halal	See item "Events"	See item "Events"	Territory included and respective duration: SAUDI ARABIA (02.14.2013); QATAR (06.02.2013); YEMEN (08.11.2013); JORDAN (07.24.2013); LEBANON (07.19.2018); OMAN (05.31.2013)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Nabrasa	Brazil	11/10/2017	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the primary ones are impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Perdigão	See item "Events"	See item "Events"

Territory included and respective duration: SOUTH AFRICA (05.18.2018); SAUDI ARABIA (04.28.2020); ARGENTINA (02.05.2018); BELARUS (10.31.2013); BOLIVIA (03.26.2012); CANADA (11.08.2015); CHILE (11.26.2021); CHINA (11.13.2019); EUROPEAN COMMUNITY (05.17.2014); NORTH KOREA (11.27.2016); SOUTH KOREA (02.26.2018); EGYPT (03.06.2011); UNITED ARAB EMIRATES (12.04.2015); PHILIPPINES (11.28.2015); HONG KONG (08.25.2018); YEMEN (01.15.2017); IRAQ (09.18.2016); JAPAN (06.30.2013;KUWAIT (08.12.2011); LEBANON (06.13.2018); OMAN (07.03.2011); PARAGUAY (09.04.2011); PERU (01.28.2014); RUSSIA (05.21.2018); TAIWAN (10.15.2014); URUGUAY (09.10.2012); VENEZUELA (9.26.2015); Brazil (01.24.2019)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Excelsior	Brazil	04.13.2020	Note: Sadia has a license to use the Excelsior trademark, property of Excelsior Alimentos S.A., pursuant to the agreement in force until September 1, 2013.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Corcovado	See item "Events"	See item "Events"

Territory included and respective duration: Armenia (03.12.2012); Benelux (02.08.2011); China (10.28.2010); Philippines (03.03.2018); Georgia (04.16.2013); Hong Kong (07.21.2019); India (02.13.2013), Indonesia (07.06.2010); Kazakhstan (03.04.2012); Kyrgyzstan (03.06.2012); Republic Moldova (03.05.2012); Singapore (03.01.2015); Taiwan (03.01.2016); Ukraine (03.06.2012); Uzbekistan (03.05.2012).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Hot Pocket	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (12.18.2021); Saudi Arabia (07.04.2016); United Arab Emirates (10.29.2016); Yemen (10.31.2016); Jordan (11.01.2016); Kuwait (12.18.2016); Lebanon (11.07.2021); Oman (10.28.2016); African Continent (04 registration requests)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Sadilar	Brazil	11.25.2020	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Speciale Sadia	See item "Events"	See item "Events"	Territory included and respective duration: Brazil (01.02.2018); Saudi Arabia (07.25.2014); Bahrain (07.18.2014); Yemen (07.18.2014); Oman (03.08.2014).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Savie	See item "Events"	See item "Events"

Territory included and respective duration: African Continent (05 registration request) Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be

Idem up

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Texas	Brazil	02.25.2017	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Texas Burger	Brazil	05.29.2017	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Perdigão Chester	EUROPEAN COMMUNITY	11.06.2018	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	PERDIGÃO EVERYONE EVERYWHERE	See item "Events"	See item "Events"	Territory included and respective duration: EUROPEAN COMMUNITY (01.23.2016); UAE (01.30.2016); HONG KONG (01.20.2016); JAPAN (03.16.2017); RUSSIA (04.07.2016)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	PERDIGÃO NUGGETS	URUGUAY	08.26.2019	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	PERDIX	See item "Events" below	See item "Events" below

Territory included and respective duration: SOUTH AFRICA (10.24.2012); SAUDI ARABIA (registration request); ARGENTINA (07.28.2015); BOLIVIA (03.11.2015); CANADA (02.04.2019); QATAR (11.13.2016); CHILE (09.09.2013); CHINA (07.21.2019); EUROPEAN COMMUNITY (04.07.2018); NORTH KOREA (11.27.2016); SOUTH KOREA (02.26.2018); EGYPT (10.08.2016); UNITED ARAB EMIRATES (03.10.2014); RUSSIAN FEDERATION (03.09.2014); HONG-KONG (05.12.2014); YEMEN (05.16.2015); IRAN (06.27.2014); IRAQ (03.17.2017); JAPAN (02.25.2015); KUWAIT (12.08.2013); LEBANON (06.12.2018); OMAN (09.30.2012); PARAGUAY (11.17.2014); PERU (01.23.2014); TAIWAN (10.31.2013); URUGUAY (07.05.2014); Israel, Kuwait (registration request) and African Continent (30 registration request)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	SULINA	See item "Events"	See item "Events"	Territory included and respective duration: ARMENIA (08.12.2014); RUSSIAN FEDERATION (09.12.2015); GEORGIA (10.17.2015); Brazil (04.23.2019)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	TOQUE DE SABOR	Brazil	11.28.2015	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	TURMA DA MÔNICA	Brazil	See item "Events"	Agreement to use the trademark below with force until 2013.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	UNEF	See item "Events" below	See item "Events" below

Territory included and respective duration: SAUDI ARABIA (03.09.2012); QATAR (06.02.2013); UAE (07.09.2016); HONG KONG (09.08.2013); YEMEN (06.08.2013); IRAN (06.08.2013); KWAIT (04.16.2012); LEBANON (02.19.2013); OMAN (05.31.2013)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks Patents	PI 0102212-1 Qualy Fribas	See item "Events"	See item "Events"

Territory included and respective duration: South Africa (05.20.2022); Algeria (05.20.2022); Qatar (registration request); Eurasia (registration request); Georgia (05.30.2021); Uzbekistan (05.20.2022); Argentina (05.20.2022); Chile (registration request); Uruguay (registration request); Costa Rica (registration request ); Bolyvia (registration request); Bahrein (registration request ); Romaine (05.20.2022); UEA (11.30.2023); Kuwait (registration request).

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Events that may cause the loss of rights in respect to assets: Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Patents	MU 7600974-2 Porta Potes	See item "Events"	See item "Events"

Territory included and respective duration: Brazil (registration request); Paraguay (registration eqquest); Uruguay (09.11.2019); Chile (10.09.2024); Jordan (registration request); Lebanion (09.01.2032); Saudi Arabian (11.17.2023); Irak (registration request); Iemen(09.02.2017); Kuwait (09.06.2017); Barhein (09.12.2017); Katar (registration request); Egypt (11.27.2017).

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Events that may cause the loss of rights in respect to assets: Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Patents	PI 9903598-7 Cleaning animals' carcass process	Brazil	Registration request

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Patents	PI 0000688-2 –Turkey caging and transportation process	Brazil	Registration request

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Patents	MU 7901654-5- Brazil Tray Todo Sabor Prato Pronto	Brazil	07.30.2014

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

					Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Patents	Dl 6101267-0- Heart Packaging	Brazil	06.07.2016

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

					Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Patents	Dl 6101255-6- Pork Packaging	Brazil	06.06.2016

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

					Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Patents	Dl 6101253-0-Thigh Packaging	Brazil	06.06.2016

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

					Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Patents	Dl 6201052-2- Aesthetic configuration introduced to the packaging group	Brazil	04.19.2017

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

					Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.
Patents	Dl 6403409-7- Hot Pocket Package	Brazil	09.24.2017

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

					Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

9.1.c. Companies in which Company holds ownership interest

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's city	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Avipal Centro-Oeste S.A.	05.449.127/0001-06		Subsidiary	Brazil	MS	Nova Andradina	Processing and commercialization of dairy products	100.00
				Market Value
				Carrying Value	12/31/2011	265,000.00
12/31/2011	0.76	0.00	0.00
12/31/2010	0.77	0.00	0.00
12/31/2009	1.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Avipal S.A. Construtora e Incorporadora.	91.399.956/0001-63		Subsidiary	Brazil	RS	Porto Alegre	Construction, real estate buying, selling, leasing or property management, purchase and sale of construction materials in general.	100.00
				Market Value
				Carrying Value	12/31/2011	54,000.00
12/31/2011	5.88	0.00	0.00
12/31/2010	4.08	0.00	0.00
12/31/2009	-40.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan

Crossban Holdings GmbH			Subsidiary	Austria		Viena	Holding and centralization of foreign investments	100.00
				Market Value
				Carrying Value	12/31/2011	1,321,288,000.00
12/31/2011	41.38	0.00	0.00
12/31/2010	3.63	0.00	0.00
12/31/2009	-3.03	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Holding and foreign investments center

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Estab. Levino Zaccardi y Cia S.A.			Subsidiary	Argentina		Buenos Aires	Processing of dairy products	90.00
				Market Value
				Carrying Value	12/31/2011	2,265,000.00
12/31/2011	341.58	0.00	0.00
12/31/2010	-275.64	0.00	0.00
12/31/2009	-135.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan

Heloísa Ind. e Com. Produtos Lácteos Ltda.	11.317.692/0001-12		Subsidiary	Brazil	MS	Terenos	Processing of dairy products	0.00
				Market Value
				Carrying Value	12/31/2011	79,806,000.00
12/31/2011	0.00	0.00	0.00
12/31/2010	0.00	0.00	0.00
12/31/2009	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Perdigão Trading S.A.	08.519.312/0001-18		Subsidiary	Brazil	SP	São Paulo	Participation in other companies. as a shareholder or unit holder in any area of activities in Brazil and abroad.	100.00
				Market Value
				Carrying Value	12/31/2011	1,989,900.00
12/31/2011	6.19	0.00	0.00
12/31/2010	60.09	0.00	0.00
12/31/2009	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
PSA Laboratório Veterinário Ltda.	08.519.312/0001-18		Subsidiary	Brazil	SP	São Paulo	Veterinary activities comprising laboratory pathological diagnostic and clinic pathological diagnostic of animals. participation in other companies. domestic and foreign. as a partner. shareholder or unit holder. The Company holds 99.99% of the interest in the subsidiary Sino dos Alpes Ltda.	88.00
				Market Value
				Carrying Value	12/31/2011	10,061,000.00
12/31/2011	6.36	0.00	0.00
12/31/2010	0.00	0.00	0.00
12/31/2009	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Sadia S.A.	20.730.099/0001-94		Subsidiary	Brazil	SC	Concórdia	Industrialization of frozen ready meals. pizzas and frozen pastries. margarines. poultry and pork processed products. breaded meat products. light line. sliced and portioned and desserts.	100.00
				Market Value
				Carrying Value	12/31/2011	8,634,918,000.00
12/31/2011	12.26	0.00	115,000,000.00
12/31/2010	24.98	0.00	211,720,000.00
12/31/2009	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Association agreement under anti trust authority analysis

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
UP! Alimentos Ltda.	08.432.089/0001-77		Affiliated	Brazil	SP	São Paulo	Joint venture for the manufacturing by themselves or by third parties. and commercialization of food products. especially butter. milk. yogurt and fermented milk	50.00
				Market Value
				Carrying Value	12/31/2011	8,988,000.00
12/31/2011	57.70	0.00	5,602,000.00
12/31/2010	42.37	0.00	4,003,000.00
12/31/2009	322.00	0.00	5,456,000.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan and management of the brands Becel and Becel Pro-Activ in Brazil

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Vip S.A. Empreendimentos e Participações Imobiliárias	91.399.972/0001-56		Subsidiary	Brazil	SP	São Paulo	Joint venture for the manufacturing by themselves or by third parties. and commercialization of food products. especially butter. milk. yogurt and fermented milk	65.49
				Market Value
				Carrying Value	12/31/2011	87,221,000.00
12/31/2011	177.40	0.00	0.00
12/31/2010	31,94	0.00	0.00
12/31/2009	-1.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

10. Management Comments

Item 10.1.a. Comments of Directors on financial conditions and asset status, capital structure, creditworthiness, financing sources, levels of indebtedness, loan agreement limits.

In 2011, the good operating performance, obtained in our business performance in both segments of the internal market, external and food service, were instrumental in improving the operating cash flow, provide investments in Capital Expenditure to promote organic growth defined and in acquisitions.

Even with the economic scenario experienced and especially waiting for the opinion of the antitrust agency, we close the year with excellent results, which proves our great potential performance going forward. Net revenues totaled R $ 25.7 billion, 13.3% over 2010, ending 2011 at 6.2 million tons of products. Cash flow, as measured by EBITDA, evolved 23.1%, to $ 3.2 billion, with EBITDA margin of 12.6%. Net income registered an increase of 70.1% over the previous year, reaching R $ 1.6 billion, adjusted to the provision of corporate merger of Sadia SA expected to occur in 2012.

Besides having ended the year with good operating margins, the Company recorded positive indicators of liquidity, with $ 2.9 billion in investments and 82% of net debt in the long run. This allows us to comfort with the short-term and reliable for the long term.

Net debt, comprising the total gross debt less financial investments, increased by 48.7%, representing $ 5.4 billion, concentrated in the long run. The expenditure required for investments and acquisitions have resulted in greater use of cash, with gross debt increasing due to currency fluctuations. Thus, the net debt in relation to generation EBITDA was 1.7 times compared to 1.4 times recorded on 31/12/10.

Recent acquisitions have demanded a series of adjustments necessary to reflect the expected return. Moreover, the extreme volatility and uncertainty of foreign markets by the end of the year the administration requested greater prudence. The Company's financial position is safe and comfortable, having been promoted the elongation of short-term debt with maturities bearable planned for 2012 and 2013. Thus allowing the continuity of the plans outlined for investment, providing a continuous and sustained growth, aligned to the Strategic Plan for Long-Term - 15 BRF recovery, albeit slow, in 2010 the international economy and domestic market growth provided a more favorable environment for the Company's business.

The recent acquisitions demanded several necessary adjustments to reflect the expected return. Moreover, the extreme volatile and uncertain market conditions at the yearend demanded more administration caution. The Company financial position is safe and comfortable; it was promoted the short term debt extension, with bearable due dates scheduled for late 2012 and 2013, thus allowing the continuity of investment plans and the continuous and sustainable growth, in line with Strategic Plan for Long-Term - BRF15 recovery, albeit slow, of the international economy in 2010 and growth of the market provided a more favorable environment for the Company's business.

Because of financial discipline adopted in the debt restructuring plan, reductions were observed in the average cost of debt, as well as an extension of average maturity. The Company ended 2010 with 69% of its debt in the long run.

 The net indebtedness of 12/31/10 was 13.2% lower than recorded in 2009, supported by the operating results, even considering the disbursement for investment in capital expenditures, marketing and project synergies.

 The net debt / EBITDA were reduced to 1.38 times due to improved cash generation achieved in the year and the equilibrium level of net debt in relation to the Company's operations. The consolidated foreign exchange exposure was $ 76 million (asset position), contemplating the policy implemented hedge accounting, compared with $ 1.1 billion (liability) recorded in the previous year.

 Debt restructuring of the subsidiary Sadia was made possible by the input of resources from the primary offering of equity issues whose funding totaled U.S. $ 5.3 billion held in July/09. Were transferred U.S. $ 3.5 billion of this amount for Sadia, among AFAC operations and mutual obligations for early and thus reduce the costly short-term debt, of which R $ 1.2 billion was transferred during the year 2010.

 Order to stretch the debt profile and reduce its average cost, were issued on 21/01/10, bonus of 10 (ten) years totaling $ 750 million (bonds), maturing on 1/28/20 and coupon (interest ) of 7.250% per annum (7.375% yield to maturity), which are paid every six months, from July 28, 2010.

In 2009, the BRF – Brazil Foods S.A., a corporation resulting from the merger between the groups Perdigão and Sadia, was born as one of the world leading group in the food industry, taking its products and brands for more than 100 countries.

The success of the shareholding structure that resulted in the BRF creation, besides the fund raising of R$5,3 billion, turned the year of 2009 remarkable for the Brazilian and global food industry.

At operational sphere, the positive spotlight was the good performance of the company in the local market, with 9,5% of growth in revenues of processed products. However, the results and margins were negatively impacted by the international scenario, which showed high exchange volatility, leading to an important drop in the exported products prices. The reduction of consumption in the international market led the company to several adjustments in its production, which reflected in the increase of products cost and increase in the commercial expenses.

Although the adverse scenario, BRF recorded an adjusted net profit of R$360 million and EBITDA of R$1,2 billion in terms of proforma. The net indebtedness increased 14,4% compared to 12.31.08, however, in proforma comparative the drop of indebtedness was supported by the entrance of funds of primary offer of shares issuance, whose raising was of R$ 5,3 billion. From this amount, R$ 2,2 billion were transferred to Sadia, aiming the reduction of the costly short term debt. The relation net debt/EBITDA became 3,6 times, due to the minor cash generation in the year, although the proper level of net indebtedness.

Item 10.1. b. Capital Structure

On 12/31/11, the capital structure of the BRF is composed of 62.8% equity and 37.2% of debt. The company is not issuing redeemable shares.

Item 10.1.c Ability to Pay

Considering that 55% of the Gross indebtedness is of long term, that the Company has availability of R$ 2.916 million to pay its short term financial commitments of R$ 2.233 million and that we hope a positive cash generation for the year of 2012, based on the continuous improvement of the world economy, the Company considers as comfortable its ability to pay.

Item 10.1.d; e-Sources of Funding for working capital and investments in non-current assets to use for cover liquidity shortfalls.

During 2012, the Company will hire new loans and financing from the financial markets and capital, when identifying the need for additional resources to fund the long-term investments or in order to continue improving the debt profile.

We will keep borrowing costs low and long-term funding as made with the funding agencies such as BNDES (Banco de Desenvolvimento Economico e Social), BNB (Bank of NE) and FINEP (Research and Projects Financing), where resources are used to essentially fixed capital finance, operations and renewals of Rural Credit, which are operations with interest subsidized by the Federal Government, and EGF-like NPR to fund working capital of the company.

During 2012, the Company will hire new loans and financing from the financial markets and capital, when identifying the need for additional resources to fund the long-term investments or in order to continue improving the debt profile.

Item 10.1.f. Levels of Indebtedness and the features of such debts, also describing

	BR GAAP e IFRS
	Consolidated
	Charges (a year)	Weighed average rate of interest (a year.)	PMPV (*)	Short term	Long term	Balance 31.12.11	other currencies
National currency
		6,82% (6,81% on
Working capital	6,82% (6,75% on 31.12.10)	31.12.10)	0.5	953,453	1,494	954,947	705,330
BNDES, FINEM, credit lines of development	TJLP + 4,65% (TJLP + 2,86% on	8,42% (8,45% on
banks and other guaranteed debits	31.12.10)	31.12.10)	2.9	451,360	989,995	1,441,355	1,934,187
	TJLP / CDI + 4,23% (TJLP / CDI +	10,23% (10,42% on
Export line of credits	4,42% on 31.12.10)	31.12.10)	1.6	404,195	332,920	737,115	387,717
	IGPM + 1,2% (IGPM + 1,40% on	1,08% (3,00% on
Fiscal incentives	31.12.10)	31.12.10)	8.4	2,446	12,454	14,900	12,869
	IGPM + 4,93% (IGPM + 4,89% on	3,49% (13,21% on
PESA	31.12.10)	31.12.10)	8.3	2,766	178,623	181,389	175,970
				1,814,220	1,515,486	3,329,706	3,216,073
Foreign currency
Advances of exchange agreement	1,18% + v.c. (US$)	1,18%	0.1	150,143	-	150,143	-
		7,25% (7,13% on
Bonds	7,25% (7,13% on 31.12.10)	31.12.10)	7.9	46,817	1,856,871	1,903,688	1,688,919
	LIBOR / CDI + 2,26%	2,81% (2,30% on
	(LIBOR/CDI+2,24% on 31.12.10)	31.12.10) v.c. (US$ and
Export line of credit	v.c. (US$ and other currencies)	other currencies)	2.7	1,375,126	1,130,930	2,506,056	2,108,303
	8,25% + v.c. (US$/ARS) (8,25%	8,25% (8,25% on
Working capital	on 31.12.10)	31.12.10)	0.6	3,483	416	3,899	-
	UMBNDES +
	2,35%(UMBNDES+2,46% on	5,93% (6,61% on
BNDES, FINEM, credit lines of development	31.12.10) v.c. (US$ and other	31.12.10) v.c. (US$ and
banks and other guaranteed debits	currencies)	other currencies)	2.0	62,688	97,350	160,038	189,644
				1,638,257	3,085,567	4,723,824	3,986,866
				3,452,477	4,601,053	8,053,530	7,202,939

	BR GAAP
	Controller
	charges (a year)	Weighed average rate of interest (a year.)	PMPV (*)	Short term	Long term	Balance 31.12.11	Balance 31.12.10
National currency
		6,74% (6,74% on
Working capital	6,74% (6,74% on 31.12.10)	31.12.10)	0.4	455,611	1,494	457,105	417,181
BNDES, FINEM, credit lines of development	TJLP + 4,52% (TJLP + 2,86% on	7,81% (8,07% on
banks and other guaranteed debits	31.12.10)	31.12.10)	2.8	198,474	471,346	669,820	549,291
	TJLP / CDI + 4,10% (TJLP / CDI +	10,10% (10,42% on
Line of export credit	4,42% on 31.12.10)	31.12.10)	1.7	301,987	332,920	634,907	387,717
	IGPM + 1,24% (IGPM + 1,40% on	1,74% (1,99% on
Fiscal incentives	31.12.10)	31.12.10)	9.0	5	12,454	12,459	10,469
				956,077	818,214	1,774,291	1,364,658
Foreign currency
	LIBOR / CDI + 2,73% (LIBOR / CDI	3,20% (3,30% on
	+ 2,84% on 31.12.10) v.c. (US$	31.12.10) v.c. (US$ and
Export line of credit	and other currencies)	other currencies)	3.0	469,405	748,831	1,218,236	809,745
	UMBNDES + 2,32%	5,91% (6,61% on
BNDES, FINEM, credit lines of development	(UMBNDES+2,46% on 31.12.10)	31.12.10) v.c. (US$ and
banks and other guaranteed debits	v.c. (US$ and other currencies)	other currencies)	1.8	20,297	30,297	50,594	53,992
				489,702	779,128	1,268,830	863,737
				1,445,779	1,597,342	3,043,121	2,228,395

Item 10.1.f. Debt levels and characteristics of these debts are detailed as follows:

Main Financing and Borrowing Contracts:

BFF notes: On 01.28.10, BFF International Limited issued senior notes in the total amount of US$750.000. The securities are guaranteed by the Company and by Sadia, with nominal interest rate of 7,25% per year and due date on 01.28.20.

Sadia Bonds: In the total amount of US$250,000. The securities are guaranteed by the Company and by Sadia, with interest rate of 6,88% per year, with due date on 05.24.17.

Operations with BNDES: On 12.31.11, the Company and its subsidiaries have several outstanding obligations with BNDES. The borrowings were made for the purchase of machinery, equipments and expansion of the productive facilities, besides de special lines for the export financing, with due dates between 2011 and 2015, in the amount of R$ 1,8 billion.

Other long term relationships with financial institutions:

The company has covenants with several Banks where the main objective is to make easier the access to credit to the company partners producers for the construction of battery cages, poultry farms and rules adjustment.

Besides that, the Company has covenants with Banks to make easier the access to credit for the suppliers that wish to anticipate its receivables with the Company.

Finally, the Company has operations with derivatives with the purpose of protecting against the exchange and interest rates variations, with speculative purposes. These operations are accounted by its market value, in accordance with the accounting methodology of hedge accounting.

Level of Subordination among the debts:

The level of subordination is highlighted in the operations having real guarantees, most of all the manufacturing plants contracted along with BNDES.

Eventual restrictions imposed to the issuer, especially regarding the limits of indebtedness and new borrowings contracting, the dividends distribution, divestitures, issuance of new securities and change of company control:

We have some financial covenants such as:

In 2011, the Company renegotiated all financial covenants and 12.31.11 had no financing contract with restrictive clauses (financial covenants).

Item 10.1.g. Usage Limits of the already contracted financing

The company has in a contract with Brazilian Development Bank (BNDES); Brazilian Northeast Bank (BNB), Brazilian Innovation Agency (FINEP), available lines of credit in the amount of R$ 180 million.

Item 10.1.h. significant variations in each item of financial statements

Main variations in the consolidated balance sheet, comparing December 31, 2011 to December 31, 2010.

Current assets

The current asset totalized R$11,123.7 on December 31, 2011 and R$10,020.6 on December 31, 2010. The increase of R$1,103 is primarily represented by the trade accounts receivable and inventories, as a consequence from the organic growth of the Company and its subsidiaries. On December 31, 2011, the current assets represented 37.1% of total assets, compared to 36.1% in the previous year.

Cash and cash equivalents

Cash and cash equivalents presented a decrease of 40.8%, from R$2,310.6 as of December 31, 2010 to R$1,366.8 as of December 31, 2011. Such decrease is mainly due to the Company’s investment activities.

Trade accounts receivable, net

Trade accounts receivable totaled R$3,207.8 as of December 31, 2011, increasing 25.1% when compared to December 31, 2010, which totaled R$2,565.0. This increase is due to the growth of 12.8% on sales during the 2011 fiscal year.

Inventories

On December 31, 2011, inventories totaled R$2,679.2 (R$2,135.8 as of December 31, 2010), increasing 25.4% or R$543.4. There was a significant variation on the inventory of finished goods, mainly due to the decrease on the external market demand.

Non-current assets

As of December 31, 2011, non-current assets totaled R$18,859.7 (R$17,730.8 as of December 31, 2010), increasing R$1,128.9. Such variation is a consequence from the net increase in property, plant and equipment and from the increase in other assets group, due to an advanced payment in the amount of R$180.0 for the acquisition of assets related to the integration, production and porks slaughtering.

Property, plant and equipment, net

On December 31, 2011 property, plant and equipment increased 8.1%, totaling R$9,798.3 (R$9,066.8 as of December 31, 2010). Improvement and productivity projects amounted to R$1,125.2 and were allocated in several plants and regions. The acquisition of Avex, Dánica Group and Heloísa added R$110.6 to the variation.  Depreciation and amortization amounted to R$425.7 and there were also disposals in the total amount of R$72.4 mainly due to sales or obsolescence.

Current liabilities

Current liabilities totaled R$7,987.8 as of December 31, 2011 (R$5,686.4 as of December 31, 2010) presenting an increase of 40.5%. Such increase is related to the export credit lines, which increased approximately 160.9%, meaning R$1,097.3 aiming to finance the Company’s working capital. Current liabilities represented 26.6% of total liabilities, compared to 20.5% from the previous year.

Short-term loans and financing

Short-term debts, including the current portion of long-term debt with financial institutions totaled R$3,452.4 as of December 31, 2011 (R$2,222.7 as of December 31, 2010), presenting a growth of 55.0%. The increase of the debts is related to the funding for the export credit lines to finance the Company’s working capital.

Accounts Payable

Debts to suppliers of raw materials, materials and services that are necessary to the operational activities of the Company amounted to R$2,681.3 as of December 31, 2011 and R$2,059.2 as of December 31, 2010, increasing 30.2%. This increase is related to the growth of the production and the costs of the main raw materials, such as soybean meal (5.1%).

Non-current liabilities

As of December 31, 2011 non-current liabilities totaled R$8,428.6 (R$7,885.7 as of December 31, 2010), representing a decrease of R$542.9 during the year, mainly due to the higher amount transferred from long-term to short-term and to the reduction of the provision for civil risks.

Long-term loans and financing

Long-term debts with financial institutions totaled R$4,601.0 as of December 31, 2011 and R$4,975.2 as of December 31, 2010, representing a decrease of R$542.9. This decrease is a consequence of the transference of the debt from the long-term to the short-term.

Shareholder´s Equity

The shareholders’ equity of 2011 corresponded to R$14,110.0 (R$13,636.5 as of December 31, 2010). There was an increase of 3.5% derived from the variation of the following groups: reserve for expansion in the amount of R$305.2; reserve for capital increase in the amount of R$265.3; legal reserve in the amount of R$68.4 and reserve for government grants in the amount of R$56.5.

Main variations in the consolidated balance sheet, comparing December 31, 2010 to December 31, 2009.

Current Assets

Current assets totaled R$9,852.1 on December 31, 2010 and R$10,677.9 on December 31, 2009, representing a decrease of R$825.8, mainly due to the financial investments in the amount of R$1,481.7. The accounts receivable from customers increased R$424.3 as a consequence of the sales revenue growth. The reduction of financial applications plus the generation of operational cash was allocated primarily to the reduction of loans and increase on the Company’s investments. As of December 31, 2010, current assets represented 35.5% of the total assets, when compared to 37.6% from the previous year.

Cash and cash equivalents

The group presented a decrease of 25.2%, from R$4,243.8 as of December 31, 2009 to R$3,174.4 as of December 31, 2010 as a result, mainly to the financial investments redemption utilized for the settlement of the indebtedness from the wholly-owned subsidiary Sadia.

Trade accounts receivable, net

Trade accounts receivable totaled R$2,565.0 as of December 31, 2010, increasing 19.8% when compared to December 31, 2009, which totaled R$2,140.7. Such increase is a consequence of the growth of sales revenue.

Inventories

As of December 31, 2010, inventories amounted to R$2,135.8 (R$2,225.5 as of December 31, 2009), representing a decrease of 5.3%. There was a decrease in finished goods in tem amount of R$216.9 due to a better sales performance in the current year, while in the end of the prior year the inventories levels were high due to a lower demand in the foreign market. The remaining inventories items increased R$97.2. The poultry, pork and beef in formation to be slaughtered, are classified as biological assets, in the current assets and totalized R$900.7 on December 31, 2010 (R$865.5 on December 31, 2009).

The poultry and pork for production, breeding stocks with the purpose of generating new biological assets, are classified as biological assets, in the noncurrent assets and totalized  R$377.7 on December 31, 2010 (R$391.2 on December 31,  2009).

Recoverable taxes

The recoverable taxes balance corresponded to R$695.9 on December 31, 20101 and R$745,6 on December 31, 2009. Such credits, which are expected to be compensated in the 2011 fiscal year, basically refers to ICMS, PIS, COFINS, Income Taxes and Social Contribution. The export activity, reduced taxes rates in the domestic market, investments in fixed assets and investments in marketable securities provided credits superior to debits generated in the sales.

Noncurrent assets

The noncurrent assets amounted to R$17,899.4 on December 31, 2010 and R$17,705.7 on December 31, 2009; increasing R$193.7. The increase is related to investments in property, plant and equipment and the deferred recoverable taxes, which fluctuations amounted R$368.1. On the other hand, there was a reduction of R$299.0 in the balance of marketable securities.

Recoverable Taxes

The recoverable taxes balance increased R$114.3; reaching R$767.4 on December 31, 2010, as well as, in the current assets refers basically to ICMS, PIS, COFINS, Income Taxes and Social Contribution Taxes, subject to future offsets.

Deferred income taxes

The deferred income taxes balance totalized R$2,487.6 on December 31, 2010 and R$2,426.4 on December 31, 2009. The balance comprises net operating losses and temporary differences. The realization of such assets will occur as long as the contingencies are settled and profits generated.

Property, plant and equipment

The balance increased R$192.6, totalizing R$9,066.8 on December 31, 2010 and R$8,874.2 on December 31, 2009. The acquisitions amounted to R$693.3 disposals, depreciations and the fair value due to business combination with Sadia totalized R$504.1. Among the acquisitions the following are highlighted: expansion of R$116.4, of Campos Novos - SC R$75.1, constructions in progress in Sadia mainly related to the Lucas do Rio Verde and  Vitória de Santo Antão in the amount of R$198.1.

Intangible

The balance totalized R$4,247.3 on December 31, 2010 and R$4,276.5 on December 31, 2009; and comprises: goodwill in the amount R$2,833.0 and the trademark of R$1,256.0.

Current liabilities

The current liabilities totalized R$5,621.2 on December 31, 2010 and R$6,267.9 on December 31, 2009; a reduction of 10.3%, mainly in the debt with financial institutions due to the payment of Sadia’s outstanding loans.

Financing and loans

The short term debt, including the short term portion of non current debt totalized on December 31, 2010 R$2,227.7 and on December 31, 2009 R$3,202.7, a reduction of 30.4%. The reduction on the debt is mainly due to the payment of Sadia’s outstanding loans.

Suppliers

The suppliers balance R$2,059.2 on December 31, 2010 and R$1,905.4 on December 31, 2009, increasing 8.1%, above the increase in the cost of goods sold which increased 33.2% and are related to the purchase policy and the prices behavior of the main raw materials.

Noncurrent liabilities

Totalized R$8,493.8 on December 31, 2010 and R$9,120.0 on December 31, 2009; reducing 6.9%, mainly due to the payment of Sadia’s outstanding loan.

Financing and loans

The noncurrent debt totalized R$4,975.2 on December 31, 2010 and R$5,853.5 on December 31, 2009, reducing R$878.3, mainly due to the payment of Sadia’s outstanding loan.

Tax, labor and civil contingencies

The tax, labor and civil contingencies totalized R$1,118.9 on December 31, 2010 and R$1,031.6 on December 31, 2009.  The balance is related to the lawsuits which the outcomes are considered probable, being: tax R$859.9, labor R$110.1, civil R$148.9.

Deferred income taxes

Totalized R$1,635.7 on December 31, 2010 and R$1,456.4 on December 31, 2009. The amount of R$1,124.4 refers to net operating losses and temporary differences in the amount of R$511.3.

Shareholders’ equity

The shareholders’ equity totalized R$13,636.5, while in the end of the 2010 fiscal year amounted to R$12,995.7. There was an increase of 4.9% due to the net profit of R$806.8, reduced by the interest on own capital in the amount of R$262.5.

Main variations in the consolidated balance sheet, comparing December 31, 2009 to December 31, 2008.

Current assets

Our current assets amounted to R$10,677.9 on December 31, 2009 up from the R$5,917.4 reported the previous year, due to a R$2,267.8 increase in cash & cash equivalents and cash investment accounts derived from the proceeds the Company obtained from a share issue. Trade accounts receivables, inventories and tax credits in general and other current assets grew owing to the business association with Sadia on July 8, 2009. On December 31, 2009, current assets accounted for 37.6% of total assets, against 52.7% in the previous year.

Cash and cash equivalents

Increased 114.8% from R$1,976.0 December 31, 2008 to R$4,243.8 on December 2009, related to the share issue, net of the amounts transferred to Sadia to settle the subsidiary’s debt.

Trade account receivable, net

Our trade accounts receivables amounted to R$2,140.7 on December 31, 2009, up 55.3% from the previous year’s R$1,378.0. The increase derives from the business combination with Sadia.

Inventories

Increased 75.5% to R$2,255.5 on December 31, 2009, from the R$1,285.4  reported in the prior year.

Poultry, pork and bovine in formation for slaughter were recorded as biological assets under current assets at a total R$865.5 on December 31, 2009 (R$427.4 on December 31, 2008).

Breeding poultry and swine, parents designed to produce new biological assets, were recorded as biological assets under non-current assets at a total R$391.2 on December 31, 2009 (R$158.8 on December 31, 2008).

Inventories of finished products, slaughter and breeding animals, raw materials and advances to suppliers grew significantly in the wake of the business combination with Sadia.

Noncurrent assets

Increased R$12,388.9 million, from R$5,316.8 on December 31, 2008 to R$17,705.7 the following year. The increase results partly from the share issue proceeds (portion recorded in the long-term deposits), as well as tax credits and deferred income tax and the business combination with Sadia.

Recoverable taxes

Increased R$505.6 to R$653.0 on December 31, 2009, due to the business combination with Sadia. These refer basically to credits for ICMS, PIS, COFINS, income tax and social contribution, to be offset in the future.

Deferred income tax

Totalized R$2,426.4 on December 31, 2009 from the R$550.8 reported in the prior year. These are income tax and social contribution credits on losses, premiums and other temporary differences. Realization of these deferred assets will occur as contingencies are met and profits flow in. The increase results from the business combination with Sadia

Property, plant and equipment

The property, plant and equipment increased 223% to R$8,874.2 on December 31, 2009 from the R$2,747.8 reported in the prior year. The R$5,981.7 increase is a result of the business combination with Sadia.

Intangible assets

Amounted to R$4,276.5 on December 31, 2009 against R$1,557.6 on December 31, 2008. It refers basically to goodwill and trademarks and the effect of the business combination with Sadia.

Current liability

Increased 98.3% to R$6,267.9 on December 31, 2009 from the R$3,160.0 on December 31, 2008, particularly in debt to financial institutions and suppliers in the wake of the business combination with Sadia.

Short-term Loans and Financing

Short-term debt, including the current portion of the long-term debt to financial institutions, amounted to R$3,202.7 on December 31, 2009, up 102.8% from the prior year’s R$1,578.9 million. The higher debt is primarily related to the business combination with Sadia.

Trade accounts payable

Trade accounts payables increased 75.9% to R$1,905.4 on December 31, 2009 from R$1,083.4 on December 31, 2008, as a result of the business combination with Sadia.

Noncurrent Liability

Increased R$4,971.4 million in the current year to R$9,120.1 on December 31, 2009 from R$4,148.7 on December 31, 2008, due to the business combination with Sadia.

Long-term Loans and Financing

Long-term debt to financial institutions amounted to R$5,853.4 on December 31, 2009, an additional R$2,133.7 million from the prior year’s R$3,719.7. The debt increase results from the business combination with Sadia.

Tax, labor and commercial contingencies

Increased R$1,031.6 on December 31, 2009 from R$ 219.1 on December 31, 2008. These are contingency provisions where losses are likely.  The increase results from the business combination with Sadia.

Deferred income tax

Totaled R$1,456.4 on December 31, 2009 from R$ 73.3 on December 31, 2008. This refers to income tax and social contribution related to business combination with Sadia.

Shareholders’ equity

The shareholders’ equity totalized R$12,995.7 on December 31, 2009, up from the previous year’s R$ 3,925.3 million. A growth of 231% was reported particularly following the R$ 5,290.0 million capital injection from the share issue, the R$3,818.4 million paid-in with HFF’s and Sadia’s shares and a  R$ 98.7 million profit from the fiscal year, pared down by the R$100.0 million paid in interest on own capital.

Item 10.2. itens a. b. e c.

Transition to International Financial Reporting Standards

We have changed our consolidated financial reporting from accounting principles generally accepted in Brazilian GAAP to IFRS, as issued by the IASB. We adopted IFRS for the fiscal year ended December 31, 2010 and retrospectively applied IFRS to the fiscal year ended December 31, 2009 for comparative purposes. The transition date for our adoption of IFRS was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with these new accounting practices. IFRS differs in certain significant respects from U.S. GAAP.

Note 3 to our consolidated financial statements describes the accounting pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis) and approved by the CVM that govern the transition to IFRS and have been adopted by our company.  Note 3 also contains a reconciliation of shareholders’ equity and net income recorded under Brazilian GAAP as of and for the year ended December 31, 2009 to the amounts recorded under IFRS.

Limitation on Comparability of Our Financial Statements

Business Combination with Sadia – Our results of operations for 2010 include the results of operations of Sadia for the full year.  However, our results of operations for 2009 include the results of operations of Sadia since July 8, 2009 and, therefore, are not fully comparable to our results of operations for the year ended December 31, 2010.

Sadia’s results of operations were fully consolidated as from July 8, 2009, when the common shareholders of BRF, Sadia and HFF, a holding company formed by the controlling shareholders of Sadia for the purposes of the acquisition, approved our business combination with Sadia. Consequently, our results of operations for the year ended December 31, 2009 include the results of operations of Sadia only for the period subsequent to the July 8, 2009 acquisition date.

For more information on our acquisitions in 2009, including the business combination with Sadia, see “Item 10.3 Events with significant effects occurred and expected in the financial statements and note 7.1 to our consolidated financial statements.

Results of Operations as a Percentage of Net Sales

The following discussion should be read in conjunction with our consolidated financial statements.  The following table sets forth the components of our results of operations as a percentage of net sales for 2011, 2010 and for 2009 on a historical basis.

		Years Ended December 31
	2011	2010	2009
	(%)	(%)	(%)
Net sales	100,0	100,0	100,0
Cost of sales	74,1	74,7	80,0
Gross profit	25,9	25,3	20,0
Operating expenses:
Sales expenses	14,9	15,5	16,2
General and administrative expenses	1,7	1,5	1,4
Other operating expenses	1,6	1,7	1,9
Equity interest in income of subsidiaries	0,03	0,0	0,0
Operating income	7,8	6,5	0,5
Financial income (expenses), net	1,9	2,1	1,7
Income before taxes and participation of non-controlling shareholders	5,9	4,4	2,1
Income and social contribution taxes	0,6	0,9	1,4
Net income	5,3	3,5	0,7
Attributable to:	5,3	3,5	0,8
BRF shareholders	0,0	0,0	0,1

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

 ICMS Taxes — ICMS is a state value-added tax on our gross sales in the domestic market at a rate that varies by state and product sold. Our average ICMS tax rate in 2010 was 8.8%.

PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the domestic market at the rates of 1.65% for PIS and 7.60% for COFINS in 2010.

Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes.  As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the years ended December 31, 2010 and 2009:

	As of December 31,
	2010	2009
Gross sales:	(in millions of reais)
Domestic sales	16,607	11,619
Foreign sales	9,427	6,749
	26,034	18,368
Sales deductions
Sales tax	(2,759)	(2,059)
Refunds and rebates	(594)	(403)
Net sales	22,681	15,906

Segment Presentation

We operate in two business segments: the domestic market and the export market. In each market, we produce and distribute:

-  meat products, such as meat cuts (which we refer to as in natura meat), including poultry, pork and beef, and processed meats;

- dairy products, including milk and other dairy products;

- other processed products, such as lasagnas, pizzas and cheese bread; and

- other products, such as soy meal and refined soy flour.

We report net sales by market. Because we use the same assets to produce products for both our domestic and export market, we do not identify assets by market.  See note 6 to our consolidated financial statements for a breakdown of net sales by segment and product line.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following tables provide a comparison of results of operation on December 31, 2011 and December 31, 2010, based on the consolidated financial statements prepared in accordance with IFRS.

 From the year 2011, the BRF has included a larger opening of market segmentation, as described above.

Net Sales – BRF registered net operating sales of R$ 25.7 billion in the year, 13.3% higher, principally supported by good performance in the domestic market and the Food Service segment. In 4Q11, net operating revenue totaled R$ 7.1 billion, a 10.9% increase, driven by the commercialization of the festive line of products (year-end holiday season).

Domestic Market

Domestic market sales evolved 14.3% to R$ 11.6 billion, a period marked by lower robust consumption rates compared with 2010. Additionally, the increase in the price of commodities exerted upward pressure on production costs. On the other hand, price and cost management policy, the efforts made to improve sales team productivity and investments in innovation contributed positively to results.

Meats –  Despite an increase in costs – more especially those of grains – the meats segment posted a 18% improvement in revenue with the commercialization of 1.8 million tons in the year. Total revenue was R$ 9 billion.

Other processed products – In 2011, BRF dedicated special attention to innovation in the frozen product business. The distribution of the Sadia-branded products under the Escondidinho label was expanded throughout Brazil and reported excellent sales performance. The Perdigão Meu Menu line was also expanded, consumer reception being particularly good. Total revenue for the segment was R$ 2.0 billion, a growth of 2.3%.

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	2011	2010	% Ch.	2011	2010	% Ch.
Meats	1,760	1,664	6	9,032	7,652	18
In Natura	379	350	8	1,887	1,632	16
Poultry	251	232	8	1,112	933	19
Pork/Beef	128	118	8	774	699	11
Elaborated/Processed (Meats)	1,381	1,314	5	7,145	6,020	19
Other Processed	429	446	(4)	2,043	1,996	2
Others sales	440	389	13	555	529	5
Total	2,629	2,499	5	11,630	10,177	14
Processed	1,810	1,760	3	9,188	8,017	15
% Total Sales	69%	70%		79%	79%

External Market

Operations in the international market developed satisfactorily in 2011. Despite oscillations in foreign exchange rates, the economic crisis in Europe, the Russian trade ban on Brazilian meat imports and the escalating costs of commodities, net sales grew 12.3% to R$ 10 billion, equivalent to a volume of 2.2 million tons, 1.2% lower than the preceding year due to the strategy of prioritizing wider margins.

Some markets such as Europe, Japan, China and Singapore helped drive a positive performance while the Middle East and Egypt, affected by popular uprisings (the Arab Spring), as well as Iraq, reported a weaker business climate. The European Plusfood division turned in results above forecast reflecting strategic changes in the client and product portfolios and the modernization of the industrial unit in the Netherlands.

Market performance

Far East – Volumes grew 4% and revenues, 20.1% in the year despite pressure to reduce prices in the final quarter in the Japanese market, which had performed well up to the end of the first half.  We expect margins to be squeezed in this market until local inventories adjust to demand.

Eurasia – Revenues fell 26.6%, with volumes also down 31.5% due to the Russian ban on imports from the majority of Brazilian exporting plants. The ban has since been lifted and exports should normalize as from February 2012. However, the Ukraine took a large part of the volume originally destined for Russia, alleviating most of the negative impact of these import restrictions.

Europe – In this region, difficulties in some countries, especially Greece, Italy and Portugal have had no impact on our businesses. Sales revenue in this market increased 8.1%, albeit on lower volumes of 9.2% due to the Company’s switch in strategic focus to higher value added particularly in the case of those products made at Plusfood, which expanded its portfolio, doubling our production capacity in Europe.

Middle East – Sales revenue was up 5.7% on stable volume. Margins were squeezed for products such as chicken griller – a heavily demanded product in this market, more especially in the 2H11. However, while our marketing campaigns focused on the religious period of Ramadan with the objective of further enhancing customer loyalty to the Sadia brand - Top of Mind in the region -, it also served to relieve some of the pressure on margins for in natura products. The Company’s objective in this market is to add value by building a new industrial unit in the United Arab Emirates focused on the production of processed products (breaded products, hamburgers, etc.).

South America – Revenues increased 55.2% and volumes 14.8%. In addition to growing demand in these markets, business benefited from the incorporation of the acquired Avex and Dánica operations as from 4Q11 in Argentina.

Africa and other countries – In Africa, the Company continued to pursue its principal objective of improving relationships with some distributors in those regions of the continent considered strategic, the area as a whole growing sales revenue by 32.7%, while in other countries growth was 51.7%.

	THOUSAND TONS			R$ MILLION
EXPORTS	2011	2010	% Ch.	2011	2010	% Ch.
Meats	2,153	2,220	(3)	9,876	8,890	11
In Natura	1,840	1,875	(2)	8,126	7,238	12
Poultry	1,582	1,594	(1)	6,572	5,724	15
Pork/Beef	258	281	(8)	1,554	1,513	3
Elaborated/Processed (Meats)	313	345	(9)	1,750	1,652	6
Other Processed	24	18	28	175	91	93
Others sales	40	6	-	42	4	-
Total	2,217	2,244	(1)	10,093	8,985	12
Processed	337	363	(7)	1,925	1,743	10
% Total Sales	15%	16%	-	19%	19%	-

Dairy products – An improved product mix was instrumental in increasing the dairy product sales revenue 9.8% to R$ 2.5 billion. The atypical spike in sugar and the continual upward pressure on milk prices paid to the producers, pressured production costs in the segment.

Some important  steps were taken in remodeling the industrial complex in this segment and launching the Naturis line, Sadia-branded danbo and mozzarella cheeses and the ecologically correct packaging for Batavo milk.

	THOUSAND TONS			R$ MILLION
DAIRY	2011	2010	% Ch.	2011	2010	% Ch.
Dairy Products	1,071	1,078	(1)	2,539	2,312	10
Milk	861	873	(1)	1,720	1,586	9
Dairy Products- processed	209	205	2	818	726	13

Food Service – In 2011, this segment reported a performance which was better than the average for the market. This reflects the importance of the Food Service business in the Company’s expansion strategy in a process which adds in customer service as a competitive differential. Sales revenue increased 19.7% to R$ 1.4 billion. The result is largely due to the growth in the consumption of away-from-home meals, increased purchasing power nation-wide, more especially the C class, and by the increase in food service chains as a result of a growing number of shopping malls not only in the major cities but also in upcountry areas. The management model for the area contributed to results, reflecting the adoption of processes representing the best practices of both Sadia and Perdigão following the effective merger of the two. Examples are the added value in the delivery of beef and the improved focus on the service provider areas with dedicated portfolio and commercialization areas. In addition, the adding of value in the positioning of the global accounts contributed to the performance of the Food Service segment.

	THOUSAND TONS			R$ MILLION
FOOD SERVICE	2011	2010	% Ch.	2011	2010	% Ch.
TOTAL	275	240	14.7	1,444	1,207	19.7

The table below shows the breakdown of average prices for domestic sales on a combined basis.

	Average Sales Price
	2011	2010	Var.
	(in reais per kg)		(%)
Domestic Market	4.42	4.07	8.6
External Market	4.55	4.00	13.7
Dairy	2.37	2.14	10.6
Food Service	5.25	5.04	4.3

Cost of Sales – The cost of sales rose 12.4% to R$ 19 billion. Although the cost of the principal raw materials – corn and soybeans – increased 38% for corn and 15% for soybeans during the year and there was also pressure from other costs such as direct raw materials, COGS was 74.1% of net sales, 60 basis points lower than the preceding year, principally due to captured synergies.

In 4Q11, the cost of sales reported a year-on-year 13% increase, representing a 130 basis points rise in COGS from 71.3% to 72.6%.  4Q10 benefited from a well adjusted inventory policy both for raw materials as well as seasonal products, built up to confront grain costs.

Gross Profit and Gross Margin – Gross Profit amounted to R$ 6.7 billion, a gain of 16.2%, reflecting an improvement of 60 basis points, or 0.6 percentage points in gross margin, which increased from 25.3% to reach 25.9% of net sales, supported by revenue performance and synergy gains. In 4Q11, Gross Profit amounted to R$ 1.9 billion – a year-on-year increase of 5.8%, which we consider positive given the excellent performance in 4Q10 when costs were lower.

Operating Expenses – Operating expenses were 10.6% higher due to a rise of 40.2% in fixed commercial expenses and 28.2% in administrative expenses due to investments in the implementation of IT systems and in consultancy work related to the merger. However, variable commercial expenses fell 18.3% thanks to gains in synergies due to a reduction in logistics costs. In 4Q11, operating expenses amounted to R$ 1.2 billion – 17.4% higher, also a reflection of the increase in fixed commercial overheads and administrative expenses/management compensation.

Other Operating Results – The amount of R$ 402.7 million in other operating results is 2.2% higher than the preceding year and incorporates income from the reversal of provisions, recovery of expenses, benefits plan and insurance claims. Expenses include: costs with the pre-operational phase of the new industrial units, loss damages, provision for tax and civil risks. In line with IFRS rules, participations in profits are also booked to this item.

Operating Profit and Margin – The Company recorded an operating margin which was 130 basis points higher – from 6.5% to 7.8%, the operating result indicative of the improvement in business performance. Operating income before financial expenses (EBIT) reached R$ 2 billion, a gain of 34.8%.

However in 4Q11, there was a decline of 9.2% to R$ 508 million in operating profit – EBIT, equivalent to an operating margin of 7.2% (150 basis points below the figure registered in 4Q10). This reflects greater pressures from costs of the principal raw materials, direct materials, exports and a one-off spike in fixed commercial and administrative expenses.

Financial – Net financial expenses totaled R$ 479.5 million (0.7% lower) and remained largely unchanged in relation to the preceding year. While currency volatility during the course of the year had an impact on increased outstanding debt and financial overheads, efficient risk management and the adoption of best practices of hedge accounting mitigated the adverse effects on financial result.

In addition to the foreign exchange translation effect, allocation of cash to investments in Capex  and acquisitions made during the year, increased net debt by 48.7% to R$ 5.4 billion, resulting in a net debt/EBITDA ratio of 1.7 times, with a book currency exposure of US$ 470.7 million.

In 4Q11, financial expenses were 21.6% higher than the same period in 2010 due to the foreign exchange translation effect on loans, financing and other currency denominated liabilities as well as a loss on the conversion of overseas investments.

In the light of the high level of exports, the company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the Company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for conducting hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover continues to permit significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

In 12.31.11, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 645.2 million with a reduction in currency exposure in the balance sheet of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,360 million + EUR 316 million + GBP 69,3 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

	R$ Million		12.31.2011		12.31.2010
	DEBT	Current	Non current	TOTAL	TOTAL	% Ch.
	Local Currency	1,814	1,515	3,330	3,216	4
	Foreing Currency	1,909	3,086	4,995	4,069	23
	Gross Debt	3,723	4,601	8,324	7,285	14
	Cash Investments
	Local Currency	1,133	70	1,203	1,059	14
	Foreing Currency	1,630	83	1,713	2,592	(34)
	Total Cash Investments	2,763	153	2,916	3,651	(20)
	Net Accounting Debt	960	4,448	5,408	3,634	49
Debt profile	Exchange Rate Exposure - US$ Million			471	(85)	-

Income Tax and Social Contribution – Income tax and social contribution totaled R$ 156.5 million for the year, 20.3% lower, due to differences in tax rates on the earnings of foreign subsidiaries and the foreign exchange translation effect on overseas investments. However, in 4Q11, the Company booked R$ 215 million under this item with respect to the constitution of a provision for losses of income tax and deferred social contribution on tax losses and negative base for social contribution on net income and not to be used following the incorporation of Sadia into BRF, expected for 2012, in line with CPC 24 (Subsequent Events – IAS 10), and CPC 32 (Taxes on Profits – IAS 12). The foregoing value reflects Management’s current best estimates. The final impact of Sadia’s incorporation with BRF will be calculated as at 31 December 2012. The provision will not affect the amount of dividends proposed/distributed relative to fiscal year 2011, and relating to the dividend distribution through the intermediary of payment of interest on shareholders’ equity.

Net Income and Net Margin – Net income was R$ 1.4 billion in the year with a net margin of 5.3%, an increase of 70.1% in relation to the preceding year, reflecting BRF’s good operating performance and synergies captured – this despite the twin challenges of exports and associated currency volatility. In 4Q11, net income reached R$ 121 million, 66.4% down due to the factors explained above.

As mentioned in the previous item, a provision was constituted in 4Q11 for the future incorporation of Sadia. Excluding this effect, the adjusted net income for the year would have been R$ 1.6 billion,  an increase of 96.8%, with a net margin of de 6.2% and R$ 336 million in 4Q11, 6.7% lower and equivalent to net margin of  4.7%.

EBITDA – EBITDA reached R$ 3.2 billion, 23.1% higher, recording a gain of 100 basis points in relation to the preceding year, building in the improvement in results and synergy gains in commercial cost and expense variables. On a year-on-year comparative basis, 4Q11 reported a reduction of 4.1%. In spite of factors already discussed such as: pricing pressure in some export markets, pressure from grain prices – reflecting in higher production costs for the principal raw materials, and strikes in the port of Itajai delaying shipments due to the need for diversion to other port causing the Company to turn in a narrower EBITDA margin, there was significant cash generation in 4Q11.

	EBITDA - R$ Million	4Q11	4Q10	% Ch.	2011	2010	% Ch.
	Net Income	121	360	(66)	1,367	804	70
	Non Controlling Shareholders	2	(0)	-	(2)	1	-
	Income Tax and Social Contribution	200	48	319	157	196	(20)
	Net Financial	186	153	22	480	483	(1)
	Equity Accounting and Other Operating Result	187	195	(4)	357	370	(4)
	Depreciation, Amortization and Depletion	224	204	10	886	780	14
Ebitda breakdown	= EBITDA	920	959	(4)	3,244	2,635	23

Comments on the performance of the results for the fiscal year ending December 31, 2010, compared to December 31, 2009.

The following tables provide a comparison of the results of the operation on 31 December 2010 and December 31, 2009, based on the consolidated financial statements prepared in accordance with IFRS.

To facilitate the comparison of two periods, we present some data from the sales volume and prices on a combined basis in order to give effect to the acquisition of Sadia as if it had occurred on January 1, 2009. This combined sales volume of information and the average sales price are not in accordance with IFRS and do not give effect to any pro forma adjustments related to business combination.

Net Sales

Our net sales increased 8.3% to R$22.7 billion in 2010 from R$20.9 billion in 2009, primarily due to on a pro-forma basis and 42.6% higher according to CL(Corporate Law) figures considering the incorporation of results for Sadia as from July 2009, partially due to the results in 4Q10.

Net sales reached R$ 6.4 billion in 4Q10, a 20.6% increase and a growth of 12.2% in relation to 3Q10, particularly boosted by the domestic market with sales of year-end holiday products to the Brazilian market and an improved export performance.

Domestic Market

BRF has successfully maintained its market share for the principal product categories thanks to innovative initiatives, product launches and brand sustainability campaigns in addition to the hands on management of prices and costs. In all segments, including dairy products, BRF has prioritized commercialization margin (value share) over to market share.

Sales to the domestic market totaled R$13.5 billion, a growth of 11.3% against the preceding year. The Company sold 3.8 million tons of product, 4.9% higher than 2009 on a pro-forma basis. Thanks to these results, margins were restored to pre-crisis levels.

In the fourth quarter, domestic market sales posted growth of 22% at R$ 4.0 billion and total volumes 9.8% higher.

The buoyant domestic market associated with an increase in real incomes in a scenario of full employment in conjunction with rising consumption among the emerging social classes, have helped stimulate demand and  sales to all  segments, especially those directed towards lines catering for products traditional to the year–end holiday period.

Corporate Law:
	THOUSAND TONS				R$ MILLION		AVERAGE PRICE
Domestic Market - CL	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.
Meats	1,837	1,284	43	8,669	5,777	50	4.7	4.5	5
Dairy Products	1,076	1,001	7	2,292	2,139	7	2.1	2.1	(0)
Other Processed	455	254	79	2,026	1,015	100	4.5	4.0	11
Soybean Products/ Others	389	362	8	529	438	21	1.4	1.2	12
Total	3,756	2,901	29	13,515	9,370	44	3.6	3.2	11

Pro forma:

PRO FORMA	THOUSAND TONS			R$ MILLION			AVERAGE PRICE
Domestic Market	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.
Meats	1,837	1,723	7	8,669	7,845	11	4.7	4.6	4
Dairy Products	1,076	1,001	7	2,292	2,139	7	2.1	2.1	(0)
Other Processed	455	402	13	2,026	1,612	26	4.5	4.0	11
Soybean Products/ Others	389	454	(14)	529	551	(4)	1.4	1.2	12
Total	3,756	3,580	5	13,515	12,148	11	3.6	3.4	6

Meats - The segment posted an increase of 10.5% in sales and 6.6% in volume. The recovery in in natura meat exports helped to steady supplies of product to the domestic market sustaining prices and the sale of items with greater added value. As a result, average prices remained 3.6% above those registered for 2009 on a pro-forma basis while processed products registered an improvement of 690 basis points for the year.

Due to the excellent demand for traditional year-end holiday products, 4Q10 reported sales 22,9% higher for meats, with a 10,4% increase in volume. The operating margin for higher added value products posted growth of 4.7 percentage points compared with 4Q09.

Dairy Products – Net sales for the dairy product segment in 2010 recovered to 2008 levels ending the period totaling R$ 2.3 billion. Margins were squeezed by high prices paid to milk producers. Average prices continued in the same level of 2009. The year under review did not show the typical pattern of an on- and off-season, a fact that rendered management of costs and inventory even more difficult. Since these problems prevented margins returning to historical levels, BRF pursued a policy of preserving profitability in the segment which translated into a reduced market share for processed items and UHT milks.

Other processed products- Highlights for the year in this segment were Meu Menu, a line of ready-to-eat/cook, frozen and individual dishes for consumers that live alone, and Escondidinho, inspired by traditional recipes of Brazilian cuisine and directed towards the family market. The Company ran campaigns designed to consolidate the brands, taking full advantage of events with major popular appeal such as the World Soccer Tournament. Overall, market share remained stable – with the exception of margarines where there was growth. Total sales for the segment were R$ 2.0 billion, a growth of 25.7% while volume reached 454.9 thousand tons, a rise of 13.1% and 79%, respectively on a pro forma and CL basis. In the fourth quarter, growth was 27.3% and 10.5%, respectively, in sales and volumes.

Food Service – This segment is a strategic one in BRF’s growth plans with the food service market benefiting from a change in the habits of the Brazilian population, growth in incomes and a recovery in employment. According to the IBGE’s Family Budgets Survey, the percentage of expenses on food away from home rose from 24.1% (2002/2003) to 31.1% (2008/2009). Thanks to this trend and BRF’s investments in products and services, the segment posted a year-on-year increase of 13.1% in sales and 15% in volume.

BRF is the leading player in the Brazilian food service business, supplying the largest food service chains and franchises in the country and developing customized solutions for enhancing its services and proximity to the customer. This segment is present in all the major urban centers, BRF using a proprietary and dedicated fleet of delivery trucks in addition to maintaining high standards of quality and reliability.

Foreign Markets

In line with guidance from the anti-trust authority CADE, the merging of international sales has permitted gains in synergies and scale with better price and portfolio management. The Company has repositioned its brands, benefiting from the segmentation of the markets. Sadia has become a premium brand focused on higher added value and innovation. Perdix is positioned as a mainstream high brand, dedicated to the commercialization of large volumes and products attuned to local tastes. Borella, Halal, Fazenda and others have been maintained as brands which compete with local overseas food product industries.

BRF’s international division, Plusfood, with units in The Netherlands and the United Kingdom, is reinforcing its strategy with the manufacture of items destined for the European market. Examples are Perfect Portions, a standardized line of items for the food service business as well as specific products geared satisfying European consumer demand.

In 2010, export revenue increased 4.3% to R$ 9,2 billion on volumes of 2.3 million tons (5.9% greater) – pro-forma basis and a growth of 40.2% in sales revenue on a CL basis. In the fourth quarter, exports reached R$ 2.4 billion, representing an increase of 18.3%, and 4.2% up in volume.

Corporate Law:
	THOUSAND TONS				R$ MILLION		AVERAGE PRICE
Exports - CL	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.
Meats	2,278	1,623	40	9,051	6,445	40	4.0	4.0	0
Dairy Products	3	4	(28)	20	22	(10)	7.0	5.6	25
Other Processed	18	10	90	91	40	129	4.9	4.1	20
Soybean Products/ Others	6	9	(30)	4	29	(85)	0.7	3.4	(78)
Total	2,306	1,645	40	9,166	6,536	40	4.0	4.0	0

Pro forma

	THOUSAND TONS			R$ MILLION			AVERAGE PRICE
Exports	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.
Meats	2,278	2,147	6	9,051	8,618	5	4.0	4.0	(1)
Dairy Products	3	4	(28)	20	22	(10)	7.0	5.6	25
Other Processed	18	18	4	91	120	(24)	4.9	6.7	(27)
Soybean Products/ Others	6	9	(30)	4	29	(85)	0.7	3.4	(78)
Total	2,306	2,177	6	9,166	8,789	4	4.0	4.0	(2)

                 Meats – During the first half, full inventories in world markets depressed prices. In the light of this scenario, the Company adjusted its portfolio accordingly and by the second half with supply and demand back in balance, conditions had improved. However, the devaluation of US$ dollar against Reais, thus reducing revenues when translated into Reals, without reducing profitability.

Meat exports amounted to R$ 9.0 billion, 5% higher with volumes 6.1% up for the year. In 4Q10, export sales reached R$ 2.3 billion, an increase of 17.4% in export revenues and 3.9% in volume. Average prices in US dollars FOB (Free on Board), were 14% in relation to the preceding year. The appreciation of the real in relation to US Dollars resulted in price decline in terms of Reals and an overall reduction in export revenues also in local currency terms.

Dairy Products - The scenario of weaker international demand restricted sales volume on the overseas market with shipments recording a year-on-year decline of 28%. In the fourth quarter, volumes were 24.9% down, albeit with export revenues 11.2% higher. The Company is shortly to expand its unit in Argentina – a cheese manufacturer – to make it self-sustainable and to source of value-added exports. Argentina offers a stable supply of quality and competitively priced raw materials in addition to enjoying sanitary agreements with European countries making exports to these markets a feasible proposition.

Europe – The crisis in some countries – Greece, Ireland, Portugal and Spain – weakened the domestic economy and causing considerable instability throughout the year. Operations benefited from the pressure on international quotations for the principal grains (corn and soybeans), permitting an increase in prices to the European market. Expansion at Plusfood was instrumental in BRF enhancing its penetration in the region and the doubling of capacity at the Dutch unit is expected by mid- 2011. Production will be sold to such countries as Spain, Germany, Austria and Poland.

Middle East – These markets were severely pressured in the first half of last year due to high product inventory. Importers remained cautious, but resumed business in the second half. The Middle East continues to be BRF’s principal overseas market. Among the countries where there is major potential are Iraq, Jordan and Iran. In 2010, 15 new products under the Sadia brand name were launched in the region, a trend which is expected to increase in 2011.

Far East – The Japanese market reported an improvement in the prices for imported products with consumption remaining steady. In China, demand for BRF’s products continued strong especially following the opening of the Company’s office in the financial hub of Shanghai. BRF plans to leverage its business on the major growth potential presented by the Chinese market.

Eurasia – Demand from countries in the region remained strong both for poultry meat and pork products, resulting in higher prices and volumes.

Africa, Americas and other countries – There was an increase in the African market, especially for processed products with an improvement in volumes and prices. The region presents major growth potential for BRF’s products, more notably in countries such as Algeria, Tunisia, Egypt and Morocco, Mozambique, South Africa and Namibia as well as Angola.

With a proprietary distribution system in Argentina, Uruguay, Chile and Peru, sales to the region have been particularly strong for a new line of specialty ham products in Argentina and Uruguay, and Qualy light margarine in Chile.

Internationalization Project - BRF is structuring its Long-Term Internationalization Project focused on its international footprint for products with higher added value and distribution in its main operating regions.

Cost of Sales - For the year as a whole, cost of sales was 1.4% higher on a comparative pro-forma basis and 33.2% up on a Corporate Law basis, although also registering gains in the light of stronger proportional growth in net sales vis a vis cost of sales.

Costs of sales were 11.9% higher in 4Q10, the increase being proportionally less than sales revenue. This permitted a gain in gross margin despite the cost pressure from the principal raw materials – breeding stock, corn and soybeans - due to the highly volatile scenario for these commodities.

Taking into account Company performance in 4Q09 – this already a result of synergies arising from the integration of supplies and services – BRF reported a gain of 550 basis points, the cost of sales/net sales ratio increasing from 76.8% to 71.3%.

Gross Profit and Gross Margin – Gross Profits amounted to R$ 1.8 billion, an increase of 49.5% with a gross margin of 28.7 against 23.2%, driven by the growth in sales and the reduction in production costs in 4Q10 compared with 4Q09. For the accumulated period, Gross Profits amounted to R$ 5.7 billion – 35.8% higher on a pro-forma basis and 80.4% higher on a CL basis, reflecting a gradual and consistent recovery in performance.

Operating Expenses – The increase for this item was also proportionally less than that of sales for the quarter although 9.4% higher but taking into account expenses relating to investments in marketing, improvements to the IT system and disbursements with respect to consultancy work on the integration process and  new executive hires. As a result, the operating expenses/net sales ratio improved from 18.2% to 16.5%, a gain of 170 basis points in the quarter.

Consequently, operating expenses totaled R$ 3.9 billion in the year, 11.2% higher on pro-forma basis and 37.7% up on a Corporate Law basis.

Operating Income and Margin – Operating profit before other results, equity income and financial expenses was R$ 781.1 million, a significant gain of 197.8% on the back of the strong business performance, with an operating margin 730 basis points higher – increasing from 4.9% to 12.2% for the comparative quarters 4Q09/4Q10. The Company also posted a quarter-on-quarter gain of R$ 356 million in operating income. For the accumulated annual period there was a 6.4 percentage points gain in operating margin (pro-forma basis) reflecting the expected and gradual post-crisis recovery in the results, 396.3% up in Corporate Law terms, and with a nominal 378% pro-forma growth reaching R$ 1.8 billion in the operating result for the year.

Financial Results – BRF reported a reduction in the average cost of debt as well as a longer average debt maturity profile thanks to the financial discipline adopted in the debt restructuring plan. Significant reductions in net currency exposure have been possible thanks to the use of non-derivative instruments (currency denominated debt) for foreign exchange protection in line with hedge accounting standards. This has been responsible for major benefits from matching currency liability flows with export shipments. As a consequence of this process there has been a reduction in the volatility of financial expenses on a monthly basis.

Net debt for December 31 2010 was 13.3% less than reported in 2009, supported by operating results despite investments in capex, marketing and for synergy projects.

Net debt/EBITDA ratio fell to 1.38 times from 3.6 due to the improvement in cash generation posted in the year and the equilibrium between the Company’s net debt and operations. Consolidated currency exposure was US$ 76 million (asset position), contemplating the implemented hedge accounting policy, against US$ 1.1 billion (liability position) for the preceding year.

Net financial expenses in the quarter were R$ 152.5 million against a net financial expense of R$ 27.5 million in 4Q09. The result for the previous year was impacted by the positive effect of foreign exchange rate variation on the net currency exposure. On a pro-forma basis for the year, financial expenses amounted to R$ 483.1 million against R$ 617.3 million in financial income, principally due to the positive foreign exchange rate effect on net currency exposure throughout 2009. Meanwhile on Corporate Law basis, financial income accumulated R$ 262.5 million in 2009 due to the incorporation of Sadia’s results in July 2009.

The restructuring of the Sadia subsidiary’s debt was secured with the funds raised from a primary share issue totaling R$ 5.3 billion in July 2009. Of this amount, a total of R$ 3.5 billion was transferred to Sadia in 2009 via an Advance for Future Capital Increases (AFAC) and an intercompany loan, for anticipating payments, and thus reducing short term bank borrowings. A further R$1.2 billion was transferred during 2010.

On January 21 2010, BRF issued (10) ten-year bonds totaling US$750 million (bonds), maturing January 28 2020 and a coupon (interest) of 7.250% per annum (yield to maturity 7.375%), which shall fall due and be payable in semi-annual payments as from July 28 2010. This operation increased average debt maturity by one year.

Other Operating Results – In 4Q10, other operating results totaled R$222.6 million, 24.7% higher, and accumulating R$ 393.9 million for the year, 41.2% higher on a pro-forma basis and 30.1% up on a CL basis. This item largely reflects the costs of idle capacity – due to the pre-operational phase of the new industrial units in: Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Income tax and social contribution for the quarter was R$ 47.7 million against R$ 34.7 million in 4Q09, considering the appropriation of interest on shareholders’ equity declared for the final quarter of 2010. In the year, income tax and social contribution totaled R$196.5 million – 49.5% higher on a pro-forma basis, 120.2% higher in Corporate Law terms, due to the negative result recorded by Sadia in that period and the effects of the results from wholly owned overseas subsidiaries due to the currency translation impact.

Net Income and Net Margin – BRF posted a net income of R$ 360.2 million in the quarter on a net margin of 5.6%, a significant increase of 520 basis points a year on year improvement of 1,537.2%.  The improvement in net result reflects the better operating performance in the quarter. For the full year, net income reached R$ 804.1 million, a 125% increase on a pro-forma basis and 215.3% up on a CL basis based on the adjusted result of R$255 million reported for 2009 (including an additional R$ 132 million  reflecting the incorporation of Perdigão Agroindustrial in 1H09).

EBITDA – EBITDA reached R$ 959.1 million during 4Q10, registering a gain of 167.2% compared with 4Q09 and reflecting the Company’s consistent and the gradual improvements already incorporated in management forecasts. EBITDA margin was 15% against 6.8% (a significant gain of 820 basis points), with an additional gain of R$ 341.7 million in the quarter compared to 3Q10.

Operating cash generation for 2010 as measured by EBITDA (operating income before expenses, taxes and depreciation) was R$ 2.6 billion, 123.1% better than the same period in 2009 on a pro-forma basis and 202.6% on a Corporate Law basis. Principal factors contributing to this increase were: the larger volume of processed products sold in the domestic market, a gradual recovery seen in some important export markets, the reduction in production costs and commercial expenses and the synergies from the merging of processes already authorized by CADE such as in export business and the domestic market for in natura meat and the acquisition of some raw materials and services.

10.3. Events with significant effects occurred and expected, in the financial statements

a)    addition or elimination of segment information

In order to reflect the organizational changes in the Company, during the last quarter of 2011, the segment information began to be prepared considering 4 reportable segments, as follows: domestic market, foreign markets, dairy products and food service. The reportable segments identified primarily observe division by sales channel.

  Domestic market: includes the Company´s sales for inside the Brazilian territory, except those relating to products in the dairy and the food service channel.
  Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.
  Dairy products: includes the Company´s sales of milk and dairy products produced domestically and abroad.
  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign customers for food service category that includes bars, restaurants, kitchens, etc.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

  Poultry: involves the production and trade of whole birds and poultry cuts in natura.
  Pork and beef cuts: involves the production and trade of cuts in natura.
  Processed: involves the production and trade of processed foods, frozen and processed derivatives of poultry, pigs and cattle.
  Others processed: involves the production and trade of processed foods like margarine and vegetable products and soy.
  Milk: involves the production and trade of pasteurized and UHT milk.
  Dairy products and other drinks: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.
  Others: involves the production and trade of animal feed, soy meal and refined soy flour.

The informations for the year ended December 31, 2011 were restated for comparative purposes

The net sales for each one of the reportable operating segments are presented below:

Net sales	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Domestic market:
Poultry	1,112,291	933,060
Porks/beef	774,476	698,952
Processed products	7,144,983	6,020,439
Other processed	2,043,030	1,996,305
Other	555,215	528,670
	11,629,995	10,177,426
Foreign market:
Poultry	6,571,946	5,724,303
Porks/beef	1,554,086	1,513,269
Processed products	1,750,059	1,652,488
Other processed	175,160	90,747
Other	41,859	4,358
	10,093,110	8,985,165
Dairy products:
Milk	1,720,470	1,585,534
Dairy products	818,328	726,005
	2,538,798	2,311,539
Food service:
Poultry	301,272	228,432
Porks/beef	166,673	193,378
Processed products	884,639	755,190
Other processed	91,751	30,123
	1,444,335	1,207,123
	25,706,238	22,681,253

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Operating income:
Domestic market	1,249,386	1,035,764
Foreign market	558,783	319,115
Dairy products	(24,711)	(14,534)
Food service	217,671	144,235
	2,001,129	1,484,580

No customer was individually responsible for more than 5% of the total revenue earned in the twelve month period ended December 31, 2011.

Net revenues from exports originate in the segments of the foreign market, dairy products and food service, as shown below:

	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Export net income per market:
Foreign market	10,093,110	8,985,165
Dairy products	5,351	19,839
Food service	188,419	161,030
	10,286,880	9,166,034

Export net revenue by region is presented below:
	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Export net income per region:
Europe	1,882,425	1,742,101
Far East	2,301,806	1,916,511
Middle East	3,087,331	2,919,717
Eurasia (including Russia)	763,294	1,040,065
America / Africa / Other	2,252,024	1,547,640
	10,286,880	9,166,034

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit), and the allocation is presented below:

	BR GAAP and IFRS
	Consolidated
	Goodwill		Trademarks		Patents		Total
	12.31.11	12.31.10	12.31.11	12.31.10	12.31.11	12.31.10	12.31.11	12.31.10
Domestic market	1,153,790	1,153,790	1,065,478	1,065,478	4,894	5,332	2,224,162	2,224,600
Foreign market	1,074,384	959,708	190,522	190,522	-	-	1,264,906	1,150,230
Dairy products	664,102	637,937	-	-	-	-	664,102	637,937
Food service	81,539	81,539	-	-	-	-	81,539	81,539
	2,973,815	2,832,974	1,256,000	1,256,000	4,894	5,332	4,234,709	4,094,306

The Company performed the impairment test of the assets allocated to the reportable segments as depicted in the table above. The results are presented in note 18.

Information referring to the total assets by reportable segments is not being presented, as it is not comprised in the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

b)   constitution, acquisition or disposal of equity interest

As a result of the business combination with Avex, Flora Dánica and Heloísa, and also of the exercise of the call option of industrial plant from Copercampos, the Company evaluated the impacts of these transactions in the financial statements, as follows:

b.1) business combination – Avex S.A. and Flora Dánica S.A.

According to the Company’s strategic plan to become a worldwide player, on October 03, 2011, through the wholly-owned subsidiary Sadia Alimentos S.A., located in Argentina, the equity interest of 70.7% from Avex S.A. (“Avex”) was acquired and through this subsidiary, 100% of the equity interest of Flora Dánica S.A. and its subsidiaries Flora San Luis S.A. and GB Dan S.A. (“Dánica group”) was also acquired. These acquisitions were made in order to reinforce the Company’s brands in MERCOSUL, mainly by accessing the local market and expanding products portfolio and export platform.

Avex is a Company located in the city of Rio Cuarto, in Córdoba province, engaged in the poultry production as well as chilled and frozen chicken, sold as a whole and in cuts.

The acquiree contributed with net revenue of R$50,971 million and net income of R$2,039 million, since the date of acquisition to December 31, 2011 for the Company’s results.

During 2011, Avex net revenue totaled R$187,126 million (R$130,465 million on December 31, 2010). The values for the year of 2010 and the period of nine months ended September 30, 2011 were not audited by the independent auditors of the Company. Avex is the sixth largest participant in the Argentine poultry domestic market, with 4% of participation and its productive capacity is presented below:

Activity	Location	Productive capacity

Poultry slaughtering	Rio Cuarto, Córdoba	750,000 heads per week

Animal feed industry	Juárez Celman, Córdoba	40 ton per hour

Hatcheries	General Deheza, Córdoba	758.800 eggs per week

Termination poultry farm	Rio Cuarto, Córdoba	-

The company paid R$104,885 million in cash for the acquisition of Avex and the preliminary goodwill generated in the business combination corresponds to R$60,214 million, calculated as follows:

Cash consideration	104,885

Assets and liabilities acquired, net as of September 30, 2011	63,184
% acquisition	70.7%
Equivalent investment	44,671
Goodwill	60,214

Dánica group has an extensive distribution structure for dry, refrigerated and frozen goods, in addition to the exportation of products to South Cone and to the development of products for the food service segment. The group is the market leader in margarine (62%), vice leader in the production of sauces (20%) and its main brands are: Dánica, Manterina, Vegetalina, Danifesta and Primor.

The acquiree contributed with net revenue of R$50,490 million and net loss of R$1,715 million, since the date of acquisition to December 31, 2011, for the Company’s results. The net loss in the last quarter of 2011 is a result of the acquisition costs incurred.

During 2011, Dánica group’s net revenue totaled R$204,867 million (R$188,091 million as of December 31, 2010). The values for the year of 2010 and the period of nine months ended September 30, 2011 were not audited by the independent auditors of the Company. The headquarters of the group is located in Buenos Aires.

Activity	Localization	Productive capacity

Margarines and oils	Llavallo, Buenos Aires	4,000 ton per month

Sauces and mayonnaise	Villa Mercedes, San Luis	6,000 ton per month

Pasta and pastries	Avellaneda, Buenos Aires	350 ton per month

The Company paid R$83,448 million in cash for the acquisition of Dánica group and the preliminary goodwill generated in the business combination corresponds to R$53,423 million, calculated as follows:

Cash consideration	83,448

Assets and liabilities acquired, net as of September 30, 2011	30,025
% acquisition	100%
Equivalent investment	30,025
Goodwill	53,423

The primary reasons that support the goodwill for these acquisitions are the expected future profitability due to the possibility of business expansion in the Argentinean market from Avex and the relevance of the brands acquired and the supply chain from Dánica group. The independent appraisal reports are still in progress and the Management’s expectation is that they will be concluded within one year in accordance with the requirements of Deliberation CVM No. 665/11, when the final goodwill allocation and the respective accounting impacts will be set.

Management estimates that if the business combinations with Avex and Dánica group had occurred on January 1, 2011, the consolidated net revenue and net income for the year ended December 31, 2011 would be approximately R$26,130,421 million and R$1,366,135 million, respectively.

The pro forma amounts were determined based on the results generated from January 1, 2011 to September, 30 2011 and do not consider any future allocations of amortizations of the fair value of assets and liabilities.

b.2) business combination – Heloísa Ind. e Com. de Produtos Lácteos Ltda.

On December 1, 2011, the Company acquired 100% of the capital of Heloisa Indústria e Comércio de Produtos Lácteos Ltda. (“Heloísa”), focusing on the production of cheese and other dairy products. The total processing capacity of the subsidiary is 600,000 liters of milk per day. The acquisition of this business is aligned with the Company’s strategic plan for expand and add value to the dairy segment.

Heloísa was acquired by the amount of R$55,000 million and the preliminary goodwill generated in the business combination corresponds to R$26,165 million, calculated as follows:

Cash consideration	55,000

Assets and liabilities acquired, net as of December 1, 2011	28,835
% acquisition	100%
Equivalent investment	28,835
Goodwill	26,165

The primary reason that supports the goodwill for the acquisition is the expected future profitability due to the possibility of business expansion in the dairy segment. The independent appraisal reports are still in progress and the Management’s expectation is that they will be concluded within one year in accordance with the requirements of Deliberation CVM No. 665/11, when the final goodwill allocation and the respective accounting impacts will be set.

The acquiree contributed with net revenue of R$3,131 million and net loss of R$1,029 million, since the date of acquisition to December 31, 2011for the Company’s results.

Management estimates that if the business combinations with Heloísa had occurred on January 1, 2011, the consolidated net revenue and net income for the year ended on December 31, 2011 would be approximately R$25,712,851 million and R$1,347,191 million, respectively.

b.3) agreed exercise of the call option of industrial plant - Copercampos

On September 15, 2011, the Company exercised the right of the call option of the industrial plant from Copercampos, located in the City of Campos Novos, Santa Catarina State.

The plant comprises a pork slaughtering farm with a capacity of 7,000 heads per day.

The total amount invested by the Company in this transaction totaled R$154,537 million, from which R$79,447 million was paid out in 2011 and R$75,090 million in 2010.

The main objective of BRF with this transaction is to maximize the pork industrial processing, in order to gain efficiency and competitive advantage in this activity, looking for the major world markets.

c)    unusual events or transactions

c.1) acquisition of assets related to integration, production and slaughter of porks

With the purpose of acquiring assets related to integration, production and slaughter of porks, the Company made advanced payments in the amount of R$180,000 million.

CADE decided that this transaction could cause an adverse impact to the competitive market and rejected the acquisition. Thus, the Company and the seller dedicated their best efforts in order to identify another buyer for these assets and such negotiations are in an advanced stage. Management expects that the transaction will be concluded by the first semester of 2012.

The advanced payments are secured by statutory liens that corresponds to R$205,000 million.

Management does not expect any loss resulting from this operation.

c.2) approval for Merger of SADIA S.A.

According to the material fact released on February 9, 2012, the Board of Directors of the Company approved the merger of Sadia S.A. into BRF which will occur on December 31, 2012. The merger is part of the reorganization which started with the business combination between the two companies, which main purpose is to maximize synergies and to rationalize activities, with consequent reductions in administrative and operating costs and increased productivity.

The decision to merge Sadia into BRF resulted in losses of approximately R$215,205 million in the fiscal year of 2011 related to a valuation allowance for deferred income tax and social contribution over tax losses and negative base of social contribution on net income, which will not be utilized after the merger. The above value reflects Management´s best estimate at the date of these financial statements. The final monetary impact of the Sadia merger into BRF will be determined on December 31, 2012.

c.3) Performance Commitment Agreement

As disclosed on July 13, 2011, the Company, its wholly-owned subsidiary and the Administrative Council for Economic Defense (“CADE”) signed the Performance Commitment Agreement (“TCD”) which the main purpose was to establish measures to accomplish the following:

(1)           prevent that the merger between the Company and its subsidiary implies in the substantial elimination of the competition;

(2)           establish conditions to the existence of a strong competitor in the markets affected by the merger;

(3)           propitiate condition to the fast and efficient  entrance of competitors in the affected markets; and

(4)           ensure that the benefits originated from the merger be equally distributed among participants and consumers.

The measures established in the TCD are limited to the national territory, in certain markets and/or products category. The Company and its subsidiary are free to act in the whole foreign market, in the dairy products market and in the food service local market, as long as they do not interfere in the assumptions and effectiveness of TCD.

In order to attend the TCD’s purposes, the Company and its subsidiary committed to take the following measures:

(1)   disposal of the brands: Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Ellegant, Fiesta, Freski, Confiança, Doriana and Delicata, as well as all, the intellectual properties rights related to these brands;

jointly dispose all the assets and rights related to the  production plants:

Plant	State	Activity

Carambeí	PR	Pork slaughtering, finished goods processing, animal feed production, hatcheries and pork farms.
Três Passos	RS	Pork slaughtering, finished goods processing, hatcheries and pork farms.
Brasília	DF	Poultry slaughtering, finished goods processing, animal feed production, hatcheries and farms.
São Gonçalo	BA	Poultry slaughtering, finished goods processing, animal feed production, hatcheries and farms.
Salto Veloso	SC	Finished goods processing.
Bom Retiro do Sul	RS	Finished goods processing.
Lages	SC	Finished goods processing.
Duque de Caxias	RJ	Finished goods processing.
Várzea Grande	MS	Finished goods processing.
Valinhos	SP	Finished goods processing.
Excelsior	RS	Finished goods processing.

The total production capacity of the units to be disposed of must correspond to 730,000 tons p.a.

(2)   disposal of all the assets and rights related to the following distribution centers:

City	State
Salvador	BA
Duque de Caxias	RJ
Campinas	SP
Bauru	SP
Brasília	DF
São José dos Pinhais	PR
Ribeirão Preto	SP
Cubatão	SP

(3)   assignment of the entire portfolio of contracts with poultry and pork outgrowers, currently utilized in order to guarantee the supply to the specific processing plants listed in the item (2) above;

(4)   suspension of the use of the Perdigão  brand,  from the signing date of the disposal agreement, in the Brazilian territory, for the following products and periods:

Product	Term
Ham products	3 years
Pork commemorative kits	3 years
Smoke and pork sausage	3 years
Salamis	4 years
Lasagna	5 years
Frozen pizzas	5 years
Kibes and meat balls	5 years
Turkey light cuts	5 years

(5)   suspension of the use of the Batavo  brand, from the signing date of the disposal agreement, for the period of 4 years, related to the products listed above in the item above.

         The CADE has been assessing the Company’s compliance with the commitments engaged; being that the Company is subject to penalties in case of noncompliance with CADE’s provisions, which ultimately, includes the review of the operation.

         In order to attend the obligations derived from the TCD, the Company’s management set up a plan to sell the above mentioned facilities including the related assets, rights and obligations. Additionally, the plan comprises the necessary actions to transfer the productive capacity of 730,000 tons to the future acquirer as established by the TCD, which includes: assets transfers, purchase and installation of new product lines and the shutdown of existing productions line with the correspondent transfer to other production plants.

         On December 8, 2011, the Company and Marfrig Alimentos S.A. (“Marfrig”)  disclosed to the market that they signed a binding document denominated, Memorandum of Understanding (“MOU”), establishing the main term and conditions aiming to the accomplish of an exchange of assets comprising of the Company’s assets and rights related to the TCD with the following Marfrig or its subsidiary Quickfood’s assets and rights:

(1)   certain assets located in Argentina related to the Paty brand, which is the market leader of Argentinean hamburger, comprising of processing hamburgers plants, ham, sausages, vegetables, one bovine slaughtering, warehouses and distribution structure;

(2)   trademarks, patents and all other intellectual property rights related to the processing lines of Paty (and its sub-brands), Barny and Estancia del Sur, accompanied by all other intellectual property rights related to them;

(3)   pork farm and rural property, located in State of Mato Grosso;

(4)   commercial operations related to the Paty brand in Uruguay and Chile; and

(5)   additional payment of an amount of R$200,000, to be paid within the periods and conditions to be agreed between the parties, and the necessary cash made available to Marfrig to operationalize the use of the TCD assets, if any.

         Management's understanding of both companies is that the assets to be exchanged have equivalent values. Such understanding is subject to corroboration through an appraisal report at fair market value of the businesses which is currently being prepared. The transaction is subject to adjustments resulting from the legal, accounting, financial and operational due diligences, which are in progress and until the date of the issuance of these financial statements have not been finalized.

         The signing of the definitive agreements and the actual implementation of the transaction are subject to precedent conditions, including the assessment of CADE, in the terms and limits placed on the TCD signed on July 13, 2011.

The Company did not reclassify the set of assets and liabilities to be disposed of as held for sale, because it concluded that on December 31, 2011, the current condition of these assets did not met the requirements of CPC 31, paragraph 7  “ the assets or group of assets held for sale must be immediately available in its current conditions…”. The Company’s conclusion is supported by the following factors:

(1)   in order to attend the requirements related to the disposal of productive capacity, which correspond to 730,000 tons, the Company prepared a plan comprising of refurbishments and adaptations necessary in these plants which demand an investment in the amount of R$78,528. Until December 31, 2011, only R$10,826 was effectively invested, hence showing that the plants were not immediately available for sale in the conditions determined by CADE;

(2)   in the MOU signed on December 8, 2011, the identified buyer imposed other conditions that also require additional changes in the plants besides those mentioned in the item (1) above;

(3)   the buildings and lands related to the plants to be disposed of are pledged as guarantees;

(4)   as required by CADE, the plants in the scope of TCD must operate until the moment of ownership transfer; therefore, such plants will attend the sales orders of the products currently being manufactured, which are not part of the products portfolio to be sold to Marfrig according to TCD. Thus, the sales orders backlog will not be transferred to the identified buyer.

Due to the fact that the Company and the identified buyer have not concluded the appraisal report of the businesses to be exchanged until the date of the issuance of these financial statements and also because the Company has not identified other  impairment   factors, no adjustments have been recorded in these financial statements for the year ended December 31, 2011.

On December 31, 2011, the estimated balances of the assets and liabilities to be exchanged with Marfrig according to the MOU is set forth below:

ASSETS
CURRENT ASSETS
Cash and cash equivalents	153.741
Trade accounts receivable	11.265
Inventories	129.465
Others	1.806
296.277
NON-CURRENT ASSETS
Deferred taxes	6.801
Judicial deposits	1.160
Others assets	1.239
Investments	13
Property, plant and equipment	554.504
Intangible	83.000
646.717

TOTAL ASSETS	942.994

Consolidated current assets	11.163.751
Consolidated non-current assets	18.819.705
Consolidated total assets	29.983.456

% that represents in consolidated current assets	2,7%
% that represents in consolidated non-current assets	3,4%
% that represents in consolidated total assets	3,1%

LIABILITIES
CURRENT LIABILITIES
Short term debts	11.758
Trade accounts payable	8.147
Social and labor obligations	2.058
Tax obligations	2.321
Other obligations	1.718
26.002
NON-CURRENT LIABILITIES
Long term debts	93
Tax obligations	6.140
Other obligations	1.724
7.957
SHAREHOLDERS' EQUITY
Paid-in capital	918.913
Accumulated income	(9.878)
909.035

TOTAL LIABILITIES	942.994

Consolidated current liabilities	7.987.829
Consolidated non-current liabilities	7.885.710
Consolidated shareholders'equity	14.109.917
Consolidated total liabilities	29.983.456

% that represents in consolidated current liabilities	0,3%
% that represents in consolidated non-current liabilities	0,1%
% that represents in consolidated shareholders'equity	6,4%
% that represents in consolidated total liabilities	3,1%

The labor obligations related to the retirement supplementary plan and other benefits presented in the note 24, are still being estimated and for this reason were not included in the position above.

 The Company does not expect the disposal of these assets and liabilities to cause significant impacts on the Company’s future cash flows.

10.4. Significant changes in accounting practices - qualification and emphasis in the auditor´s opinion

 10.4. Executive boards comments on:

a. significant changes in accounting practices

During the year ended December 31, 2011, there were no significant changes in accounting practices issued by the Brazilian Securities Commission (“CVM”) and the pronouncements and interpretations of the Brazilian Accounting Pronouncements Committee (“CPC”), which are in conformity with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Therefore, in order to reflect the organizational changes in the Company, during the last quarter of 2011, the segment information began to be prepared considering 4 reportable segments, as follows: domestic market, foreign markets, dairy products and food service. The reportable segments identified primarily observe division by sales channel.

The informations for the year ended December 31, 2011 were restated for comparative purposes

b. significant impacts due to changes in accounting practices

The impact of the changes mentioned above is related mainly to the presentation of reportable segments, as set forth:

  Domestic market: includes the Company´s sales for inside the Brazilian territory, except those relating to products in the dairy and the food service channel.
  Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.
  Dairy products: includes the Company´s sales of milk and dairy products produced domestically and abroad.
  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign customers for food service category that includes bars, restaurants, kitchens, etc.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

  Poultry: involves the production and trade of whole birds and poultry cuts in natura.
  Pork and beef cuts: involves the production and trade of cuts in natura.
  Processed: involves the production and trade of processed foods, frozen and processed derivatives of poultry, pigs and cattle.
  Others processed: involves the production and trade of processed foods like margarine and vegetable products and soy.
  Milk: involves the production and trade of pasteurized and UHT milk.
  Dairy products and other drinks: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.
  Others: involves the production and trade of animal feed, soy meal and refined soy flour.

The informations for the year ended December 31, 2011 were restated for comparative purposes.

The net sales for each one of the reportable operating segments are presented below:

Net sales	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Domestic market:
Poultry	1,112,291	933,060
Porks/beef	774,476	698,952
Processed products	7,144,983	6,020,439
Other processed	2,043,030	1,996,305
Other	555,215	528,670
	11,629,995	10,177,426
Foreign market:
Poultry	6,571,946	5,724,303
Porks/beef	1,554,086	1,513,269
Processed products	1,750,059	1,652,488
Other processed	175,160	90,747
Other	41,859	4,358
	10,093,110	8,985,165
Dairy products:
Milk	1,720,470	1,585,534
Dairy products	818,328	726,005
	2,538,798	2,311,539
Food service:
Poultry	301,272	228,432
Porks/beef	166,673	193,378
Processed products	884,639	755,190
Other processed	91,751	30,123
	1,444,335	1,207,123
	25,706,238	22,681,253

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Operating income:
Domestic market	1,249,386	1,035,764
Foreign market	558,783	319,115
Dairy products	(24,711)	(14,534)
Food service	217,671	144,235
	2,001,129	1,484,580

No customer was individually responsible for more than 5% of the total revenue earned in the twelve month period ended December 31, 2011.

Net revenues from exports originate in the segments of the foreign market, dairy products and food service, as shown below:

	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Export net income per market:
Foreign market	10,093,110	8,985,165
Dairy products	5,351	19,839
Food service	188,419	161,030
	10,286,880	9,166,034

Export net revenue by region is presented below:
	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Export net income per region:
Europe	1,882,425	1,742,101
Far East	2,301,806	1,916,511
Middle East	3,087,331	2,919,717
Eurasia (including Russia)	763,294	1,040,065
America / Africa / Other	2,252,024	1,547,640
	10,286,880	9,166,034

Export net revenue by region is presented below:

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit), and the allocation is presented below:

	BR GAAP and IFRS
	Consolidated
	Goodwill		Trademarks		Patents		Total
	12.31.11	12.31.10	12.31.11	12.31.10	12.31.11	12.31.10	12.31.11	12.31.10
Domestic market	1,153,790	1,153,790	1,065,478	1,065,478	4,894	5,332	2,224,162	2,224,600
Foreign market	1,074,384	959,708	190,522	190,522	-	-	1,264,906	1,150,230
Dairy products	664,102	637,937	-	-	-	-	664,102	637,937
Food service	81,539	81,539	-	-	-	-	81,539	81,539
	2,973,815	2,832,974	1,256,000	1,256,000	4,894	5,332	4,234,709	4,094,306

The Company performed the impairment test of the assets allocated to the reportable segments as depicted in the table above. The results are presented in note 18.

Information referring to the total assets by reportable segments is not being presented, as it is not comprised in the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

c. qualification and emphasis in the  auditor´s opinion

In the last three fiscal years the auditors issued unqualified opinion over the Company’s financial statements.

The financial statements for the year ended December 31, 2009 were not unqualified and has no emphasis of matter paragraphs.

The independent auditor’s report regarding to BRF’s individual financial statements, prepared according to new Brazilian accounting practices (“BR GAAP”) and the consolidated financial statements prepared according to international financial reporting standards (“IFRS”), related to year ended December 31, 2010, comparatives for years ended as of December 31, 2009 and January 01, 2009 were not unqualified, however, the independent auditor’s report has tow emphasis of matter paragraph, namely, as follows:

“As mentioned in note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of BRF - Brasil Foods S.A. these practices differ from the IFRS, applicable to a separate financial statements, only with respect to the measurements of investments in subsidiaries, associated companies and jointly controlled entities measured by the equity method, while for IFRS purposes these investments would be measured at cost or fair value.”

“As mentioned in note 7, on July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.”

The financial statements for the year ended December 31, 2010 has a emphasis of matter paragraphs, as follows:

“As mentioned in note 1.2, on July 13, 2011, the Administrative Council for Economic Defense ("CADE") approved the business combination between the Company and Sadia S.A., and revoked the Agreement to Preserve Reversibility and Operation ("APRO ") signed on July 8, 2009. This approval is subject to compliance with the obligations assumed by the Company with the CADE in the Term Performance Commitment ("TCD") entered into on the same date. On March 20, 2012, the Company signed the Contract of Exchange of Assets and Other Agreements with Marfrig Alimentos S.A., whose main objective is to establish the terms and conditions enabling the transaction to occur as mentioned in notes 1.2 and 38, which is subject to suspention conditions depending on the CADE manifestation. Our conclusion does not contain any qualification relating to this matter”.

10.5. Critical accounting practices

The critical accounting practices adopted in the preparation of financial statement, are presented below:

10.5.1      Consolidation: includes the BRF’s financial statements and the financial statements of the directly and indirectly held subsidiaries where BRF has control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from negotiations between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated financial statements, the Company applied CVM Deliberation No. 640/10, which approved the technical pronouncement CPC 02 (R2), addressing the Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this Resolution, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•         Functional currency:  the financial statements of each subsidiary included in the Company’s consolidated financial statements are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopt the Brazilian Real as their functional currency, except for the subsidiary Plusfood Groep B.V. and Avex S.A. which adopt the Euro and the Argentine Peso, respectively, as their functional currency;

•         Investments:  investments in affiliates are accounted for under the equity method adjusted for the effects of measurement of the business combination, where applicable. The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency – Euro/Argentine Peso

•      Assets and liabilities are translated at the exchange rate at the end of the period;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are directly recognized in the shareholders’ equity.

Functional currency – Brazilian Reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction;

•      Monetary assets and liabilities are translated at the exchange rate effective at the end of the period;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated financial statements and are consistent with the practices adopted by the parent company.

10.5.2      Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, valued based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquire. For each business combination, the Company recognizes any non-controlling interest in the acquire either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, Management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, should be allocated to each of the Company’s cash generating units expected to be benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquire are attributed to these units.

10.5.3      Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions and for which individual financial information is available. The Company’s management identified 4 reportable segments, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent mainly sales channels. The information according to the characteristics of the products is also presented, based on their nature, as follows: poultry, pork, beef, dairy products, processed, others processed and animal feed.

10.5.4      Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income.

10.5.5      Financial instruments: financial assets and liabilities are recorded on the date they are delivered to the Company (settlement date) and classified based on the purpose for which they were acquired, being divided into the following categories: financial investments, loans, receivables, derivatives and other.

10.5.5.1     Financial investments are financial assets that comprise of public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

1)             Trading securities: acquired for sale or repurchase in the short term, initially recorded at fair value and its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

2)             Held to maturity: when the Company has the intention and financial ability to hold them up to maturity, the investments are recorded at cost, plus interest, monetary and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

3)             Available for sale: this category is for all the financial assets that do not classify for any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income while the asset is not realized, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

10.5.5.2     Derivatives measured at fair value: derivatives that are actively traded on organized markets, and their fair value is determined based on the amounts quoted in the market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within ‘Finance income or costs’ or ‘Cash flow hedge’, which are recorded in equity net of taxes.

10.5.5.3     Hedge transactions: derivatives used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and which: (i) are highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (ii) are supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure.  Their accounting follows CVM Deliberation No. 604/09, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item.

10.5.5.4     Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

10.5.6      Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of other non-current rights, trade payables, social obligations and other non-current obligations. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to 6.66% p.a. (6.33% p.a. as of December 31, 2010).

10.5.7      Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful receivables.

The Company adopts procedures and analyses to establish credit limits and substantially does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current at the same time an estimated loss on doubtful receivables is recorded. The notes are written off against the provision when Management considers that they are not recoverable after all appropriate measures to collect.

10.5.8      Inventories: are stated at average cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded directly as an expense for the year in other operating income.

10.5.9      Biological assets: due to the fact that the Company is responsible for managing the biological transformation of poultry, pork and beef, pursuant to CVM Deliberation No. 596/09, the Company classified these assets as biological assets.

The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to CVM Deliberation No. 596/09, the biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which fair value cannot be reliably estimated.

In Management’s opinion, the fair value of the biological assets is substantially represented by formation cost, mainly due to the short life cycle of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert, which presented an immaterial difference between the two methodologies. As a consequence, Management continued to record biological assets at cost.

10.5.10  Non-current assets held for sale: assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Management; accordingly, there is a firm commitment to find a purchaser and conclude the sale within 12 months, the assets are readily available at a reasonable price and it is unlikely there will be changes in the plan to sale. These assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

10.5.11  Property, plant and equipment: stated at cost of acquisition, formation or construction, less accumulated depreciation and impairment losses, when applicable. The costs of short term debt are recorded as an integral part of construction in progress, pursuant to CVM Deliberation No. 672/11 considering the average interest rate of the short term debt in effect on the capitalized date.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The CVM Resolution No. 639/10 requires that a recovery evaluation of these assets should be done, whenever there is evidence of loss in comparison with the net realizable value, either by sale or use. The Company annually performs an analysis of impairment indicators. If an impairment indicator is identified , the corresponding assets are tested for impairment using the discounted cash flow methodology. Hence, when an impairment is identified, a provision is recorded. The investments in property, plant and equipments were tested for impairment in the last quarter of 2011, and no adjustments were detected. The result of this test is detailed in note 17.

  Gains and losses on disposals of property, plant and equipment are calculated by comparing the sales value with the residual book value and recognized in the statement of income.

10.5.12  Intangible assets: are identifiable nonphysical assets, under the Company’s control and which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are stated at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized and expenditure is recognized in the statement of income for the year in which it was incurred.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication of a reduction in the economic value of the asset. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets the goodwill balance.

Goodwill recoverability was tested in the last quarter of 2011 and no adjustments to reflect an impairment loss were identified.  Such test involved the adoption of assumptions and judgments, as detailed in note 18.

10.5.13  Income taxes and social contributions: in Brazil, are comprises of income tax (“IRPJ”) and social contribution (“CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus a 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of taxable income.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by CVM Deliberation No. 676/11. When the Company’s analysis indicates that the future use of these credits, within the time limit of 10 years, is not probable, a provision for losses will be recorded.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right  to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously; therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately.

10.5.14  Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the financial statements.

10.5.15  Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is a party to various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above (CVM Deliberation No. 594/09); or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (CVM Deliberation No. 597/09).

As a result of the business combination with Sadia, the Company recognized contingent liabilities related to tax, civil and labor matters.

Costs incurred with disposal of assets are accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

10.5.16  Leases: lease transactions in which the risks and rewards of ownership are substantially transferred to the Company are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

                Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum mandatory installments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction. The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the term of the lease agreement.

Operating lease agreements are recognized as expenses throughout the lease period.

10.5.17  Share based payments: the Company provides share based payments for its executives, which are settled with Company shares. The Company adopts the provisions of CVM Deliberation No. 650/10, recognizing as an expense, on the straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity.

10.5.18  Supplementary retirement plan and other benefits to employees: the Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits in accordance with the criteria provided for in CVM Deliberation No. 600/09. Actuarial gains and losses are recognized in other comprehensive income, in shareholders’ equity, based on the actuarial report prepared by independent specialists

The contributions made by the sponsors are recognized as an expense for the year.

The plan assets are not the disposal of the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

10.5.19  Capital: corresponds to the value obtained in the issuance of common shares. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, after any tax effects.

10.5.20  Treasury shares: when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is recorded to retained earnings.

10.5.21  Earnings per share: basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share are calculated by dividing the profit attributable to the holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

10.5.22  Determination of income: results from operations are recorded on the accrual basis.

10.5.23  Revenues: revenues comprise of the fair value of consideration received or receivable by the sale of products, net of taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between BRF and its subsidiaries.

Revenue is recognized in accordance with the accrual basis of accounting, when the sales value is reliably measurable and when the Company no longer has control over the goods sold, or otherwise related to the property, the costs incurred or to be incurred due to transaction can be reliably measured, it is probable that economic benefits will be received by the Company and the risks and benefits were fully transferred to the purchaser.

In accordance with its revenue recognition accounting practices, on December 31, 2011, the Company reversed revenues in the amount of R$63,754 (R$40,832 as of December 31, 2010) which the ownership transfer of goods did not occur until the end of the year, as well as, reversed the correspondent costs of sales and related taxes in the amount of R$55,495 (R$24,705 as of December 31, 2010).

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

10.5.24  Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws, proposed by the Board of Directors and approved by the stockholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained.

10.5.25  Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities involve a plan or project aimed at producing new or significantly improved, technologies, process or products. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

The capitalized development expenditures are measured at cost less accumulated amortization and loss on impairment.

10.5.26  Financial income: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity income reduce the value of the investment, in the individual financial statements.

10.5.27  Subsidies and tax incentives: Government subsidies are recognized at fair value when there is reasonable assurance that the conditions established and related benefits will be received. The amounts are accounted for as follows:

•         Subsidies relating to assets: are accounted for in the statement of income in proportion to the depreciation of the asset; and

•         Subsidies to Investments: the amounts recorded as revenue in the statement of income when excluded from the income tax and social contribution calculation basis will be reclassified to equity, as a reserve of tax incentives, unless there are accumulated losses.

10.5.28  Dividends and interest on capital:  the proposal for payment of dividends and interest on capital made by the Company, which is within the portion equivalent to the mandatory minimum dividend, is recorded in current liabilities, for it is regarded as a legal obligation provided for in the bylaws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the stockholders, is recorded as  ‘additional dividend proposed’ in shareholders’ equity.

For financial statement presentation purposes, interest on capital is stated as an allocation of income directly in equity.

10.5.29  Translation of foreign currency denominated assets and liabilities:  as mentioned in item 3.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the average monthly rates in effect.

The exchange rates in Brazilian Reais effective at the date of the balance sheets translated were as follows:

Final rate	12.31.11	12.31.10
U.S. Dollar (US$)	1.8758	1.6662
Euro (€)	2.4342	2.2280
Pound Sterling (£)	2.9148	2.5876
Argentine Peso ($)	0.4360	0.4194

Average rates
U.S. Dollar (US$)	1.6746	1.7593
Euro (€)	2.3278	2.3315
Pound Sterling (£)	2.6835	2.7172
Argentine Peso ($)	0.4056	0.4500

10.5.30  Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

•         impairment of non-financial assets, see note 5, 17 and 18;

•         share-based payment transactions, see note 23;

•         loss on the reduction of recoverable value of taxes, see note 12 and 14;

•         retirement benefits, see note 24;

•         measurement at fair value of items related to business combinations, see note 6;

•         fair value of financial instruments, see note 4;

•         provision for tax, civil and labor risks, see note 25;

•         estimated losses on doubtful receivables, see note 9;

•         biological assets, see note 11; and

•         useful lives of property, plant and equipment, see note 17 and 18.

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the financial statements in the period in each the estimates are revised.

10.5.31  Statement of added value: the Company prepared individual and consolidated statements of added value (“DVA”) in accordance with CVM Deliberation No. 557/08, which are submitted as part of these financial statements in accordance with BR GAAP. It represents for IFRS additional financial information.

10.6. Executive Board’s comments on the internal controls adopted to ensure the preparation of reliable financial statements

         a. efficiency level of these controls, indicating possible flaws and measures adopted to correct them

         b. weaknesses and recommendations on the internal controls presented in the independent auditor’s report

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting,  Management has conducted an assessment, including testing, based on the criteria from Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s internal control system for financial reporting was designed to provide reasonable assurance regarding the reliability of financial information and the preparation of financial statements for disclosure purposes in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or to the level of compliance with the policies or procedures may change.

Based on its assessment, Management has concluded that on December 31, 2011, the Company maintained effective internal controls over financial reporting, in accordance with the criteria from Internal Control - Integrated Framework, issued by the COSO.

KPMG Auditores Independentes, an independent registered public accounting firm, will issue an attestation report on management’s assessment of our internal controls when the Annual Report on Form 20-F s released and filed on SEC.

10.7. Executive Board’s comments on aspects related to possible public offerings of distribution of securities

a. how the proceeds from the offering were used

                The net resources from the Global Offering of 2009 were essentially allocated for paying down debt, principally that of Sadia. Even if the Association is not approved by the competent bodies according to the terms intended, we are using the net funds obtained from the Global Offering to liquidate Sadia’s debts with financial institutions, pursuant to the APRO signed on July 7 2009. We have the option of transferring net funds obtained from the Global Offering to Sadia through an advance for a future increase in capital, an increase in its capital stock, the granting of a loan, with or without securities representative of debt, among others. We are also liquidating higher cost short-term debt held in the name of Brasil Foods (Perdigão).

Item 10.7.  b e c – Not applicable.

10.8. Description of significant items not evidenced in the financial statements of the Company:

a.       assets and liabilities directly or indirectly held by the Company, which are not disclosed in its balance sheet (off-balance sheet items), such as:

i operating commercial leasing, assets and liabilities;

ii. receivables portfolios written off over which the entity has risks and responsibilities, informing respective liabilities;

iii. agreements for future purchase and sale of products or services

iv. non-finished construction agreements

v. agreements for future financing receipts

b. other items not evidenced in the financial statements

All the operations which could be classified as off-balance sheet were properly disclosed in the Financial Statements, including: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already disclosed. However, only for informative purposes, the information disclosed in the consolidated financial statements related to these items is as follows:

1)      Marketable securitires

On December 31, 2011, of the total financial investments, R$88,177 million were pledged as collateral for futures contract operations in U.S. dollars and fattened cattle, traded on the Futures and Commodities Exchange (“BMF”). On December 31, 2010 the guarantees corresponded to R$27,500 million.

2)      Inventories

On December 31, 2011, the amount corresponding to R$67,079 million (R$30,498 million as of December 31, 2010) of the balance of inventories of the parent company and consolidated was pledged as collateral for rural credit operations.

3)      Property , plant and equipment

The property, plant and equipments that are held as collateral of transactions of different natures are presented below:

	BR GAAP
	Parent company
		12.31.11	12.31.10
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	61,090	51,591
Buildings and improvements	Financial/Labor/Tax/Civil	946,898	648,956
Machinery and equipment	Financial/Labor/Tax	1,165,489	728,233
Facilities	Financial/Labor/Tax	264,105	189,931
Furniture	Financial/Labor/Tax/Civil	15,087	9,610
Vehicles and aircrafts	Financial/Tax	1,512	913
Others	Financial/Labor/Tax/Civil	260,034	90,959
		2,714,215	1,720,193

	BR GAAP and IFRS
	Consolidated
		12.31.11	12.31.10
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	160,432	187,159
Buildings and improvements	Financial/Labor/Tax/Civil	1,966,168	1,926,292
Machinery and equipment	Financial/Labor/Tax	2,304,484	2,028,672
Facilities	Financial/Labor/Tax	687,453	701,003
Furniture	Financial/Labor/Tax/Civil	299,269	17,458
Vehicles and aircrafts	Financial/Tax	19,403	1,297
Others	Financial/Labor/Tax/Civil	307,456	148,639
		5,744,665	5,010,520

The Company is not allowed to assign these assets as security for other transactions or to sell them.

4)      Loans and financing

The guarantees related to loans and financing are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Total of loans and financing	3,043,121	2,228,395	8,053,530	7,202,939
Mortgage guarantees	724,589	589,041	1,584,501	1,668,111
Related to FINEM-BNDES	490,835	525,282	1,134,809	1,438,823
Related to FNE-BNB	108,192	-	324,130	165,529
Related to tax incentives and other	125,562	63,759	125,562	63,759
Statutory lien on assets purchased with financing	36,046	10,845	38,454	11,218
Related to FINEM-BNDES	7,168	10,801	9,489	10,801
Related to FINAME-BNDES	-	-	87	373
Related to leasing	28,866	-	28,866	-
Related to tax incentives and other	12	44	12	44

The wholly-owned subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). The loan was obtained with the purpose of allowing the implementation of biodigesters in the properties of the outgrowers which take part in the Sadia’s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on December 31, 2011, totaled R$79,893 million (R$83,899 million as of December 31, 2010).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years, taking as warranty mortgage note of the property and equipment acquired through the program. The actual collateral is the land and equipment acquired by the outgrowers.  The total of guarantee as of December 31, 2011, amounted to R$509,550 million (R$562,474 million as of December 31, 2010).

On December 31, 2011, the Company contracted bank guarantees in the amount of R$646,462 million (R$456,685 million as of December 31, 2010) offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 1.10% p.a. (1.19% p.a. as of December 31, 2010).

5)        Commitments

In the regular course of the business, the Company enters into agreements with third parties such as purchase of raw materials, mainly corn, soymeal and hog, which the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities on the date of these financial statements and are presented below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	389,943	546,572
2013	160,972	297,311
2014	151,858	271,638
2015	151,425	270,205
2016 onwards	445,182	1,113,878
	1,299,380	2,499,604

The Company entered into leasing agreements denominated “built to suit” in which office facilities will be build by third parties. The agreements terms are 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or rent falling due, according to each contract.

The estimated schedule of future payments related to the built to suit agreement is set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	8,510	10,010
2013	17,173	18,673
2014	17,173	18,673
2015	17,173	17,173
2016 onwards	111,702	111,702
	171,731	176,231

6)      Leasing

The Company is lessee in several contracts, which can be classified as operating or finance lease.

6.1)   Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, are presented below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	70,187	352,309
2013	54,917	61,121
2014	40,598	40,598
2015	23,369	23,369
2016 onwards	44,561	44,561
	233,632	521,958

The payments of lease agreements recognized as expense in the current year amounted to R$49,366 million (R$40,591 million as of December 31, 2010) in the parent company and R$250,342 in the consolidated on December 31, 2011 (R$258,444 million as of December 31, 2010).

6.2)   Financial

The Company contracts finance leases for acquisitions mainly of machinery, equipment and vehicles.

During the second semester of 2011, the Company contracted several finance leasing transactions in order to renew its cars fleet. As a consequence, the Company recorded financial debt of R$32,404 million at the parent company and R$51,261 million in its consolidated statement.

The Company controls the leased assets which are presented below:

	BR GAAP
	Parent company
	Weighted average annual rate %	12.31.11	12.31.10
Cost
Machinery and equipment		20,537	19,546
Vehicles		32,641	-
		53,178	19,546

Accumulated depreciation
Machinery and equipment	28.65	(12,792)	(11,261)
Vehicles	13.18	(1,379)	-
		(14,171)	(11,261)
		39,007	8,285

(*) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation No. 645/10.

	BR GAAP and IFRS
	Consolidated
	Weighted average annual rate %	12.31.11	12.31.10
Cost
Machinery and equipment		24,999	19,546
Vehicles		51,498	-
		76,497	19,546

Accumulated depreciation
Machinery and equipment	28.69	(15,992)	(11,261)
Vehicles	13.46	(2,094)	-
		(18,086)	(11,261)
		58,411	8,285

(*) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.

The future minimum payments required are segregated as follows, and were booked as short and long term liabilities:

	BR GAAP and IFRS
	Parent Company
	12.31.11
	Present value of minimum payments	Interest	Minimum future payments
2012	21,399	2,255	23,654
2013	14,369	1,699	16,068
2014	1,196	203	1,399
2015	835	155	990
2016 onwards	185	36	221
	37,984	4,348	42,332

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Present value of minimum payments	Interest	Minimum future payments

2012	32,916	3,546	36,462
2013	21,831	2,683	24,514
2014	1,196	203	1,399
2015	835	155	990
2016 onwards	185	36	221
	56,963	6,623	63,586

The terms used in contracts for both modalities, with respect to renewal, adjustment and option to purchase, are market practices. In addition, there are no clauses or contingent payments relating to restrictions on dividends, interest payments on equity or additional debt funding.

10.9. Executive Board’s Comments on each of the items not evidenced in the financial statements mentioned in item 10.8, informing:

a. how said items change or may change income, expenses, the result of operations, the financial expenses or other items of the Company’s financial statements;

b. the nature and purpose of the operation;

c. nature and amount of the liabilities assumed and of the rights generated in favor of the Company as a result of the operation.

All the operations which could be classified as off-balance sheet were properly disclosed in the Financial Statements, including: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already disclosed. However, only for informative purposes, the information disclosed in the consolidated financial statements related to these items is as follows.

7)      Marketable securities

The guarantees were offered due to the BM&F’s requirement to allow the Company to engage in future contracts operations. The Management does not expect any impact as a consequence of these guarantees and believes that the transactions will be settled within the normal course of business.

8)      Inventories

The inventories of milk were offered as collateral for the rural credit operations, as required by the creditor financial institution. The Management does not expect any future impact in the financial statements due to these guarantees and believes that current and projected liquidity levels will allow the settlement of rural credit operations in accordance with the contracted cash flow.

9)      Property, plant and equipment

The property, plant and equipments that are held as collateral of transactions of different natures are presented below:

	BR GAAP
		Parent company
		12.31.11	12.31.10
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	61,090	51,591
Buildings and improvements	Financial/Labor/Tax/Civil	946,898	648,956
Machinery and equipment	Financial/Labor/Tax	1,165,489	728,233
Facilities	Financial/Labor/Tax	264,105	189,931
Furniture	Financial/Labor/Tax/Civil	15,087	9,610
Vehicles and aircrafts	Financial/Tax	1,512	913
Others	Financial/Labor/Tax/Civil	260,034	90,959
		2,714,215	1,720,193

	BR GAAP and IFRS
	Consolidated
		12.31.11	12.31.10
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	160,432	187,159
Buildings and improvements	Financial/Labor/Tax/Civil	1,966,168	1,926,292
Machinery and equipment	Financial/Labor/Tax	2,304,484	2,028,672
Facilities	Financial/Labor/Tax	687,453	701,003
Furniture	Financial/Labor/Tax/Civil	299,269	17,458
Vehicles and aircrafts	Financial/Tax	19,403	1,297
Others	Financial/Labor/Tax/Civil	307,456	148,639
		5,744,665	5,010,520

The Company is not allowed to assign these assets as security for other transactions or to sell them.

The Company’s Management does not expect any significant impact due to these guarantees, as they are related mainly to legal proceedings involving fiscal, tax and labor suits, that in this case, when there is a likelihood of a probable loss, are covered for provisions for risks properly recorded. If there is any future change related to prognosis, these provisions will be modified to reflect the Company’s liability fairly and there is no need for enforceable of collateral by judicial authorities.

10)   Loans ad financing

The guarantees related to loans and financing are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Total of loans and financing	3,043,121	2,228,395	8,053,530	7,202,939
Mortgage guarantees	724,589	589,041	1,584,501	1,668,111
Related to FINEM-BNDES	490,835	525,282	1,134,809	1,438,823
Related to FNE-BNB	108,192	-	324,130	165,529
Related to tax incentives and other	125,562	63,759	125,562	63,759
Statutory lien on assets purchased with financing	36,046	10,845	38,454	11,218
Related to FINEM-BNDES	7,168	10,801	9,489	10,801
Related to FINAME-BNDES	-	-	87	373
Related to leasing	28,866	-	28,866	-
Related to tax incentives and other	12	44	12	44

The wholly-owned subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). The loan was obtained with the purpose of allowing the implementation of biodigesters in the properties of the outgrowers which take part in the Sadia’s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on December 31, 2011, totaled R$79,893 million (R$83,899 million as of December 31, 2010).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years, taking as warranty mortgage note of the property and equipment acquired through the program. The actual collateral is the land and equipment acquired by the outgrowers.  The total of guarantee as of December 31, 2011, amounted to R$509,550 million (R$562,474 million as of December 31, 2010).

On December 31, 2011, the Company contracted bank guarantees in the amount of R$646,462 million (R$456,685 million as of December 31, 2010) offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 1.10% p.a. (1.19% p.a. as of December 31, 2010).

Regarding to guarantees offered for loans and financing operations, the Company’s Management believes that the transactions will be settled within the normal course of business, considering that current and projected liquidity levels.

11)     Commitments

In the regular course of the business, the Company enters into agreements with third parties such as purchase of raw materials, mainly corn, soymeal and hog, which the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities on the date of these financial statements and are presented below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	389,943	546,572
2013	160,972	297,311
2014	151,858	271,638
2015	151,425	270,205
2016 onwards	445,182	1,113,878
	1,299,380	2,499,604

The Company entered into leasing agreements denominated “built to suit” in which office facilities will be build by third parties. The agreements terms are 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or rent falling due, according to each contract.

The Company’s Management does not expected any significant or unusual impacts arising from undertaken commitments, since they were contracted to ensure the regular supply of raw materials according to production plan.

The estimated schedule of future payments related to the built to suit agreement is set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	8,510	10,010
2013	17,173	18,673
2014	17,173	18,673
2015	17,173	17,173
2016 onwards	111,702	111,702
	171,731	176,231

The Company’s Management does not expected any significant or unusual impacts arising from undertaken commitments, since they were contracted to ensure the demand for physical structure. The settlement prices will be as of market price in the date of performance of obligations.

12)   Leasing

The Company is lessee in several contracts, which can be classified as operating or finance lease.

6.3)   Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, are presented below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	70,187	352,309
2013	54,917	61,121
2014	40,598	40,598
2015	23,369	23,369
2016 onwards	44,561	44,561
	233,632	521,958

The payments of lease agreements recognized as expense in the current year amounted to R$49,366 (R$40,591 as of December 31, 2010) in the parent company and R$250,342 in the consolidated on December 31, 2011 (R$258,444 as of December 31, 2010).

6.4)   Financial

The Company contracts finance leases for acquisitions mainly of machinery, equipment and vehicles.

During the second semester of 2011, the Company contracted several finance leasing transactions in order to renew its cars fleet. As a consequence, the Company recorded financial debt of R$32,404 at the parent company and R$51,261 in its consolidated statement.

The Company controls the leased assets which are presented below:

	BR GAAP
	Parent company
	Weighted average
	annual rate %	12.31.11	12.31.10
Cost
Machinery and equipment		20,537	19,546
Vehicles		32,641	-
		53,178	19,546

Accumulated depreciation
Machinery and equipment	28.65	(12,792)	(11,261)
Vehicles	13.18	(1,379)	-
		(14,171)	(11,261)
		39,007	8,285

(*) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation No. 645/10.

	BR GAAP and IFRS
	Consolidated
	Weighted average
	annual rate %	12.31.11	12.31.10
Cost
Machinery and equipment		24,999	19,546
Vehicles		51,498	-
		76,497	19,546

Accumulated depreciation
Machinery and equipment	28.69	(15,992)	(11,261)
Vehicles	13.46	(2,094)	-
		(18,086)	(11,261)
		58,411	8,285

(*) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.

The future minimum payments required are segregated as follows, and were booked as short and long term liabilities:

	BR GAAP and IFRS
	Parent Company
	12.31.11
	Present value of		Minimum future
	minimum payments	Interest	payments
2012	21,399	2,255	23,654
2013	14,369	1,699	16,068
2014	1,196	203	1,399
2015	835	155	990
2016 onwards	185	36	221
	37,984	4,348	42,332

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Present value of minimum payments	Interest	Minimum future payments
2012	32,916	3,546	36,462
2013	21,831	2,683	24,514
2014	1,196	203	1,399
2015	835	155	990
2016 onwards	185	36	221
	56,963	6,623	63,586

The terms used in contracts for both modalities, with respect to renewal, adjustment and option to purchase, are market practices. In addition, there are no clauses or contingent payments relating to restrictions on dividends, interest payments on equity or additional debt funding.

The Company’s Management does not expect impact in the future consolidated financial statements beyond these are being presented in the table above arising from lease contractual obligations. These leases are mainly represented by machinery, equipments and vehicles used in the Company’s operations.

Item 10.10.

The Company is committed to sustained growth as outlined in the Strategic Plan of 2015. BRF allocated R$1.9 billion, a year-on-year increase of 74.8%, to projects of modernization and expansion in the production units, revamping of the portfolio, updating of IT systems and innovation as well as the acquisition of overseas assets. Investments were also made in the domestic dairy products business, including R$ 279 million applied in manufacturing improvements with a view to extracting additional synergies.

Investments in CAPEX – Investments amounted to R$ 1.4 billion, 94% higher, directed mainly to projects involving productivity, improvements, increased capacity and automation at industrial units in the South and Midwest regions, as well as for new plants in Lucas do Rio Verde(MT) and Vitória de Santo Antão(PE).  The Company’s outlay for replenishing poultry and hog breeder stock was more than R$ 492 million, an increase of 41%.

New Businesses – Investments in new businesses amounted to R$ 260.2 million. BRF allocated R$ 188 million to the acquisition of a shareholding stake in Avex and for the control of the Dánica Group, both based in Argentina. Additional investments were made in the Plusfood plant in the Netherlands for ramping up capacity and improving productivity.

In addition to the announcement of plant construction in the Middle East and the new joint venture in the Chinese market, in Brazil, the Company acquired Heloísa, a company focused on dairy products. It also exercised an option to buy Copercampos, investments in which had already been anticipated as a result of the ongoing partnership  in hog slaughtering and pork meat processing.

Logistics –  The Company has established an international supply chain structure with offices in the Middle East, Latin America and in China. In Brazil, a further R$ 82 million was injected into the distribution centers for improvements in performance, notably for automation and rationalization of processes. Additional expenditures were made in staff training and skills upgrading.

Information Technology – As a result of investments in processes, the Company was able to merge the management platform of BRF and Sadia - critical to the capture of synergies identified with the unification of the two companies. Approximately R$ 98.9 million was expended on the installation for the improvement and integration of projects involving about 300 people on a full time basis over a period of 18 months.

Environment – The investments in the environment amounted to R$ 146.1 million, particularly for waste disposal, treatment and mitigation (51% of the total)  and prevention and management (24%). Resources directed to the 3S Program (Sustainable Hog Farming System) cover treatment of hog manure, involving the installation of biodigestor systems at those integrated outgrowers participating in the program.

Investments made in the last three years:

 (does not include investments in matrices)

		2009(1)	2010	2011
(in million R$)
Expansão de unidades de produção		549	339	756
Acquisitions	–	–	260
Bom Conselho/ Três de Maio		99	–	3
Araguaia – Mineiros – GO		–	–	–
Lucas do Rio Verde-GO / Vitória de Sto. A		129	39	67
New projects		26	106	560
Productivity and improvement (Sadia)		–	220	–
Total investments	2	803	703	1.646

(1) Includes consolidated investments of BRF and Sadia from 01/01/09.

The Company makes use of financing from development banks, commercial banks and capital markets.

Item 10.11. Not applicable.

11.1 Forecasts

Projections 2011

BRF Brasil Foods expects its net sales to report a growth of between 10% and 12% in 2011. This forecast is based on the outlook for domestic market sales to continue buoyant due to a stable economy, increased incomes and expansion in consumption.

The overseas scenario is also promising, indicative that the recovery in demand and prices in the company’s principal markets seen in the latter quarters of 2010 should continue into next year.

BRF is estimating investments between R$ 1.6 and R$ 1.8 billion for next year, of which R$ 400 million will be used for replenishing poultry and pork breeder stock.

Comparison of projections made over the past two year (IFRS)

	Realized 2011	Projection 2011	2010 (1)	2009 Pro forma (1)
Revenues Growth	13.3%	10% - 12%	8%	(4%)
Investments (R$ billions)	1.9	1.6 – 1.8	1.1	1.2

(1)    The results of 2009 and 1S2010 were affected by the adverse scenario generated in foreing markets with the international financial crisis.

Synergies Projections and Business Plan – BRF 15

On October  27, 2011 the Company released a relevant fact related to  its estimates for the process of synergies to be obtained from the merger of BRF and Sadia. The synergies before tax and participations is foreseen at around R$ 560 million for 2011. The company has the objective to realize net synergies of about R$ 1 billion per year in the period between 2012-2013 and will stabilize at these levels going forward, which will be achieved with additional gradual investments amounting to approximately R$ 700 million between the period of 2011 to 2013.

         The foreseen synergies are in line with the mapping the Company has already undertaken. However, achieving these synergies depends on the successful implementation of the processes in the areas of supply (grains and other raw materials), manufacturing, agribusiness and logistics, as well as the investments which will be carried out to obtain the gains.

As the Company has outlined and approved its Long-Term Strategic Plan – BRF 15 - which foresees organic growth and selective acquisitions on the international market, the Company estimates that it will obtain net sales of around R$ 50 billion in 2015 when the Strategic Plan will be operational.

These expectations are greatly dependent on changes in the market and the general economic performance of Brazil, the sector and the international markets and are, therefore, subject to changes.

For 2010, the scenario was based on the result in the evolution of exports, improved economic indicators in the world, which should reflect an increase in consumption of our products and the lowest unemployment rates, raising the minimum wage, good perspective on the growth of Brazilian GDP, among other positive factors, indicating good potential for the expected domestic consumption, projecting an increase in sales volume in the foreign market from 3% to 5% and 8% to 10% in domestic sales.

A preliminary analysis of potential synergies to be captured in terms of cost savings and expenses we measure an amount of approximately R$ 500 million to be achieved gradually between 2011 and 2012, reaching the full amount in 2012.

Sales of volumes (3)	Realized 2010	Projection 2010 Pro forma	2010	2009 Pro forma (1)	2008 Corporate Law (2)
Domestic Market	11%	8% a 10%	7%	(2%)	94%
Export Market	4%	3 a 5%	6%	(6%)	35%

(1)    Considering the incorporation of Sadia figures since january 1, 2009;

(2)    Considering the acquisitions happened during 2008;

(3)    Considering all the segments of the Company: meat, dairy and other processed products.

11.2  In the event that the issuer has disclosed forecasts on the evolution of its indicators in the past three years:

a. inform which are being substituted by new forecasts in the form and which forecasts are repeated in the form

b. with respect to the forecasts for the periods which have already elapsed, compare the forecasted information with effective performance as shown by the indicators, clearly indicating the reasons for deviations from forecast.

c. with respect to forecasts for current and future periods, inform if the forecasts remain valid on the date of delivery of the form and, if the case, explain why they have been discarded or substituted.

Monitoring changes and projections disclosed

On December 17, 2010, the Company released projections for 2011 considering net sales to report a growth of between 10% and 12% in 2011. This forecast was based on the outlook for domestic market sales to continue buoyant due to a stable economy, increased incomes and expansion in consumption.

The overseas scenario was also promising, indicative that the recovery in demand and prices in the company’s principal markets seen in the latter quarters of 2010 should continue into next year.

BRF was estimating investments between R$ 1.6 and R$ 1.8 billion for next year, of which R$ 400 million will be used for replenishing poultry and pork breeder stock.

The projections were achieved as reported in the highlights below:

Highlights 2011

                The year of 2011 is one to be commemorated for its intense activity, challenges and many important achievements – part of the process of building a major company born from the merger of two companies with a track record of more than 70 years.

                With the approval of the merger between BRF and Sadia by the Administrative Council for Economic Defense (CADE) in July, we have advanced in the direction of building a solid Brazilian multinational in the food sector - cause for satisfaction and pride among our entire team.

In 2011, we were confronted with a hostile scenario in the export market with the deceleration in several of the world economies and the continual appreciation of the Real. Our costs also came under pressure as a result of the rise in commodity prices and an increase in payroll above inflation. However, it was exactly in this inclement environment that we succeeded in ending the year with excellent results given the momentum, clear evidence of the Company’s major potential going forward and this in spite of the delay during a good part of the year before receiving the final report on the merger from the anti-trust authorities.

Net sales amounted to R$ 25.7 billion, 13.3% greater than in 2010, closing 2011 with an output equivalent to 6.2 million tons of products. Cash generation expressed as EBITDA grew 23.1%, reaching R$ 3.2 billion. Net income reported year-on-year growth of 97% reaching R$1.6 billion adjusted for a provision for the incorporation of Sadia S.A., scheduled to take place in 2012. These results have been made possible thanks to the capture of synergies from the merger, swift remedial action in the face of cost increases, the penetration of our brands and our widely dispersed distribution network in the domestic market.

We continue to invest heavily in Brazil and to move forward with our internationalization through selective acquisitions and the construction of a plant overseas. Out of investments of R$ 1.9 billion during the year, we allocated R$ 260.2 million to new businesses, including acquisitions.

We see great potential in the Argentine market and its vocation for agribusiness and for this reason, have expanded our operation in Argentina through the intermediary of the BRF unit. This will be in addition to the existing Sadia businesses and the two acquisitions made during the year, Avex and the Dánica Group. We will also absorb the processed division of Quickfood and with it, the Paty brand (absolute leader in its category) to be received from Marfrig in exchange for the assets which we shall transfer during 2012 as part of the agreement signed with CADE.

During the year, we took the decision to build a processed products plant in the United Arab Emirates, a region strategic to our internationalization process. Forecast to be unveiled in early 2013, this unit will be important in consolidating the Company’s share of the Halal-related products market. Local production capacity will allow us to offer flexibility and adapt our products to regional and cultural demands and also expand the food service and retail portfolio enabling closer proximity to the region’s consumers.

The Company is also expanding its horizons in Asia. In addition to opening a sales office in China, we have constituted a joint venture with Dah Chong Hong Limited. This operation will allow us to distribute our products in the Chinese market, process meat at local units, disseminate the Sadia brand and enter the retail and food channels. There are also plans before the end of 2013, to build a plant in China.

From the point of view of organizing our operations, the year was particularly notable for the unification and modernization of IT systems (SAP). We have also standardized processes and implemented a structure to monitor projects/synergies (PMO), which has permitted us to make advances in the merger process and to effectively operate as a single company with all that this represents in the administrative, commercial, manufacturing, human and behavioral areas.

We have made progress in the capture of synergies post merger, achieving a gross gain of R$ 702 million in 2011 (R$ 562 million of net synergies before tax and participations) in a period in which we were still operating with the companies on only a partially unified basis.

New challenges lie ahead, inherent to the current stage of our business and arising from a macroeconomic scenario which remains volatile, principally in the overseas market. However, in the domestic market we see a positive outlook both in the traditional retailing area as well as in the food service business, notwithstanding the first half of 2012, when we expect to see continued adaptations due to the implementation of the Performance Commitment Agreement with CADE.

In parallel, we will continue to pursue projects which seek to capture synergies and efficiency gains while investing substantially in improvements to the commercial, logistics and innovation areas. We will be working on this in juxtaposition with the formation of the new Company’s internal culture which also involves the integration of customs, values and credos of the countries where we are developing new businesses.

Again, we are developing our commitment to building a better society, implementing at all stages of the production chain the mission to promote sustainability and improve the relationship with our stakeholders. It is in this spirit that we are developing actions of socio-environmental responsibility notably in the form of control of emissions, reduced water consumption and an enhanced relationship with the communities surrounding our operations. Our commitment is to local development based on initiatives identified and conducted jointly with community representatives. Such initiatives are in alignment with the principles of the Global Compact, to which the Company subscribes, in relation to human rights, labor rights, the environment and combating corruption.

The Company has improved the opening of the segments in which it operates segregating those for the domestic market, export market, food service and dairy products in line with its governance policy, the objective of which is transparency of the businesses and accountability in the rendering of corporate information.

Results to date show that we are on the right track and prepared to overcome the challenges that we will certainly face if we are to achieve our ambitions. In pursuit of these conquests, we are counting on a team driven by a commitment to the Company and guided by the ethical convictions which are enshrined in our organizational culture. These are characteristics which make the difference in scaling even greater heights in the global food market.

Highlights 2010

                The performance of BRF Brasil Foods was marked by consistent advances during 2010 and characterized by efficiency, scale gains and profitability in both domestic and overseas markets. Consequently, we have been able to report an unprecedented result for a Brazilian food company: its ranking as the third largest exporter in the Country with export sales of R$ 9.2 billion. This position shows that we are making good on the commitments we assumed at the time the association between Perdigão and Sadia was announced in 2009 for creating a company able to compete globally and recognized for the value of its brands and the quality of its products.

Our sales volume grew 7% to 5.7 million tons. We posted net sales of R$ 22.7 billion, 8.3% up on 2009. Cash generation according to the EBITDA concept reached R$ 2.6 billion and net income, R$ 804 million, a year-on-year improvement of 126% and 125%, respectively. EBITDA margin was 11.6%, restoring the Company’s historic levels of profitability and this in spite of currency appreciation and spiraling commodity prices in the second half of 2010.

Despite the year being a period of transition while we await authorization to conclude the merger, we continued to invest, allocating R$ 1.1 billion to the expansion and modernization of productive capacity and to programs of efficiency in all areas. Such a decision is indicative of the soundness of the company, commitment to our stakeholders and to the execution of our growth plans for both domestic and international markets. Our net debt to EBITDA ratio fell to 1.4 from 3.6 times given better operating cash generation and optimization of investments. A successful bond issue conducted during the year was instrumental in raising R$ 750 million, at the same time extending the debt maturity profile from an average of two to three years.

An important part of our success is contingent on getting closer to our customers and consumers and improving logistics systems, distribution, development and product innovation.  We monitor the dynamic of the markets and adjust our portfolio of products and services to the specific needs of each segment of consumption or region of the country and the world. To grow and continue to be market leaders, we shall invest in customized solutions which add greater value and services, provide support to our customers in their day to day activities and maintain an open relationship channel. In this context, we have also established the long-term internationalization project focused on higher added value products and distribution in the principal regions where we operate.

The expansion of the operations strengthens an important vocation and strategy of the Company - the creation of jobs and income in small and medium-size municipalities throughout Brazil, the principal inputs and raw materials we use – grains, hogs, poultry, beef cattle and milk – all being acquired from local producers. We ended the year with more than 113 thousand employees, ranking us among the five largest employers in Brazil. We are also conscious that the impact of our projects percolates down through the entire community by encouraging the constitution of new companies, services, projects for infrastructure, healthcare and education.

Going forward, we face the challenge of building a global culture, counting on a team of talented and multifunctional people, alert to the cultural plurality of our customers and equipped to find solutions that meet their particular needs. We are conscious that this situation requires constant efforts in training, upgrading of skills and attracting professionals to help us expand our business.

                Among our priorities, we seek to be recognized for our initiatives in protecting and preserving the environment. Our Sustainable Hog Farming System which supports and finances the construction of biodigestors on the properties of the integrated outgrowers, received United Nations certification allowing the Company to trade carbon credits and has been recognized as a successful example in the defense of sustainability in rural production. On the same theme of sustainability, we also have a particular concern with water. Vital to the food industry, it will become an important competitive and key advantage going forward. Given the seriousness of this theme, we observe constant vigilance in the preservation, economy and reuse of this natural resource.

The combination of these initiatives makes BRF one of the companies which inspires the greatest confidence among investors and shareholders, what comes turns into stock market recognition due to our good corporate governance practices.  In a year when the Ibovespa stock index rose 1%, we recorded a growth of 21% in market capitalization. Over the past ten years, we have provided an annual average return of 31% to our shareholders, a differential which makes the Company one of the most attractive investment options in the capital markets.

In 2010, we took some important steps towards the formation of one of the largest companies in Brazil. We have been tireless in the task of identifying best practices and in the definition of a new command structure for the Company, drawing equally on manpower from Perdigão and Sadia as well as hiring from the market.   The knowledge which has been accumulated in this process has been instrumental in allowing us to prepare a long-term plan which will drive BRF’s growth through 2015, with a focus on adding value to the business.

Our assumptions for 2011 contemplate growth in our main markets and the incorporation of synergies expected to follow from the integration of the businesses with Sadia in alignment to the 2011-2015 strategic plan. Based on the macroeconomic outlook, we are forecasting growth of between 10% to 12% in net revenues and investments between R$ 1.2 billion and R$ 1.4 billion in Capex and R$ 400 million in replacement of breeder stock.

We need the approval of the Administrative Council for Economic Defense - CADE if we are to execute these plans and fully achieve the growth objectives to which we committed at the time of the association of the two companies. The Company has been doing its part in supplying all the analyses and information required of us by the anti-trust authorities and we are hopeful that the organ will announce shortly its decision on the merger.

We are conducting one of the largest mergers in the food industry anywhere in the world. Although working under some operating restrictions, we can be proud of all the progress and the results that have been achieved in 2010. We are convinced that this merger is pro-competition. The results attained up to the present time show the relevance of the company to all our stakeholders – shareholders, clients, consumers, employees, partners, communities, government and society.

We are at a unique and special moment, in order to consolidate and development a company with a vocation and culture for playing the role of a global leader in the food business.

Highlights 2009

The Company didn’t provide forecasts for the year 2009.

BRF continued to concentrate on completing the consolidation of its businesses, on the capture of synergies and in reducing costs as part of the process of incrementing returns. In the light of the current global context, the

Company will further refine its policy of risk management in order to ensure that the solid financial position, achieved to date, remains in place going forward.

BRF began 2009 with a policy of slimming down inventory in anticipation of possible falling demand in Russia and Europe and in the light of the reduction in orders from Brazilian retailers – a situation that will tend to return to normal from the beginning of the second half.

Despite this trading environment, BRF intends to grow its business both in terms of volume as well as sales revenue, benefiting from the wide range of products that it is able to offer the market. Set against a less favorable global economic background, revenues should increase at a slower pace than has been the case in years past, albeit on a continued sustainable basis in tandem with the same return on investments.

Another major challenge for the year is the preparation of the long-term strategic plan, which will set targets up to 2015. Just as with the current action plan through 2011, so the next will have internationalization as one of it priorities, a process that is gaining traction each year as the Company grows into one of the largest businesses in the world food industry.

The discipline of taking a long-term view of chosen markets, permanently evaluating the risks and analyzing the opportunities are a critical part of the Company’s operations based on gradual and solid growth.

BRF is already in the process of making the necessary adjustments in alignment with recent Brazilian legislation on the adoption of international standards of disclosure such as the International Financial Reporting Standards - IFRS for financial statements.

Domestic market

In spite of a highly complex global environment, BRF maitained its growth targets for the Brazilian market, benefiting from the effective growth in personal incomes over the past few years. Under tighter credit conditions, the consumer tends to spend more on food thus presenting opportunities for the Company given its portfolio comprises a comprehensive mix of products meeting the full spectrum of customer demand.

The Company expanded its sales of higher added value products both in processed meats (elaborated, specialty and frozen), and also other processed products (pastas, pizzas, dairy products, margarines, frozen vegetables, among others).

Exports

BRF plans to ramp up operations at its Plusfood plants in Europe and break into new markets worldwide as part of the Company’s process of internationalization.

The principal objectives in export markets are (i) to increase sales volume in meat products, encompassing both in natura and also processed items, with a strategic focus on increasing business in this market; (ii) to increment the export of items specifically targeting retail and food service segments in the European market; (iii) to climb the ranking from third to second largest Brazilian exporter of dairy products, particularly of higher value added Batavo branded products; (iv) to enhance and reposition the Company’s brands in each of its existing markets (Perdix, Fazenda, Batavo); and (v) to implement Total BRF Service (ATP) in the overseas operations.

Operating management

With the objective of gains in productivity at its units, BRF will continue to invest in automation and in the implementation of new technologies, as well as maintain an efficient environmental management structure model for preserving natural resources and controlling the consumption of water and energy.

Organized by business activity, the production area is made up of units grouped into regional areas. The meats business together with other processed products is composed of six regional areas: Rio Grande do Sul, Santa Catarina, Paraná, Goiás, Mato Grosso and Pernambuco.

The structuring of the dairy products business, given its recent nature, is currently being implemented along the same lines. In the margarines segment, BRF operates through Up Alimentos, a joint venture with Unilever.

Unlike recent years when its priority was new acquisitions, in 2009, the Company will prioritize the consolidation of the businesses and the capture of synergies. Part of this move towards closer integration is the adaptation of the supply chain, reducing expenses through amalgamating the delivery of different products and the adoption of a common system across the entire operating spectrum.

The goals established for each business unit are:

• Consolidation of investments in the state of Goiás and continuation of initiatives already taken in the Brazilian Midwest;

• Continued construction of the Bom Conselho Agroindustrial Complex (PE), consisting of one dairy products unit, a specialty meat products plant and a distribution center;

• Increasing beef cattle slaughtering in Mirassol D’Oeste (MT) to full capacity;

• Certifying industrial units to meet the requirements of new markets;

• Continuing the ATP process, reinforcing enhanced responsiveness to customer needs;

• Expansion of the Milk Fidelity project, a series of solutions and incentives for producers to guarantee productivity and improve milk quality. Implemented at Bom Conselho, the program is being extended to other states.

The integration of the companies acquired in the past two years is expected to result in a significant reduction in expenses with an increase in production scale, integration of the supply chain, distribution and warehousing, optimization of the sales team and the adoption of more advanced technology.

Financial management

BRF will continue to pursue a policy of balanced resource application, calculating the inherent risks of each operation, and thus maintaining the solid financial position achieved in 2008 and ensuring liquidity and returns to shareholders. The Company will also continue to employ traditional protection mechanisms against volatility in grain prices, and interest and foreign exchange rates.

The principal focus in 2009 will be on financial management, consisting of improved risk management, a proactive posture for maintaining a balanced financial position, reducing possible market impacts and generating the necessary cash flow to satisfy working capital and investment requirements.

The Company believes that it can reduce the net debt/EBITDA ratio given the shift in strategic focus to more gradual growth rates and improving margins to a level appropriate to investment and working capital requirements.

Sustainability

BRF’s focus on growth with sustainability enhances intangible assets. These are viewed as important competitive advantages, contributing to meeting corporate targets. With the involvement of all stakeholders, we believe that it is possible to harmonize the policy of sustainability based on three pillars:

• Economic-financial: the long‑term strategy is directed towards maintaining average growth reported over the last decade, to returns at higher margins, an effective increase in added value and the allocation of investments, these to form the basis of the next sustained growth cycle encompassing the period of the 2009-2015 business plan;

• Environmental: the development of innovative solutions for preserving and protecting the environment and surpassing the normal legal requisites, always factoring the environmental impact into economic feasibility studies;

• Social: seek to establish favorable conditions for improving the situation of the local population in regions where the Company has operations through the medium of social programs.

12. GENERAL MEETING AND MANAGEMENT

12.1. Describe the issuer’s Administrative Structure, according to its by-laws and internal charter.

Meetings of Shareholders

Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

Subject to statutory exceptions in the Corporations Law, the resolutions at shareholders’ meetings will be limited to the order of business stated in the respective notice of call.

In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1)    To take action with respect to stock dividends and any stock split and reverse stock split;

2)    To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3)    To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4)    To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”);

5)    To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6)    To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7)    To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

Management

General Provisions Applicable to Management

The management of the Corporation is vested in the Board of Directors and the Board of Executive Officers, whose respective authority is granted by law and these Bylaws.

The directors and officers of the Corporation need not post a fidelity bond to cover the discharge of their duties.

The directors and officers of the Corporation will take their offices by signing a statement of incumbency recorded in the proper books and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

Any act performed by any director or officer of the Corporation, whereby the Corporation will become liable for obligations arising from business or transactions unrelated to the corporate purposes, are expressly prohibited and will ipso facto be null and void, without prejudice to liability under civil or criminal law, if the case may be, being imposed on anyone who violates this Paragraph.

The term of office of the directors and officers of the Corporation will be extended until their replacement take office.

The shareholders’ meeting will annually fix the aggregate annual compensation of the directors and officers of the Corporation, including any fringe benefits and entertainment allowances, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation, and the market value of their services. The Board of Directors will have the authority to establish the criteria for allocation of such compensation to each Director and each Executive Officer.

Board of Directors

The Board of Directors is composed of nine (9) to eleven (11) regular members and an equal number of alternates, not less than twenty percent (20%) of whom shall be Independent Directors (as defined in Paragraph One), all such members to be shareholders of the Corporation elected at a shareholders’ meeting for a term of office of two (2) years beginning and ending on the same dates, reelection being permitted.

For the purpose of this Section, an Independent Director means such director as is defined in the New Market Listing Regulations of Bovespa and is expressly declared to be such in the minutes of the shareholders’ meeting at which he or she is elected. Upon election of the members of the Board of Directors, the shareholders’ meeting will designate a Chairman and a Vice Chairman, the latter to substitute for the former in his or her disabilities or absences, as well as in case of vacancy.

Where the multiple vote system has not been requested, the members of the Board of Directors will decide by the vote of an absolute majority of its attending members the names of candidates to be placed on the nominating ticket for all offices in the Board. In the event the multiple vote system has been requested, each member of the then acting Board of Directors will be deemed to be a candidate for the Board of Directors.

If the Corporation receives a written request from shareholders wishing that the multiple vote system be adopted as provided by Section 141, Paragraph One of the Corporations Law, the Corporation will communicate the receipt and contents of such request: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not more than two (2) days from receiving such request, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated.

In the event any shareholder wishes to appoint one or more representatives for the Board of Directors who have not recently been members thereof, such shareholder shall notify the Corporation in writing within not less than five (5) days before the shareholders’ meeting at which the Directors will be elected, providing the name, qualifications and complete information on the professional experience of such candidates. Upon receiving notice with respect to one or more candidates for the Board of Directors, the Corporation will communicate the receipt and contents of such notice: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not less than three (3) days before the relevant shareholders’ meeting, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications circulate.

If there is a vacancy in the office of a regular member of the Board of Directors, his or her alternate will fill the vacancy. In the event of vacancy in the office of a regular and alternate member of the Board of Directors, the remaining members will designate a replacement, who will serve until the next shareholders’ meeting, at which the shareholders will elect another Director to serve for the unexpired term of office. If more than one third (1/3) of the offices on the Board of Directors shall be vacant at the same time, the shareholders’ meeting will be called within thirty (30) days from such event to elect the substitutes, who will qualify for a term of office to coincide with that of the other Directors.

Each member of the Board of Directors must be of good repute, and a person will not be eligible for election if such person: (i) holds a position with any company that may be deemed to be a competitor of the Corporation; or (ii) has or represents any conflicting interest with respect to the Corporation. In the event any member of the Board of Directors attracts any of the foregoing disqualifications after being appointed, such member shall immediately submit his or her resignation to the Chairman of the Board of Directors. No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

                The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

At any meeting of the Board of Directors a quorum will consist of not less than 2/3 of its members.

Except with respect to the matters set out in Section 19 of these Bylaws, the Board of Directors will act by a majority vote of its members attending a meeting, the Chairman to cast the tie-breaking vote in the event of a tie.

The Board of Directors will have authority:

1)      To direct the conduct of the business of the Corporation;

2)      To elect and remove the executive officers of the Corporation and to establish their duties, subject to the provisions of these Bylaws;

3)      To supervise the performance of the executive officers, to examine at any time the books and papers of the Corporation, and to request information on contracts executed or about to be executed, as well as on any other action;

4)      To call shareholders’ meetings as may be deemed advisable and in the cases prescribed by law;

5)      To approve the management report and the accounts of the Board of Executive Officers;

6)      To allocate among the members of the Board of Directors and the Board of Executive Officers the aggregate annual compensation fixed by the shareholders’ meeting, and to establish the criteria for directors’ and officers’ participation in the profits, subject to the provisions of these Bylaws;

7)      To authorize the Executive Officers to give guarantees and aval to companies controlled by and affiliated with the Corporation, as well as to any third parties, in connection with matters related to the operations of the Corporation;

8)      To authorize the Executive Officers to make any products and personal and real property of the Corporation available to companies controlled by and affiliated with the Corporation to be offered as security for borrowing transactions entered into with financial institutions.

9)      To approve the creation or closing of any branch, agency and other offices and other subordinate corporate facilities anywhere in outside of Brazilian territory (international market) ;

10)   To choose and replace independent auditors proposed by the Fiscal Council;

11)   To propose to the shareholders’ meeting the issue of new shares beyond the limit of authorized capital;

12)   To take action on the acquisition of the Corporation’s own shares for cancellation or to be kept as treasury shares and, in this latter case, to take action on the subsequent disposition thereof;

13)   To take action on the issuance of any commercial paper and other similar securities;

14)   To take action on the issue of shares of stock within the limits of authorized capital, establishing the number, terms of payment, and subscription price of such shares, including premium thereon, and whether or not the shareholders will have preemptive rights or be subject to a shorter period for exercise of such rights, as permitted under applicable regulations;

15)   To approve the preparation of semiannual or other interim balance sheets, and to declare semiannual or other interim dividends out of profits shown in such balance sheets or Retained Earnings or Profit Reserves shown in the latest annual or semiannual balance sheet, as provided by law, and/or to authorize the payment of interest on shareholders’ equity, pursuant to Law No. 9,249/95;

16)   To approve and define in advance the action of the Board of Executive Officers on behalf of the Corporation in its capacity as a shareholder and/or quotaholder of other companies, directing the vote to be cast by the Corporation at any shareholders’ and/or other meetings of the companies in which the Corporation holds an interest, except with respect to operational and non-financial matters;

17)   To submit to the shareholders’ approval a proposal to grant stock options to the directors and officers or employees of the Corporation, or individuals providing services to the Corporation or to a company controlled by the Corporation, within the limits of authorized capital;

18)   To authorize changes in the conditions for trading and issuance of American Depositary Receipts – ADRs;

19)   To create technical or consultative committees without voting powers, aimed at discharging specific duties or carrying out general activities of interest to the Corporation. Such committees may function in the following areas, among others: (i) strategic and financing; (ii) governance and ethics; and (iii) directors’ and officers’ compensation and executive development;

20)   To supervise the performance of the duties of any committees that may be created to assist the Board of Directors, to approve the respective regulations and to consider any opinions and reports submitted by such committees pursuant to the prevailing legislation;

21)   To define the three-name list of firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided under Section 43 of these Bylaws.

The following actions will require the affirmative vote of two thirds (1/3) of the members of the Board of Directors:

1)        To propose amendments to the Bylaws with respect to the term of duration of the corporation, the corporate purposes, increases or decreases in capital stock, issue of securities, abrogation of preemptive rights for subscription of newly issued shares and other securities, dividends, interest on shareholders’ equity, the powers and authority of the shareholders’ meeting, the organizational structure and duties of the Board of Directors and Board of Executive Officers and the respective voting requirements;

2)        To propose the spin-off, consolidation, merger of or into the Corporation, and the change of the type of the Corporation or any other form of corporate restructuring;

3)        To approve the liquidation, dissolution, appointment of liquidators, bankruptcy or any voluntary acts for the reorganization of the Corporation in or out-of-court and any financial restructuring in connection therewith;

4)        To propose the creation, acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of: a) ownership interests and/or any securities held in other companies; b) real properties with a market value of over 0.002% of the shareholders equity of the corporation; and c) any fixed assets representing, alone or in the aggregate, an amount equal to two and one half of one percent (2.5%) or more of the shareholders equity of the Corporation;

5)        To establish limitations on the value, term of duration, or kind of transaction for the borrowing of money and other financing transactions, or any security interests in real or personal property or other forms of guarantee;

6)        To approve expenses to be incurred and any financing transaction in connection with activities relating to soybeans, corn and other inputs not expressly included in the general budget, any hedging transactions in the futures and options markets or otherwise;

7)        To give guarantees, to lend money or provide other financing to any companies controlled by and/or affiliated with the corporation and/or its employees, in excess of the limitations imposed in item 4;

8)        To carry out transactions and business of any nature with shareholders, any persons controlling, controlled by and affiliated therewith, any directors and officers, employees and relatives of any of the foregoing, in excess of the limitations imposed in item 4;

9)        To approve integrated annual and multi-annual general capital budgets (operations budgets, investment budgets, and cash flow budgets) of the Corporation and companies controlled by and affiliated with the Corporation, to establish investment policies and the corporate strategy. The integrated annual general budget shall always be approved on or before the last day of the year preceding the calendar year to which it refers and shall cover the twelve months of the subsequent fiscal year. The budget of the corporation shall, at any time during a given calendar year, cover a minimum period of six (6) months. The implementation and execution of the approved budget will be reviewed on a monthly basis at the regular meetings of the Board of Directors;

10)     To elect the members of the Board of Executive Officers, designating the Chief Executive Officer and his or her substitute in case of disability or absence;

11)     To issue, repurchase, repay and/or redeem shares of stock, debentures, whether convertible or not, warrants and any other securities;

12)     To establish the dividend payment policy;

13)     To approve the assignment, transfer and/or acquisition of any rights in connection with trademarks, patents, production and technology processes.

Board of Executive Officers

The Board of Executive Officers, whose members will be elected and may be removed at any time by the Board of Directors, will be composed of not more than fifteen (15) members elected for a period of two (2) years, being one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Investor Relations Officer, the other Executive Officers to have their designated title and duties as may be proposed by the Chief Executive Officer to the Board of Directors pursuant to Section 21 hereof. All such members shall meet the requirements of Section 22 hereof and may be reelected. At the discretion of the Board of Directors, the Chief Financial Officer may discharge the duties of Investor Relations Officer cumulatively with his or her own duties.

It shall be the duty of:

1) The Chief Executive Officer:

a)    To call and preside over the meetings of the Board of Executive Officers

b)   To represent the Board of Executive Officers at any meetings of the Board of Directors;

c)    To submit to the consideration of the Board of Directors any proposals from the Board of Executive Officers with respect to the investment plan, the organizational structure, qualifications for and duties of any offices or positions, adoption of and amendments to the Internal Regulations and other rules and general operating standards of the Corporation and any companies controlled by and affiliated with the Corporation;

d)   To supervise and direct the conduct of the corporate business and the activities of all other Executive Officers;

e)   To submit the financial statements, operations and investment budgets, the financial plan and cash flow to the Board of Directors;

f)     To propose to the Board of Directors any positions in the Board of Executive Officers with or without a designated title, and the respective candidates to discharge specific duties as he or she deems necessary.

2) The Chief Financial Officer:

a)    To prepare, in conjunction with the other executive officers and under the coordination of the Chief Executive Officer, budgets to be submitted for approval to the Board of Directors, and to control the implementation of these budgets, especially with respect to cash flow management;

b)   To direct the implementation of the economic and financial policy, supervising the economic and financial activities as determined by the Board of Directors; to organize and coordinate the information system required for his or her activities, and to supervise all controllership activities.

3) The Investor Relations Officer:

a)    To represent the Corporation before the Brazilian Securities Commission (“CVM”) and all other entities in the securities market and financial institutions, as well as any Brazilian or foreign regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to cause any regulations applicable to the Corporation to be complied with in regard to registration with the CVM and any regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to manage the investors relations policy;

b)   To monitor compliance with the obligations under Article VII of these Bylaws by the shareholders of the Corporation and to submit to the shareholders’ meeting and/or the Board of Directors, when requested, his or her conclusions, reports and actions taken.

4) The other Executive Officers, whose title will be designated by the Board of Directors based on a proposal from the Chief Executive Officer:

a)    To direct, coordinate and supervise specific activities under their responsibility;

b)   To discharge specific duties as may be assigned to them by resolution of the Chief Executive Officer.

                The members of the Board of Executive Officers will be elected by the Board of Directors, who may choose from among candidates previously selected by the Chief Executive Officer. For such purpose, the Chief Executive Officer will send to the Board of Directors a copy of the résumé of each candidate, together with the proposed terms of his or her employment and all other information necessary as evidence of the qualifications required by the Sole Paragraph of this Section.

The Board of Executive Officers will be composed solely of professionals having demonstrable technical knowledge acquired in courses or in the exercise of activities consistent with the position for which they have been proposed.

Subject to the limitations imposed by law and these Bylaws, general management powers are vested in the Board of Executive Officers to take all action necessary for the regular operation of the Corporation with a view to attaining the corporate purposes.

Any two (2) members of the Board of Executive Officers acting together, in or out of court, will have powers to perform any lawful acts and bind the Corporation in any matters affecting its rights and obligations, except that the acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of the following items shall be performed exclusively by the Chief Executive Officer, or his or her substitute acting together with another member of the Board of Executive Officers:

a)    any ownership interests in and/or other securities of any companies;

b)   real properties of any value and any fixed assets.

Subject to the limitations and restrictions contained in the leading sentence of this Section and any other limitations and restrictions determined by the Board of Directors, any two members of the Board of Executive Officers may appoint attorneys-in-fact with specific powers to act on behalf of the Corporation, by proper instruments, which, except where given for in-court representation, shall be valid until December 31 of each year.

The Board of Executive Officers will meet whenever necessary, and minutes of such meetings will be recorded in the proper book.

The Board of Executive Officers will act by a majority vote, the Chief Executive Officer or his or her substitute to cast the tie-breaking vote.

A quorum at any meetings of the Board of Executive Officers will consist of not less than two thirds (2/3) of its members, the Chief Executive Officer or his or her substitute to be always present at such meetings.

In the event of absence or temporary disability, the Executive Officers will substitute for one another, as directed by the Chief Executive Officer. In case of a vacancy, the Board of Directors will, within thirty (30) days, designate a person to fill the vacancy, whose term of office will coincide with that of the other Executive Officers.

Fiscal Council

The Corporation will have a Fiscal Council functioning on a permanent basis, composed of three regular members and an equal number of alternates, with the duties, powers and compensation prescribed by law.

The members of the Fiscal Council will take their offices by signing a statement of incumbency in the proper book and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

The Fiscal Council will hold regular meetings every month and special meetings whenever necessary, and minutes of such meetings will be recorded in the proper book.

In addition to the duties provided in the Brazilian legislation, the Fiscal Council will discharge the functions of an Audit Committee, in accordance with the rules issued by the U.S. Securities and Exchange Commission – SEC and the Regulations of the Fiscal Council.

Compliance with the requirements of applicable legislation, the provisions of these Bylaws and the Regulations of the Fiscal Council is required for the full discharge of the functions of the Fiscal Council.

At least one member of the Fiscal Council shall have a demonstrable knowledge of the accounting, audit and financial areas, such that he or she may be characterized as an expert in finance.

The members of the Fiscal Council will be subject to the same obligations and prohibitions imposed by law and these Bylaws on the directors and officers of the Corporation.

The members of the Fiscal Council may only be members of the Board of Directors, Fiscal Council or Audit Committee of two more companies only in addition to the Corporation.

In the event of vacancy in the office any regular member of the Fiscal Council, the respective alternate will fill the vacancy. If there is a vacancy in the office of a regular member and the respective alternate, the shareholders’ meeting will be called to elect a member to fill the vacancy.

The activities of the Fiscal Council will be governed by prevailing and applicable legislation, these Bylaws and the Regulations of the Fiscal Council, as approved by the Board of Directors of the Corporation, who will provide for the powers, functioning and other matters concerning the aforesaid bodies.

Comittees

Objectives

The Board of Directors in the exercise of his powers established in the Bylaws shall act for the creation of committees to advise the Board in making decisions that require study and analysis of specific and detailed interest of the Company to permit and provide continuity and add value to business Company, approving the present Rules.

Sole paragraph - shall be established the following committees:

a) - Governance Committee, Sustainability and Strategy;

b) - Committee on Finance and Risk Policy;

c) - Compensation Committee of Directors and Executive Development.

Chapter II - Powers, Duties and Responsibilities

The Committees are not deliberative in character, having no power of decision. The meetings will have a secretary to assist the work of the Committee.

Committees are responsible for, when requested by the Board, issue analysis and opinions on the issues relevant to matters concerning:

Governance Committee, Sustainability and Strategy

I - the corporate governance practices of the Company: code of ethics, policy disclosures and stock trading;

II - the Company's strategies;

III - the Guidelines and strategic planning;

IV - the budgets and multi-annual investment of the Company;

V - the investment opportunities and / or divestitures, new business, mergers, divisions and acquisitions;

VI-management system, and

VII - the political and institutional responsibility activities and socio-environment of the Company;

VIII - to monitoring the work of the Audit Committee and the Disclosure Committee and Internal Controls Sarbanes Oxley, in compliance with the law laid down by the SEC - Securities Exchange Commission.

Finance Committee and Political Risk

I - the policies of corporate and financial risks;

II - the policies of raising funds;

III-systems internal controls and financial statements of the Company;

IV - the return of investors, and

V - the appropriate capital structure of the Company.

Compensation Committee of Directors and Executive Development

I - to monitor the implementation of human resources policy of the company;

II - the criteria for remuneration of Executive Directors, including the Incentive Plans Short and Long Term;

III - the goals and criteria for evaluating performance of the Executive Board;

V - to monitor the succession plan of the Executive Board;

Composition

The appointments of members of committees would coincide with the appointment of members of the Board. There may be renewed at the discretion of members of the Board.

Sole Paragraph - In case of replacement of members, whether by resignation or decision of the Board, the termination of the mandate of the new integral will coincide in the same way, with the other members.

The appointment of members of the Committee held the first meeting after the election of the Board by the General Assembly of Shareholders.

The Governance Committee, Sustainability and Strategy will consist of up to 04 (four) members who shall be members of the Board and a member of the Executive Directors of the Company.

The Committee on Finance and Risk Policy shall be composed of up to 04 (four) members, who are members of the Board and may be the CEO or CFO of the Company.

The Compensation Committee of Directors and Executive Development will consist of up to 04 (four) members, who are members of the Board.

The Committees will be composed of at least one professional market. Members of the market should have proven expertise in the field of competence of each of the committees. Each committee will have a coordinator, who must be a member of the Board, chosen by the Board of Directors of the Company.

The external members of the Committees, when appropriate, should have a solid reputation and cannot be elected to those who (i) occupy positions in companies that may be considered competitors of the Company, or (ii) have or represent conflicting interests with the Company.

The Advisory Committee members, not administrators of the Company, sign the Terms of Accession to the Code of Ethics and Policy on Disclosure of Information and Trading of Shares of the Company, being responsible for complying with the rules and confidentiality agreement and other covenants required to perform the function.

Mechanisms for evaluating performance of each agency or committee

Statutory Board: Members are assessed individually, only. Absence of a formal instrument for evaluating performance of the agency, in a joint.

Mechanisms for evaluating performance of members of the board, committees and board of directors

The Company's executive officers are evaluated annually, and established the beginning of each exercise individual goals for the expected performance of the respective area and the Company.

Members of the Board of Directors and the committees do not have a formal assessment tool of individual performance.

12.2. Rules, policies and practices related to the general meetings

a. call notices

Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

b. matters to vote

The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1) To take action with respect to stock dividends and any stock split and reverse stock split;

2) To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3) To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4) To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”);

5) To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6) To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7) To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

Despite the spraying of their capital, the assemblies are made of BRF in the presence of more than 70% and stakeholder participation is stimulated by direct approach to investors, as well as the availability of the reference manual, which are explained in detail the reason for the meeting the importance of the presence, in addition to general guidance on the process.

c. addresses (physical or electronic) where the documents related to the general meeting will be at the disposal of the shareholders for analysis

The documents referred to herein are available for the shareholders at the BRF – Brasil Foods website (www.brasilfoods.com/ir). Copy of such material is also available at the websites of the Brazilian Security and Exchange Commission (www.cvm.gov.br) and the Stock Exchange of São Paulo (www.bmfbovespa.com.br), from the date hereof. The shareholders intending to consult and check the documents at the head offices of the Company must schedule a date and time with the department of Investor Relations (Telephones +55 (11) 2322-5061 / 5048 / 5050 / 5049 / 5051 / 5037).

d. identification and management of conflict of interests

The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

e. request of proxy by management for the exercise of the voting right

The Company conducts public claim of attorney at the time of submission of its Ordinary and Extraordinary General Shareholders Meeting Manual, which contains instructions for participation in the Shareholders’ Meeting (E/OGSM), and the power of attorney. Thus, investors can ensure participation in the Meetings and if they wish, vote for, against or abstain from voting on matters to be deliberated.

f. formalities necessary for acceptance of proxy instruments granted by shareholders, indicating whether grantor admits proxies granted by electronic means

Legitimization and representation of shareholders at the general meetings

Shareholders

Individual Shareholder

▪   ID Card with picture;

▪   Statement including the respective shareholding interest, issued by the custodian bank.

Corporate Shareholders

▪   Notarized copy of the latest Bylaws or consolidated articles of association, and of the corporate documentation granting powers of attorney (e.g.: minutes of the election of officers);

▪   Identification Document from the legal representative(s) with picture;

▪   Statement including the respective shareholding interest, issued by the custodian bank.

Shareholders Represented by Power of Attorney

▪   In addition to the abovementioned documents, a notarized power of attorney, which must have been granted in less than 1 year to an attorney who must be a shareholder, manager of the company or lawyer; and

▪   Attorney's Identification Document with picture.

PS: The corporate documentation must confirm the authority of the legal representative(s) that granted the power of attorney in the name of the corporate shareholder.

Foreign Shareholders

Foreign shareholders must present the same documentation as the Brazilian shareholders, except for the fact that corporate documents of the corporate shareholders and the proxies must be notarized and consularization.

Holders of American Depositary Shares – ADRs

ADRs holders will be represented by The Bank of New York Mellon, as the depository institution, pursuant to the terms of the “Deposit Agreement” signed with BRF – Brasil Foods S.A.

In the last Meeting was held, BRF had the participation of over 67% of its shareholders, a great number, considering their diffuse control. In all Shareholders’ Meetings, the Company informs its shareholders and legal representatives about the availability of a power of attorney and provides a link to your website.

Online Meetings - electronic voting tool. Investors are advised by the Brazilian Securities Commission (CVM), sending e-mail to the registered shareholders, newspapers and websites. The Brazil Foods emphasizes in its documents the availability of a power of attorney and notes that the IR area is available for possible guidance on the proxies.

Address for delivery of documents or for communication with the Company Investor Relations – Rua Hungria, 1.400, 01455-000, São Paulo – SP - Phone: 55 11 2322 5052 / Fax: 55 11 2322 5747 / E-mail: acoes@brasilfoods.com / www.brasilfoods.com/ir

g. maintenance of forums and pages in the Internet directed to receive and share the shareholders’ comments on the subjects covered at the meetings

The Company has a website hosted on the worldwide computer network through which it receives feedback from shareholders, including on the agendas of meetings. Following address: www.brasilfoods.com/ir

h. live and/or audio transmission of the meetings

The Shareholders’ Meetings, are broadcasted via streaming video system, open to investors who preferred to participate in this way.

i. mechanisms intended to allow the inclusion of shareholders’ proposals in the agenda

Shareholders’ Meeting may only discuss matters listed on the agenda of the relevant notice of summons, with the exceptions provided for in the Corporations Law. However, investors have a channel of communication with management, through the investor relations website: www.brasilfoods.com/ir, where investors can enter their proposals to be evaluated.

12.3. Dates and newspapers for publication

Fiscal Year	Document	Newspaper - Estate	Dates
12/31/2011	Financial Statements	Destaque Catarinense - SC	03/23/2012
		Diário Oficial do Estado - SC	03/26/2012
	Convocation Notice of Shareholders General Meeting	Destaque Catarinense - SC	03/28/2012
		Diário Catarinense – SC	03/26/2012
03/27/2012
		Diário Oficial do Estado - SC	03/26/2012
03/27/2012
		Valor Econômico- SP	03/26/2012
03/27/2012
03/28/2012
	Minutes of the General Shareholders Meeting	Diário Catarinense – SC	04/26/2012
		Diário Oficial do Estado - SC	04/26/2012
		Valor Econômico- SP	03/23/2012
04/26/2012
12/31/2010	Financial Statements	Diário Oficial do Estado - SC	3/28/2011
		Valor Econômico - SP	3/25/2011
	Convocation Notice of Shareholders General Meeting	Diário Catarinense - SC	3/28/2011
3/29/2011
3/30/2011
		Diário Oficial do Estado – SC	3/28/2011
3/29/2011
3/30/2011
		Valor Econômico - SP	3/25/2011
3/28/2011
3/29/2011
	Minutes of the General Shareholders Meeting	Diário Catarinense - SC	5/27/2011
		Diário Oficial do Estado - SC	5/27/2011
		Valor Econômico - SP	5/27/2011
12/31/2009	Financial Statements	Diário Catarinense - SC	3/1/2010
		Diário Oficial do Estado - SC	3/1/2010
		Valor Econômico - SP	02/27/2010
	Convocation Notice of Shareholders General Meeting	Diário Catarinense - SC	03/15/2010
03/16/2010
03/17/2010
		Diário Oficial do Estado - SC	03/15/2010
03/16/2010
03/17/2010
		Valor Econômico - SP	03/15/2010
03/16/2010
03/17/2010
	Minutes of the general Shareholders Meeting	Diário Catarinense - SC	4/1/2010
		Diário Oficial do Estado - SC	4/5/2010
		Diário Oficial do Estado - SP	4/1/2010

12.4. Rules, policies and practices about the board of directors

a. frequency of meetings

The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

At any meeting of the Board of Directors a quorum will consist of not less than 2/3  of its members.

b. shareholder agreement provisions establishing restriction or dependence to the exercise of the voting right of board members, if applicable

No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

c. rules for identification and management of conflicts of interest

The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

12.5. Description of the commitment clause to settle disputes through arbitration

According to section 46 of the By Law, the Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

12.6 to 12.10

Fiscal Council/Audit Committee

Attilio Guaspari

64 years, engineer, security number 610.204.868/72, Member of the Fiscal Council / Audit Committee, elected at the Shareholders’ Meeting of April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013. Mr. Guaspari does not occupy other functions at BRF. Mr. Guaspari was not elected by a controlling shareholder. (Independent member)

Main professional experiences over the last 5 years

Company: BRF – Brasil Foods S.A.

Designation: Member of the Fiscal Council / Audit Committee of the BRF - Brasil Foods S.A. since April 2005.

Functions of the office: Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Production and Food Processing.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffused control

- Others: diffused control

Management positions that occupy or have occupied in public companies

Company: BRF – Brasil Foods S.A.

Designation: Member of the Fiscal Council / Audit Committee of the BRF - Brazil Foods S.A. since April 2005.

Company: Proman

Designation:  Member of the Board of Directors, as Chief Executive Officer and as member since 2006.

Company: Brasil Ferrovias S.A.

Designation:  Member of the Board of Directors of the holding of the railroads Ferronorte, Ferroban and Novoeste from 2003 to 2006. Audit Committee Coordinator from 2005 to 2006.

Company: Verolme-Ishibrás S.A.

Designation:  Member of the Board of Directors from 1994 to 1995.

Inform the existence of the marital relationship, marriage or relationship to the second degree between:
a. administrators transmitter
Nothing to declare.

b. (i) directors of the issuer and (ii) managers of subsidiaries, directly or indirectly, the issuer
Nothing to declare.

c. (i) directors of the issuer or its subsidiaries, direct or indirect, and (ii) direct drivers the issuer or indirect
Nothing to declare.

d. (i) directors of the issuer and (ii) directors of the companies direct and indirect subsidiaries the transmitter
Nothing to declare.

Inform about reporting relationships, service or control maintained over the past 3 years, between the emitter and administrators:

a. controlled society, directly or indirectly by the issuer
Nothing to declare.

b. controller issuer's direct or indirect
Nothing to declare.

c. relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people
Nothing to declare.

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Agenor Azevedo dos Santos

57 years, Account, security number 383.239.407-97, Alternate Member of the Fiscal Council / Audit Committee, elected at Shareholders’ Meeting April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013. Mr. dos Santos does not occupy other functions at BRF. Mr. dos Santos was not elected by a controlling shareholder.

Main professional experiences over the last 5 years

Company: Fundação de Assistência e Previdência Social do BNDES – FAPES

Designation: Account Manager

Functions of the office:  Management and Control Foundation's accounting numbers.

Main activity of business: Pension Fund.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffused control

- Others: diffused control

Management positions that occupy or have occupied in public companies

Company: BRF – Brasil Foods S.A.

Designation:  Alternate Member of the Fiscal Council/ Audit Committee from 2005 to 2010.

Company: Proman

Designation: Board of Directors Member as President since 2006.

Inform the existence of the marital relationship, marriage or relationship to the second degree between:
a. administrators transmitter
Nothing to declare.

b. (i) directors of the issuer and (ii) managers of subsidiaries, directly or indirectly, the issuer
Nothing to declare.

c. (i) directors of the issuer or its subsidiaries, direct or indirect, and (ii) direct drivers the issuer or indirect
Nothing to declare.

d. (i) directors of the issuer and (ii) directors of the companies direct and indirect subsidiaries the transmitter
Nothing to declare.

Inform about reporting relationships, service or control maintained over the past 3 years, between the emitter and administrators:

a. controlled society, directly or indirectly by the issuer
Nothing to declare.

b. controller issuer's direct or indirect
Nothing to declare.

c. relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people
Nothing to declare.

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Susana Hanna Stiphan Jabra

54 years, economist, security number 037.148.408-18, Member of the Fiscal Council / Audit Committee, elected at Shareholders’ Meeting April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013. Ms. Jabra does not occupy other functions at BRF. Ms. Susana was appointed by the Fundação Petrobrás de Seguridade Social – Petros.

Main professional experiences over the last 5 years

Company:  Fras-Le S.A.
Designation:  Board of Directors
Functions of the office: Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.
Main activity of business: Autoparts.

Company:  CPFL Energias S.A.
Designation:  Board of Directors
Functions of the office: Responsibilities established in Brazilian legislation
Main activity of business: Energy Company.

Company:  CPFL Energias S.A.
Designation:  Fiscal Council
Functions of the office: Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.
Main activity of business: Energy Company.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffused control

- Others: diffused control

Management positions that occupy or have occupied in public companies

Company: Itaú S.A.

Designation: Cost and Budget Analyst of the Board / Economist at Economic Consulting

Company:  Fras-Le S.A.
Designation:  Board of Directors

Company:  CPFL Energias S.A.
Designation:  Fiscal Council

Inform the existence of the marital relationship, marriage or relationship to the second degree between:
a. administrators transmitter
Nothing to declare.

b. (i) directors of the issuer and (ii) managers of subsidiaries, directly or indirectly, the issuer
Nothing to declare.

c. (i) directors of the issuer or its subsidiaries, direct or indirect, and (ii) direct drivers the issuer or indirect
Nothing to declare.

d. (i) directors of the issuer and (ii) directors of the companies direct and indirect subsidiaries the transmitter
Nothing to declare.

Inform about reporting relationships, service or control maintained over the past 3 years, between the emitter and administrators:

a. controlled society, directly or indirectly by the issuer
Nothing to declare.

b. controller issuer's direct or indirect
Nothing to declare.

c. relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people
Nothing to declare.

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Manuela Cristina Lemos Marçal

38  years, economist, security number 070.977.207/60, Alternate member of the Fiscal Council / Audit Committee, elected at Shareholders’ Meeting of April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013. Ms. Manuela does not occupy other functions at BRF. Ms. Manuela was appointed by the Fundação Petrobrás de Seguridade Social – Petros.

Main professional experiences over the last 5 years

Company: Fundação Petrobras de Seguridade Social – Petros

Designation: Executive Manager for Equity Transactions

Functions of the office: Manager of an investment portfolio consisting of investments in variable income with long-term profile and investment funds, Private Equity and Venture Capital.

Main activity of business: Pension Fund.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Pension Fund.

- Others: diffused control

Management positions that occupy or have occupied in public companies:

Nothing to declare

Inform the existence of the marital relationship, marriage or relationship to the second degree between:
a. administrators transmitter
Nothing to declare.

b. (i) directors of the issuer and (ii) managers of subsidiaries, directly or indirectly, the issuer
Nothing to declare.

c. (i) directors of the issuer or its subsidiaries, direct or indirect, and (ii) direct drivers the issuer or indirect
Nothing to declare.

d. (i) directors of the issuer and (ii) directors of the companies direct and indirect subsidiaries the transmitter
Nothing to declare.

Inform about reporting relationships, service or control maintained over the past 3 years, between the emitter and administrators:

a. controlled society, directly or indirectly by the issuer
Nothing to declare.

b. controller issuer's direct or indirect
Nothing to declare.

c. relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people
Nothing to declare.

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Decio Magno Andrade Stochiero

48 years, business administrator, security number 279.497.881-00, post graduated in Asset Valuation and Investment Portfolios at USP/FEA, Member of the Fiscal Council / Audit Committee, elected at Shareholders’ Meeting of April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013. Corporate Planning and Control in Sistel Social Security since 2002. Tax Advisor certified by the Brazilian Institute of Corporate Governance - IBGC. Mr. Stochiero does not occupy other functions at BRF. Mr. Stochiero was appointed by Sistel.

Main professional experiences over the last 5 years

Company: Fundação Sistel de Seguridade Social - Sistel

Designation: Control and Planning Corporate Manager.

Functions of the office: Manage the activities of planning and control of the Foundation's investments. In addition to the duties established by law and by the Company Statute.

Main activity of business: Complementary  Pension funds

Company: Bonaire Participações S.A.

Designation: Board Member

Functions of the office: Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Electric Energy

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Pension Fund

- Others: diffused control

Management positions that occupy or have occupied in public companies:

Company: CPFL Energia S.A.

Designation: Fiscal Council

Company: Perdigão S.A.

Designation:  Fiscal Council

Inform the existence of the marital relationship, marriage or relationship to the second degree between:
a. administrators transmitter
Nothing to declare.

b. (i) directors of the issuer and (ii) managers of subsidiaries, directly or indirectly, the issuer
Nothing to declare.

c. (i) directors of the issuer or its subsidiaries, direct or indirect, and (ii) direct drivers the issuer or indirect
Nothing to declare.

d. (i) directors of the issuer and (ii) directors of the companies direct and indirect subsidiaries the transmitter
Nothing to declare.

Inform about reporting relationships, service or control maintained over the past 3 years, between the emitter and administrators:

a. controlled society, directly or indirectly by the issuer
Nothing to declare.

b. controller issuer's direct or indirect
Nothing to declare.

c. relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people
Nothing to declare.

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Tarcísio Luiz Silva Fontenele

47 years, lawyer, security number 265.672.021-49, Alternate Member of the Fiscal Council / Audit Committee, elected at Shareholders’ Meeting April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013. Mr. Fontenele does not occupy other functions at BRF. Mr. Fontenele was appointed by Sistel.

Main professional experiences over the last 5 years

Company: Fundação Sistel de Seguridade Social - Sistel

Designation: Legal Manager

Functions of the office:  Coordination and management of all areas of legal Sistel.

Main activity of business: Pension Fund.

Company: Embraer S.A.

Designation: Alternate Fiscal Council member

Functions of the office: Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Aerospace

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Pension Fund

- Others: diffused control

Management positions that occupy or have occupied in public companies:

Company: Santos Brasil S.A.

Designation: Fiscal Council

Company: Tele Nordeste Celular Participações S.A

Designation:  Fiscal Council

Inform the existence of the marital relationship, marriage or relationship to the second degree between:
a. administrators transmitter
Nothing to declare.

b. (i) directors of the issuer and (ii) managers of subsidiaries, directly or indirectly, the issuer
Nothing to declare.

c. (i) directors of the issuer or its subsidiaries, direct or indirect, and (ii) direct drivers the issuer or indirect
Nothing to declare.

d. (i) directors of the issuer and (ii) directors of the companies direct and indirect subsidiaries the transmitter
Nothing to declare.

Inform about reporting relationships, service or control maintained over the past 3 years, between the emitter and administrators:

a. controlled society, directly or indirectly by the issuer
Nothing to declare.

b. controller issuer's direct or indirect
Nothing to declare.

c. relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people
Nothing to declare.

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Board of Directors

Carlos Fernando Costa

45 years old, Mathematician, security number 069.034.738-31, alternate member of the board of directors, elected at Shareholders’ Meeting April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013. Mr. Fernando does not occupy other functions at BRF. Mr. Fernando was appointed by Fundação Petrobrás de Seguridade Social - Petros.

Main professional experience over the past 5 years

Company: Fundação Petrobras de Seguridade Social – Petros

Main activity of business: Pension Fund.

Functions of the office: Investments Director

Main activity of business: Resource Management.

Company: Fundação Petrobras de Seguridade Social – Petros

Main activity of business: Pension Fund.

Functions of the office: Market operation Executive Manager

Main activity of business: Management of investments in fixed income and equity-focused short-term securities (CCB, CRI, FIDC) and government securities.

Company: Fundação Petrobras de Seguridade Social – Petros

Main activity of business: Pension Fund.

Functions of the office:  Planning Investments Executive Manager

Main activity of business: Produce the Investment Policies of the various benefit plans of the Foundation, to coordinate the activities of Petros resource allocation in order to optimize the structure of assets, to prepare studies of Asset Liability Management of the various plans administered by Petros and analyze previously new investment opportunities, seeking compliance with the rules and guidelines of the investment Policies of the Plans.

Company: Fundação Petrobras de Seguridade Social – Petros

Main activity of business: Pension Fund.

Functions of the office: Financial Executive Manager

Main activity of business: Management of loan portfolio, cash flow, control of investment and market risk

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Pension Fund

- Others: diffusing control

Management positions that occupy or have occupied in public companies:

Company: INVEPAR – Investimentos e Participações em infra-Estrutura S.A
Designation: Board of Directors

Company: Log-In Logística Intermodal S.A.
Designation: Board of Directors

Company: Tele Norte Leste Participações S.A.
Designation: Board of Directors

Company: Lupatech S.A.
Designation: Board of Directors

Inform the existence of the marital relationship, marriage or relationship to the second degree between:
a. administrators transmitter
Nothing to declare.

b. (i) directors of the issuer and (ii) managers of subsidiaries, directly or indirectly, the issuer
Nothing to declare.

c. (i) directors of the issuer or its subsidiaries, direct or indirect, and (ii) direct drivers the issuer or indirect
Nothing to declare.

d. (i) directors of the issuer and (ii) directors of the companies direct and indirect subsidiaries the transmitter
Nothing to declare.

Inform about reporting relationships, service or control maintained over the past 3 years, between the emitter and administrators:

a. controlled society, directly or indirectly by the issuer
Nothing to declare.

b. controller issuer's direct or indirect
Nothing to declare.

c. relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people
Nothing to declare.

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

12.11. Describe the provisions of any agreements, including insurance policies, which provide for the payment or reimbursement of expenditure borne by the administrators, as a result of damages caused to third parties or the issuer, penalties imposed by state agents, or agreements aimed at closing administrative or judicial proceedings, under the performance of their functions

The eventual reimbursement of expenses is covered by a Directors and Officers Liability insurance policy on the basis of a claim with notification up to the limit of US$ 35 million for BRF and all its subsidiaries, in accordance with the following coverage:

- The following are deemed to be insured: All officers, members of boards/councils, conditional on their exercising  management-related functions, and attorneys-in-fact duly vested in their functions, who have acted, are acting or may come to act as such;

- Indemnification due to administrative, arbitral or judicial  processes or proceedings (Civil or Criminal) due to act of omission inherent in their condition as administrator, with relation to questions of a tax, labor, social security, civil and criminal nature or of a consumer and anti-trust-related nature.

- Defense Costs (charges, fees, appeal bonds, defense when involving the imposition of fines against the insured party and of a environmental nature in which the insured party figures as the defendant or party defendant);

- Monetary convictions arising from judicial sentences with no right of appeal or final arbitration decisions ruled against the insured party;

-Judicial and extrajudicial agreements negotiated with the prior consent of, and in writing from the Insurer;

- New Subsidiaries (automatic coverage for new subsidiaries with assets less than 30% of the total assets of the Taker (Borrower)

12.12. Other relevant information

Information regarding Management positions occupied by Company’s Directors is described in items 12.6 to 12.10.

ABRASCA

ABRASCA CODE OF GOOD CORPORATE GOVERNANCE AND PRACTICES FOR PUBLICLY HELD COMPANIES

PREAMBLE

Since its founding, one of the principles of the Brazilian Association of Public Held Companies (Associação Brasileira das Companhias Abertas), or ABRASCA, has been to pursue greater efficiency, modernization and productivity in the Brazilian economy through democratizing capital.

Publicly held companies have democratized their capital, courting shareholders from among the investing public.  The great involvement with the capital markets demands perfecting and developing management, especially with respect to the commitment to transparency, fairness and accountability.  The initiative toward regulation by the publicly held companies themselves reinforces the commitment of member companies to make the ABRASCA’s objectives a reality.

This Code was prepared based on the best practices of corporate governance in Brazil and elsewhere.  The ABRASCA follows a principle-based model of regulation, rather than detailed rules, a trend that has been embodied in international standards of accountability, so as to pursue, above and beyond mere compliance with formalities, observance of the essence of the regulation.

Although the practices envisioned in the Code are widely recognized as good ones, the ABRASCA understands that each company’s degree of development, life cycle, structure of corporate control and other particular circumstances may justify other means of attaining good corporate governance, which accounts for the Code establishing a flexible set of rules.

Based on an approach known as “apply or explain,” this model affords flexibility to Adhering Companies to decide not to apply one or more rules, if they explain the reasons for that decision.  This flexibility is necessary since a single model will not always work for all companies, but rather, may need to be adapted.

In addition, the Code includes recommendations for practices that, given the current stage of corporate governance in Brazil, have not been adopted at a sufficient level to be established as rules.

CHAPTER 1 –  OBJECTIVE AND SCOPE

Basic Principle

This ABRASCA Code of Good Corporate Governance and Practices for Publicly Held Companies (the “Code”) establishes principles, rules and recommendations with the objective of contributing to improving corporate governance practices, to improve investor confidence, facilitate access to the capital markets and reduce the cost of capital, fomenting the sustainability and perenniality of Brazilian publicly held companies, and creating long-term value.

Rules

1.1.  The principles, rules and recommendations in this Code are applicable to the ABRASCA member companies that voluntarily decide to adhere to its precepts.  Adherence will be memorialized through an Instrument of Adherence to the ABRASCA Code of Good Corporate Governance and Practices for Publicly Held Companies.

1.2.  An Adhering Company should disclose in item 12.12 of the Reference Form (Formulário de Referência) the date of adherence and state that it applies the principles and rules established in this Code.

1.3. The application of the principles and rules pursuant to Chapters 1 and 11 to 14 by Signatory Companies is mandatory.

1.4.  Adhering Companies may decide not to apply one or more rules in Chapters 2-10 of this Code, except if required by applicable law or regulation, on the condition that they explain to the their shareholders and investors the reasons for this decision, in item 12.12 of the Reference Form.  The explanation should be drafted in language that is accessible, complete and precise, such that shareholders and the investors may accordingly form their assessment of the Company.

1.5.  The statement discussed in item 1.2 of this Code does not cover recommendations and there is no need to explain the reasons for which an Adhering Company has not applied one or more recommendations.

1.6.  If an Adhering Company decides to cancel its adherence to this Code, it should communicate the cancellation through a letter addressed to the President of the Council on the Corporate Governance of Publicly Held Companies, it being stipulated that at least 2 (two) years shall pass before readherence, counted from the filing of such communication, except in cases of transfers of control or in special fully justified cases, as approved by the Council on the Corporate Governance of Publicly Held Companies.  Cancellation of adherence to the Code should be disclosed immediately through the System for Periodic and Other Reports through a press release or material fact notice, depending on Company administrators’ assessment of materiality, as well as in item 12.12 of the Reference Form, and shall not imply that the company is no longer a member of the ABRASCA.

1.7.  An Adhering Company that decides to cancel its adherence remains obligated to apply the principles and the rules established in this Code, as in effect on the date of filing of the communication cancelling its adherence, for a period of 6 (six) months as of the date of such filing, except (a) in the case of deregistering as a publicly held company or in special fully justified cases, as approved by the Council on the Corporate Governance of Publicly Held Companies, in which the application of one or more principles and rules established in this Code may be waived; (b) in the case of the principles and rules established in Chapter 10, whose period of application will be 1 (one) year as of the date of such filing; or (c) in the case of a change in this Code by the ABRASCA’s Supervisory Board referred to the Shareholders’ Meeting, in which the changes pending approval by the Shareholders’ Meeting will not be deemed to be in effect.

1.8.  Adhering Companies should require all of their Administrators to sign a Consent.  Administrator Consents should be sent to the ABRASCA within 30 (thirty) days of the date of election.

1.9.  In order to preserve and defend faithful application of the principles and rules established in this Code, Administrators of Adhering Companies should, within their respective spheres of action and influence, restrain any acts or omissions that infringe on or conflict with the principles or rules contained herein.

CHAPTER 2 – BOARD OF DIRECTORS

2.1.  Supervision by the Administration

Basic Principle

The role of the board of directors is to establish the Company’s mission, policies and general and strategic objectives, supervise management, and act diligently in the interests of the Company and all shareholders, in order to create long-term value.

Complementary Principles

The board of directors should monitor the conduct of the business and activities of the board of executive officers and risk management, within an organizational structure based on prudence and effective supervision.

Directors should ensure that financial and strategic information is reliable and that financial controls and risk management systems are appropriate and effectively applied, acting diligently, transparently and faithfully to the Company.

The board of directors should also defend the Company’s values and purposes, and should prevent and manage conflicts of interest and make decisions in the best interests of the Company, independent of the individual interests of the shareholders that appointed them.

Rules

2.1.1.  The board of directors should meet at least quarterly.

The Company’s Board of Directors meets monthly and, whenever necessary, deliberates on an extraordinary basis.

2.1.2.     Directors should solicit from the board of executive officers the information necessary to comply with their duties and powers.  The board of executive officers must furnish such information, and directors should seek explanations or more details whenever they deem necessary, and if needed request the opinion of external specialists approved by the board of directors.  The costs of such external specialists should be borne by the Company.

The corporate bodies maintain this flow of decision and analysis of the Company’s processes.

2.1.3.     Directors that disagree with the conduct of the Company’s affairs or with a proposed action should ensure that their disagreement is recorded in the board meeting minutes.  In the case of resignation due to a disagreement, the director should register in writing the reasons motivating their resignation, in a statement to be sent to the chair of the board of directors, requesting that all directors be informed.

All registrations are duly incorporated in the minutes of the Board of Directors meetings.

Recommendations

2.1.4.     It is recommended that the board of directors meeting at least annually without the presence of the Executive Directors, to individually assess the performance of the Company and its chief executive officer and consider the results of the evaluation of the other officers.

The practice is adopted by the Board of Directors, Including meetings with the Internal Audit, Audit Committee and the Fiscal Council in addition to the evaluations of the corporate bodies.

2.1.5.     It is recommended that the Board of Directors approve a formal policy for allocating results, which should be made available on the Company’s website.

Policy approved internally.

2.1.6.     It is recommended that the Company ensure the contracting of civil liability insurance for administrators, with the usual standards of coverage for the Brazilian market.

Applicable and reported in the Company’s explanatory notes.

2.2.  Board Chair

Basic Principle

The board chair is responsible for leading and coordinating the activities of the board of directors, and should ensure that it performs its roles diligently and efficiently.

Complementary Principles

The board chair is responsible for ensuring the correct and consistent flow of information to the board of directors and its Committees, among other responsibilities.

The board chair should also facilitate contributions from all directors, and ensure the good development of relations among board members.

Rules

2.2.1.  The board chair will preside over meetings, align the board’s activities with the interests of the Company and its shareholders, organize the agenda, allocate responsibilities and periods, monitor the processes of evaluating the administration and conduct them in accordance with good corporate governance practices.

Practice fully applied.

2.2.2.  The board chair should ensure that directors have to access such clear and precise information as is needed to assess the matters to be discussed and resolved on in the meetings, at least 2 (two) business days in advance, except in exceptional and justifiable circumstances.

Existing practice with available documents 5 (five) working days prior to the decisions.

2.2.3.  The board of directors should name a secretary, who will be responsible for helping the chair ensure the proper functioning of the board.  All directors should have access to the services of the secretary of the board of directors.

The corporate bodies include an advisor with experience in the corporate, financial, strategic planning, corporate governance, financial control and investor relations areas, having an in depth knowledge of all the  compliance rules of the Brazilian and international regulations.

2.3.  Composition and Evaluation of the Board of Directors

Basic Principle

The board of directors should be formed by members that bring together the qualifications and abilities needed to improve the decision-making process, resolve conflicts of interest and permit the board to exercise its role of supervising the Company’s management.

Complementary Principle

The board of directors should be composed of a number of members that makes it possible to balance distinct abilities and experiences in guiding the business.  Changes in the composition of the board of directors should not cause interruptions in its activities or delays in the process of deciding on matters within its authority.

Rules

2.3.1.     The boards of directors of Companies listed for trading on a Stock Exchange should be composed of at least 5 (five) and at most 11 (eleven) members.

The Company’s Board of Directors is made up of 10 members.

2.3.2.  Boards of directors should have 1 (one) or more Independent Directors who can make decisions when considering matters on which other directors are barred from voting by virtue of conflicts of interest, and thus contribute to improving the decision-making process through an unbiased analysis of the matters to be discussed.  The number of Independent Directors should be suited to the Company’s characteristics, but the board should have at least 1 (one) Independent Director.  The independence of Independent Directors should be noted in the minutes of their election.

The Company has 7 (seven) independent members sitting on its Board of Directors.

2.3.3.     The administration should indicate, in item 12.8 of the Reference Form, the classification of each director in accordance with this Code: Executive Director, Non-Executive Director and Independent Director.

This specification is reported in item 12.8 of the Reference Form.

2.3.4.     The board, as a collegial body, should seek to assemble among its members, among other competencies, knowledge of the business of the Company and finances, capital markets, accounting, corporate law, legal standards and the rules established by regulatory agencies and self-regulatory organizations as applicable to publicly held companies.

In accordance with the Directors’ curriculum, the Board as a corporate body, is made up of professionals with these competencies.

2.3.5.     The Company’s directors should have sufficient available time to assiduously and actively perform their powers, and it is recommended that they not participate in more than 5 (five) boards of directors, excluding, for purposes of calculating the number of boards of directors for each director, participation on the boards of directors of subsidiaries, companies over which the Company has significant influence, parent companies or entities under common control.

The Company’s Directors do not sit on any more than 5 (five) boards.

Recommendations

2.3.6.     It is recommended that the board of directors conduct an annual formal evaluation of its performance, including, further, an assessment of the activities of its Committees.

The Board of Directors conducts a formal annual appraisal.

2.3.7.     The evaluation of the board of directors, if undertaken, should try to show if the board and the directors participate assiduously in examining and debating the matters discussed, contribute to the decision-making process, and demonstrate commitment to exercising their functions.  The assessment of the board should seek to identify the strengths of the board of directors, as well as areas for improvement.

The appraisal’s objective is the improvement in the processes and good practices of corporate governance.

2.3.8.     It is recommended that external specialists participate in assessing the board of directors, to lend objectivity to the process.

The appraisal is undertaken by an outside consultancy which is a specialist in the process.

2.4.  Committees of the Board of Directors

Basic Principle

The board of directors should consider creating advisory committees, so that complex and specialized matters are analyzed in depth.

Complementary Principles

Committees are advisory bodies that formulate proposals and recommendations for the board, after analyzing matters within their competency.

Instituting Committees is not a panacea, and their adoption, as well as the number of committees and their respective compositions and attributes, depend on each Company’s life cycle and characteristics.

Rules

2.4.1.     The board of directors should monitor the activities developed by the Committees and deliberate on the recommendations and opinions presented by them.

The committees are made up of members of the Board of Directors who report the activities involving the body’s meetings.

 2.4.2.  The Committees should have a set of internal guidelines approved by the board of directors, containing powers, composition and other functional rules.

The committees’ internal charter, approved by the board of directors, contains the functions, composition and the other rules for functioning.

2.4.3.  The Committees should be composed of at least 3 (three) members, all with knowledge of the matters handled by the advisory body, including at least one specialist in these areas.  The Committees should be chaired by directors, and may also include officers, other employees and external members.  External specialists may also be hired to advise the Committee on the matters to be studied, in which case the board of directors will resolve on a duly supported proposal to hire.

The committees are structured in accordance with the rule.

2.4.4.  At least one Independent Director should participate on the Committee that handles audit matters, if any.

The chairman of the Audit Committee is a professional with recognized knowledge in the accounting, corporate and audit areas and is also a financial specialist.

2.4.5.  Material information obtained by one member of the board of directors or Committee should be timely made available to all the other members of that body.

The corporate bodies disseminate information which is discussed and analyzed through a portal.

2.4.6.  All material the board of directors needs to examine should be made available, whenever possible, together with the recommendations and the opinions of the Committees.

The process takes place in accordance with the rule.

2.4.7.  If the Committee identifies a significant deficiency or material weakness in the Company’s internal controls and risk management systems, the board of directors should immediately evaluate the situation and, if the recommendation of the Committee is approved, demand that the board of executive officers correct such deficiency or weakness.

The Company’s process and policies were established and are followed in accordance with the rule.

Recommendation

2.4.8.  It is recommended that at least one Independent Director participate on Committees that handle internal controls and risk management, conflicts of interest, Related-Party transactions, executive compensation and the nomination of directors.

All the committees are made up of independent and professional directors with recognized competence in the matters concerned.

CHAPTER 3 – BOARD OF EXECUTIVE OFFICERS

3.1.        Management

Basic Principle

Managing the Company’s business is the province of the board of executive officers, which is the body responsible for executing the strategy approved by the board of directors, subject to the limits defined by the board of directors.

Complementary Principle

The chief executive officer is responsible for coordinating the activity of the officers and serving as liaison between the board of executive officers and the board of directors to which it is accountable.

Rules

3.1.1.  Each officer is responsible for their role in the management and is accountable to the chief executive officer and, when solicited, to the board of directors.

Applied practice.

3.1.2.  The chief executive officer, together with the other officers, is responsible for developing, deploying and executing the Company’s operational and financial procedures, in consonance with the policies and limits approved by the board of directors.

Applied practice.

3.1.3.  The chief executive officer and the other officers should ensure compliance with the Code of Conduct and all the policies, limits and resolutions approved by the board of directors.

Applied practice.

3.2.  Appointment of the Officers

Basic Principle

The board of directors is responsible for appointing the Company’s officers, and the choice and election of the officers should be guided by their professional capacity, knowledge and specialization in their respective areas of action.

Rules

3.2.1.  Besides the knowledge for exercising their roles, all officers should know the legal standards and rules established by the regulatory agencies and self-regulatory organizations applicable to publicly held companies, including the standards provided in this Code.

Applied practice.

3.2.2.  Every investor relations officer should respect the terms established in the “Ethical Principles and Code of Professional Conduct for Investor Relations,” prepared by the IBRI, included in Annex 3.2.2.

Applied practice.

Recommendations

3.2.3.  It is recommended that the board of directors establish a plan of succession of the officers, to ensure the perenniality of the Company.

The Company is examining the implementation of a succession plan. The Company’s current chief executive officer was chosen through a succession plan and elected in 2008. The succession plan was announced a year prior to the new CEO taking office in a transparent manner and widely announced to the market.

3.2.4.     It is recommended that item 12.12 in the Reference Form contain a description of the general outlines of the succession plan, if there is one.

3.3.  Evaluation of the CEO and the Board of Executive Officers

Basic Principle

The chief executive officer and the other members of the board of executive officers should be evaluated individually, at least once a year.

Rules

3.3.1.  The board of directors should institute the criteria and procedures for evaluating the chief executive officer and the other members of the board of executive officers, and the evaluation may be conducted by a Committee, if there is one.

The Compensation and Professional Development Committee provides support to the Board of Directors in this process.

Recommendations

3.3.2.     It is recommended that the results of the individual evaluation of the members of the board of executive officers be submitted to the board of directors, if the evaluation is conducted by a Committee.

Applied practice.

3.3.3.  It is recommended that Executive Directors not participate in the evaluations of the chief executive officer, the other officers and the examination of the results of the evaluation of the board of executive officers.

None of the Company’s Executive Directors or Statutory Directors sit on the Board of Directors.

3.4.  Relationship with Stakeholders

Basic Principle

The board of executive officers should ensure that an ethical, transparent and fair relationship with Stakeholders is maintained, and clearly and efficiently disclose its practices for communicating and managing economic, social and environmental risks.

Rules

3.4.1.  The board of executive officers should publish periodic reports on the aspects of the Company’s business activity that are material to Stakeholders, such as the economic and financial information required under legal and regulatory standards, operational performance, corporate initiatives and investments and environmental protection and conservation, relationships with the communities that live close to its operation, management model and corporate governance.

The Company publishes its annual sustainability report in accordance with the rules of the GRI – Global Reporting Initiative.

3.4.2.  The report of the administration and the Reference Form should be utilized to provide material information to Stakeholders, without prejudice to other means of communication.

Applied practice.

Recommendations

3.4.3.     It is recommended that the Company publish a sustainability report along the lines of the Global Reporting Initiative, at least at the level of application.  Ideally, this information should consist of an integrated annual report that contains, besides information derived from the financial statements, information on such themes as Environmental, Social and Corporate Governance (ESG) issues. 1

Applied practice.

3.4.4.  It is recommended that virtual channels and other technologies be exploited in pursuit of rapid, efficacious and broad diffusion of information.

Applied practice.

  1  Information on sustainability reports modeled on the Global Reporting Initiative (GRI) G3 guidelines and application levels may be found in the “Sustainability Reporting Guidelines” and “GRI Application Levels” documents available at http://www.globalreporting.org/NR/rdonlyres/69B73A44-F372-4898-8548-B657BA73F8FF/0/G3_Guidelines_English.pdf, and information on ESG issues may be found in the Principles for Responsible Investment at http://www.unpri.org/principles/.  Information on integrated reporting can be found at http://www.integratedreporting.org/.

CHAPTER 4 – COMPENSATION

Basic Principle

The compensation of the board of executive officers and the board of directors should be structured to align with the Company’s long-term interests and objectives.

Rules

4.1.  The board of directors should ensure that the long-term incentive plans backed by or referenced to shares, such as stock option plans or the like, have established criteria for eligibility, vesting, price, strike period and conditions so as to promote the alignment of plan participants to the long-term interests of shareholders.

Applied practice.

4.2.  The persons that control the decision-making process for the compensation and incentive structure should not also be responsible for its supervision.

Applied practice.

Recommendations

4.3.  It is recommended that the board of directors approve a formal compensation policy for officers and directors.

Applied practice.

4.4.  It is recommended that the board of directors institute a compensation committee.

Applied practice.

CHAPTER 5 – INTERNAL CONTROLS AND RISK MANAGEMENT

Basic Principle

The Company should maintain internal controls and risk management systems that propitiate its sustainability and perenniality.

Complementary Principle

The internal controls should allow the administration to monitor operational and financial processes, as well as risks of noncompliance with the policies and limits established by the board of directors.

Rules

5.1.  The board of directors should approve a policy for internal controls and risk management.

Applied practice. The company also has a specific Department for risk management.

 5.2.  The chief executive officer, together with the other officers, is responsible for the internal controls and risk management systems, and will periodically review those systems, identify shortcomings and propose improvements.

Applied practice.

5.3.  The internal controls and risk management systems should encourage all persons responsible for monitoring and supervising the operational and financial processes to adopt a preventive, prospective and proactive attitude to risk control.  The persons responsible for executing  tests of internal controls and risk management should timely report to the board of executive officers any noncompliance and/or deficiencies in controls, so that it can adopt preventive, prospective and proactive measures in controlling risk, without prejudice to immediately informing, in situations that place the Company at material risk, the chair of the board of directors or the body competent for such, in accordance with the Company’s rules of governance.

Applied practice. The company has a Risk Management Policy and a system for management and monitoring these processes.

5.4.  The board of directors or the competent body in accordance with the Company’s rules of governance should meet at least annually with the independent auditors, review and discuss the report on deficiencies and recommendations on internal controls issued by the independent auditors and the corresponding responses of the board of executive officers, and deliberate on any modification in or improvement of the internal control systems proposed by the chief executive officer.

Applied practice.

5.5.  The Company should have a department focused on monitoring the efficacy of the internal controls and the observance of prudential rules by all administrators, employees and other collaborators.

Applied practice. The company has established a process of internal controls in accordance with the Sarbanes Oxley rules, also with the certification of these processes.

5.6.  The board of executive officers should facilitate and ensure access to the members of the board of directors and its committees, the fiscal council, the internal and external auditors and the advisory bodies, to the Company’s installations and to the information, files and documents that prove to be necessary to the performance of their functions.

Applied practice.

Recommendations

5.7.        It is recommended that an audit committee or a fiscal council, or both, be formed and installed, and the fiscal council may also perform the roles of an audit committee (the so-called “enhanced fiscal council”).

Applied practice. The company has a Fiscal Council with the functions of an Audit Committee in line with Sarbanes Oxley rules.

5.7.1.     If the Company opts to form an audit committee, it is recommended that it have the powers to: (a) propose to the board of directors the appointment of independent auditors; (b) monitor the results of the Company’s internal audit, and propose to the board of directors the actions needed to improve it; (c) analyze the report of the administration and the financial statements of the Company, and make such recommendations as it believes necessary to the Board of Directors; (d) analyze the quarterly information and the financial statements prepared periodically by the Company; (e) evaluate the effectiveness and sufficiency of the structure of internal controls and the Company’s internal and independent audit processes, and present such recommendations for improving policies, practices and procedures as it believes necessary; (f) evaluate the effectiveness and sufficiency of the systems to control and manage risks, covering legal, tax and labor risks; (g) manifest itself, prior to the board of directors, with respect to the annual report on the Company’s internal controls and corporate risk management systems; (h) opine, at the request of the board of directors, on the proposals of the administrative bodies, to be submitted to the Shareholders’ Meeting, relating to modifying the capital stock, issuing debentures or subscription warrants, capital budgets, distributions of dividends, transformation, merger or spin-off; and (i) opine on the matters submitted to it by the board of directors, as well as on those it deems relevant.

Applied practice.

5.7.2.     It is recommended that the audit committee, if installed, (a) have among its members at least one financial expert and one Independent Director, where the financial expert may be the Independent Director and (b) be composed in its majority by Independent Directors, Non-Executive Directors or external members that fulfill the independence requirements applicable to Independent Directors.

Applied practice.

CHAPTER 6 – RELATED-PARTY TRANSACTIONS

Basic Principle

The board of directors and the board of executive officers should ensure that any Related-Party transactions are contracted strictly on an arm’s-length basis or with appropriate compensatory payment.

Rules

6.1.  The board of directors should approve a Related-Party transaction policy.

Applied practice. The company permits operations with its subsidiaries only, such operations with other related parties not being permitted.

6.1.1.  The Related-Party transaction policy should be made available on the Company’s website.

Not applicable.

6.1.2.     The board of directors, or the competent body, should monitor Related-Party transactions.

Not applicable.

6.2.  The board of executive officers should comply with and execute all the Related-Party transaction policies, as well as the procedures for monitoring and disclosing such transactions.

Not applicable.

6.3.  The board of directors and the board of executive officers should make sure that transactions between the Company and its Related Parties are memorialized in writing and are on a strictly arm’s-length basis or with appropriate compensatory payment, compatible with usual market conditions, if there are any.

Not applicable.

6.4.  If not expressly prohibited in the Company’s bylaws, the board of directors should bar any loans in favor of its parent, shareholders with a material stake in the Company or persons controlled or under the common control of such parent or shareholders, or in favor of any administrator of the persons mentioned above, except in favor of the Company’s subsidiaries or companies over which it has significant influence.

Applied practice, in accordance with the Corporate Bylaws.

6.4.1.     For the purposes of item 6.4, any stake larger than 20% (twenty percent) of the voting stock of the Company is presumed to be “material.”

Applied practice.

6.5.  The board of directors and the board of executive officers should promote broad disclosure to the market of the contracts between the Company and its Related Parties, when the contract constitutes a material act or fact, under the terms of applicable regulation or when disclosing the financial statements.

Not applicable.

Recommendations

6.6.  It is recommended that the board of directors bar the execution of service provision contracts between the Company and Related Parties, which involve remuneration through collection of a management fee.

Applied practice.

6.7.  It is recommended that the board of directors bar the execution of service provision contracts between the Company and Related Parties, which contain a remuneration clause based on a measure of the operational economic performance of the Company, such as invoicing, revenue, operational cash generation (EBITDA), net profit or market value, or that otherwise involves unjustifiable or disproportionate remuneration in terms of the generation of value for the Company.

Applied practice.

6.8.  It is recommended that the board of directors not approve transactions with Related Parties, whenever the vote or opinion of all the Independent Directors, or of all the external members of committees of the board of directors that fulfill the requirements of independence applicable to the Independent Directors, is against it.

Applied practice.

CHAPTER 7 – CODE OF CONDUCT

Basic Principle

The board of directors should ensure that the Company’s administrators, employees and other collaborators observe elevated standards of conduct and ethics.

Complementary Principle

It is a duty of the members of the board of directors to define conduct and ethics standards of administrators, employees and other collaborators, so as to transmit and practice the Company’s culture, principles and values.

It is a duty of the members of the board of executive officers to deploy the policies of conduct and ethics, as established by the board of directors.

Rules

7.1.  The board of directors should establish a code of conduct applicable to administrators, employees and other collaborators, which establishes standards and rules of conduct and ethics, in the spheres of the internal and external relationships of the Company.

Applied practice.

7.2.  The board of executive officers should deploy and execute the code of conduct, as well as the processes of disclosure and supervision of compliance with its rules.

Applied practice.

7.3.  The code of conduct should establish one or more efficient channels to report infractions and make complaints and suggestions, whether by creating an ombudsman or by other equivalent mechanisms.

Applied practice.

CHAPTER 8 – CONTROL AND DISCLOSURE OF MATERIAL INFORMATION

Basic Principle

The administration should adopt control procedures for material information, including a disclosure policy for material acts or facts established by the board of directors, to prevent leaks and insider trading.

Rules

8.1.  The Board of Directors of the Company shall approve a securities trading policy.

Applied practice.

8.2.  The Company shall have a disclosure committee, composed of at least 3 (three) members, headed by the investor relations officer.

Applied practice.

8.3.  The disclosure committee will be responsible for, among other matters:

(a)          directing the Company’s disclosure policy;

(b)          discussing and recommending the disclosure or non-disclosure of material acts and facts and press releases; and

(c)          reviewing and approving, with the participation of at least two members (one of whom shall of necessity be the investor relations officer) the information disclosed to the market, before being published.

Applied practice.

Recommendation

8.4.  It is recommended that the Company  observe CODIM Guidance Pronouncement nº 05 of November 27, 2008, as transcribed in Annex 8.4, which provides prudential procedures and rules for the control of material information.

Applied practice.

CHAPTER 9 – RELATIONS WITH THE CAPITAL MARKETS

9.1.  Dialogue with Shareholders and Other Agents in the Capital Markets

Basic Principle

The administration should ensure that there is a broad, transparent, ethical and efficacious dialogue with shareholders and other agents in the capital markets.

Complementary Principle

The board of directors should make sure there are channels for dialogue that permit the administration to comprehend the considerations and the preoccupations of shareholders and other agents in the capital markets.

Rules

9.1.1.  The chair of the board of directors, the chief executive officer and the investor relations officer should ensure that the administration has an appropriate level of information with respect to the points of view of shareholders and other agents in the capital markets, even though the investor relations officer is the principal person responsible for conducting this dialogue.

Applied practice.

9.1.2.  The investor relations officer and their team should be accessible to shareholders and market agents.

Applied practice.

Recommendation

9.1.3.  It is recommended that the administration utilize the annual shareholders’ meeting to communicate regarding the conduct of the Company’s business.  It is also recommended that the convocation notice or the administration’s manual for the annual shareholders’ meeting include the information that the administration will give a presentation regarding the conduct of the Company’s business.

Applied practice.

9.2.  Conference Call

Basic Principle

The administration should, whenever the importance of the matter so suggests to it, utilize conference calls to facilitate access and interchange between administrators and participants in the capital markets, with the objective of informing them of and clarifying the activities of the Company and its prospects, in favor of timeliness, fairness and transparency.

Recommendation

9.2.1.  It is recommended that conference calls observe CODIM Guidance Pronouncement nº 01 of October 5, 2005, as transcribed in Annex 9.2.1, which provides procedures for those activities.

Applied practice.

9.3.  Periodic Public Presentations

Basic Principle

The administration should assure transparency, timeliness and fairness of the information disclosed to the market through periodic public presentations.

Complementary Principles

Periodic public presentations are an integral part of a transparent relationship with the public, and should be utilized as an efficient means for the Company to provide information on and clarify to the market its past performance and, principally, its outlook.

These meetings may be directed towards specific audiences, such as shareholders, investors, fund administrators, brokers, media and journalists, among others.

Rule

9.3.1.  All presentations should be simultaneously made fully available on the Company’s website.

Applied practice.

Recommendation

9.3.2.  It is recommended that periodic public presentations observe CODIM Guidance Pronouncement nº 02 of July 13, 2007, as transcribed in Annex 9.3.2, which provides procedures for those presentations.

Applied practice.

9.4 Targeted Meetings

Basic Principle

Targeted meetings should use precautions to ensure simultaneous and fair disclosure of any and all material information to all the agents in the capital markets.

Complementary Principles

Holding targeted meetings is permissible as long as they are directed toward a specific audience, which may be limited to an individual or small groups including investors, analysts, media professionals and any other groups that the Company believes are important to its activities.

These targeted meetings should be limited to clarifying for that audience matters that may be more complex, and may or may not use a different approach from what is normally employed.  Any clarification should be limited to the information that is already widely known by the market, and avoid selective or targeted disclosure of material information that has not yet been duly made known to the public.  If any material non-public information is disclosed in these meetings, it should immediately be made public.

Recommendation

9.4.1.  It is recommended that targeted meetings observe CODIM Guidance Pronouncement nº 03 of September 23, 2007, as transcribed in Annex 9.4.1, which provides procedures for those meetings.

Applied practice.

9.5.  Press Releases (Comunicados ao Mercado)

Basic Principle

The administration should issue press releases whenever it deems that greater clarity on matters disseminated in the market in general is needed to facilitate a complete understanding of the information disclosed.

Complementary Principle

The administration should employ the press release to clarify to investors, analysts and the general public the information the Company thinks is important for understanding its past and future performance, and rapidly broadcast it in plain language to minimize the risk of asymmetrical information.

Recommendation

9.5.1.  It is recommended that the Company observe CODIM Guidance Pronouncement nº 06 of March 5, 2009, as transcribed in Annex 9.5.1, which provides procedures for preparing and distributing press releases.

Applied practice.

9.6 Disclosure of Guidance on the Company’s Future Performance

Basic Principle

Company disclosure of any prospective quantitative or qualitative information regarding its future performance (guidance) should be handled with significant care, so as not to generate undue expectations among investors, nor liability imposed by regulatory agencies.

Complementary Principles

The administration may disclose guidance to facilitate an understanding of the expected results, at the Company’s sole discretion.

Guidance practice should seek to close any gap between the administration’s perceptions and the market’s expectations, and orient specific audiences, such as shareholders, investors, media professionals, analysts and other investment professionals, among others.

Providing guidance is optional, but if utilized, the administration should always ensure the fairness, consistency and regularity of the guidance.

Recommendation

9.6.1.  A Company opting to provide guidance should establish a guidance policy, and it is recommended that CODIM Guidance Pronouncement nº 04 of April 17, 2008, as transcribed in Annex 9.6.1, which provides best practices for guidance, be followed.

Applied practice.

9.7 Quiet Period before Public Disclosure of the Financial Statements

Basic Principle

The administration should adopt procedures to safeguard the confidentiality of inside information on results in the period preceding public disclosure of the financial statements, in order to ensure fair disclosure of this information to the market in general.

Complementary Principles

The administration may opt for a quiet period as the board of executive officers and board of directors prepare and approve the financial statements and before delivery of this information to the CVM and to the Stock Exchanges and disclosure to the public, so as to reduce the risk of leaks of this information.

Adopting a quiet period is optional, but if utilized, the administration should always ensure observance of the best practices concerning that period.

Recommendation

9.7.1.  It is recommended that a Company opting for a quiet period during the preparation and approval of the financial statements and before delivery to the CVM and the Stock Exchanges and disclosure to the public, observe CODIM Guidance Pronouncement nº 07 of September 22, 2009, as transcribed in Annex 9.7.1, which provides guidelines for the quiet period before public disclosure of the financial statements.

Applied practice.

CHAPTER 10 – CORPORATE REORGANIZATIONS

Basic Principle

The administration should ensure that all shareholders are treated fairly and equally in any merger, combination, spin-off or other corporate reorganization involving the Company and its subsidiaries or companies over which it has significant influence.

Complementary Principle

Mere compliance with the law does not necessarily ensure observance of the principle of fairness among shareholders.

Rules

10.1.  The start of negotiations regarding any material corporate reorganization should be disclosed to the market immediately, through a material fact notice, unless the Company’s interest requires that the transaction be kept silent.

Applied practice.

10.2.  The administrators, in the context of their fiduciary duties, should take all necessary measures so that the share exchange ratios and other terms and conditions of the transaction are negotiated and contracted on equitable conditions and strictly at arm’s length or with appropriate compensatory payment, in the best interests of the Company and all shareholders.

Applied practice.

Recommendations

10.3.      In corporate reorganizations involving a parent and its subsidiaries or entities under common control, it is recommended that the Company follow CVM Guidance Opinion nº 35 of September 1, 2008.

Applied practice.

10.4.      In corporate reorganizations involving a merger or stock-swap merger in which different values are attributed to the shares issued by a company involved in the operation, depending on its kind, class or title, it is recommended that the Company follow CVM Guidance Opinion nº 34 of August 18, 2006.

Applied practice. The company’s capital stock is made up of common shares only.

CHAPTER 11 – ADHERENCE TO THE CODE

Rules

11.1.      Requests to adhere to this Code will be filed with the Chair of the ABRASCA’s Supervisory Board.  This Chair may grant such request after an analysis by the ABRASCA Technical Team and approval by the Council on the Corporate Governance of Publicly Held Companies.

The Company has signed up to the Abrasca Code.

11.1.1.  The prior analysis by the ABRASCA Technical Team will be waived for adherence requests filed by December 31, 2011, for ABRASCA member companies at the date this Code became effective.

Applied practice.

11.1.2.  Adhering Companies will have a period of: (a) 3 (three) months, as of the effective date of this Code or the date of adherence to it, whichever occurs later, for arranging for the disclosure of the information required in the Reference Form (rules 1.2 and 1.4); (b) 6 (six) months, as of the date of adherence to this Code, to elect 1 (one) or more Independent Directors (rule 2.3.2); and (c) 1 (one) year, also as of the date of adherence to this Code, for formal approval of the policy for internal controls and risk management (rule [5.1], the Related-Party transaction policy (rule 6.1), the code of conduct (rule 7.1) and the securities trading policy (rule 8.1).

Applied practice.

11.2.      Companies should support their requests for adherence to the Code with the following documents:

(a)          a request signed by the Company’s Investor Relations Officer, in accordance with the model included in Annex 11.2(a) to this Code;

(b)          an Adherence Instrument signed by the Company, as per the model included in Annex 11.2(b), as duly represented by officers elected as provided for in the Bylaws;

(c)          the Bylaws in effect, Minutes of the Board of Directors Meeting and other documents that evidence the powers of representation of the officers signing the Adherence Instrument;

(d)          the Consents signed by all the Administrators, conforming to the model included in Annex 11.2(d);

(e)          the corporate acts relating to the election of all the administrators; and

(f)           a copy of the documentation presented to the CVM and the Stock Exchange or over-the-counter market to obtain initial registration as a publicly held company and register the public offering of securities, if applicable.

Applied practice.

11.3.      The ABRASCA will have a non-preclusive period of 15 (fifteen) business days to analyze the request for admission.  The ABRASCA reserves the right to request clarifications or additional information from a company interested in adhering to the Code, and the grant is subject to verification of meeting the formulated demands.

Applied practice.

11.4.      A grant of adherence to the Code does not imply that the ABRASCA has any responsibility for the content of the information provided by the Adhering Company or for the quality of the securities it issues, and the administrators of the Adhering Company are responsible for the truth of the information provided to the ABRASCA and for the authenticity of the documents presented.

Applied practice.

11.5.      Adherence to the Code will be conceded for an indeterminate period.

Applied practice.

11.6.      Adherence to the Code involves the Adhering Company assuming the obligation of paying contributions to the ABRASCA to defray the costs of the corporate governance activities and promotion of good practices that this Code deals with.  The amount of the contributions will be set by the ABRASCA’s Supervisory Board, and may be revised at any time.

Applied practice.

CHAPTER 12 – THE ABRASCA SEAL OF GOOD PRACTICES

Basic Principle

The stamp of the “ABRASCA Seal of Good Practices” is particular to the Adhering Companies, and its sole purpose is to demonstrate the commitment of these companies to comply with and observe the provisions of this Code; the ABRASCA has no responsibility for the content of their publications or for the quality of the Adhering Companies’ securities.

Rule

12.1.  The Adhering Companies may convey the logo of the “ABRASCA Seal of Good Practices” to demonstrate their commitment to comply with and observe the provisions in this Code, in information included in reports, releases, periodic and other information, publications, prospectuses, leaflets or other documents disclosing information, as published in print form or electronically by the Adhering Companies.

Applied practice.

CHAPTER 13 – PENALTIES

Rules

13.1.  Any failure to apply the principles of this Code and the rules provided in Chapters 1 and 11-14 of this Code, or any failure to apply any of the rules provided in  Chapters 2-10 without the correct explanation in the Reference Form, as well as any and all acts or omissions intended, directly or indirectly, to elide the application of the principles or rules in this Code, shall constitute an infraction of this Code, subjecting the Adhering Company and its Administrators, as signers of the Consent, to the penalties provided in the ABRASCA Corporate Governance Procedural Code, which forms Annex 13.1.

13.2.      In the first year of adherence to the Code, a failure to apply the principles and rules provided in Chapters 2-9 shall subject the Adhering Company and its Administrators, as signers of the Consent, exclusively to receipt of a letter to the attention of the Chair of the Board of Directors of the Company with recommendations from the Technical Team to correct the deviations identified, without imposition of the penalties provided for in the ABRASCA Corporate Governance Procedural Code.

CHAPTER 14 – MISCELLANEOUS

Rules

14.1.  This Code may only be amended subject to the specific rules provided in the ABRASCA’s Bylaws for amending corporate governance codes.

14.2.  All persons involved in the corporate governance activity contemplated in this Code, whether members of the Technical Team and other collaborators of the ABRASCA, or representatives appointed by the Adhering Companies or other entities, should keep the information and documents of which they have knowledge due to their functions completely confidential.

14.3.  Adherence to this Code entails automatic adherence to the ABRASCA Corporate Governance Procedural Code, which provides for sanctionary proceedings to investigate noncompliance with the principles and rules established in this Code.

14.4.         This Code enters into effect on August 15, 2011.

14.5.      At the end of the second year of effectiveness, the ABRASCA intends to revise and update this Code.

13. OFFICERS’ COMPENSATION

13.1. Describe the compensation policy or practice of the Board, the statutory and non-statutory executive board, the fiscal committee, the statutory committees and the audit, risk, financial and compensation committees, addressing the following aspects:

a. Objectives of the compensation policy or practice

                The Company’s compensation policy for officers, including Board members, statutory and non-statutory Officers and Fiscal Committee members is in line with the best market practices of corporate management and governance with a view to attracting and retaining professionals whose qualification, competencies and profile meets the needs of the business. Compensation is established according to market research and the Company’s strategic plan.

                The statutory board has variable compensation, yoked to targets and performance indicators to be met during the fiscal year. This expedient stimulates consistent and transparent sharing of the strategic plan and results, in line with the interests of the company, officers and shareholders.

b. Compensation Breakdown:

i.                    description of compensation elements and their purpose

Board of Directors:

                All Board members earn the same flat compensation which is in line with the legislation and market practices, in addition to reimbursements of all accommodation and transport expenses incurred as a result of performing the duties pertaining to their position. The Chairman earn higher compensation vis-à-vis other board members, bearing in mind that they carry different responsibilities.

Fiscal Committee:

                Fiscal committee members earn a flat compensation, in addition to reimbursements of all accommodation and transport expenses incurred as a result of performing the duties pertaining to their position. Compensation is set at the same general meeting that elected them and cannot fall short, for each acting member, of ten percent of the average compensation granted to the Statutory Board, exclusive of benefits and profit sharing schemes.

Executive Board

                The members of the Executive Board earn flat and variable compensation. The compensation policy is drafted in accordance with the best market practices and the variable compensation is a function of their achievement of the targets, set and approved earlier in the year, and known as short-term incentives.

Additionally, our shareholders approved a long-term stock option plan for BRF’s executive officers (“BRF’s Plan”) March 31, 2010, including recently issued stock or stock in BRF’s treasury.

                The BRF Plan aims to attract, retain and motivate executives to create value for the company, in addition to contributing to align their interests to our shareholders’.

                This compensation policy encourages the Executive Board to scramble after higher returns while acknowledging their performance and outperformance of pre-designated targets, channeling their attention to those considered critical indicators in the Company’s strategy and bottomline, which ultimately meets shareholders’ interests.

                BRF – Brasil Foods S.A. has an Executive Compensation and Development Committee that looks into the strategy of flat and variable compensation to be adopted, issuing recommendations and making adjustments that will later be submitted to the Board’s appreciation and approval.

Senior Advisory Board

                The members of the Advisory Board are former members of the Executive Board. These professionals offer special advisory services to the Company, and report directly to the CEO. The compensation of Senior Advisory Board members, envisaged and governed by internal regulations, amounts to twenty percent of the monthly flat fees they used to earn when they were executive officers regularly working in the company.

Committees

                The participants of permanent advisory committees are members of the Board and the Statutory Board who do not receive any additional compensation for also taking part in these committees

i.                    what is the proportion of each element in the total compensation

                For the Board, the Fiscal and Advisory Committees, the flat fee is 100% of the total compensation, according to previous paragraphs.

                As for the Statutory Board, the flat fee amounts to an average 59% of the compensation total, with the variable compensation averaging roughly 41%, whenever the set targets are met.

                These percentages may fluctuate since they are directly connected to the risks and bottomline envisaged by the Company.

i.                    Calculation and restatement methodology for each compensation element

                The compensation of Company Officers is regularly compared to market practices (adopted by large corporations mostly in consumer goods that use structured policies and best practices for human capital management, that offer sound employment conditions throughout the organization and show a balanced compensation breakdown). To this end, specialized consultancies conduct salary surveys and assess the need for adjusting compensation elements, whenever necessary.

                The compensation of Board, fiscal committee and statutory board members is set by assembly, taking into account the aforementioned elements.

i.                    Reasons that justify the Compensation Breakdown

                The policy adopted by BRF – Brasil Foods S/A, equitably pieces out compensation elements so as to ensure that the best market practices and governance systems are used and the expected results are achieved by means of the variable portion, which encourages the performance and outperformance of pre-designated targets, and leads to risk and profit sharing schemes.

c. key performance indicators used to determine each compensation element

                To determine officers’ variable compensation, their performance against individual and collective targets –  EBITDA and net income – is analyzed.

d. how compensation is built to reflect the behavior of performance indicators

                As for the flat compensation, it follows the aforementioned criteria. The variable compensation or the short-term incentive (Annual) is hitched to the Company’s performance indicators (Global Targets) and individual performance indicators (individual targets). However, for program participants to be eligible to the potential amount or a part of it (proportion), global net income and EBITDA figures must reach a minimum threshold pre-designated by the Board, under the penalty of non-payment of any such amounts.

e. how the compensation policy or practice fits the issuer’s short- , medium- and long-term interests

The practice the company has adopted regarding the various compensation elements meets short- , medium- and long-term interests since upon setting the compensation components the interests of both company and officers are aligned. The flat compensation is established according to market practices, as described above, aiming to retain talents and prevent them from looking to other companies for higher salaries. The variable portion that accounts for a significant part of total compensation is hitched to performance indicators attainable within a one-year period.  The purpose here is likewise to pay market rates but, particularly, boost company growth since the established targets, if achieved, will position the company on the growth and return path shareholders wish for.

Additionally, the General Shareholders’ Meeting of March 31, 2010, approved a Stock Option Plan for the executives of BRF – Brasil Foods S.A. The plan was set up to boost shareholders’ expectations that their vision and long-term commitment will be instilled in executives, fostering expertise, new competencies and the appropriate behavior to ensure business perpetuation, in addition to reinforcing the attraction and retention of top executives.

f. compensation supported by subsidiaries, controlled companies or controlling shareholders, direct or indirect

                Members of the board, the fiscal committee and the statutory board receive no compensation whatsoever from subsidiaries, controlled companies or controlling shareholders, direct or indirect.

g. compensation or benefits hitched to a specific corporate event, such as sale of the Company’s controlling stake

                There is no compensation or benefit in connection with any specific corporate event, such as sale of the Company’s controlling stake.

13. 2. As regards the compensation of the Board, Statutory Board and Fiscal Committee posted to the books over the past 3 fiscal years and that forecast for the current fiscal year:

YEAR: 2009	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10	3	8	21
compensation (in R$)
i - Annual Fix Compensation
salary or pro-labor	2,645,590.13	325,381.00	6,294,357.00	9,265,328.13
direct and indirect benefits	NA	NA	2,093,392.00	2,093,392.00
participation in committeess	NA	NA	NA	NA
other	NA	NA	NA	NA
ii - Variable Compensation
bonus	NA	NA	NA	NA
participation on results	NA	NA	3,896,945.60	3,896,945.60
participation on meetings	NA	NA	NA	NA
comission	NA	NA	NA	NA
iii - Post-job benefits	NA	NA	NA	NA
iv - Cessation of exercise of position	NA	NA	4,484,437.50	4,484,437.50
v - Based on shares	NA	NA	NA	NA
TOTAL	2,645,590.13	325,381.00	16,769,132.10	19,740,103.23

YEAR: 2010	Board of Directors	Audit Committee	Statutary Board	Total
number of members	11	3	8.5	22.5
compensation (in R$)
i - Annual Fix Compensation
salary or pro-labor	3,289,566.00	349,156.00	7,626,595.00	11,265,317.00
direct and indirect benefits	0.00	0.00	1,171,983.00	1,171,983.00
participation in committeess	0	0	0	NA
other	0	0	0	NA
ii - Variable Compensation
bonus	0	0	0.00	NA
participation on results	0	0	6,910,981.74	6,910,981.74
participation on meetings	0	0	-	NA
comission	0	0	0	NA
iii - Post-job benefits	0	0	0	NA
iv - Cessation of exercise of position	0	0	2,640,561.03	2,640,561.03
v - Based on shares	0	0	0	NA
TOTAL	3,289,566.00	349,156.00	18,350,120.77	21,988,842.77

YEAR: 2011	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10.75	3.17	9.67	23.59
compensation (in R$)
i - Annual Fix Compensation
salary or pro-labor	3,253,325.00	409,379.00	10,590,910.00	14,253,614.00
direct and indirect benefits	0.00	0.00	1,439,262.00	1,439,262.00
participation in committeess	0	0	0	NA
other	0	0	0	NA
ii - Variable Compensation
bonus	0	0	0.00	NA
participation on results	0	0	6,338,527.75	6,338,527.75
participation on meetings	0	0	-	NA
comission	0	0	0	NA
iii - Post-job benefits	0	0	114,408.00	114,408.00
iv - Cessation of exercise of position	0	0	614,750.32	614,750.32
v - Based on shares	0	0	4,644,768.36	4,644,768.36
TOTAL	3,253,325.00	409,379.00	23,742,626.43	27,405,330.43

YEAR: 2012	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10.00	3.00	11.00	24.00
compensation (in R$)
i - Annual Fix Compensation
salary or pro-labor	3,373,515.94	428,757.35	12,714,903.57	16,517,176.85
direct and indirect benefits	0.00	0.00	1,396,353.66	1,396,353.66
participation in committeess	0	0	0	NA
other	0	0	0	NA
ii - Variable Compensation
bonus	0	0	0.00	NA
participation on results	0	0	9,633,783.00	9,633,783.00
participation on meetings	0	0	-	NA
comission	0	0	0	NA
iii - Post-job benefits	0	0	0	NA
iv - Cessation of exercise of position	0	0	321,879.86	321,879.86
v - Based on shares	0	0	8,019,575.93	8,019,575.93
TOTAL	3,373,515.94	428,757.35	32,086,496.02	35,888,769.31

13.3.  As regards the variable compensation of the Board, Statutory Board and Fiscal Committee over the past 3 fiscal years and that forecast for the current fiscal year:

YEAR: 2009	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10	3	8	21
compensation (in R$)
Regarding bonus
i - Minimum value forecasted on the remuneration plan	NA	NA	NA	NA
ii - Maximum value forecasted on the remuneration plan¹	NA	NA	NA	NA
iii - Forecasted value on the remuneration plan, if established targets are reached	NA	NA	NA	NA
iv - Effective value reconized on the results of the exercise
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	NA	NA	-	-
ii - Maximum value forecasted on the remuneration plan	NA	NA	¹	¹
iii - Forecasted value on the remuneration plan, if established targets are reached	NA	NA	5,651,098.63	5,651,098.63
iv - Effective value reconized on the results of the exercise	NA	NA	3,896,945.60	3,896,945.60
¹ For results above the target, the potential of maximum gain is calculated proportionally to the generated result.

YEAR: 2010	Board of Directors	Audit Committee	Statutary Board	Total
number of members	0	0	11	11
compensation (in R$)
Regarding bonus
i - Minimum value forecasted on the remuneration plan	NA	NA	NA	NA
ii - Maximum value forecasted on the remuneration plan¹	NA	NA	NA	NA
iii - Forecasted value on the remuneration plan, if established targets are reached	NA	NA	NA	NA
iv - Effective value reconized on the results of the exercise	NA	NA	NA	NA
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	NA	NA	-	-
ii - Maximum value forecasted on the remuneration plan	NA	NA	¹	¹
iii - Forecasted value on the remuneration plan, if established targets are reached	NA	NA	6,816,739.70	6,816,739.70
iv - Effective value reconized on the results of the exercise	NA	NA	6,910,981.74	6,910,981.74
¹ For results above the target, the potential of maximum gain is calculated proportionally to the generated result.

YEAR: 2011	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10.75	3.17	9.67	23.59
compensation (in R$)
Regarding bonus
i - Minimum value forecasted on the remuneration plan	NA	NA	NA	NA
ii - Maximum value forecasted on the remuneration plan	NA	NA	NA	NA
iii - Forecasted value on the remuneration plan, if established targets are reached	NA	NA	NA	NA
iv - Effective value reconized on the results of the exercise	NA	NA	NA	NA
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	NA	NA	-	-
ii - Maximum value forecasted on the remuneration plan	NA	NA	13,183,464.00	13,183,464.00
iii - Forecasted value on the remuneration plan, if established targets are reached	NA	NA	6,591,732.00	6,591,732.00
iv - Effective value reconized on the results of the exercise	NA	NA	6,338,527.75	6,338,527.75

YEAR: 2012	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10.00	3.00	11.00	24.00
compensation (in R$)
Regarding bonus
i - Minimum value forecasted on the remuneration plan	NA	NA	NA	NA
ii - Maximum value forecasted on the remuneration plan	NA	NA	NA	NA
iii - Forecasted value on the remuneration plan, if established targets are reached	NA	NA	NA	NA
iv - Effective value reconized on the results of the exercise	NA	NA	NA	NA
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	NA	NA	-	-
ii - Maximum value forecasted on the remuneration plan	NA	NA	19,267,566.00	19,267,566.00
iii - Forecasted value on the remuneration plan, if established targets are reached	NA	NA	9,633,783.00	9,633,783.00
iv - Effective value reconized on the results of the exercise	NA	NA	-	-

13.4 – As regards the share-based compensation plan of the Board and statutory board in effect over the previous fiscal year and forecast for the current fiscal year:

Overall terms and conditions

The Stock Option Plan of BRF – Brasil Foods S.A. approved by the General Shareholders’ Meeting of March 31, 2010, is made up of 2 instruments:  the “Stock Option Plan” and the “Additional Stock Option Plan”, targeted at the statutory or non-statutory officers of BRF – Brasil Foods S.A. and/or of BRF’s controlled companies.

The first instrument will be based on the Stock Option concept, by which the company grants executives the right (not the obligation) to buy outstanding shares at pre-designated prices (strike price) and terms.

The second instrument, optional, provides for the distribution of Stock Options according to the ratio between the amount an eligible participant would spend to buy company stock on the stock exchange where the company trades and the net amount received under the profit sharing scheme by Beneficiaries of the Company or Controlled Company, as applicable, in the year of acquisition.

It is up to the Board to approve the list of participating officers and the number of options to be distributed yearly, and such approval is subject to achievement of the bottomline previously established by the Company and appreciation of the stock price. Participation in one distribution cycle is no guarantee of participation in future distribution cycles.

By the calculation method used to determine the number of stock options in the first “Stock Option Plan” instrument, as Company stock appreciates according to expectations during the stipulated vesting period, the resulting gain shall be equivalent to the target reward the executive is entitled to. By this concept, Participants will only tap their full gain potential if shareholders’ expectation of stock appreciation materializes.

Under the second instrument, “Additional Stock Option Plan”, the number of options to be distributed to each participant will result from the ratio between the amount an eligible participant would spend to buy company stock through a broker on the stock exchange where the company trades and the net amount received under the profit sharing scheme by Beneficiaries of the Company or Controlled Company, as applicable, in the year of acquisition, as follows:

  The beneficiaries that spend amounts equal to or in excess of 50% of their net profit sharing value will be granted options equivalent to twice the number of shares.
  The beneficiaries that spend amounts equal to or in excess of 25% and lower than 50% of their net profit sharing value will be granted options equivalent to the same number of shares.
  The beneficiaries that spend amounts short of 25% of their net profit sharing value will be granted options equivalent to half the number of shares.

Plan participants shall sign with the Company individual option contracts, by which they acquire the right to the stock options issued by the company. This right is personal and inalienable.

Management of the plan is up to the Company’s Board, observing the applicable legal requirements and the maximum dilution limits approved by the Shareholders’ Meeting. The Board is entitled to resort to the Executive Compensation and Development Committee for advice.

Still as a result of the material Fact of May 19, 2009, regarding the Association Agreement between Sadia S.A. and Perdigão S.A. (BRF), and, the General Meeting held August 1,8 2009, which authorized the merger of the totality of Sadia S.A.’s ordinary and preferred stock  into the Company, the options distributed but not yet exercised by Sadia S.A. executives shall be taken over by the Company as per the terms approved by BRF – Brasil Foods S.A. General Shareholders’ Meeting of March 31, 2010.  The Stock Option Plan issued by Sadia S.A. is on hold.

Key objectives of the plan

BRF – Brasil Foods Plan has the following objectives: (a) attract, retain and motivate Participants; (b) create value for Company shareholders; and (c) encourage an entrepreneurial vision of the business.

how the plan contributes to these objectives

BRF – Brasil Foods S.A., by offering an exclusive and competitive investment opportunity to its executives, hopes to align the initiatives of those participating in the Long-term Stock Option plan with the vision of Company shareholders and investors, hitching officers’ long-term variable compensation to the perpetuation of the business, and therefore fostering their commitment and sustainable interest.

how the plan fits the issuer’s compensation policy

The Stock Option Plan aims to supplement the compensation package offered to executives, reinforcing attraction and retention of key executives, according to item 13.1.

e.            how the plan aligns officers’ and issuer’s interest in the short, medium and long terms.

The Stock Option Plan will boost shareholders’ and investors’ expectations that their vision and long-term commitment will be instilled in executives, fostering expertise, competencies and appropriate behavior to ensure business perpetuation.

The options distributed in both contracts may only be exercised as of one (01) year from the date of distribution at the maximum ratio of 1/3 of the options each year, up to 5 years, and beneficiaries are committed to the constant appreciation of stock prices over the short, medium and long term.

f.             maximum number of shares included

The maximum number of shares that can be allocated to a stock option distribution, taking into account every plan in the Company, amounts to 2% of BRF – Brasil Foods S.A.’s total shares outstanding, for a total 17,449,464 shares on the date this reference document was drawn up.

g.         maximum number of options to be distributed

The maximum number of options that can be allocated to a stock option distribution, taking into account every plan in the Company, amounts to 2% of BRF – Brasil Foods S.A.’s total shares outstanding, for a total 17,449,464 shares on the date this reference document was drawn up.

h.            share acquisition terms

To acquire shares, according to the distribution contracts, Beneficiaries shall observe the vesting period as described in letter “J” of this document. After the vesting period is up and if Beneficiaries are interested in exercising their right, they should do so by express written notification.

If there are no legal impediments, at the ordinary meeting of the month immediately following receipt of this Exercise Notification, the Board will carry out the respective increase in the Company’s capital stock, within the limits of the authorized capital; or will perform all the acts required to authorize the private placement of the Shares kept in the treasury so as to grant Participants the Shares relating to the options they have exercised.

The Company will perform all the necessary acts to register the Shares subscribed or acquired by Participants with the financial institution responsible for the bookkeeping of the Shares.

The Shares acquired or subscribed shall earn dividends and other proceeds as if they had been acquired on the same date at BMF&Bovespa.

Exercise of the option performed according to the terms herein shall be formalized by execution of a Subscription Agreement; a Stock Purchase Agreement; or any other document required by the Board and/or the financial institution responsible for the bookkeeping of the Shares, which shall compulsorily contain the following information: (a) the amount of Shares acquired or subscribed; (b) the Strike Price; and (c) the means of payment.

Beneficiaries may affect payment up to five (05) business days following registration of the Shares on their behalf, and have the choice of using the net proceeds ( after tax ) from trading the Shares acquired through the option exercise to pay up the Strike Price.

 i.            criteria to set the acquisition or strike price

The strike price of stock options shall be set by the Board and be equivalent to the stock average closing price on the 20 trading sessions prior to execution of the Distribution Contract. This rule applies to both plans:  “Stock Option Plan” and “Additional Stock Option Plan”.

The strike price will be monthly restated by the Consumer Price Index (IPCA), or any other index the Board chooses to use from the date of distribution to the month prior to submission by Beneficiaries of the Option Exercise Notification.

j.             criteria to set the option term

Among the criteria to set the option term are market practices and a reasonable time window so as to allow the Shares held by the Beneficiaries to have an impact on the business in terms of growth and price appreciation. This rule applies to both plans:

The Options distributed under the terms of the Stock Option Plan may be exercised by Participants observing the minimum vesting period designated below:

(a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Distribution Contract;

(b) Up to two-thirds (2/3) of the Options total may be exercised after two (2) years from execution of the Distribution Contract; and

(c) All the Options may be exercised after three (3) years from execution of the Distribution Contract.

Following the aforementioned minimum terms, which can be extended at the sole discretion of the Board in the Distribution Contract, the Exercisable Options will be considered Mature Options and hence Beneficiaries will have acquired the right to strike them at their discretion, observing the maximum expiration date.

The Options distributed under the terms of the Additional Stock Option Plan may be exercised by Beneficiaries, observing the following provisions:

(a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Additional Stock Option Contract;

(b) Up to two-thirds ( 2/3) of the Options total may be exercised after two (02) years from execution of the Additional Stock Option Contract; and

(b) All the Options may be exercised after three (3) years from execution of the  Additional Stock Option Contract.

k.            settlement

To meet the need for Options and pursuant to the legislation and specific regulations (particularly CVM ruling 390/03 and Law 6.404/76, including changes) the Board may press ahead and issue new Shares within the limits of the authorized capital or privately place the Shares in the treasury.

l.             restrictions on Share transfers

The Shares acquired or subscribed according to the rules in the “Stock Option Plan” and the “Additional Stock Option Plan” and individual distribution contracts are not subject to any restriction period so that Beneficiaries are free to trade them at any time.

m.        criteria and events that can lead to suspension, changes or dismissal of the plan

In the event of corporate restructuring, either through mergers, takeovers or changes to the Company, or still if the Company retires from the Novo Mercado segment, the Board shall decide upon the effects of this corporate restructuring on the Options distributed by that date.

And, in the event of a change in the number of Shares, either by stock grouping, stock split or stock dividend distribution, the Options and the strike price may be equally adjusted, at the discretion of the Board, to avoid any distortions and losses to the Company and/or Beneficiaries.

n.            effect  of officers’ departure from the issuer’s entities on their rights under the stock compensation plan

According to the “Stock Option Plan” and the “Additional Stock Option Plan” the rules on departure from the company by severance are the following:

1. In the event of voluntary departure or severance without just cause, Mature Options will have their term brought forward and must be exercised within at most thirty (30) days from the severance notice;  the Options yet to mature will be canceled.

2. In the event of severance with just cause, all the Options distributed among the Beneficiaries, including but not limited to Mature Options, will be canceled as of the severance notice.

3. The Options canceled according to provisions 1 and 2 above will not grant Beneficiaries any rights of indemnity.

4. The Distribution Contracts or the Additional Stock Option Contracts will be terminated as of the date of severance of the Beneficiaries and this termination will not grant Beneficiaries any rights of indemnity.

5. The aforementioned provisions will not apply to statutory officers that failed reelection to their respective positions, as long as they still remain on the staff of the Company and/or Controlled companies, in which case the Distribution Contracts or Additional Stock Option Contracts, as applicable, will remain in force and keep the same terms and conditions.

In cases of disability or no disability retirement of the Beneficiaries, the Maturing Options may be exercised within the option term as per the Distribution Contract ou the Additional Stock Option Contract, as applicable; and the Options yet to mature will be automatically brought to maturity, becoming immediately exercisable within the option term set in the Distribution Contract or the Additional Stock Option Contract, as applicable.

In the event of Beneficiaries’ death, the Options will pass on to their heirs and/or legatees, and the Maturing Options may be exercised within a new option term of twelve (12) months starting on the date of the Beneficiaries’ death; and the Options yet to mature will be immediately brought to maturity, becoming exercisable within the term of twelve (12) months starting on the date of the Beneficiaries’ death.

13.5. Inform the number of Shares directly or indirectly held, in Brazil or abroad, and any other convertible securities issued by the issuer, by its direct or indirect controlling shareholders, by its controlled companies or under shared control, by members of the board, the statutory board or the fiscal committee, grouped together by entity, on the closing date of the last fiscal year.

Shareholder	Ordinary Options	%
Major Shareholders	310,050,216	35.54%
Management:
Board of Directors	9,721,600	1.11%
Directors	100,932	0.01%
Supervisory Board	0	0.00%
Options in Treasury	3,019,442	0.35%
Other Shareholders	549,581,056	62.99%
	872,473,246	100.00%
Shares circulating on the market	549,581,056	62.99%

Database: December 31, 2011.

Entity issuing the shares: The BRF – Brasil Foods S.A., Publicly Traded Company with Authorized Capital, CNPJ number 01.838.723/0001-27.

13.6. Regarding share-based compensation recognized in the books over the past three fiscal years and that forecast for the current fiscal year payable to the board and the statutory board.

YEAR: 2009	Board of Directors	Fiscal Council	Statutory Board
b. number of members	0	0	0
c. related to the options still non-exercisable
i - the date of grant	NA	NA	NA
ii - the amount granted options	NA	NA	NA

iii-term so that the options become exercisable	NA	NA	NA
iv-term restriction on transfer of shares	NA	NA	NA
v-Weighted average exercise price of each of
the following groups of options:
• open at the beginning of fiscal year	NA	NA	NA
• lost during the fiscal year	NA	NA	NA
• exercised during the fiscal year	NA	NA	NA
• expired during the fiscal year	NA	NA	NA
d. fair value of options at the grant date	NA	NA	NA
e. potential dilution in the event of exercise of all options granted	NA	NA	NA

YEAR: 2010	Board of Directors	Fiscal Council		Statutory Board
b. number of members	0	0		8
c. related to the options still non-exercisable
i - the date of grant	NA	NA		5/3/2010
ii - the amount granted options	NA	NA		555,000
2011 - 1/3 of options
	NA	NA	2012 - 2/3 of options
iii-term so that the options become exercisable			2013 - 3/3 of options
iv-term restriction on transfer of shares	NA	NA		NA
v-Weighted average exercise price of each of
the following groups of options:
• open at the beginning of fiscal year	NA	NA		-
• lost during the fiscal year	NA	NA		-
• exercised during the fiscal year	NA	NA		-
• expired during the fiscal year	NA	NA		-
d. fair value of options at the grant date	NA	NA	R$	7.77
e. potential dilution in the event of exercise of all options granted	NA	NA	0,06% of the total shares of the Company.

YEAR: 2011	Board of Directors	Fiscal Council		Statutory Board
b. number of members	10.00	3.00		8.00		11.00
c. related to the options still non-exercisable				Grant 2010		Grant 2011
i - the date of grant	NA	NA		5/3/2010		5/2/2011
ii - the amount granted options	NA	NA		555,000		1,129,140
			2011 - 1/3 of options		2012 - 1/3 of options
iii-term so that the options become exercisable	NA	NA	2012 - 2/3 of options		2013 - 2/3 of options
			2013 - 3/3 of options		2014 - 3/3 of options
iv-term restriction on transfer of shares	NA	NA		NA		NA
v-Weighted average exercise price of each of
the following groups of options:
• open at the beginning of fiscal year	NA	NA		24.39		-
• lost during the fiscal year	NA	NA		25.21
• exercised during the fiscal year	NA	NA		25.44		-
• expired during the fiscal year	NA	NA		-		-
d. fair value of options at the grant date	NA	NA	R$	7.77	R$	11.36
e. potential dilution in the event of exercise of all options granted	NA	NA	0,06% of the total shares of the Company.		0,11% of the total shares of the Company.

YEAR: 2012	Conselho de Administração	Conselho Fiscal	Diretoria Estatutária
b. number of members	10	3.00	8.00	11.00	11.00
c. related to the options still non-exercisable			Outorga 2010	Outorga 2011	Outorga 2012
i - the date of grant	NA	NA	5/3/2010	5/2/2011	5/2/2012
ii - the amount granted options	NA	NA	555,000	1,129,140	876,471
			2011 - 1/3 das opções	2012 - 1/3 das opções	2013 - 1/3 das opções
iii - term so that the options become exercisable	NA	NA	2012 - 2/3 das opções	2013 - 2/3 das opções	2014 - 2/3 das opções
			2013 - 3/3 das opções	2014 - 3/3 das opções	2015 - 3/3 das opções
iv - term restriction on transfer of shares	NA	NA	NA	NA	NA
v - weighted average exercise price of each of the following groups of options:
open at the beginning of fiscal year	NA	NA	25.90	32.15	-
lost during the fiscal year	NA	NA	-	-	-
exercised during the fiscal year	NA	NA	-	-	-
expired during the fiscal year	NA	NA	-	-	-
d. fair value of options at the grant date	NA	NA	$7.77	$11.36	$10.40
e. potential dilution in the event of exercise of all options granted	NA	NA	0,06% do total das ações ordinárias da Cia.	0,11% do total das ações ordinárias da Cia.	0,12% do total das ações ordinárias da Cia.

13.7. Regarding the Board’s and the statutory board’s outstanding options at the end of the last fiscal year.

2011	Board of Directors		Statutory Board
Year of award			2010		2011
b. number of members	-		8		11
c. related to the options still non-exercisable
i – quantity	-		555,000		1,129,140
		185.000 in 05/03/2011		376.380 em 03/05/2012
	-	185.000 in 05/03/2012		376.380 em 03/05/2013
ii – date that it will become exercisable		185.000 in 05/03/2013		376.380 em 03/05/2014
iii – deadline for the exercise option	-		05/02/2015		05/01/2016
iv – transfer of shares restriction time	-		NA		NA
v – weighted average price of the exercise2	-		25.25		31.43
vi – options fair value in the last day of the fiscal year3	-	R$	7.77		11.36
d. related to the exercisable options1
i – quantity	-		159,400		-
ii – deadline for the exercise option	-		5/2/2015		5/2/2016
iii – transfer of shares restriction time	-		NA		NA
iv – weighted average price of the exercise	-		25.25		31.43
v – options fair value in the last day of the fiscal year3	-	R$	7.77		11.36
vi – total options fair value in the last day of the
fiscal year	-	R$	1,238,538.00	R$	-
¹As Regulation of the Stock Option Plan, options may only be exercised within 30 days following the disclosure of annual results or after the announcement of results for the 3rd quarter.
² Weighted average price of the last fiscal year
³ Fair value of options defined on the grant date.

13.8. Regarding options exercised and shares delivered to the Board and the statutory board under the share-based compensation scheme over the past 3 fiscal years.

Options Exercised - Year ended 12/31/2011	Board of Directors	Statutory Board
Number of members	0	1
Options Exercised
number of shares	NA	25,600
weighted average price of the year	NA	25.51
total value of the difference between the year value and market value of shares related to options exercised	NA	246,272
Shares Delivered
number of shares	NA	NA
weighted average price of the acquisition	NA	NA
total value of the difference between the year value and market value of shares related to options exercised	NA	NA

13.9. Summary description of the information that understanding the data presented in items 13.6 through 13.8 requires, such as an explanation of the pricing method used for shares and options.

a.            pricing model

The Black-Scholes-Merton model was used to price the Options under the Stock Option Plan of BRF Brasil Foods S.A.

b.            data and assumptions used in the pricing model, including average weighted price of the shares, strike price, expected volatility , option term, expected dividends and risk-free rate of return.

Bearing in mind that the amounts relating to the 2010 distribution cycle refers to delivery performed up to the day this document was drawn up, the following assumptions were used to price the options under BRF’s Stock Option Plan :

Share Price: the closing price in the trading session prior to the date of distribution (BMF&BOVESPA - ticker BRFS3);

Strike price: Results from the average closing price (BMF&BOVESPA – ticker BRFS3) of the last 20 trading sessions prior to the date of distribution of the options, restated by the IPCA;

Option term: The Options distributed under the terms of the Stock Option Plan may be exercised by Participants observing the minimum vesting period designated below: (a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Distribution Contract; (b) ) Up to two-thirds (2/3) of the Options total may be exercised after two (2) years from execution of the Distribution Contract; (c)  All the Options may be exercised after three (3) years from execution of the Distribution Contract; and (d) The maximum term is five (5) years after distribution for exercising the options;

Risk-free Rate of Return: The risk-free rate of return of choice is the NTN-B (Brazilian Treasury Note) available on the date of pricing and holding the same maturity as the options;

Dividends rate: the Company’s dividend distribution track record over the past 4 years was taken into account; and

Volatility of nominal shares issued by the Company: In this item,  taking into account (a) the merger between Perdigão S.A. (BRF) and Sadia S. A. May 19, 2009 and (b) the merger of shares performed by the companies September 22, 2009; further considering the going accounting standards (CPC10,B13, B25-b and B26), which provide guidance on calculation in specific situations with indicators that may imply that amounts based on non-adjusted historic data are relatively poor predictions on the future; BRF weighted the track record of the Company’s nominal shares against that of a pool of similar entities with different weights to set the volatility rate.

c.   method used and assumptions adopted to incorporate the expected effects of early strike.

According to the pricing methodology of the options at hand (Black-Scholes-Merton) and the features of BRF’s Stock Option Plan no assumptions were used to incorporate the effects of early strikes.

d.    how to determine the expected volatility.

Taking into account (a) the merger between Perdigão S.A.  (BRF) and Sadia S.A. May 19, 2009 and (b) the merger of shares performed by the companies September 22, 2009; further considering the going accounting standards (CPC10,B13, B25-b and B26), which provide guidance on calculation in specific situations with indicators that may imply that amounts based on non-adjusted historic data are relatively poor predictions on the future; BRF weighted the track record of the Company’s nominal shares against that of a pool of similar entities with different weights to set the volatility rate.

e.    any other option characteristic that has been included in the assessment of fair value.

Not applicable

13.10. Regarding the active pension plans granted to board members and statutory officers, provide the following information in table format:

2011
	Board of Directors		Statutory Board
b. number of members	N/A	09	01	01
c. Plan name	N/A	Brasil Foods Pension Plan II (closed to new members)	Brasil Foods Pension Plan III	Benefit Plan of Foundation "Attilio Francisco Xavier Fontana"
d. amount of managers that comprises conditions for retirement ¹	N/A	02	00	00
e. conditions for early retirement	N/A	- reaching the age of 55 years old; - 3 years of credited service (participating on the plan); -- termination of employment with the sponsor.	- reaching the age of 55 years old; - 3 years of credited service (participating on the plan); -- termination of employment with the sponsor.	- fulfill the term of 10 years of contribution to the plan - joy of retirement benefit by time of contribution granted by Welfare Regime Official - termination of employment with the sponsor.
f. updated value of accumulated contributions in the pension plan until the end of last fiscal year less the portion relating to contributions made directly by administrators²	N/A	R$ 4,795,242.46	R$ 13,054.46	³
g. cumulative total value of contributions made during the last social year, less the portion relating to contributions made directly by administrators	N/A	R$ 541,006.88	R$ 6,514.81	R$ 486.02
h. if there is the possibility of redemption and what conditions	N/A	There is no provision for redemption, except on the termination of employment.	There is no provision for redemption, except on the termination of employment.	There is no provision for redemption, except on the termination of employment.

¹ Fulfills the conditions, however, it is necessary to assure the termination of employment.
² Total value of contributions from sponsor (since joining the plan) plus the profitability.
³ The FAF Benefit Plan is structured as defined benefit, which is characterized by mutualism. Thus, the contributions made to the plan by both the sponsor and the participants become part of the insurer mathematical provisions of the benefits offered to its participants, without individualization.
The FFA keeps track of contributions made by each participant, therefore before a shutdown request prior plan, the values corresponding to them can be redeemed or ported. However, it doesn't keep track of individual and cumulative contributions paid by the sponsors.

13.11. In table format, provide the following information on the board, statutory board and fiscal committee over the past 3 years:

YEAR: 2009	Board of Directors	Fiscal Council	Estatutory Executives
b. number of members	10	03	08
c. value of the highest personal income	465,436.81	139,440.30	1,905,277.56
d. value of the lowest personal income	232,744.36	92,970.30	811,845.61
e. average value of individual compensation	264,559.01	108,460.33	2,096,141.51

Note:

For the calculation of the average personal income of the Statutory Board for the year 2009, we believe the amounts paid and recognized in the year in respect of benefits motivated the termination of tenure of executives off in 2008 (R $ 4,484,437.50) .
Excluding this amount, the average value of the individual remuneration of the Statutory Board is R$1,535,586.83, equaling the average pay compared to the higher pay of the organ.

YEAR: 2010	Board of Directors	Fiscal Council	Estatutory Executives
b. number of members	11.00	03.00	08.50
c. value of the highest personal income	499,446.18	149,629.23	3,178,683.12
d. value of the lowest personal income	249,751.01	99,763.63	1,117,718.71
e. average value of individual compensation	299,051.45	116,385.33	2,158,837.74

YEAR: 2011	Board of Directors	Fiscal Council	Estatutory Executives
b. number of members	10.75	3.17	9.67
c. value of the highest personal income	577,580.08	173,037.28	4,167,358.74
d. value of the lowest personal income	288,822.30	173,037.28	1,372,526.47
e. average value of individual compensation	302,634.88	129,141.64	2,455,287.12

Note:

¹ For all organs, the member with the highest personal income held the position for 12 months
² For the lowest personal income, we excluded members who have served for less than 12 months

YEAR: 2012	Board of Directors	Fiscal Council	Estatutory Executives
b. number of members	10.00	3.00	11.00
c. value of the highest personal income	613,310.51	183,741.79	5,689,487.18
d. value of the lowest personal income	306,689.49	122,507.78	1,489,212.17
e. average value of individual compensation	337,351.59	142,919.12	2,187,901.83

13.12. Describe agreements, insurance policies or other instruments that make up mechanisms of compensation or indemnification for officers in the event of severance or retirement, indicating the financial consequences to the issuer.

There are no instruments that make up mechanisms of compensation or indemnification for officers in the event of severance or retirement.

13.13. regarding the past 3 fiscal years, indicate the percentages of total compensation of each entity posted to the issuer’s books in reference to the members of the board, statutory board or fiscal committee that are related to controlling shareholders, direct or indirect, as established in the accounting standards pertinent to the topic.

There is no percentage of total compensation posted for each entity that is related to controlling shareholders, direct or indirect.

13.14. regarding the past 3 fiscal years, indicate the amounts posted to issuer’s books as compensation to board , statutory board or fiscal committee members, grouped by entity, for any reason other than performance of their corporate function, such as for instance, commissions and advisory or consultancy services rendered.

There is no amount posted to issuer’s books as compensation to board members, statutory officers or fiscal committee members, for any reason other than performance of their corporate function, such as for instance, commissions and advisory or consultancy services rendered.

13.15. Regarding the past 3 fiscal years, indicate the amounts appearing in the books of controlling shareholders, direct or indirect, companies under shared control and companies controlled by the issuer, as compensation to the issuers’ board , statutory board or fiscal committee members, grouped by entity, specifying the reasons why those amounts were paid to these individuals.

There are no amounts appearing in the books of controlling shareholders, direct or indirect, companies under shared control and companies controlled by the issuer, as compensation to the issuers’ board, statutory board or fiscal committee members.

13.16. Supply other information that the issuer deems relevant.

In item 13.11, to work out the individual average compensation of the statutory board for fiscal 2009, the amounts paid and posted to the books during 2009 were considered benefits created by the end of office of executives dismissed in 2008 (R$ 4,484,437.50).

Purging this amount, the individual average compensation of the statutory board is R$ 1,535,586.83.

14. Human Resources

14.1. Company’s Human Resources

                a. number of employees

Year: 2009	Employees
Brazil	113,369
Abroad	690
Total	114,059

Year: 2010	Employees
Brazil	113,155
Abroad	555
Total	113,710

Year: 2011	Employees
Brazil	117,197
Abroad	1,970
Total	119,167

                b. number of outsourced workers

2009	2010	2011
15,147	13,267	12,301

                c. Turnover índex

2009	2010	2011
29.64%	27.96%	24.83%

                d. Company’s exposure to labor liabilities and contingencies

As of December 31, 2011, we were involved in 9,379 labor proceedings amounting to total claims of R$1,740.0 million, compared to R$2,955 million as of December 31, 2010.  These cases are mainly related to overtime, salary adjustments for inflation for periods prior to the introduction of the Real, illnesses allegedly contracted at work and work-related injuries. The labor suits are mainly at the lower court level, and for the majority of the cases, a decision dismissing the pleadings has been granted. None of these suits is individually significant. Our provisions for probable losses in labor claims were R$105.2 million as of December 31, 2011, compared to R$110.2 million as of December 31, 2010. We recorded these provisions based on our past history of payments and the opinion of our legal counsel.

14.2. Significant alterations in the numbers disclosed in item 14.1 above

                For item 14.1 above, we used information of our Company and its Subsidiaries.

14.3. Policies of compensation to the Company’s employees, including:

                a. wage policy and variable compensation.

                BRF – Brasil Foods S.A. employees receive both fixed and variable compensation. The compensation policy is established in accordance with market practices, and the variable compensation is tied to achievement of pre-established goals approved at the start of each fiscal year, as part of the Profit and Income Sharing Program.

                This compensation policy stimulates the desire to achieve results and recognizes when pre-defined goals are reached and exceeded, generating directional benchmarks and calling attention to the indicators considered critical to the company’s strategy and results, and which ultimately matches shareholder interests.

                b. benefits policy.

                The Benefits Policy of BRF – Brasil Foods S.A. to its employees is established as a supplement to social needs, and is in line with market practices, so that the employee is able to perform his/her functions in a calm and dedicated manner.

                Therefore, employees are offered an attractive benefits package, consisting of:

✓ Health and Dental Insurance

✓ Life Insurance

✓ Meal Vouchers

✓ Basic Basket of Household Goods

✓ Transportation Vouchers

✓ Private Retirement Plan

                c. characteristics of the stock based compensation plans for non-management employees.

                The Stock Option Purchase Plan offered by BRF to non-management employees adheres to the same criteria as described previously in items 13.4 to 13.8 of this form.

i.      Beneficiary groups

         Pursuant to the terms of the Plan, only directors, whether appointed pursuant to company by-laws or not, of BRF – Brasil Foods S.A. and/or its Controlled Companies will be eligible beneficiaries of the Options Plan.

ii.    Conditions for exercise

For acquisition of the Shares, pursuant to the Approved Plan and option agreements, the Beneficiary shall comply with the vesting period as described in item (iii) below.  Once the vesting period has lapsed and should there be interest by the Beneficiary to exercise the option, Beneficiary shall this by written express notice.

If no legal impediments are verified, the Board of Directors in an ordinary meeting held in the month immediately following receipt of the Exercise Notice shall further the respective increase in Company share capital within the authorized share capital limits; or take all action necessary to authorize private negotiation of Shares held in treasury for the purpose of granting the Participants the Shares corresponding to the Mature Options.

Exercise of the option, made pursuant to the terms of this item, shall be put in writing by execution of the of the Share Subscription Agreement; Share Purchase Agreement or any other document to be determined by the Board of Directors and/or by the financial institution responsible for recording the Shares, which shall necessarily contain the following information: (a) the number of Shares acquired or subscribed; (b) the Strike Price; and (c) the form of payment.

Payment may be made by the Beneficiary within 5 (five) business days after the Shares are registered in his/her name.

iii.  Term for Exercise

The Options granted under the Stock Option Purchase Plan may be exercised by the Participants, provided there is compliance with the minimum vesting periods set out below:

(a) Up to 1/3 (one-third) of all Options may be exercised after 1 (one) year from signing the Option Agreement;

(b) Up to 2/3 (two-thirds) of all Options may be exercised after 2 (two) years from signing the Option Agreement; and

(c) All the Options may be exercised after 3 (three) years from signing the Option Agreement.

Once these minimum terms established above have lapsed, which may be extended at the sole discretion of the Board of Directors in the Option Agreement, the exercisable Options shall be considered Mature Options, and thus the Beneficiary has the right to exercise these at his/her sole discretion, provided that there is compliance with the maximum term of validity in respect to the Options, which is 5 years as from the date of the Option Agreement.

iv.  Number of shares committed under the plan

The number of shares committed by the BRF Stock Option Purchase Plan, subject of the options granted in fiscal year 2010 and 2011, to employee directors not appointed pursuant to company bylaws is 2,368,396 shares shares at the present time, with dilution potential in case all the options granted are exercised of 0.27% of the total nominal shares of Company issue.

14.4. Relationship between the Company and unions

                BRF - Brasil Foods recognizes lawfully constituted entities and the important role exercised by such entities, through establishment of processes for dialogue and negotiation, pursuant to the laws in force, the ethical principles guiding this Code and good market practices.

                Full negotiations are undertaken with union organizations through their legal representatives, guided by respect, responsibility and transparency, reconciling interests in a true, autonomous and free manner, with no tolerance for discriminatory positions based on union ideology.

15. CONTROL

15.1. / 15.2 Ownership Breakdown

Shareholder
Shareholder’s CPF/CNPJ	Nationality	Shareholders’ voting agreement	Controlling shareholder	Last review
Number of common shares (unities)	Common shares %	Number of preferred shares (unities)	Preferred shares %	Number of shares (unities)	Total shares %
Detailing by class of share (unities)
Class of share	Number of shares	Shares %
Fundação Sistel de Seguridade Social
00.493.916/0001-20	Brazilian-DF	Yes	No	3/31/2012
11,726,232	1.340000%	0	0.000000%	11,726,232	1.340000%
Fundação Vale do Rio Doce de Seg. Social – Valia
42.271.429/0001-63	Brazilian-RJ	Yes	No	03/31/2012
16,671,890	1.910000%	0	0.000000%	16,671,890	1.910000%
FPRV1 Sabiá FIM Previdenciário
01.912.197/0001-06	Brazilian-RJ	Yes	No	3/31/2012
756,000	0.090000%	0	0.000000%	756,000	0.090000%
Tarpon Investimentos S.A.
05.341.549/0001-63	Brazilian-SP	No	No	3/31/2012
69,988,490	8.020000%	0	0.000000%	69,988,490	8.020000%
PREVI – Caixa Previdência Funcionários Banco do Brasil
33.754.482/0001-24	Brazilian-RJ	Yes	No	3/31/2012
111,519,618	12.780000%	0	0.000000%	111,519,618	12.780000%
PETROS – Fundação Petrobras de Seguridade Social
34.053.942/0001-50	Brazilian-RJ	Yes	No	3/31/2012
89,500,982	10.260000%	0	0.000000%	89,500,982	10.260000%
OTHERS
569,297,892	62.250000%	0	0.000000%	569,297,892	62.250000%
TREASURY SHARES – Last update: 3/31/2012
3,012,142	0.350000%	0	0.000000%	3,012,142	0.350000%
TOTAL
872,473,246	100.000000%	0	0.000000%	872,473,246	100.000000%

HOLDING / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality	Shareholders’ voting agreement	Controlling shareholder	Last review
Detailing of shares (unities)
Number of common shares (unities)	Common shares %	Number of preferred shares (unities)	Preferred shares %	Number of shares (unities)	Total shares %
HOLDING / INVESTOR				Shareholder’s CPF/CNPJ	Share capital composition
Tarpon Investimentos S.A.				05.341.549/0001-63
OTHERS
25,323,794	57.852028	0	0.000000	25,323,794	57.852028
Tarpon All Equities Fund LLC
10.495.613/0001-09	North American	No	No	5/31/2010
18,449,596	42.147972	0	0.000000	18,449,596	42.147972
Class of share	Number of shares	Shares %
TOTAL	0	0.000000
TOTAL
43,773,390	100.000000	0	0.000000	43,773,390	100.00000

15.3. Capital distribution, as ascertained in the last shareholders’ meeting

Last Shareholders' Meeting	04/29/2011
Individual Investors	26,060
Institutional Investors	2,091
Financial Institutions	1,068

Outstanding Shares

Outstanding shares representing all shares of the issuer, except those held by the holding and people related, board of the directors and treasury shares.

Common Shares	555,681,704	63.690400%
Preferred Shares	0	0.000000%
Total	555,681,704	63.690400%

15.5. Shareholders’ Voting Agreement

The Company does not have a Shareholders’ Voting Agreement.

15.6. Relevant alterations in the participation of the members of the control group and management of the Company

Decentralize control from our entrance into the Novo Mercado in April 2006. The pension funds of shares voting agreement described below hold 26.7% of our common shares on March 31, 2012, compared with 46.1% being held on December 31, 2006. Significant changes in the ownership percentage of any major shareholder since December 31, 2006 are described below.

• There were offerings of our shares in 2007 and 2009. Some of our major shareholders have endorsed the rights of these offers. New issues have diluted the percentage of shares held by our major shareholders who did not participate in offers.

• With respect to the acquisition, for our part, of Eleva in 2008, our board of directors approved the merger of 54% of the shares held by shareholders of Eleva Eleva in our company, according to an exchange ratio of 1.74308853 shares of Eleva Perdigao per share, resulting in the issuance of 20.2 million new shares.

• In October 2007, PREVI - BANERJ sold all of our common shares held by him, representing 1.2% of our capital stock, in trading on the Stock Exchange of Sao Paulo.

• In October and November 2007, FAPES transferred shares held by him representing 2.06% of our capital stock for public trading on the Bolsa de Valores de Sao Paulo and FPRV1 Sabia F1 Multimarket Welfare, held as a fund recipient by FAPES.

• In 2008, Sabia FPRV1 F1 Multimarket Welfare sold shares held by it representing 1.32% of our capital stock to the public on the Bolsa de Valores de Sao Paulo.

• In 2008 and 2009, the Real Grandeza sold all of our common shares held by him, representing 1.72% of our capital stock, in trading on the Stock Exchange of Sao Paulo.

• With respect to our association with Sadia, we issued 37,637,557 new ordinary shares to the shareholders of HFF, the holding company formed by former controlling shareholders of Sadia purposes of the Association as part of the merger of shares of HFF to BRF, the first step of our association with Sadia.

• In July 2009, also issued 115 million shares, including shares subject to American Depositary Shares in a public offering. In August 2009, we issued 17.5 million additional common shares under the exercise by the coordinators in their choice of additional lot. These emissions further diluted the percentage held by our pre-existing shareholders.

• In separate general meetings held on August 18, 2009, the common shareholders of Perdigao and Sadia approved the final step of the association, according to Sadia which became our wholly owned subsidiary and holders of common and preferred shares of Sadia received BRF's common shares through the issuance of 59,390,963 new ordinary shares. The shares were issued to shareholders on September 22, 2009. The issuance of new shares diluted the percentage of shares held by pre-existing shareholders. Overall effectiveness was given to the association.

• In April, 2010, Tarpon Investimentos SA ("Tarpon") in compliance with CVM Instruction No. 358, art. 12, purchased common shares of BRF – Brasil Foods SA. - owned investment funds and portfolios under discretionary management of Tarpon reached 43,773,390, representing 5.02% of total shares issued by the Company. Up to the date, Tarpon holds 8.02% of our common shares, representing 69,988,490 shares. The purpose of the acquisitions is investment, not seeking to change the composition of the control. Such funds and portfolios are not holders of warrants or other subscription rights or options to purchase shares of the Company and no agreement regulating the exercise of voting rights of such funds and portfolios are part.

15.7. Provide other information that the issuer deems it relevant

                All relevant information was included in the preceding items.

16.1. Describe the issuer’s rules, policies and practices for related-party transactions, as defined by the applicable accounting rules

According to the Novo Mercado regulations, our company must disclose and send the São Paulo Stock Exchange information relating to any agreements entered into by our company with our controlled companies and affiliates, officers and any controlling shareholders, and, moreover, any agreements entered into by our company with controlled companies and affiliates of the officers and controlling shareholders as well as other companies that, together with these persons, compose a single group, in fact or in right, provided that such agreements, whether or not they involve one single agreement or successive agreements or the same or different purposes, have a value greater than or equal to R$0.2 million or 1% of our net equity in any period of one year, whichever is greater.

The information disclosed should include a description of the purpose of the relevant agreement, its term, value, termination provisions and any influence that this agreement may have over the management and operations of our company.

The Company's Bylaws provides procedures for conducting transactions with related parties in his article 19, items 5, 7 and 8.

16.2.Related-party transactions that (i) under the accounting standards, should be disclosed in the financial statements (Company and consolidated); (ii) have been executed over the past three fiscal years; (iii) are in force in the current year

Existent Amount (in Reais thousand)
Name of Related-Party	Date	Relation to the Company	Total Amount	12/31/2011	12/31/2010	12/31/2009	Amount of related party	Duration
Heloísa Ind. e Com. Produtos Lácteos Ltda.	12/31/2011		-	311	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	12/31/2009		-	-	-	11,219	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
UP! Alimentos Ltda.	3/31/2011		-	3,592	3,592	2,684	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Europe Ltda.	12/31/2011		-	161,869	64,175	172,229	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	12/31/2011		-	247,000	121,918	545,696	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/31/2011		-	41,905	17,516	5,886	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal S.A. Construtora e Incorporadora	12/31/2006		-	5	5	5	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Dividends and interest on shareholders' equity
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	9/12/2009		-	-	179,962	36,646	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Dividends and interest on shareholders' equity
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Establecimiento Levino Zaccardi y Cia S.A.	4/1/2011		10,885,000	4,372	3,883	4,058	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Instituto Perdigão de Sustentabilidade	11/1/2007		5,000,000	6,634	5,892	5,240	Not possible to measure	12/31/2015
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	12/31/2015		18,766,000	-	-	-3,328	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Trading S.A.	3/1/2003		1,300,000	-632	-570	2,467	Not possible to measure	06/30/2012
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	1/1/2011		11,255,000	-1,815	-	-10,056	Not possible to measure	1/1/2016
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Highline International	12/31/2008		3,500,000	-3,421	-3,039	-3,175	Not possible to measure	12/31/2010
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
UP! Alimentos Ltda.	3/31/2011		-	5,930	1,323	1,706	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sino dos Alpes Alimentos Ltda.	3/31/2010		-	85	85	85	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	12/31/2009		-	-	-	14,404	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	3/31/2011		-	2,138	1,898	1,209	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Establecimiento Levino Zaccardi y Cia S.A.	12/31/2011		-	1,181	1,049	1,097	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/31/2011		-	22,877	5,361	1,269	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/31/2011		277,712,000	277,712	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Advance for future capital increase
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Heloísa Ind. Com. Produtos Lácteos Ltda.	09/12/2011		52,000,000	52,000	-	-	Not possible to measure	13/21/2012
Relation with the Company		Subsidiary
Agreement object		Advance for future capital increase
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
PSA Laboratório Veterinário	03/30/2008		100,000	100	100	17,577	Not possible to measure	7/28/2011
Relation with the Company		Subsidiary
Agreement object		Advance for future capital increase
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
PSA Laboratório Veterinário	03/20/2007		3,000,000	-	-	3,000	Not possible to measure	12/31/2008
Relation with the Company		Subsidiary
Agreement object		Advance for future capital increase
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Wellax Foods Logistics C.P.A.S.U.	12/31/2010		-	-	659	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Agroindustrial S.A.	12/31/2009		-	-	-	202,490	Not possible to measure	indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	12/31/2009		-	-	-	50,016	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Batávia Alimentos S.A.	12/31/2009		-	-	-	1,356	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sino dos Alpes Alimentos Ltda.	12/31/2009		-	-	-	5,505	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	3/31/2010		-	-	45,049	189,954	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
VIP S.A. Empreendimentos e Participações Imobiliárias	12/31/2009		-	-	-	1,436	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
UP! Alimentos Ltda.	12/31/2011		-	4,199	5,974	1,750	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Europe Ltda.	12/31/2011		-	609,683	602,251	525,994	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	12/31/2011		-	2,670,097	2,464,523	1,849,876	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/31/2011		-	549,074	232,796	11,574	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Heloísa Ind. Com. Produtos Lácteos Ltda.	12/31/2011		-	-3,066	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Agroindustrial S.A.	12/31/2009		-	-	-	-21,530	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sino dos Alpes Alimentos Ltda.	12/31/2009		-	-	-	-7,190	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	3/31/2010		-	-	-89,168	-289,399	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
VIP S.A. Empreendimentos e Participações Imobiliárias	3/31/2010		-	-	-	-383	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
UP! Alimentos Ltda.	12/31/2011		-	-109,239	-97,108	-27,212	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Establecimiento Levino Zaccardi y Cia S.A.	12/31/2011		-	-9,611	-4,111	-6,548	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/31/2011		-	-311,328	-71,200	-5,310	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Agroindustrial S.A.	12/31/2009		-	-	-	-586	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Instituto Perdigão de Sustentabilidade	3/31/2010		-	731	633	329	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	3/31/2010		-	-	-5,197	-216	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Trading S.A.	12/31/2011		-	-70	107	87	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	12/31/2011		-	-52,123	-55,964	-97	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Establecimiento Levino Zaccardi y Cia S.A.	12/31/2009		-	-	-	33	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	12/31/2011		-	-1,763,378	-560,657	-949,654	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Heloísa Ind. Com. Produtos Lácteos.	12/31/2011		-	34	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/31/2011		-	1,079	-1	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Trading S.A.	3/31/2010		-	410	410	410	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Centro Oeste	12/31/2011		-	-38	-39	43	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
BFF International	12/31/2010		-	971	971	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
VIP S.A. Empreendimentos e Participações Imobiliárias	12/31/2010		-	-3	-3	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A

16.3 Identification of the measures taken to attenuate agency conflicts and demonstration of a strictly commutative character of agreed conditions or adequate compensatory payment

Throughout its operations, rights and obligations are incurred between related parties, originated by sale and purchase of products, transactions in mutual agreed upon market conditions for similar operations, based on contract.

17.1. Capital stock

Autorization or approval date	Capital Value (Reais)	Date to paying in	Quantity of Common Share (Unities)	Quantity of Common Prefered (Unities)	Total Shares (Unities)
Type of capital	Paid capital
3/31/2010	12,553,417,953.36		872,473,246	0	872,473,246

Type of capital	Autorized Capital
3/31/2010	12,553,417,953.36		1,000,000,000	0	1,000,000,000

17.2. Increase in the capital stock of the Company

Date of the decision	Institution which resolved the increase	Date of issuance	Total issuance amount (reais)	Type of subscription	Ordinary (units)	Preferred (units)	Total of Shares (units)	Subscription/ Previous Capital	Issuance price	Ratio
12/12/2007	Board of Directors Meeting	12/18/2007	900,000,000.00	Public	20,000,000	0	20,000,000	56.25000000	45.00	R$ per unit
Criterion for determining the issue price

The offering price was calculated following the conclusion of the procedure for the collection of investment intentions (bookbuilding) undertaken by the lead underwriter of the Offering and the intentions of the institutional investors to the subscription and acquisition of the Offered Shares pursuant to Paragraph 1, Section III of Article 170 of Law 6,404/76 and CVM Instruction 400 of December 29 2003;

Paying in of capital	The shares were to be publicly distributed in Brazil, in the nonorganized over-the-counter market on the basis of a standby settlement agreement;
01/14/2008	Board of Directors Meeting	01/14/2008	33,489,000.00	Public	744,200	0	744,200	1.33956000	45.00	R$ per unit
Criterion for determining the issue price	As greenshoe, the same value of the distribution
Paying in of capital

Paid up in cash in the act of subscription in the local currency of Brazil, with the exclusion of preemptive rights pursuant to the provisions in section I of Article 172 of the Joint Stock Companies’ Law and under the provisions of Article 5

02/21/2008	Board of Directors Meeting	02/21/2008	911,553,795.00	Public	20,256,751	0	20,256,751	35.98017576	45.00	R$ per unit
Criterion for determining the issue price	Financial settlement of the Public Offering for the Acquisition of Common Shares of Eleva Alimentos S.A.
Paying in of capital

Shares issued by Eleva (with the exception of those held by the Company) and attributed to the shareholders of Eleva (with the exception of the Company) pursuant to the exchange ratio of 1 (one) new common share issued by the Company for every 1.74308855 common share issued by Eleva, pursuant to Article 5, Paragraph 1 of the Company’s Bylaws

7/8/2009	Extraordinary Shareholders Meeting	7/8/2009	1,482,889,902.75	Private	37,637,557	0	37,637,557	43.04415244	39.40	R$ per unit
Criterion for determining the issue price	Conference of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$ 1,482,889,902.75 by issuing 37,637,557 new common, nominative shares without face value
Paying in of capital	The shareholders of HFF shall receive 0.166247 common shares issued by the Company in substitution for each common share issued by HFF to be merged into the shareholders’ equity of the Company
07/21/2009	Board of Directors Meeting	07/27/2009	4,600,000,000.00	Public	115,000,000	0	115,000,000	93.34541173	40.00	R$ per unit
Criterion for determining the issue price

The issue price was calculated on the basis of market value criteria after the completion of the road show and the conclusion of bookbuilding procedures by the coordinators of the Global Offering, taking in to account orders from institutional investors for subscription and acquisition of the Offering Shares pursuant to the provisions of Paragraph 1, Item III and Paragraph 7 of Article 170 of Law 6.404/76 and CVM Instruction 400 of December 29, 2003, such criteria being the most appropriate to determine the fair price of the Offering Shares

Paying in of capital	Paid in upon their subscription in Reais
08/18/2009	Extraordinary Shareholders Meeting	08/18/2009	2,335,484,255.61	Public	59,390,963	0	59,390,963	24.51197006	39.32	R$ per unit
Criterion for determining the issue price	Based on the equity value of the shares issued by Sadia, which were merged
Paying in of capital	Conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, through the issuance of 59,390,963 new registered common shares
08/20/2009	Board of Directors Meeting	08/20/2009	690,000,000.00	Public	17,250,000	0	17,250,000	5.81619903	40.00	R$ per unit
Criterion for determining the issue price	As greenshoe, the same value of the Public Offering
Paying in of capital

Paid up at sight, upon the act of subscription, in Brazilian currency, excluding the right of preference in conformity with the provision in subsection I, of Article 172 of the Joint Stock Companies Law and pursuant to Article 5, Paragraph 1 of the Company’s Bylaws

17.3. Stock splits, grouping and bonus shares

Autorization or approval date	Quantity of shares before approval (Unities)			Quantity of shares before approval (Unities)
	Quantity of Common Shares (Unities)	Quantity of Preferred (Unities)	Total Shares (Unities)	Quantity of Common Share (Unities)	Quantity of Preferred (Unities)	Total Shares (Unities)
Split
3/31/2010	436,236,623	0	436,236,623	872,473,246	0	872,473,246

17.4 Information on share capital reductions

Justification for not completing the table:

There was no reduction of capital for the disclosed periods.

18.1. Rights attaching to each class of shares

Security:  Common Share

Tag along:  100%

Dividend payment

Twenty-five percent (25%) from the net income of each year as a mandatory minimum dividend, in accordance with Section 202 of Law No. 6,404/76, to be paid with respect to all shares of stock of the corporation.

Voting Right: Full

Conversion into another class of share:  No

Capital reimbursement rights: Yes

Description of reimbursement rights:

Any shareholder who exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is made more than 60 days after the date of our most recent balance sheet, a shareholder may request that its shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the refund value of the shares based on the most recent balance sheet approved by our shareholders, and the remaining balance must be paid within 120 days after the date of the resolution at the shareholders’ meeting that gave rise to withdrawal rights based on the new balance sheet.

Trading restrictions: No

Conditions for change in rights attaching to securities:

According to the Company’s Bylaws, Section 9 - At the discretion of the Board of Directors or the shareholders’ meeting, any issue of stock, convertible debentures and warrants to be placed by sale on a stock exchange, or through public subscription, or an exchange of shares in onnection with a public offering may be made without or with limited preemptive rights to the shareholders, as provided by Law and these Bylaws and Section 14- In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders: To take action with respect to stock dividends and any stock split and reverse stock split; To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers; To take action on the elisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”); To take action for cancellation of  registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

Other relevant characteristic:

According to the Company’s Bylaws, Section 37, Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days from the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a Public Offering with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of BOVESPA and the provisions of this Section.

The public offering price of shares shall be established according to the second paragraph of article 37.

18.2. Rules of the Bylaws that limit the voting rights of majority shareholders or require them to make tender offers

All shareholders have the same voting rights, one share equals one vote. Below are described the sections of our bylaws relative to this subject.

SECTION 32 – Sale of the Control of the Corporation, either directly or indirectly, whether in a single transaction or a series of successive transactions, must be conditioned upon a condition precedent or subsequent that the Purchaser of such corporate control will make a tender offer (“tender offer”) to the other shareholders of the Corporation, subject to the terms of and within the time limits prescribed by prevailing legislation and the Novo Mercado Listing Regulations, so that the holders of such shares will receive the same treatment as that accorded to the Selling Controlling Shareholder.

Paragraph One – For purposes of these Bylaws, any capitalized terms will have the following meanings:

“Controlling Shareholder” means the shareholder, shareholders or Group of Shareholders, as defined below, who exercise  Controlling Power over the Corporation.

“Selling Controlling Shareholder” means a Controlling Shareholder that disposes of the Controlling Power over the Corporation.

“Controlling Shares” means the block of shares that guarantees, either directly or indirectly to the holder or holders, the individual and/or shared Controlling Power over the Corporation.

“Outstanding Shares” means all shares issued by the Corporation, except such shares as are held by the Controlling Shareholder, any persons related to the Controlling Shareholder, directors and officers of the Corporation and treasury shares.

“Purchaser of Control” means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Sale of Control of the Corporation.

“Sale of Control of the Corporation” means the transfer to a third party, subject to consideration, of the Controlling Shares.

“Control” (and such related terms as “Controlled by”, “under common Control with” or “Controlling Power”) means the power, either directly or indirectly, to effectively manage the corporate affairs and direct the operations of the governing bodies of the Corporation, as a matter of fact or law, independently of the number of shares held. There is a presumption that the person or Group of Shareholders who hold shares granting an absolute majority of the votes of shareholders present at the last three (3) shareholders’ meetings has control, even though they are not holders of the shares that guarantee them an absolute majority of the voting capital.

“Group of Shareholders” means a group of people: (i) bound by contracts or voting agreements of any nature, whether directly or through any companies Controlled by, Controlling or under common Control; or (ii) among whom there is a relationship of control; or (iii) under common Control.

Paragraph Two – The Selling Controlling Shareholder shall not transfer title to the shares owned by such selling Controlling shareholder or selling Controlling Group of Shareholders, and the Corporation shall not record any transfer of shares representing the Corporate Control unless and until the Purchaser of Control signs the relevant Statement of Adherence referred to in the Novo Mercado Listing Regulations.

Paragraph Three – No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Corporation’s registered office if the signatories thereof have not subscribed the Statement of Adherence referred to in Paragraph Three of this Section.

Paragraph Four - Where the acquisition of the Corporate Control results in the imposition on the Purchaser of Control of an obligation to make the tender offer required under Section 36 of these Bylaws, the tendered price will be the greater of the prices determined according to this Section 32 and Section 36, Paragraph Three of these Bylaws.

SECTION 33 – The tender offer referred to in the preceding Section must also be made: (i) upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in the Sale of Control in the Corporation; and (ii) in the event of the Control in the Controlling Shareholder of the Corporation, in which case such selling Controlling shareholder will be required to disclose to the BM&FBOVESPA the value assigned to the Corporation in such sale, as well as the supporting documentation therefore.

SECTION 34 – Any person that acquires the Controlling Power of the Corporation as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required: (i) to make a tender offer as provided in Section 32 of these Bylaws; (ii) to compensate any shareholders from whom such person may have purchased shares on a stock exchange within the period of six (6) months preceding the date of Sale of Control of the Corporation for any difference between the tender offer price and the amount paid per share which may have been purchased on the stock exchange within the period of six (6) months preceding the purchase of  Controlling Power, properly adjusted according to the positive variation in the Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA) (“IPCA”) up to the date of payment of such compensation.

SECTION 35 – After a Sale of Control transaction and subsequent tender offer, the Purchaser of Control, where necessary, shall take appropriate measures to restore the minimum percentage of twenty-five percent (25%) of all outstanding shares in the Corporation, within the six (6) months following the purchase of Controlling Power.

SECTION 36 – Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days after the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a tender offer with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of the BM&FBOVESPA and the provisions of this Section.

Paragraph One - For the purpose of these Bylaws, “Purchasing Shareholder” means any person, including and without restriction, any natural or legal person, investment fund, co-ownership vehicle, share portfolio, universality of rights or other form of organization resident, domiciled or with its registered office in Brazil or abroad, or Group of Shareholders, that purchases shares in the Corporation.

Paragraph Two – In such case, the following procedures will be applicable: (i) the tender offer must be made indistinctly to all shareholders of the Corporation; (ii) the shares must be sold by auction on the BM&FBOVESPA; (iii) the tender offer must be launched for a price determined as provided in Paragraph Three of this Section; and (iv) the tender offer must be a cash offer in lawful Brazilian currency for the shares of the capital stock of the Corporation.

Paragraph Three – The tendered price per share of the capital stock of the Corporation shall not be less than the greater of: (i) the economic value arrived at in a valuation report, subject to the provisions of Paragraph Four of this Section; (ii) one hundred and thirty-five percent (135%) of the issue price of the shares in any capital increase carried out through a public distribution within a period of twenty-four (24) months preceding the date as of which the tender offer has become mandatory pursuant to this Section 36, as properly adjusted according to the IPCA up to the date of payment; and (iii) one hundred and thirty-five percent (135%) of the average market quotation per share of the capital stock of the Corporation during a period of thirty (30) days preceding the tender offer on the stock exchange trading the greatest volume of shares of the capital stock of the Corporation.

Paragraph Four – The valuation mentioned in item (i) of the foregoing Paragraph Three will be the arithmetic mean of the midpoints within the range of economic value in two valuation reports, as determined according to the discounted cash flow method, provided that the variation between such midpoints does not exceed ten percent (10%). If the difference between such midpoints exceeds 10%, the economic value of the Corporation will be determined by an arbitration conducted pursuant to the terms of Section 44 of these Bylaws.

Paragraph Five – The valuation reports referred to in the preceding Paragraph shall be prepared by two leading financial institutions of recognized standing and experience in the food industry, one to be selected by the Corporation and the other by the Purchasing Shareholder from among major institutions providing advisory services in mergers and acquisitions to customers in Brazil at the time. The cost of the valuation reports shall be borne respectively by the Corporation and the Purchasing Shareholder.

Paragraph Six – A tender offer made as referred to in the leading sentence of this Section will not preclude another shareholder of the Corporation or the Corporation itself, as the case may be, from making a competing tender offer according to applicable regulations.

Paragraph Seven – A Purchasing Shareholder must comply with any requests or requirements made by CVM based on applicable regulations with respect to a tender offer, within the maximum periods prescribed therein.

Paragraph Eight – In the event a Purchasing Shareholder fails to comply with the obligations imposed by this Section, including as regards adherence to the maximum time limits for (i) making or applying for registration of a tender offer, or (ii) complying with any requests or requirements of CVM, then the Board of Directors of the Corporation will call a special shareholders’ meeting, at which the Purchasing Shareholder will be barred from voting, to consider suspending exercise of such non-complying Purchasing Shareholder’s rights as provided in Section 120 of the Corporations Law, without prejudice to the liability of the Purchasing Shareholder for any loss or damage caused to the other shareholders as a result of such failure to comply with the obligations imposed by this Section.

Paragraph Nine – Any Purchasing Shareholder who acquires or becomes the holder of other interests in the Corporation, including by way of a life estate (usufruto) or fideicommissum, equal to twenty percent (20%) or more of all shares of the capital stock of the Corporation, will likewise be required to either register or apply for the registration of a tender offer as described in this Section, within not more than thirty (30) days after such acquisition or event resulting in twenty percent (20%) or more of all shares of the capital stock of the Corporation being so held.

Paragraph 10 – Except as provided in Sections 42 and 43 of these Bylaws, the obligations established in Section 254-A of the Corporations Law and Sections 32, 33 and 34 of these Bylaws will not release a Purchasing Shareholder from compliance with the obligations prescribed by this Section.

Paragraph 11 – The provisions of this Section will not apply in the event a person becomes the holder of more than twenty percent (20%) of all shares of the capital stock of the Corporation by reason of: (i) statutory succession, on condition that the shareholder shall dispose of any excess shares within sixty (60) days after the relevant event; (ii) merger of another company into the Corporation; (iii) absorption of shares of another company by the Corporation; or (iv) subscription for shares of the Corporation in a single primary issue that is approved at a shareholders’ meeting called by the Board of Directors of the Corporation and with respect to which the proposed capital increase requires the issue price of the shares to be based on the economic value determined according to a valuation report on the economic and financial condition of the Corporation prepared by an expert firm of recognized experience in the valuation of publicly-held companies.

Paragraph 12 – For the purpose of calculating the percentage of twenty percent (20%) of all shares of the capital stock of the Corporation, as mentioned in the leading sentence of this Section, no involuntary increase in ownership interest resulting from cancellation of treasury shares or reduction of the capital stock of the Corporation entailing a cancellation of shares will be computed.

Paragraph 13 – If CVM regulations applicable to a tender offer under this Section require adoption of any given criterion to determine the purchase price per share of the Corporation in the tender offer, which criterion results in a purchase price higher than that determined pursuant to Paragraph Two of this Section, then the purchase price determined according to CVM regulations shall prevail with respect to such tender offer.

SECTION 37 – Should it be resolved at a special shareholders’ meeting that the Corporation should delist from the Novo Mercado, the Controlling Shareholder of the Corporation shall make a tender offer where the delisting is: (i) for the purpose of trading the shares outside the Novo Mercado; or (ii) caused by a corporate restructuring pursuant to which the shares of the Corporation resulting from such restructuring are not admitted to trading in the Novo Mercado within a period of one hundred and twenty (120) days from the date of the shareholders’ meeting that approved the transaction. The minimum tendered price shall be equal to the economic value determined according to the valuation report referred to in Section 41 of these Bylaws.

Paragraph One - In the event that there is no Controlling Shareholder, if the shareholders at the shareholders’ meeting decide (i) in favor of delisting the Corporation from the Novo Mercado in order to register to trade its securities outside said listed segment, or (ii) in favor of corporate restructuring such that the corporation resulting from this restructuring has no securities admitted for trading on the Novo Mercado, delisting from the Novo Mercado shall be conditional on a tender offer under the conditions set forth in this Section.

Paragraph Two - In the cases set forth in Paragraph One above, the same shareholders’ meeting shall be charged with defining the person or persons responsible for conducting the tender offer set forth in this Section, who, in attendance at the meeting, shall expressly assume the obligation to conduct the offer. If the shareholders at the shareholders’ meeting decide in favor of corporate restructuring, in the absence of any determination of the person or persons responsible for the tender offer, the shareholders who voted in favor of corporate restructuring shall conduct said offer.

SECTION 38 – The minimum tendered price stated in a tender offer to be made by the Controlling Shareholder or the Corporation for the purpose of cancellation of registration as a publicly-held corporation shall be equal to the economic value determined according to the valuation report referred to in Section 41 of these Bylaws.

Paragraph One – In the event that there is no Controlling Shareholder, if the shareholders’ meeting approves cancellation of registration as a publicly-held corporation is approved at a shareholders’ meeting, the tender offer shall be made by the Corporation itself, and in this case the Corporation may only purchase the shares owned by those shareholders who have voted favorably on the cancellation of registration at such shareholders’ meeting, after having purchased the shares of all other shareholders who have not voted favorably on the aforesaid cancellation of registration and who have accepted such tender offer.

SECTION 39 –In the event that there is no Controlling Shareholder and the BM&FBOVESPA requires (i) that the market quotation of securities of the Corporation be published separately, or (ii) that trading of any securities issued by the Corporation be suspended in the Novo Mercado, in either case by reason of non-compliance with any obligations imposed by the Novo Mercado Listing Regulations, the Chairman of the Board of Directors shall, within not more than two (2) days after such requirement, in the computation of which time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated, call a special shareholders’ meeting to replace all members of the Board of Directors.

Paragraph One – If the Chairman of the Board of Directors fails to call the special shareholders’ meeting mentioned in the leading sentence of this Section within the prescribed time limit, any shareholder of the Corporation may do so.

Paragraph Two – The new Board of Directors elected at the special shareholders’ meeting mentioned in the leading sentence and in Paragraph One of this Section shall cure such non-compliance with obligations imposed by the Novo Mercado Listing Regulations within the shortest possible time or within a new time limit established by the BM&FBOVESPA for such purpose, whichever is less.

SECTION 40 – In the event that the delisting of the Corporation from the Novo Mercado results from non-compliance with any obligations imposed by the Listing Regulations, the Controlling Shareholder shall undertake a tender offer for shares belonging to the other shareholders of the Corporation, under the terms set forth in Article 37 of these Bylaws.

Paragraph One - In the event that there is no Controlling Shareholder, if such non-compliance arises (i) from a resolution of the shareholders’ meeting, the tender offer shall be made by the shareholders who have voted in favor of the proposed action resulting in such non-compliance; and (ii) from a management act or event, the administrators shall call a shareholders’ meeting whose order of business shall consist of deciding how to resolve the non-compliance with the obligations in the Listing Regulations of the Novo Mercado, or, where applicable, direct the delisting of the Corporation from the Novo Mercado.

Paragraph Two - In the event that item (ii) of Paragraph One applies, if the shareholders at the shareholders’ meeting decide in favor of delisting the Corporation from the Novo Mercado, the same shareholders’ meeting shall define the person or persons responsible for conducting the tender offer set forth in this Section, who, in attendance at the meeting, shall expressly assume the obligation of conducting the offer.

SECTION 41 – The valuation report referred to in Sections 37 and 38 of these Bylaws shall be prepared by an institution or  expert firm of recognized experience, unrelated to the decision-making authority of the Corporation, its directors and officers and Controlling shareholders, in accordance with the requirements set out in Paragraph One of Section Eight of the Corporations Law, and contain an acknowledgement of responsibility as required under Paragraph Six of the said Section Eight.

Paragraph One – Selection of the institution or expert firm responsible for determining the economic value of the Corporation is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of an absolute majority of the Outstanding Shares at the shareholders’ meeting, provided that: (i) if the meeting is convened on first call, a quorum shall consist of not less than twenty percent (20%) of all Outstanding Shares; or (ii) where the meeting is convened on second call, a quorum may consist of any number of shareholders owning Outstanding Shares.

Paragraph Two –The costs of preparing the required valuation report shall be fully borne by the persons responsible for making the tender offer.

SECTION 42 – A single tender offer may be made for more than one of the purposes mentioned in this Article VII, in the Novo Mercado Listing Regulations or in CVM regulations, provided that it is possible to harmonize the requirements for the various forms of tender offer, that no loss is incurred by any offeree and that, where required under applicable regulations, CVM authorization is obtained.

Sole paragraph. With the exception of those tender offers for delisting from the Novo Mercado and/or cancellation of registration as a publicly held company, the holding of a unified tender offer may only be executed by a Corporation shareholder who holds a stake equal to, or more than 20% (twenty per cent) of the total shares issued by the Corporation, pursuant to the provision in Section 36.

SECTION 43 – The Corporation or the shareholders responsible for making a tender offer under this Article VII, the Novo Mercado Listing Regulations or CVM regulations may secure the making of such tender offer through any shareholder, a third party or the Corporation, as the case may be. Neither the Corporation nor a shareholder are released from the obligation to make the tender offer until the tender offer has been made in accordance with all applicable regulations.

SECTION 32 – Sale of the Control of the Corporation, either directly or indirectly, whether in a single transaction or a series of successive transactions, must be conditioned upon a condition precedent or subsequent that the Purchaser of such corporate control will make a tender offer (“tender offer”) to the other shareholders of the Corporation, subject to the terms of and within the time limits prescribed by prevailing legislation and the Novo Mercado Listing Regulations, so that the holders of such shares will receive the same treatment as that accorded to the Selling Controlling Shareholder.

Paragraph One – For purposes of these Bylaws, any capitalized terms will have the following meanings:

“Controlling Shareholder” means the shareholder, shareholders or Group of Shareholders, as defined below, who exercise  Controlling Power over the Corporation.

“Selling Controlling Shareholder” means a Controlling Shareholder that disposes of the Controlling Power over the Corporation.

“Controlling Shares” means the block of shares that guarantees, either directly or indirectly to the holder or holders, the individual and/or shared Controlling Power over the Corporation.

“Outstanding Shares” means all shares issued by the Corporation, except such shares as are held by the Controlling Shareholder, any persons related to the Controlling Shareholder, directors and officers of the Corporation and treasury shares.

“Purchaser of Control” means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Sale of Control of the Corporation.

“Sale of Control of the Corporation” means the transfer to a third party, subject to consideration, of the Controlling Shares.

“Control” (and such related terms as “Controlled by”, “under common Control with” or “Controlling Power”) means the power, either directly or indirectly, to effectively manage the corporate affairs and direct the operations of the governing bodies of the Corporation, as a matter of fact or law, independently of the number of shares held. There is a presumption that the person or Group of Shareholders who hold shares granting an absolute majority of the votes of shareholders present at the last three (3) shareholders’ meetings has control, even though they are not holders of the shares that guarantee them an absolute majority of the voting capital.

“Group of Shareholders” means a group of people: (i) bound by contracts or voting agreements of any nature, whether directly or through any companies Controlled by, Controlling or under common Control; or (ii) among whom there is a relationship of control; or (iii) under common Control.

Paragraph Two – The Selling Controlling Shareholder shall not transfer title to the shares owned by such selling Controlling shareholder or selling Controlling Group of Shareholders, and the Corporation shall not record any transfer of shares representing the Corporate Control unless and until the Purchaser of Control signs the relevant Statement of Adherence referred to in the Novo Mercado Listing Regulations.

Paragraph Three – No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Corporation’s registered office if the signatories thereof have not subscribed the Statement of Adherence referred to in Paragraph Three of this Section.

Paragraph Four - Where the acquisition of the Corporate Control results in the imposition on the Purchaser of Control of an obligation to make the tender offer required under Section 36 of these Bylaws, the tendered price will be the greater of the prices determined according to this Section 32 and Section 36, Paragraph Three of these Bylaws.

SECTION 33 – The tender offer referred to in the preceding Section must also be made: (i) upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in the Sale of Control in the Corporation; and (ii) in the event of the Control in the Controlling Shareholder of the Corporation, in which case such selling Controlling shareholder will be required to disclose to the BM&FBOVESPA the value assigned to the Corporation in such sale, as well as the supporting documentation therefore.

SECTION 34 – Any person that acquires the Controlling Power of the Corporation as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required: (i) to make a tender offer as provided in Section 32 of these Bylaws; (ii) to compensate any shareholders from whom such person may have purchased shares on a stock exchange within the period of six (6) months preceding the date of Sale of Control of the Corporation for any difference between the tender offer price and the amount paid per share which may have been purchased on the stock exchange within the period of six (6) months preceding the purchase of  Controlling Power, properly adjusted according to the positive variation in the Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA) (“IPCA”) up to the date of payment of such compensation.

SECTION 35 – After a Sale of Control transaction and subsequent tender offer, the Purchaser of Control, where necessary, shall take appropriate measures to restore the minimum percentage of twenty-five percent (25%) of all outstanding shares in the Corporation, within the six (6) months following the purchase of Controlling Power.

SECTION 36 – Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days after the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a tender offer with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of the BM&FBOVESPA and the provisions of this Section.

Paragraph One - For the purpose of these Bylaws, “Purchasing Shareholder” means any person, including and without restriction, any natural or legal person, investment fund, co-ownership vehicle, share portfolio, universality of rights or other form of organization resident, domiciled or with its registered office in Brazil or abroad, or Group of Shareholders, that purchases shares in the Corporation.

Paragraph Two – In such case, the following procedures will be applicable: (i) the tender offer must be made indistinctly to all shareholders of the Corporation; (ii) the shares must be sold by auction on the BM&FBOVESPA; (iii) the tender offer must be launched for a price determined as provided in Paragraph Three of this Section; and (iv) the tender offer must be a cash offer in lawful Brazilian currency for the shares of the capital stock of the Corporation.

Paragraph Three – The tendered price per share of the capital stock of the Corporation shall not be less than the greater of: (i) the economic value arrived at in a valuation report, subject to the provisions of Paragraph Four of this Section; (ii) one hundred and thirty-five percent (135%) of the issue price of the shares in any capital increase carried out through a public distribution within a period of twenty-four (24) months preceding the date as of which the tender offer has become mandatory pursuant to this Section 36, as properly adjusted according to the IPCA up to the date of payment; and (iii) one hundred and thirty-five percent (135%) of the average market quotation per share of the capital stock of the Corporation during a period of thirty (30) days preceding the tender offer on the stock exchange trading the greatest volume of shares of the capital stock of the Corporation.

Paragraph Four – The valuation mentioned in item (i) of the foregoing Paragraph Three will be the arithmetic mean of the midpoints within the range of economic value in two valuation reports, as determined according to the discounted cash flow method, provided that the variation between such midpoints does not exceed ten percent (10%). If the difference between such midpoints exceeds 10%, the economic value of the Corporation will be determined by an arbitration conducted pursuant to the terms of Section 44 of these Bylaws.

Paragraph Five – The valuation reports referred to in the preceding Paragraph shall be prepared by two leading financial institutions of recognized standing and experience in the food industry, one to be selected by the Corporation and the other by the Purchasing Shareholder from among major institutions providing advisory services in mergers and acquisitions to customers in Brazil at the time. The cost of the valuation reports shall be borne respectively by the Corporation and the Purchasing Shareholder.

Paragraph Six – A tender offer made as referred to in the leading sentence of this Section will not preclude another shareholder of the Corporation or the Corporation itself, as the case may be, from making a competing tender offer according to applicable regulations.

Paragraph Seven – A Purchasing Shareholder must comply with any requests or requirements made by CVM based on applicable regulations with respect to a tender offer, within the maximum periods prescribed therein.

Paragraph Eight – In the event a Purchasing Shareholder fails to comply with the obligations imposed by this Section, including as regards adherence to the maximum time limits for (i) making or applying for registration of a tender offer, or (ii) complying with any requests or requirements of CVM, then the Board of Directors of the Corporation will call a special shareholders’ meeting, at which the Purchasing Shareholder will be barred from voting, to consider suspending exercise of such non-complying Purchasing Shareholder’s rights as provided in Section 120 of the Corporations Law, without prejudice to the liability of the Purchasing Shareholder for any loss or damage caused to the other shareholders as a result of such failure to comply with the obligations imposed by this Section.

Paragraph Nine – Any Purchasing Shareholder who acquires or becomes the holder of other interests in the Corporation, including by way of a life estate (usufruto) or fideicommissum, equal to twenty percent (20%) or more of all shares of the capital stock of the Corporation, will likewise be required to either register or apply for the registration of a tender offer as described in this Section, within not more than thirty (30) days after such acquisition or event resulting in twenty percent (20%) or more of all shares of the capital stock of the Corporation being so held.

Paragraph 10 – Except as provided in Sections 42 and 43 of these Bylaws, the obligations established in Section 254-A of the Corporations Law and Sections 32, 33 and 34 of these Bylaws will not release a Purchasing Shareholder from compliance with the obligations prescribed by this Section.

Paragraph 11 – The provisions of this Section will not apply in the event a person becomes the holder of more than twenty percent (20%) of all shares of the capital stock of the Corporation by reason of: (i) statutory succession, on condition that the shareholder shall dispose of any excess shares within sixty (60) days after the relevant event; (ii) merger of another company into the Corporation; (iii) absorption of shares of another company by the Corporation; or (iv) subscription for shares of the Corporation in a single primary issue that is approved at a shareholders’ meeting called by the Board of Directors of the Corporation and with respect to which the proposed capital increase requires the issue price of the shares to be based on the economic value determined according to a valuation report on the economic and financial condition of the Corporation prepared by an expert firm of recognized experience in the valuation of publicly-held companies.

Paragraph 12 – For the purpose of calculating the percentage of twenty percent (20%) of all shares of the capital stock of the Corporation, as mentioned in the leading sentence of this Section, no involuntary increase in ownership interest resulting from cancellation of treasury shares or reduction of the capital stock of the Corporation entailing a cancellation of shares will be computed.

Paragraph 13 – If CVM regulations applicable to a tender offer under this Section require adoption of any given criterion to determine the purchase price per share of the Corporation in the tender offer, which criterion results in a purchase price higher than that determined pursuant to Paragraph Two of this Section, then the purchase price determined according to CVM regulations shall prevail with respect to such tender offer.

SECTION 37 – Should it be resolved at a special shareholders’ meeting that the Corporation should delist from the Novo Mercado, the Controlling Shareholder of the Corporation shall make a tender offer where the delisting is: (i) for the purpose of trading the shares outside the Novo Mercado; or (ii) caused by a corporate restructuring pursuant to which the shares of the Corporation resulting from such restructuring are not admitted to trading in the Novo Mercado within a period of one hundred and twenty (120) days from the date of the shareholders’ meeting that approved the transaction. The minimum tendered price shall be equal to the economic value determined according to the valuation report referred to in Section 41 of these Bylaws.

Paragraph One - In the event that there is no Controlling Shareholder, if the shareholders at the shareholders’ meeting decide (i) in favor of delisting the Corporation from the Novo Mercado in order to register to trade its securities outside said listed segment, or (ii) in favor of corporate restructuring such that the corporation resulting from this restructuring has no securities admitted for trading on the Novo Mercado, delisting from the Novo Mercado shall be conditional on a tender offer under the conditions set forth in this Section.

Paragraph Two - In the cases set forth in Paragraph One above, the same shareholders’ meeting shall be charged with defining the person or persons responsible for conducting the tender offer set forth in this Section, who, in attendance at the meeting, shall expressly assume the obligation to conduct the offer. If the shareholders at the shareholders’ meeting decide in favor of corporate restructuring, in the absence of any determination of the person or persons responsible for the tender offer, the shareholders who voted in favor of corporate restructuring shall conduct said offer.

SECTION 38 – The minimum tendered price stated in a tender offer to be made by the Controlling Shareholder or the Corporation for the purpose of cancellation of registration as a publicly-held corporation shall be equal to the economic value determined according to the valuation report referred to in Section 41 of these Bylaws.

Paragraph One – In the event that there is no Controlling Shareholder, if the shareholders’ meeting approves cancellation of registration as a publicly-held corporation is approved at a shareholders’ meeting, the tender offer shall be made by the Corporation itself, and in this case the Corporation may only purchase the shares owned by those shareholders who have voted favorably on the cancellation of registration at such shareholders’ meeting, after having purchased the shares of all other shareholders who have not voted favorably on the aforesaid cancellation of registration and who have accepted such tender offer.

SECTION 39 –In the event that there is no Controlling Shareholder and the BM&FBOVESPA requires (i) that the market quotation of securities of the Corporation be published separately, or (ii) that trading of any securities issued by the Corporation be suspended in the Novo Mercado, in either case by reason of non-compliance with any obligations imposed by the Novo Mercado Listing Regulations, the Chairman of the Board of Directors shall, within not more than two (2) days after such requirement, in the computation of which time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated, call a special shareholders’ meeting to replace all members of the Board of Directors.

Paragraph One – If the Chairman of the Board of Directors fails to call the special shareholders’ meeting mentioned in the leading sentence of this Section within the prescribed time limit, any shareholder of the Corporation may do so.

Paragraph Two – The new Board of Directors elected at the special shareholders’ meeting mentioned in the leading sentence and in Paragraph One of this Section shall cure such non-compliance with obligations imposed by the Novo Mercado Listing Regulations within the shortest possible time or within a new time limit established by the BM&FBOVESPA for such purpose, whichever is less.

SECTION 40 – In the event that the delisting of the Corporation from the Novo Mercado results from non-compliance with any obligations imposed by the Listing Regulations, the Controlling Shareholder shall undertake a tender offer for shares belonging to the other shareholders of the Corporation, under the terms set forth in Article 37 of these Bylaws.

Paragraph One - In the event that there is no Controlling Shareholder, if such non-compliance arises (i) from a resolution of the shareholders’ meeting, the tender offer shall be made by the shareholders who have voted in favor of the proposed action resulting in such non-compliance; and (ii) from a management act or event, the administrators shall call a shareholders’ meeting whose order of business shall consist of deciding how to resolve the non-compliance with the obligations in the Listing Regulations of the Novo Mercado, or, where applicable, direct the delisting of the Corporation from the Novo Mercado.

Paragraph Two - In the event that item (ii) of Paragraph One applies, if the shareholders at the shareholders’ meeting decide in favor of delisting the Corporation from the Novo Mercado, the same shareholders’ meeting shall define the person or persons responsible for conducting the tender offer set forth in this Section, who, in attendance at the meeting, shall expressly assume the obligation of conducting the offer.

SECTION 41 – The valuation report referred to in Sections 37 and 38 of these Bylaws shall be prepared by an institution or  expert firm of recognized experience, unrelated to the decision-making authority of the Corporation, its directors and officers and Controlling shareholders, in accordance with the requirements set out in Paragraph One of Section Eight of the Corporations Law, and contain an acknowledgement of responsibility as required under Paragraph Six of the said Section Eight.

Paragraph One – Selection of the institution or expert firm responsible for determining the economic value of the Corporation is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of an absolute majority of the Outstanding Shares at the shareholders’ meeting, provided that: (i) if the meeting is convened on first call, a quorum shall consist of not less than twenty percent (20%) of all Outstanding Shares; or (ii) where the meeting is convened on second call, a quorum may consist of any number of shareholders owning Outstanding Shares.

Paragraph Two –The costs of preparing the required valuation report shall be fully borne by the persons responsible for making the tender offer.

SECTION 42 – A single tender offer may be made for more than one of the purposes mentioned in this Article VII, in the Novo Mercado Listing Regulations or in CVM regulations, provided that it is possible to harmonize the requirements for the various forms of tender offer, that no loss is incurred by any offeree and that, where required under applicable regulations, CVM authorization is obtained.

Sole paragraph. With the exception of those tender offers for delisting from the Novo Mercado and/or cancellation of registration as a publicly held company, the holding of a unified tender offer may only be executed by a Corporation shareholder who holds a stake equal to, or more than 20% (twenty per cent) of the total shares issued by the Corporation, pursuant to the provision in Section 36.

SECTION 43 – The Corporation or the shareholders responsible for making a tender offer under this Article VII, the Novo Mercado Listing Regulations or CVM regulations may secure the making of such tender offer through any shareholder, a third party or the Corporation, as the case may be. Neither the Corporation nor a shareholder are released from the obligation to make the tender offer until the tender offer has been made in accordance with all applicable regulations.

18.3. Exceptions and suspensive clauses relative to financial or political rights established by the Bylaws

                The Bylaws neither establishes exceptions nor suspensive clauses with respect to asset or political interests.

18.4. Trading volume, with the highest and lowest prices at which securities traded at stock exchanges

Year	2011
Quarter	Security	Type	Market	Administrator	Financial traded volume (million Reais)	Highest Price (in Reais/ unity)	Low Price (in Reais/unity)
03/31/2011	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	3,798	31.37	26.50
06/30/2011	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	4,977	32.04	23.75
09/30/2011	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	5,079	33.31	24.77
12/31/2011	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	3,888	37.90	30.23

Year	2010
Quarter	Security	Type	Market	Administrator	Financial traded volume (million Reais)	Highest Price (in Reais/ unity)	Low Price (in Reais/unity)
3/31/2010	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	3,375	24.24	21.60
6/30/2010	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	5,410	26.20	20.81
9/30/2010	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	4,936	25.77	22.30
12/31/2010	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	5,104	27.90	23.79

Year	2009
Quarter	Security	Type	Market	Administrator	Financial traded volume (million Reais)	Highest Price (in Reais/ unity)	Low Price (in Reais/unity)
03/31/2009	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,099	16.82	12.96
06/30/2009	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,240	20.50	14.25
06/30/2009	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	5,041	24.88	18.52
12/31/2009	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	4,315	24.30	19.80

18.5. Securities issued other than shares

Security	Senior Notes
Indentification of security	Notes
Issue date	January 21, 2010
Final date	January 28, 2020
Quantity (unities)	7,500
Total Value (Reais)	750.00
Restriction to circulation	Yes
Description of restriction

The notes have not been registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” or the securities laws of any other jurisdiction. The notes are being offered only to qualified institutional buyers under Rule 144A under the Securities Act, or “Rule 144A,” and to persons outside the United States under Regulation S under the Securities Act, or “Regulation S.”

Convertibility	No
Possibility of redemption	Yes
Calculation formula for redemption amount

The Issuer may redeem the notes, in whole, but not in part, at any time at a redemption price equal to the greater of (1) 100% of principal amount thereof, and (2) the sum of the present values, calculated as of the redemption date, of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the redemption date) due after the redemption date through the Stated Maturity Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case accrued and unpaid interest thereon and Additional Amounts, if any, to the redemption date.

Security Features

The Bonds, due to mature in January 28, 2020, will be issued with a coupon of 7.250% per year (yield to maturity 7.375%), payable semi-annually beginning on July 28, 2010. The Bonds received a Ba1 credit risk rating from Moody’s Investor Services and BB+ from Standard & Poor’s Ratings Services. The Bonds will be guaranteed by BRF and Sadia S.A. (“Sadia”) will be senior unsecured obligations of the Issuer, of BRF and of Sadia and rank pari passu with all other obligations of BRF and Sadia of a similar nature. BRF intends to use the proceeds of the Offer to extend its debt maturity profile as well as for general corporate purposes.

Security	Senior Notes
Indentification of security	Notes
Issue date	May 17, 2007
Final date	May 24, 2017
Quantity (unities)	2,500
Total Value (Reais)	250.00
Restriction to circulation	Yes
Description of restriction

The notes have not been registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” or the securities laws of any other jurisdiction. The notes are being offered only to qualified institutional buyers under Rule 144A under the Securities Act, or “Rule 144A,” and to persons outside the United States under Regulation S under the Securities Act, or “Regulation S.”

Convertibility	No
Possibility of redemption	Yes
Calculation formula for redemption amount

The Issuer or Sadia may at any time redeem, in whole but not in part, upon not less than 30 nor more than 60 days’ notice given in accordance with “– Notices” below (which notice shall be irrevocable), the Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) and Additional Amounts, if any, to the redemption date.

Security Features

The Notes will mature on May 24, 2017. Interest on the Notes will accrue at the rate of 6.875% per annum and will be due and payable semiannually in arrears in immediately available funds on each May 24 and November 24, commencing on November 24, 2007, to the Persons who are registered Holders at the close of business on each May 13 and November 13 immediately preceding the applicable interest payment date.Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

18.6. Brazilian markets in which issuer’s securities are traded

                The common shares of the Company are traded at the “Novo Mercado” segment of the São Paulo Stock Exchange, by the ticker “BRFS3”.

18.7. Classes of securities traded on foreign markets, including:

                a) country;

                b) market;

                c) market entity in which securities are admitted to trading;

                d) date they were admitted to trading;

                e) trading segment, if any;

                f) date of listing on trading segment;

                g) trading volume abroad in relation to total trading volume of each class for the last year;

                h) deposit certificates abroad in relation to each class of shares, if any;

                i) depositary bank, if any; and

                j) custodian institution, if any

                BRF’s shares are traded on the New York Stock Exchange (NYSE) through a Level III ADR program. The Bank of Ney York is responsible for the shares custody.

                On October 20, 2000, ADSs representing our preferred shares beganto be traded in NYSE. On April 12, 2006, our preferred shares were converted into common shares. Since then, the ADSs represent our common shares. On March 31, 2012, there were 113,838,033 outstanding ADRs, representing 113,838,033 common shares, or 13.05% of our total outstanding shares.

 18.8. Public offerings made by issuer or third parties, including controlling companies and subsidiary and affiliated companies, related to issuer’s securities

On July 21, 2009, a Board of Directors meeting approved an increase in our capital stock within the limits of the authorized capital in the amount of R$4.6 billion, to R$9,527,933,697.75 through the issuance of 115,000,000 common shares, all book entry and with no par value, through a primary public offering in Brazil, in the non-organized over-the-counter market, and in the overseas market, including shares in the form of American Depositary Shares evidenced by American Depositary Receipts.

On August 20, 2009, the Board of Directors, within the limit of the authorized capital, in connection with the exercise of the option to purchase additional shares exercised by lead underwriter, in the amount of 17,250,000 common, nominative, book-entry shares, with no par value, at the issuance price of R$40.00 per share, resulting in the increase in capital stock, within the limit of the Company’s authorized capital in the amount of R$690.0 million, representing an increase in the capital stock to R$12,553,417,953.36, represented by 436,236,623 common shares.

18.9. Tender offerings made by issuer for third-party shares

On July 8, 2009, a shareholders’ meeting approved the merger of all shares issued by HFF into our assets, the conversion of HFF into a wholly-owned subsidiary of the Company and the capital increase of BRF, upon contribution of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$1.5 billion by issuing 37,637,557 new common shares all nominative and will no par value, at an issuance price of R$39.40 per share. As a result our capital stock increased to R$4,927,933,697.75.

On August 18, 2009, a shareholders’ meeting approved the merger of all common and preferred shares issued by Sadia into the Company, and approved the capital increase of the Company, upon the conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, in the amount of R$2.3 billion through the issuance of 59,390,963 new registered common shares, with no par value, at the issuance price of R$39.32 per share, the capital, therefore, being increased R$9,527,933,697.75 to R$11,863,417,953.36.

18.10. Other material information

In item 18.4, the values related to trading volume are expressed in millions of Reais.

Rights of Common Shares

At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our bylaws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Common shareholders have, except in certain circumstances listed in the Brazilian Corporation Law and in our Bylaws, the right to participate in our company’s future capital increases, in proportion to their participation in our capital stock, and also the right to dispose of shares in a public offering in case of acquisition of shares in quantities equal to or in excess of 20% of total shares issued in the offering, in compliance with the terms and conditions provided in Article 37 of our bylaws.

According to the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

• the right to participate in the distribution of profits;

• the right to participate equally and ratably in any remaining residual assets in the event of our liquidation;

• preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian Corporation Law described under “—Preemptive Rights”;

• the right to monitor our management in accordance with the provisions of the Brazilian Corporation Law; and

• the right to withdraw from our company in the cases specified in the Brazilian Corporation Law.

Anti-Takeover Effects of Provisions in Bylaws

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require each shareholder who becomes the holder of 20% or more of our total share capital to, within 30 days from the date of such acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our bylaws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our shares.

These provisions are not applicable to shareholders who become holders of 20% or more of our shares as a result of (1) legal succession, provided that the shareholder sells any shares in excess of the 20% limit within 60 days of the event, (2) the merger of another company into us, (3) the merger of shares of another company by us and (4) the acquisition of 20% or more of our shares through a primary offering that has been approved at a shareholders’ meeting duly called by our board of directors, provided that the share issue price has been set based on the economic value of the shares, as determined by a valuation report prepared by a specialized and independent firm.

Involuntary capital increases resulting from cancellation of treasury shares or capital reductions with cancellation of shares will not be considered in the calculation of the 20% of total shares issued by us.

The public tender offer must be (1) directed to all our shareholders, (2) made through an auction to take place at the São Paulo Stock Exchange, (3) launched at a fixed price in accordance with the procedure set forth below and (4) paid upfront in Brazilian currency. The price per share in the public tender offer shall be equivalent to at least the greatest of: (a) the economic value of our company, determined pursuant to Article 37 of our bylaws; (b) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the preceding 24-month period; and (c) 135% of the market price of our shares within the preceding 30-day period. In the event CVM regulations applicable to the public tender offer require the adoption of a share price calculation criterion that results in a higher share price, the price set in accordance with the CVM regulations will prevail.

The realization of the public tender offer does not exclude the right of another of our shareholders or of our company to launch a competing public tender offer in accordance with applicable regulations.

All shareholders who vote in favor of an amendment to the provisions of our bylaws that results in the limitation of this public tender offer obligation or the elimination of this mechanism are obligated to launch a public tender offer based on the existing rules.

Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado

As a Novo Mercado company, we must observe the following additional disclosure requirements:

• no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash flow statement that must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

• as from the date we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year:

• release our annual financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, including notes to the financial statements and including information on net profits and net worth calculated at the end of such fiscal year in accordance with Brazilian GAAP, together with a management report and the management proposal for the allocation of net profits and our independent auditors’ report; or

• disclose, in the English language, the complete financial statements, management reports and notes to the financial statements prepared in accordance with the Brazilian Corporation Law, accompanied by an additional explanatory note reconciling the year-end results and net worth calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the principal differences between the accounting principles used, as well as the independent auditors’ report; and

As from the date we release our first financial statements prepared as provided above, no more than 15 days following the period established by law for the publication of quarterly financial information, we must:

• disclose, in its entirety, our quarterly financial information translated into the English language; or

• disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors’ report.

Due to the listing of our shares on the Novo Mercado, we must disclose the following information, pursuant to the Novo Mercado regulations, with our quarterly information (Informações Trimestrais):

• our consolidated balance sheet, consolidated statement of income, and a discussion and analysis of our consolidated performance;

• any direct or indirect ownership interest exceeding 5% of our share capital, looking through to any ultimate individual beneficial owner;

• the number and characteristics of our shares held directly or indirectly by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council;

• changes in the numbers of our shares held by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

• our cash flow statement and consolidated cash flow statement, together with an explanatory note thereto;

• the number of shares constituting our free float and their percentage in relation to the total number of issued shares; and

• if we are party to an arbitration agreement for dispute resolution.

Information relating to the ownership interest exceeding five percent of our share capital, the number and characteristics of our shares directly or indirectly held by any controlling shareholders and members of the board of directors, board of executive officers and fiscal council, changes in the number of securities held by such persons within the immediately preceding 12 months, the number of free float shares and their respective percentage in relation to the total number of shares issued and disclosure of whether we are party to an arbitration agreement for dispute resolution must also be included in our annual report.

19.1. Stock Repurchase Plans

Determination Date	Repurchase period	Retained earnings	Description	Class	Expected amount (unities)	% over outstanding shares	Purchased approved (unities)	PMP	Coefficient	% purchased
Other characteristics
5/30/2011	5/31/2010 to 8/26/2011	1,022,826,000.00	Common		4,068,336	0.466000	0	0.00	R$/unity	0.000000

The program's objective is the maintenance of treasury shares for eventual compliance with the provisions in the " Stock Option Plan " and " Additional Stock Option Plan ", both approved at the Annual Shareholders’ Meeting held 31/03/2010. It will be for the Company's Board set the dates and amounts of shares to be effectively acquired, within the limits and expiration date authorized in the Program.

19.2. Treasury stock by type and class, indicating quantity, total value and weighted average purchase price

Year ended	12/31/2011
Common Stocks

Movement	Quantity (units)	Value (Reais)	Weighted average price (Reais)
Initial Value	781,172	738,870.00	0.95
Acquisition	2,630,100	71,956,130.00	27.36
Sale	391,831	7,375,107.00	18.82
Cancellation	0	0.00	0.00
Ending Value	3,019,441	65,319,893.00	21.63

Year ended	12/31/2010
Common Stocks

Movement	Quantity (units)	Value (Reais)	Weighted average price (Reais)
Initial Value	2,452,180	27,585,616.65	11.25
Acquisition	0	0.00	0.00
Sale	1,671,008	26,848,000.65	16.07
Cancellation	0	0.00	0.00
Ending Value	781,172	737,870.00	0.95

Year ended	12/31/2009
Common Stocks

Movement	Quantity (units)	Value (Reais)	Weighted average price (Reais)
Initial Value	430,485	813,616.65	1.89
Acquisition	795,605	26,772,000.00	33.65
Sale	0	0.00	0.00
Cancellation	0	0.00	0.00
Ending Value	1,226,090	27,585,616.65	22.50

19.3. Treasury stock on fiscal year end date

Security:	Shares
Stock Type	Class	Securities description	Quantity (units)	Wheigted Average Price (in Reais)	Coefficient	Purchase Date	Relation with outstanding shares (%)
Common			3,019,442	21.63	R$/unity		0.347280

20.1. Policy regarding trading of Company securities by direct or indirect controlling shareholders, executive officers, directors, members of the Supervisory Board and any other technical or advisory bodies created under the Bylaws

Date of approval: 02/09/2012

Position and/or function

(i) the Company itself; (ii) its Management, Shareholders, Controllers, Fiscal Councilors, and members of the other Corporate Bodies with Technical and Consultative Functions at BRF; (iii) its Employees; and (iv) whoever  by virtue of their position, function or position in the Company, in a Controlling Company, in the Controlled Companies and in the Affiliated Companies, is privy to information that could constitute a Material Act or Fact  with respect to BRF.

Principal characteristics

This Trading Policy sets out: (i) the rules to be followed by Connected Persons in the trading of Securities issued by BRF pursuant to CVM Instruction 358/02; and (ii) the in-house policy for the trading of Securities adopted by BRF. One of the Policy’s principal objectives is to contribute to compliance with the laws and rules that prevent the practice of insider trading (a practice with the purpose of obtaining undue advantage for his own benefit and that of third parties by a person in the trading of Securities based on Confidential Information, in respect of which the said person should maintain secrecy).

The Connected Persons shall sign the respective Adhesion Instrument to this Policy pursuant to articles 15, paragraph 1, item I and 16, paragraph 1 of CVM Instruction 358/02, pursuant to the model attached to this  document as Attachment I, and shall not be permitted to trade in the Securities issued by BRF in the blackout periods pursuant to this Policy.

 BRF shall maintain a list of persons at its head office who have signed the Adhesion Instrument to  be continuously updated by the Company and held at the disposal of the CVM (Brazilian Securities and Exchange Commission). Whenever there are changes to the registration details of the listed persons, the signatories to the Adhesion Instrument shall notify these with immediate effect to the Company.

The restrictions disciplined in this Trading Policy shall also be observed by the Connected Persons and by the Commercial Contacts, it being incumbent on the respective Connected Persons to instruct them on the beginning and end of the Blackout Periods.

The complete text of the Trading Policy is contained under item 21.2, since this policy is part of the Policy for Disclosure  of Material Acts and Facts  and of Securities Trading, the complete version of which is in this item.

Blackout periods and description of inspection procedures

1. The trading of Securities by Connected Persons is not allowed in the period from 15 (fifteen) days prior to the disclosure or publication, if the case, of the quarterly report (ITR), of the annual information report (DFP) of the Company and of Form 20-F.

2. The trading of Securities by Connected Persons is not allowed until the Company announces the Material Act or Fact to the market under the following situations:

a) whenever any Material Act or Fact occurs in the businesses of BRF of which the Connected Persons have knowledge;

b) whenever there is the intention of promoting an incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

c) during the  public offering of  Securities of the Company;

3. The Controlling Shareholders, direct or indirect, the members of BRF’s Management and its Controllers, may not trade in the Company’s Securities or those indexed to them, whenever there is an acquisition or sale in progress of the Company’s shares by the Company itself, its Controlled Companies, Affiliated Companies or any other company under common control or if an option or mandate has been granted for the same purpose.

4. In the event of circumstances foreseen in item 2, even following the disclosure of the Material Act or Fact, the restriction on trading shall continue to prevail, should this – in BRF’s opinion – interfere in the conditions for trading the Company’s shares in such a way as to be detrimental to BRF itself or to its shareholders. Whenever BRF decides as to the continued restriction on trading, Investor Relations Department (DRI) shall disclose its decision in an internal announcement.

5. The existence of a Material Act or Fact having been verified, the DRI, at its discretion, shall establish the Blackout Periods, without being required to show any justification, until such time that the Material Act or Fact is duly disclosed to the market. Should this option be exercised, the DRI must expressly indicate the initial and final dates of the Blackout Period, the Connected Persons maintaining Confidentiality during these periods.

6. The absence of an announcement from the DRI as to the Blackout Period shall not exempt any one from complying with this Policy as well as the provisions of Instruction 358/02 and other normative acts of the CVM.

20.2 Other material information

All material information was mentioned above.

21.1. Rules, regulations or internal procedures adopted by the Company to ensure that information to be disclosed to the public is gathered, processed and published in an accurate and timely manner

The Company has a Disclosure Committee in accordance with Sarbanes Oxley Act regulations. The Committee is comprised of officers from the following areas: Investor Relations, Accounting, Shared Services Area, Information Technology, Corporate Services, Legal, Internal Controls, Auditing and Finance. Meetings take place at least six times per year, or whenever an event arises requiring decisions with respect disclosure of information.

In accordance with the Company’s policy of transparency, the Disclosure Committee is responsible for identification, improvement and documentation of the internal controls, identifying points of control, risks and opportunities for improvement. The principal objective of this work is to provide support for the published financial statements.

21.2. Material act or fact disclosure policy adopted by the Company, indicating procedures for keeping undisclosed material information confidential

POLICY ON DISCLOSURE OF MATERIAL ACTS OR FACTS

AND TRADING OF SECURITIES

This document establishes the Policy on Disclosure of Material Acts or Facts and Trading of Securities of Brasil Foods S.A. (“Company” or “BRF”), approved by BRF’s Board of Directors at the meeting of [date], and produced in accordance with the prevailing text of the Brazilian Securities and Exchange Commission (“CVM”)’s Instruction 358 of January 3, 2002 (“CVM Instruction 358/02”).

1.         PURPOSE AND SCOPE:

1.1          BRF has always maintained relations with its investors and the market in general based on high standards of conduct and transparency, as demanded by laws and regulations applicable to publicly traded companies listed in Brazil and abroad.

1.2          The purpose of BRF’s Policy on Disclosure of Material Acts or Facts and Trading of Securities (“Policy”) is to establish the rules and procedures that must be observed and applied by Related Persons in the disclosure of information and trading of securities issued by the Company, in order to prevent the improper use of inside information and ensure the regular and transparent trading of securities issued by BRF.

1.3          Everyone subject to this Policy must act in compliance with the principles of good faith, loyalty, transparency and honesty, as well as the with rules established in this Policy, the Company’s Code of Ethics, the regulations of the São Paulo Stock Exchange’s Novo Mercado, the disclosure best practice rules of the Brazilian Association of Publicly Traded Companies (ABRASCA), and the pronouncements of the Guidance Committee for Disclosing Market Information (CODIM).

2.         DEFINITIONS: The terms and expressions listed below, when used in this Policy, will have the following meanings:

“Controlling Shareholders” or “Controlling Companies” or “Controller”: The shareholder or group of shareholders related through a shareholders’ agreement or under common control that (i) owns the partnership rights that permanently ensure predominance in corporate decision taking and the power to appoint the majority of administrators; and (ii) effectively exercises the power to control the direction of corporate activities and guide the functioning of the Company’s bodies, under the terms of Law 6,404/76.

“Administrators”: The statutory directors and members of the board of directors (full and alternate members) of a company or entity.

“Material Act or Fact” or “Material Acts or Facts”: Any decisions by Controlling Shareholders, general meetings or administrative bodies of the Company, or any other act or fact of political/administrative, technical, business or economic/financial nature, occurring in or related to its business, that could significantly influence: (i) the price of the Company’s Securities; (ii) investors’ decision to buy, sell or hold these Securities; or (iii) investors’ decision to exercise any rights arising from ownership of the Company’s Securities.

“BM&FBOVESPA”: BM&FBOVESPA S.A.: Bolsa de Valores, Mercadorias e Futuros [Stock, Commodities and Futures Exchange Market].

“Stock Exchanges and/or Over-the-Counter Market”: Stock exchanges and/or organized over-the-counter (OTC) market entities through which securities issued by BRF are traded, now or in the future, in the country or abroad.

“Company” or “BRF”: Brasil Foods S.A. (BRF)

“Fiscal Council Members”: Members of a company’s Fiscal Council, either full or alternate members.

“Commercial Contacts”: All persons who have knowledge of information concerning BRF’s Material Acts or Facts, arising from their commercial or professional relationship, or relationship of trust, with BRF, such as independent auditors, lawyers, consultants and institutions in the securities distribution system.

“CVM”: Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission.

“CFO”: The Chief Financial Officer and Investor Relations Director of BRF, responsible for providing information to the Investing Public, the CVM, the SEC, and Stock Exchanges and/or OTC Markets, in Brazil or abroad, and for maintaining BRF’s public company registration up to date.

“Former Administrators”: Former statutory directors and members of the Board of Directors (full or alternate members) who no longer participate in the administration of a company.

“Employees and Collaborators”: BRF employees and executives, as well as any people who, due to their position at the Company, have access to any Inside Information.

“Inside Information”: Material Acts or Facts not yet reported to the CVM, the United States Securities and Exchange Commission (“SEC”), the Stock Exchange and/or the OTC Market and, simultaneously, to the Investing Public.

“CVM Instruction 358/02”: CVM Instruction 358 of January 3, 2002 (including subsequent amendments), or an equivalent standard that may succeed it, which governs the disclosure and use of information about Material Acts or Facts related to public companies, as well as the trading of securities issued by public companies pending Material Facts not yet disclosed to the market, among other subjects.

“Law 6,404/76” or “Corporations Act”: Law 6,404 of December 15, 1976 (including subsequent amendments), which governs corporations.

“Bodies with Technical or Advisory Functions”: BRF’s bodies created by its bylaws, with technical functions or having the purpose of advising its administrators.

“Associated Persons”: People who have the following kinds of relationships with Related Persons (as applicable): (i) spouse, not legally separated; (ii) companion; (iii) family member; (iv) any dependent person included on a Related Person’s annual income tax declaration; (v) Subsidiaries, controlled directly or indirectly, whether through the Company’s Administrators, Fiscal Council Members or members of Bodies with Technical or Advisory Functions, or through Associated Persons; (vi) investment funds managed by Related Persons; (vii) any body whose Director or Board Member is also a member of BRF’s Executive Board or Board of Directors; and (viii) people hierarchically superior or subordinate to Related Persons.

“Related Persons”: This term can mean: (i) the Company itself; (ii) its Administrators, Controlling Shareholders, Fiscal Council Members, and members of other Bodies with Technical or Advisory Functions of BRF; (iii) its Employees and Collaborators; and (iv) any person who, due to his/her position or function at the Company, at a Subsidiary, at Subsidiaries, or at Affiliates, is aware of information that could constitute a Material Act or Fact concerning BRF.

“Policy”: The present Policy on Disclosure of Material Acts or Facts and Trading of Securities of BRF.

“Investing Public”: Securities investors, analysts and other capital market agents.

“SEC”: The Securities and Exchange Commission, the securities market regulator of the United States of America.

“Affiliates”: All companies over which BRF has significant influence, as defined in article 243 of the Brazilian Corporation Law, as amended by Law 11,941/092, in Brazil or abroad, and which are also identified as Related Parties, as defined by the International Financial Reporting Standards (IFRS) adopted by the Company.

“Subsidiaries”: All companies that are controlled by BRF, directly or indirectly, as defined in article 243, section 2 of the Brazilian Corporation Law3, in Brazil or abroad, and which are also identified as Related Parties, as defined by the International Financial Reporting Standards (IFRS) adopted by the Company.

“Declaration of Acceptance”: Document to be signed in accordance with article 15, section 1, part I, and article 16, section 1 of CVM Instruction 358/02, and in line with the template presented in Appendix I.

“Securities”: These encompass any shares, debentures, subscription warrants, receipts (including those issued outside Brazil backed by shares), subscription rights, promissory notes, call or put options, bonds, indexes and derivatives of any kind, any other collective investment titles or contracts issued by BRF, or titles or instruments related to them that are considered in law to be securities.

3.            POLICY ON DISCLOSURE OF MATERIAL ACTS OR FACTS:

3.1          The aim of the present policy adopted by BRF for disclosing Material Acts or Facts is to ensure achievement of the objectives of amplitude, quality, transparency, efficiency and equal treatment for shareholders in the disclosure of information that constitutes Material Acts or Facts related to the Company’s Securities.

3.2          The present policy on information disclosure also seeks to ensure that the Investing Public, Employees and Collaborators, and capital market participants in general retain their trust in the accuracy of BRF’s operational and financial information, and that of its Subsidiaries. This policy also governs the disclosure of material information to the specialist press, the company’s Employees and Collaborators, and the general public.

Material Acts or Facts

3.3          In line with the definition used in this Policy, a Material Act or Fact means any decision by Controlling Shareholders, general meetings or administrative bodies of the Company, or any other act or fact of political/administrative, technical, business or economic/financial nature, occurring in or related to its business, that could significantly influence: (i) the price of the Company’s Securities; (ii) investors’ decision to buy, sell or hold these Securities; or (iii) investors’ decision to exercise any rights arising from ownership of the Company’s Securities.

3.4          In order to facilitate the identification of situations that represent Material Acts or Facts, article 2 of CVM Instruction 358/02 provides non-exhaustive examples of Material Acts or Facts.

3.5          BRF’s Administrators are responsible for thoroughly analyzing any concrete situations that may arise in the Company’s operations, always considering their materiality, concreteness or strategic importance, in order to verify whether or not such situations constitute Material Acts or Facts.

3.6          With regard to the hypotheses referred to in CVM Instruction 358/02 concerning (i) the acquisition of other companies or the operating assets of other companies by BRF or its Subsidiaries or Affiliates, (ii) the disposal of equity stakes or operating assets by the Company or its Subsidiaries or Affiliates, (iii) mergers, incorporations or the incorporation of shares involving the Company or its Subsidiaries or Affiliates, and (iv) investments by the Company, or its Subsidiaries or Affiliates, the existence of a Material Act or Fact will be verified when the operation represents five percent (5%) or more of the market value of the Company and also:

2Section 4 of article 243 of Law 6,404/76 considers “significant influence” to exist when the investor holds or exerts power to participate in decisions concerning the affiliate’s financial or operational policies, without controlling it; section 5 of this same article, in turn, establishes that there is a presumption of significant influence when the investor owns 20% (twenty percent) or more of the capital of the affiliate, without controlling it.

3Control is characterized by the power effectively used to direct corporate activities and guide the functioning of the respective company’s bodies, directly or indirectly, in practice or law. There is a relative presumption of control regarding a person or group of persons related through a shareholders’ agreement or under common control that holds shares giving an absolute majority of votes of shareholders present at the company’s last three general meetings, even if this person or group does not own enough shares to ensure the absolute majority of voting capital.

(i)             if an audit has been initiated to execute the operation; or

(ii)           if a binding proposal has been made in order to execute the operation; or

(iii)          if BRF, or one of its Subsidiaries or Affiliates, has the intention to conduct a competitive process to execute the operation, without prejudice to other situations in which the concrete and effectively demonstrable intention to execute it may be verified.

3.7          For the purposes of this Policy, the mere prospecting for investment or business opportunities by BRF will not constitute a Material Act or Fact, even if this involves the signing of confidentiality agreements, which must be kept in the strictest confidence by the Related Persons.

3.8          The Company will immediate disclose any of the situations described in items 3.5 to 3.7, even though they are not characterized as a Material Act or Fact, if its existence is leaked to the market and results in an atypical fluctuation in the price or trading volume of the Company’s Securities.

3.9          Any Related Person or Associated Person who is unsure of whether a determined situation constitutes a Material Act or Fact, or the appropriate conduct for such a situation under the terms of this Policy, must contact BRF’s CFO or its Investor Relations area to obtain the necessary clarification.

Duties of the CFO

3.10       The CFO is responsible for the following:

a)             Disclosing and reporting any Material Act or Fact that has occurred or is related to the Company’s business, immediately after its occurrence, to the CVM, the SEC, the Stock Exchanges and/or the OTC Market and organized OTC entities through which BRF’s Security are traded;

b)             Striving to distribute this information widely, immediately and simultaneously to all markets on which these Securities are traded, in Brazil or abroad;

c)              Providing requested information, if the CVM, the SEC, Stock Exchanges and/or the OTC Market demand clarifications to support the reporting and disclosure of the Material Act or Fact;

d)             Evaluating the need to request the suspension of trading in BRF’s Securities – always simultaneously to Brazilian and foreign Stock Exchanges and/or the OTC Market – for the time required for the adequate communication of the Material Act or Fact;

e)             If it is essential to disclose information during trading hours, trading in Brazil will not be suspended while Stock Exchanges and/or the OTC Market in other countries are functioning, and while trading in Securities has not been equally suspended on these Stock Exchange and/or the OTC Market; and

f)              If there are atypical fluctuations in the price or trading volume of BRF’s Securities or related securities, the CFO will, at his/her sole discretion, investigate any people who may have information not yet disclosed to the market, in order to assess the need to disclose it immediately in accordance with this Policy, and to keep records of this procedure.

Duties of Controlling Shareholders, Administrators, Fiscal Council Members, Employees and Collaborators, and the Members of Any Bodies with Technical or Advisory Functions

3.11       Controlling Shareholders, Administrators, Fiscal Council Members, Employees and Collaborators with access to Inside Information, and members of any Bodies with Technical or Advisory Functions, are responsible for the following:

a)             Informing the CFO or, in his/her absence, BRF’s Investor Relations area, of any information deemed to characterize a Material Act or Fact. The CFO (or Investor Relations area) will then be responsible for deciding on the need to disclose the information to the market and the level of detail to be disclosed;

b)             Promptly responding to requests for clarification made by the CFO to verify the occurrence of a Material Act or Fact;

c)              Following disclosure under the terms of part “a” above (a decision having been made not to maintain the information’s confidentiality as provided for in article 6 of CVM Instruction 358), if it is found that the CFO failed to disclose the Material Act or Fact widely to the market, this Material Act or Fact must be reported immediately to the CVM, in writing, under the terms of section 2, article 3 of CVM Instruction 358; and

d)             Maintaining the confidentiality of Inside Information to which they have access due to the position or function they hold, until it has been properly reported to the market under the terms of this Policy, and striving for subordinates and third parties in their trust to do the same.

BRF’s Disclosure Procedures

3.12       Disclosure will take place (i) through electronic means to the relevant regulatory authorities and the Stock Exchanges and/or OTC Market on which the Company’s Securities are traded, and (ii) through publication in newspapers of large circulation used regularly by the Company. Such notices in newspapers may be summaries provided that BRF’s Investor Relations website address is stated, where the complete information will be available in clear, precise form and in accessible language. The notices governed by this Policy will be given in Portuguese and English. The information provided to regulatory authorities and disclosed on the Company’s Investor Relations website must be constantly updated and will include identical information to that submitted to the CVM, the SEC, and the Stock Exchanges and/or OTC Market on which BRF’s Securities are traded.

3.13       The disclosure of a Material Act or Fact must take place simultaneously on all the markets where BRF’s Securities are traded, whenever possible before the start or after the end of trading on Stock Exchanges and/or the OTC Market located in Brazil or abroad. If there is incompatibility, the Brazilian market’s trading hours will prevail.

3.14       The disclosure of information to the Investing Public must take place in a general manner. If information characterized as a Material Act or Fact is inadvertently revealed to a person or specific group of people, the Company, through the CFO, will immediately disclose the information extensively to the market, in accordance with this Policy.

Exception from Immediate Disclosure

3.15       It will be permitted to not disclose Material Acts or Facts to the market in exceptional cases when Controlling Shareholders or Administrators, as appropriate, understand that their disclosure would endanger BRF’s legitimate interests.

3.16       In the circumstances described in the previous item, the Controlling Shareholders or Administrators (the latter through the CFO), as appropriate, may decide to submit to the CVM a request to not disclose to the public the Material Act or Fact. In this case, the request must be sent to the President of the CVM, in a sealed envelope marked with the word “Confidential,” setting out the justification for the request for confidentiality.

3.17       The Controlling Shareholders or Administrators (the latter through the CFO), as appropriate, are obliged to immediately inform the market of a Material Act or Fact if the information escapes their control, or if there is an atypical fluctuation in the price or trading volume of the Company’s Securities or related securities.

3.18       The requirement specified in item 3.16 will not relieve Controlling Shareholders and Administrators of their responsibility to disclose the Material Act or Fact.

Disclosing Results and Other Information

3.19       It is not BRF’s policy to disclose comments on results forecasts and reports produced by investment analysts. However, the CFO may provide investment analysts and the market in general with information deemed pertinent to enable proper evaluations of the Company’s Securities. To this effect, he/she may comment on the facts and premises present in models used by such analysts. The conclusions that these analysts have arrived at in their reports will not be commented on. The Company will not circulate to any interested parties, nor endorse, any report that has been produced by investment analysts.

3.20       Any disclosed information that relates to forecasts of any kind will be accompanied by statements (i) indicating that this information should be evaluated by market participants with particular caution, as it concerns information that is not yet confirmed, but rather based on the mere expectations of the Company’s administration, and (ii) identifying factors considered important, which could lead to different results from those expected by the Company’s administration.

3.21       If BRF’s Administrators find that a previously disclosed Material Act or Fact, including any forecast, was or became significantly inaccurate, the CFO will immediately disclose the correct information as soon as the error has been identified, and will then correct the periodic information submitted to the CVM.

3.22       Information that is unfavorable or negative with respect to the Company will be disclosed in the same manner and in the same timescale as favorable information.

Disclosure of Quarterly and Annual Results

3.23       Without prejudice to other information required by the CVM and the SEC, BRF will prepare and submit to these two organizations the following information:

To the CVM4

a)                  Reference form, which must be submitted annually in up to five (5) months counting from the end of the financial year;

b)                 Annual financial statements, which must be reported, in Portuguese and English versions, within the timeframes established in the Brazilian Corporation Law;

c)                  Standardized financial statement form (known by Portuguese acronym “DFP”), which must be submitted to the CVM within three (3) months of the end of the financial year, or on the same date that the financial statements are disclosed, whichever occurs first;

d)                 Quarterly financial information form (known by Portuguese acronym “ITR”), which must be submitted by the issuer within one (1) month of the end of each quarter;

To the SEC5

e)                 20F Form: In accordance with the timeframes established by the SEC; and

f)                   6K Forms: Any documents submitted to the CVM through the CVM’s “IPE” document submission system, at the same time as the publication (or provision) of such information in the Portuguese version.6

3.24       Information will be disclosed to the Brazilian and foreign markets on which the Company’s Securities are traded, outside the trading hours of the Stock Exchanges and/or OTC Market.

3.25       The information referred to in item 3.23 will be simultaneously posted on BRF’s website and sent to analysts and investors in the Company’s records.

3.26       On these occasions, the Company will seek to hold press conferences with the specialist press, in order to promote widespread knowledge of its quarterly and annual results, but without disclosing other information not disclosed to the capital market.

4 The documents related to CVM Instruction 481 of December 17, 2009 will be presented at the moment when the Ordinary General Meeting of BRF’s shareholders is convened.

5 All forms submitted to the SEC must be delivered to the CVM through the IPE system, translated into Portuguese, concurrently with the registration of this information at the SEC.

6 These documents must also be simultaneously filed at the stock exchanges and/or organized OTC market entities through which securities issued by BRF are traded, now or in the future, in Brazil or abroad.

Annual Calendar

3.27       By December 10 of each year, BRF must send BM&FBOVESPA and publicly disclose an Annual Calendar for the following calendar year, specifying at least the names and dates of company acts, events and public meetings with analysts and any other interested parties, and the reporting of financial information scheduled for the following calendar year.

3.28       Any subsequent delays in relation to the events contained in the Annual Calendar presented must be reported to BM&FBOVESPA and publicly disclosed at least five (5) days before the planned date for holding the event. If the alteration is not disclosed within this timeframe, besides altering the Annual Calendar, the Company must issue a statement to the market before holding the event, specifying the reasons for the alteration to the Annual Calendar.

Quiet Period7

3.29       The “Quiet Period” before the public disclosure of financial statements is the conduct that must be followed by companies, in accordance with prevailing legislation and regulations, to not disclose inside information about their results to people other than the professionals involved in preparing these financial statements, having them approved by the Executive Board and Board of Directors (which precedes submitting this information to the CVM and the Stock Exchanges and/or OTC Market), and publicly disclosing it.

3.30       BRF adopts the Quiet Period system in the period of fifteen (15) days before the public disclosure of the Company’s quarterly information (ITR) and annual information (DFP), the submission of Reference Forms to the CVM, and the sending of 20-F Forms to the SEC.

3.31       Related Persons are subject to the Quiet Period.

3.32       Information classified as a Material Act or Fact, and that is not directly related to as-yet undisclosed financial information, must continue to be disclosed normally to the market in accordance with this Policy.

3.33       Information about financial statements that could yet be adjusted and that have not yet been audited and approved by the Executive Board and Board of Directors will not be disclosed.

3.34       BRF will declare an internal Quiet Period for Related Persons during periods when public offerings and/or structured operations are under way, as provided for in capital market legislation. In such cases, Related Persons will not participate in public meetings and press conferences.

3.35       In exceptional cases of involuntary leakage of this information, and in atypical or accidental cases, the Company must inform the CVM and report the data that have leaked into the market as quickly as possible, using the procedures established in this Policy, in order to equalize information in the market.

Teleconferences / Simultaneous Transmissions

3.36       Teleconferences or simultaneous transmissions will be held after results are announced.  In addition, one-off teleconferences may be held whenever necessary, at the CFO’s discretion.

3.37       During teleconferences or simultaneous transmissions, information disclosed to the market through notices published in the press may be discussed in greater depth.

3.38       Teleconferences or simultaneous transmissions will always be conducted by the CFO, but other Company directors may also participate in them.

3.39       Such conferences or simultaneous transmissions will be transcribed and posted on BRF’s Investor Relations website.

Meetings with Analysts and Investors

7 CODIM Guidance Ruling 7, of September 22, 2009.

3.40       The Company may give public presentations, in Brazil or abroad, at events organized by capital market entities or financial institutions, or arranged following a decision taken by its Administrators.

3.41       Whenever deemed appropriate and under the CFO’s supervision, the Company may organize meetings with investors, whether current or potential, or participate in conferences organized by market institutions.

3.42       Contact with investors and investment analysts will always be made by the CFO and/or representatives of the Investor Relations area, who may invite other Company directors and executives to accompany them.

3.43       The CFO may forward information or material about BRF that is already publicly known and disclosed to the market, to meet requests made by investors and investment analysts.

3.44       All information and presentations used at these meetings will be filed at the CVM, SEC, Stock Exchanges and/or OTC Market, and posted on BRF’s Investor Relations website.

Responses to Rumors

3.45       It is BRF’s policy not to comment on rumors or speculation originating in the market, except in extreme situations that cause, or could cause, significant volatility in the Company’s Securities or related securities.

Relations with Strategic Partners

3.46       When necessary, the exchange of non-public material information with strategic partners will always be accompanied by a formal confidentiality agreement. If such information is inadvertently disclosed to any third party, by any of the parties to the confidentiality agreement, the CFO will immediately provide for the widespread disclosure of this same content to the market.

Sharing of Information between the Investor Relations Area and Other Areas of BRF’s Administration

3.47       The Company’s other Administrators will keep the CFO continuously updated with extensive information of strategic, operational, technical or financial nature. The CFO will be responsible for deciding on the need to disclose this information to the public and the level of detail to be disclosed.

Procedures for Reporting Information on Share Transactions Made by Administrators and Other Parties

3.48       The Administrators, Fiscal Council Members and the members of any of BRF’s Bodies with Technical or Advisory Functions are obliged to inform the Company, in line with Appendix II, of the quantity, characteristics and form of acquisition: (i) of BRF Securities, or securities issued by Subsidiaries or Parent Companies (that are public companies), or related securities, which they possess; and (ii) changes to their positions. They must also specify the Securities and/or securities issued by Subsidiaries or Parent Companies (that are public companies), or related securities, held by: (i) their spouse, from whom they have not legally separated; (ii) their companion; (iii) any dependent included in their annual income tax declaration; and (iv) directly or indirectly controlled companies.

3.49       The Company must be informed: (i) immediately after the people mentioned in the item above take office; and (ii) no more than five (5) working days after the end of the month in which there has been a change in their securities, indicating the balance of their position in the period.

3.50       If any of the Administrators, Fiscal Council Members, or members of any of BRF’s Bodies with Technical or Advisory Functions assumed their respective positions before the present Policy came into force, such persons must promptly inform the Company, in accordance with Appendix III, of the current quantity, characteristics and the form of acquisition of Securities issued by the Company and/or securities issued by Subsidiaries or Parent Companies (that are public companies), or related securities, that they own, in order for the Company to adopt the same procedure described in item 3.51 below.

3.51       The CFO, through the Company’s Investor Relations area, will submit all information received to the CVM and, if appropriate, to the SEC and the Stock Exchanges and/or the OTC Market on which the Securities are traded, no more than ten (10) days after the end of the reference month.

Procedures for Reporting and Disclosing Acquisitions or Disposals of Significant Equity Stakes

3.52       The Controlling Shareholders, direct or indirect, and the shareholders who appointed members of the Board of Directors or Fiscal Council, as well as any individual, legal entity or group of people acting together or representing a shared interest that obtains a direct or indirect stake corresponding to 5% (five percent) or more of the type or class of shares (or any rights to shares and other securities) representing BRF’s capital, must send the Company a notice in line with Appendix IV of the present Policy, immediately after reaching the aforementioned stake.

3.53       Likewise, the same information must be disclosed by a person or group of people representing a shared interest that owns an equity stake of or above the percentage specified in item 3.52 above, each time that this stake: (i) rises by 5% (five percent) of the type or class of shares representing BRF’s equity capital; or (ii) falls by 5% (five percent) of the total type or class of shares representing the Company’s equity capital, due to sale or liquidation.

3.54       In cases where the acquisition results in, or was executed in order to bring about, a change in the composition of control or administrative structure of BRF, and in cases in which the acquisition generates the obligation to conduct a public offering, under the terms of CVM Instruction 361, of March 5, 2002, the acquirer must also publish a notice related to the Material Act or Fact, containing the information specified in article 12 of CVM Instruction 358/02.

3.55       As soon as this information is received by the Company, the CFO is responsible for sending it, through BRF’s Investor Relations area, to the CVM and, if appropriate, to the SEC and the Stock Exchanges and/or OTC Market on which the Company’s Securities are traded.

3.56       Regardless of the provisions of items 3.52 and 3.53 above, the Controlling Shareholders, and their respective spouses, companions and dependents included in the annual income tax declaration of Controlling Shareholders, must inform BRF of any trades that they have made, or any changes that have occurred in their ownership of Securities, and the price, if appropriate. Every month, no more than ten (10) days after the end of each month, the Company must send BM&FBOVESPA the information specified in this item, in individual and consolidated form.

4.         POLICY ON TRADING:

4.1          The present Policy on Trading determines: (i) the rules to be observed by Related Persons when trading Securities issued by BRF, imposed by CVM Instruction 358/02; and (ii) the internal Securities trading policy adopted by BRF. One of its main objectives is to contribute to compliance with laws and rules prohibiting insider trading.

4.2          Related Persons must sign the respective Declaration of Acceptance of the present Policy, in accordance with article 15, section 1, part I and article 16, section 1 of CVM Instruction 358/02, in line with the template in Appendix I, and are prohibited from trading Securities issued by BRF during the prohibition periods provided for in this Policy.

4.3          At its head office, BRF will keep a list of people who have signed the Declaration of Acceptance, which will be continually updated by the Company and made available to the CVM. Whenever there are changes in their registration details, those who have signed the Declaration of Acceptance must report them immediately to the Company.

4.4          The prohibitions established in this Policy must also be observed by Associated Persons and Commercial Contacts, and the respective Related Persons will be responsible for guiding them on the start and end of Blackout Periods.

Prohibition on Trading Pending the Disclosure of Material Acts or Facts

4.5          Trading in Securities by Related Persons is prohibited during the period of 15 (fifteen) days before the disclosure or publication, as appropriate, of the Company’s quarterly information (ITR), annual information (DFP) and 20-F Form.

4.6          Trading in Securities by Related Persons is also prohibited until the Company discloses Material Acts or Facts to the market, in the following cases:

a)                  Whenever there is a Material Act or Fact in BRF’s business of which Related Persons are aware;

b)                 Whenever there is the intention to conduct an incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

c)                  When a public distribution of Securities issued by the Company is under way;

4.7          The direct and indirect Controlling Shareholders and the Administrators of BRF and its Subsidiaries may not trade in the Company’s Securities, or related securities, whenever an acquisition or disposal of the Company’s shares is being undertaken by the Company itself, its Subsidiaries or Affiliates, or another company under shared control, or if an option or mandate for the same purpose has been granted.

4.8          In the cases specified in item 4.6, even after the disclosure of a Material Act or Fact, the prohibition on trading will remain in effect if BRF considers that such trading could interfere with the Company’s share dealing conditions and so result in losses for BRF itself or its shareholders. Whenever BRF decides to prolong a trading prohibition, the CFO will report the decision in an internal memo.

Establishment of Blackout Periods

4.9          If the existence of a Material Act or Fact is verified, the CFO may establish a Blackout Period, without being obliged to present any justification, until this Material Act or Fact has been duly reported to the market. If he/she exercises this option, the CFO must explicitly specify the start and end dates of the Blackout Period, and the Related Persons must maintain confidentiality during this period.

4.10       The lack of a notice from the CFO about the Blackout Period will not exempt anyone from the duty to comply with the present Policy, as well as the provisions of Instruction 358/02 and other regulatory acts issued by the CVM.

Prohibition on BRF Deliberating on the Acquisition or Disposal of Shares Issued by Itself

4.11       BRF’s Board of Directors may not deliberate on the acquisition or disposal of shares issued by itself until the events described below have been disclosed through the publication of a Material Act or Fact:

a)                  Signing of any agreement or contract to transfer control of the Company, or to grant an option or mandate for the same purpose; and

b)                 The existence of the intention to undertake an incorporation, total or partial spin-off, merger, transformation or corporate reorganization.

4.12       If, following approval of the buyback program, a fact that fits any of the hypotheses above occurs, BRF will immediately suspend operations involving shares that it has issued until the respective Material Act or Fact has been disclosed.

Exceptions to the Prohibition on Trading in BRF’s Securities

4.13       The prohibition provided for in item 4.5 (period of 15 days before the disclosure or publication of quarterly and annual information, and 20-F Form) and item 4.6, part “a” and “b” (pending the disclosure of a Material Act or Fact) and the intention to undertake an incorporation, total or partial spin-off, merger, transformation or corporate reorganization do not apply to operations involving treasury stock, through private trades, linked to the exercise of call options in accordance with the stock option award plan approved by BRF’s general meeting.

Individual Investment Programs

4.14       The prohibition provided for in item 4.5 (period of 15 days before the disclosure or publication of quarterly and annual information, and 20-F Form) does not apply to trading in Securities conducted by the Administrators, Fiscal Council Members, and the members of other Company Bodies with Technical or Advisory Functions created by statutory provision, as well as those of the Company’s Subsidiaries and Affiliates, who have joined Individual Investment Programs, provided that such programs meet the requirements established in this Policy, and provided that the Company has approved a schedule setting specific dates for the disclosure of quarterly and annual information.

4.15       The Individual Investment Program must: (i) be filed in advance with the CFO, 15 (fifteen) days before the start of its implementation; and (ii) have a duration of at least 90 (ninety) days. The interested party must specify, at least, the approximate quantity of Company Securities, or related securities, that the Related Person intends to trade during the period and the respective price parameters. Once the Individual Investment Program has ended, the interested party must present a brief report about the operations conducted.

4.16       The Individual Investment Program must also establish: (i) the irrevocable and irreversible commitment of its participants to trade Company Securities or related securities during the period in accordance with the quantity and price parameters established in it; (ii) the impossibility of implementing the plan if a Material Act or Fact undisclosed to the market is pending, and during the 15 (fifteen) days before the disclosure of quarterly information (ITR) and annual information (DFP), as well as the 20-F Form; (iii) the obligation to extend the trading commitment, even after the end of the originally planned period to bind the participant to the plan, if a Material Act or Fact undisclosed to the market is pending, and during the 15 (fifteen) days before the disclosure of quarterly and annual information; and (iv) the obligation of its participants to return to the Company any losses avoided or gains made in trades involving shares issued by the Company arising from any alteration in the disclosure dates of quarterly and annual information, calculated using reasonable criteria determined in the plan itself.

BRF’s Stock Option Plan

4.17       It is BRF’s policy to award options to purchase Company-issued shares to determined executives, in accordance with the plan approved by the general meeting, in order to align the interests of this plan’s participants with the Company’s long-term objectives.

4.18       The shares acquired through the exercise of awarded options, in accordance with the plan specified in item 4.17, may not be disposed of during the periods of prohibited or limited share trading established in this Policy, nor during periods when the share buyback program is being executed by the Company itself.

BRF’s Share Buyback Program

4.19       The programs to buy back shares issued by BRF are designed to retain treasury stock (and subsequently dispose of and/or cancel it without reducing the capital stock), in order to: (i) meet the Company’s obligations arising from stock option plans; and/or (ii) maximize the generation of value for shareholders through the efficient administration of the Company’s capital structure.

4.20       The buyback programs will determine the timeframes for their execution and the maximum quantity of shares that the Company intends to acquire.

4.21       Share buybacks under the terms of the approved programs will be conducted in linear form over the execution period established by BRF’s Executive Board (this period must comply with the maximum buyback period stipulated by the Board of Directors) regardless of the share price, provided that the CVM’s regulations are respected. This means that the daily buyback limit will be determined by dividing the maximum quantity of shares that the Company intends to acquire by the number of days established to execute the program.

4.22       The buybacks must not significantly influence the daily stock exchange trading volume of these shares.

4.23       The prohibitions and limits on the acquisition of BRF’s Securities established in items 4.5 and 4.6 of this Policy apply to the share buyback programs.

General Provisions

4.24       Former Administrators may not trade in the Company’s Securities during the following periods:

a)                  For six (6) months after they have left the Company; or

b)                 Until the Company has informed the market of the Material Act or Fact related to the operations that the former Administrator participated in or knew about while performing his/her functions. If appropriate, a requirement to abstain from trading as described in item 4.8 of this Policy will apply to the former Administrator, and in this case, this requirement will be communicated to him/her in advance by the CFO.

4.25       The prohibitions on trading established in this Policy apply to trading conducted directly by Related Persons, as well as that conducted indirectly, through: (i) Associated Persons, or (ii) third parties with whom Related Persons have entered into trust agreements or share portfolio administration arrangements.

4.26       For the purposes of the provisions of item 4.25, trading conducted by investment funds that the people subject to the present Policy own shares in is not considered to be indirect trading, provided that: (i) the investment funds are not exclusive; and (ii) the trading decisions of the investment fund administrator or manager cannot be influenced by the fund’s share owners.

Changes to the Policy on Trading

4.27       The Policy on Trading established herein may only be altered by a resolution of the Board of Directors, and in no circumstances may it be altered while the disclosure of a Material Act or Fact is pending.

5.         FINAL PROVISIONS AND PENALTIES:

5.1          The Company’s CFO is the person responsible for executing and monitoring BRF’s Policy on Disclosure of Material Acts or Facts and Trading of Securities.

5.2          BRF’s Governance, Sustainability and Strategy Committee is responsible for issuing analyses and official opinions concerning subjects related to the Policy, when this is requested by the Board of Directors.

5.3          Violations of the provisions of this Policy constitute a serious offense, for the purposes of section 3, article 11 of Law 6,385/76, and offenders will be subject to penalties to be imposed by the CVM, without prejudice to disciplinary and legal sanctions that may be imposed by BRF itself.

5.4          The occurrence of events constituting indications of crime must be reported by the CVM to the Public Prosecution Ministry, under the terms of the law.

5.5          The provisions of this Policy do not remove the responsibility, arising from legal and regulatory provisions, of third parties not directly linked to the Company, who know of Material Acts or Facts, and trade in Securities issued by the Company.

6.         CONTRACT TERM:

The standards established in this instrument come into force on the date it is approved by the Board of Directors. The Policy will remain in effect indefinitely until changed by a new resolution of the Board of Directors. BRF will amply disclose this Policy, which will be posted on the Company’s intranet for immediate consultation to resolve people’s queries, and will take all necessary measures to obtain the formal acceptance of the people who ought to submit to it, in accordance with Appendix I.

Appendix I

DECLARATION OF ACCEPTANCE OF THE POLICY ON DISCLOSURE OF MATERIAL ACTS OR FACTS AND TRADING OF SECURITIES

Through this instrument, for the purposes of article 15, section 1, part I and article 16, section 1 of CVM Instruction 358/02, I, [name and position], resident and domiciled at [full address], holder of CPF (“Cadastro de Pessoas Físicas”) number [CPF number] and [state whether “RG” or “RNE”] identity number [ID number and name of entity that issued it], as [position, function or relationship with the company] of [company], a corporation headquartered at [address], registered with the Finance Ministry’s National Registry of Legal Entities (CNPJ) under number [CNPJ number], hereby declare through this Declaration of Acceptance: (i) that I am fully aware of the rules established by BRF’s Policy on Disclosure of Material Acts or Facts and Trading of Securities (“Policy”), a copy of which I have received; (ii) that I explicitly assume the obligation to faithfully abide by these rules; and (iii) that I know that violations of the provisions of this Policy constitute a serious offense, for the purposes of section 3, article 11 of Law 6,385/76, and offenders will be subject to penalties to be imposed by the CVM, without prejudice to disciplinary and legal sanctions that may be imposed by BRF itself.

OPTIONAL PARAGRAPHS:

I, [name], also declare that I committed to abide by the Policy on Trading of [name of entity], on [date], whose rules are specified in detail in Appendix I of the present Declaration of Acceptance.

I, [name], also declare that I possess my own copy of the Policy on Trading, whose rules are specified in detail in Appendix I of the present Declaration of Acceptance.

The present Declaration of Acceptance is signed in three (3) copies of equal content and form, in the presence of the two (2) witnesses specified below.

[Location and date of signing]

_________________________________

[Name of person making the declaration]

Witnesses:

1. _____________________ Name: ID number: CPF number:	2. _____________________ Name: ID number: CPF number:

Appendix II

TRADES CONDUCTED WITH SECURITIES ISSUED BY

Period:

[month / year]

Name of person acquiring or disposing of the securities:

Position:

Date of trade:

Nature of trade:

Value of security:

Total quantity:

Quantity per type and class:

Price:

Broker used:

Other relevant information:

Location and date:

Signature:

Appendix III

OWNERSHIP OF SECURITIES ISSUED BY

Name of owner:

Position:

Value of securities:

Total quantity:

Quantity per type and class:

Form of acquisition:

Other relevant information:

Location and date:

Signature:

Appendix IV

ACQUISITION OR DISPOSAL OF SIGNIFICANT EQUITY STAKE IN

Period:

[month / year]

Name of person acquiring or disposing of the securities:

Position:

CNPJ/CPF number:

Date of trade:

Nature of trade:

Value of security:

Envisaged quantity:

Quantity per type and class:

Price:

Broker used:

Objective of ownership:

Quantity of debentures convertible into shares, already owned, directly or indirectly:

Quantity of shares subject to conversion of debentures, per type and class, as applicable:

Quantity of other securities already owned, directly or indirectly:

Details of any agreement or contract regulating the exercise of the right to vote or the purchase and sale of securities issued by the Company:

Other relevant information:

Location and date:

Signature:

21.3. Executive officers and directors responsible for implementing, maintaining, assessing and overseeing the information disclosure policy

All the Company’s administrators shall always maintain the Vice-President of Finances, Control and Investor Relations up to date with sufficient information of a strategic, operational, technical or financial nature and the Vice-President of Finances, Control and Investor Relations shall decide on the need to disclose the matter to the public and on the level of details.

22.1. Acquisition or disposal of any material asset not related to the normal business activities of the Company

                Not applicable.

22.2. Significant changes in the way of Company doing business

                Not applicable.

22.3. Material contracts entered into between the Company and its subsidiaries not directly related to the operating activities

                Not applicable.

22.4. Provide other information that the issuer deems relevant

On December 8, 2011, we announced an agreement with Marfrig Alimentos S.A. (“Marfrig”) for an exchange of assets in compliance with the TCD.  We entered into the definitive exchange agreement with Marfrig on March 20, 2012.  Under the agreement: os ativos e os direitos relativos a oito centros de distribuição;

We agreed to transfer to Marfrig:

•        the trademarks, intellectual property, real property, facilities and equipment described in the TCD;

•        the assets and rights relating to eight distribution centers;

•        through a lease, our hog slaughtering plant in Carambeí in the State of Paraná, with an option by Marfrig to purchase the plant for R$188.0 million at the end of the lease term;

•        capital stock of certain subsidiaries relating to the assets above;

•        contracts with integrated producers to ensure that Marfrig will maintain the same levels of supply as BRF and Sadia did; and

•        Sadia’s 64.57% interest in the capital stock of Excelsior Alimentos S.A.

•      In return, Marfrig agreed to transfer to us:

•        its 90.05% interest in Quickfood S.A., an Argentine food processing company (although the slaughterhouse activity of Quickfood S.A. will be separated and will continue to be controlled by Marfrig);

•        Marfrig’s commercial operations related to the Paty  brand in Uruguay and Chile.

The transaction with Marfrig is subject to conditions precedent, including an announcement by the CADE that the agreement fulfills the conditions of the TCD.  We expect the transaction to be completed by June 1, 2012.

Information about our agreement with Marfrig in detail is described in section 7.9. of this Reference Form.

This is a Free Translation prepared by BRF – Brasil Foods.

Any questions arising from the text should be clarifyed by consulting the original.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 11, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director